07025116

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Xinhua Finance Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 1 3 2007
THOMSON FINANCIAL

FILE NO. 82- 34883 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/11/07

082-34883 (2)
AR/S
12-31-06

RECEIVED

2007 JUL 11 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2006 Year 12 Month Financial Summary (Consolidated) 2007 Year 02 Month 15 Date

Listed Company Name : Xinhua Finance Limited **Listed Section : Mothers**
Code No. : 9399 **Head Office Location : Cayman Islands**
(URL http://www.xinhuafinance.com)
Representative- Title : Chief Executive Officer ; Name : Fredy Bush
Inquiry- Title : Chief Financial Officer ; Name : Gordon Lau ; Tel : Hong Kong (852) 3196-3939
Title : Managing Director of Investor Relations ; Name : Sun Jiong ; Tel : Tokyo (81) 3 3221-9500
Directors' meeting on Financial results : Year 2007 Month 02 Date 14
Applied the US GAAP? No

1. Consolidated Results for the period ending December 2006 (1 January 2006 to 31 December 2006) under Japan GAAP

(1) Consolidated Operating Results **Note: The figures are rounded.**

	Turnover		EBITDA		Operating Income		Ordinary Income	
	US$ Thousand (JPY Thousand)	%	US$ Thousand (JPY Thousand)	%	US$ Thousand (JPY Thousand)	%	US$ Thousand (JPY Thousand)	%
Dec, 2006	174,963 (20,839,820)	59.0	24,672 (2,938,682)	31.3	1,134 (135,099)	△67.3	63 (7,448)	△88.1
Dec, 2005	110,010 (13,103,296)	84.3	18,787 (2,237,765)	344.2	3,472 (413,503)	-	523 (62,345)	-

	Net Income /△ Loss		Earnings per share	Diluted Earnings per Share	% of Net income/ Adjusted shareholders' equity	% of Ordinary income / total assets	% of Ordinary income / Turnover
	US$ Thousand (JPY Thousand)	%	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places	%	%	%
Dec, 2006	10,760 (1,281,662)	-	12.23 (1,456.43)	11.57 (1,378.69)	3.7	0.0	0.0
Dec, 2005	△2,814 (△335,226)	-	△4.25 (△506.32)	- -	△1.3	0.2	0.5

(Note) 1. P/L from applying Equity Method : December, 2006 : US$ 196 thousand (JPY 23,350 thousand) : December, 2005: Nil
2. Average no. of shares during the period : December, 2006 : 880,001.21 shares ; December, 2005 : 662,085.34 shares.
3. Change in Accounting Method: No
4. % of Turnover, EBITDA, Operating Income, Ordinary Income and Net Income represent increase or decrease in comparison to the prior year.
5. Exchange rate used USD1 = ¥119.11; The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), from the Tokyo Foreign Exchange Market as of December 29, 2006.
6. EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill on consolidation.
7. Total Net Assets as of December 31, 2005 was reported as total shareholder's equity in the previous announcement at the balance sheet date.
8. Adjusted shareholders' equity for 2006 is defined as total net assets minus minority interests minus share subscription rights. Adjusted shareholders' equity for 2005 is defined as shareholders' equity.

(2)Consolidated Financial Status

	Total Assets	Total Net Assets	% of Adjusted Shareholders' Equity / Total Assets	Net Assets per Share
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	%	US$ (JPY) 2 decimal places
Dec, 2006	765,941 (91,231,267)	382,758 (45,590,300)	39.8	326.93 (38,940.63)
Dec, 2005	368,817 (43,929,746)	279,442 (33,284,304)	75.8	305.65 (36,405.58)

(Note)
1. Total issued shares at end of period (consolidated) : Dec, 2006 : 931,637.79 shares ; Dec, 2005 : 815,477.29 shares
2. Total Net Assets as of December 31, 2005 was reported as total shareholder's equity in the previous announcement at the balance sheet date.
3. Adjusted shareholders' equity for 2006 is defined as total net assets minus minority interests minus share subscription rights. Adjusted shareholders' equity for 2005 is defined as shareholders' equity.

(3)Consolidated Cashflow result

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the year end
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
Dec, 2006	△12,970 (△1,544,830)	△95,754 (△11,405,279)	125,122 (14,903,295)	97,279 (11,586,914)
Dec, 2005	△7,154 (△852,065)	△55,431 (△6,602,435)	103,255 (12,298,674)	80,669 (9,608,540)

(4) Details regarding the application of consolidated scope and Equity Method

Number of consolidated entities: 82; Number of non-consolidated entities using the Equity Method : 4; Number of related entities using the Equity Method: 2

(5) Changes in conditions on the applicability of the consolidated scope and Equity Method

Consolidated: (New) 40, (Excluded) N/A; Equity Method : (New) 1, (Excluded) N/A

2. Forecast on Consolidated Results for the period ending December 2007 (1 January 2007 to 31 December 2007) under Japan GAAP

	Turnover	EBITDA	Operating Income / △ Loss	Ordinary Income	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For 6 months	99,502 (10,945,216)	9,589 (1,054,785)	△5,905 (△649,562)	4,199 (461,847)	799 (87,943)
For a year	228,680 (25,154,804)	32,281 (3,550,892)	964 (106,011)	16,527 (1,817,973)	1,999 (219,874)

(Reference) Forecasted net income per share (for the period) : JPY 203.08 (2 decimal places)
1. Exchange rate used USD1 = ¥110 (estimate).

*Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

<For Reference Only (IFRS)>

1. Consolidated Results for the period ending December 2006 (1 January 2006 to 31 December 2006) under IFRS

(1) Consolidated Operating Results

	Turnover	EBITDA	Net Income	Earnings per share	Diluted Earnings per Share
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ (JPY) 2 decimal places	US$ (JPY) 2 decimal places
Dec, 2006	174,963 (20,839,820)	23,331 (2,780,792)	18,731 (2,232,502)	21.28 (2,535.23)	20.14 (2,398.63)
Dec, 2005	110,010 (13,103,296)	21,234 (2,506,937)	10,270 (1,212,576)	15.51 (1,831.27)	15.23 (1,798.21)

(Note) 1. P/L from applying Equity Method : Dec, 2006 : US$ 196 thousand (JPY 23,350 thousand); Dec, 2005: Nil
2. Average no. of shares during the period : Dec, 2006 : 880,001.21 shares ; Dec, 2005 : 662,085.34 shares
3. Change in Accounting Method : No
4. Exchange rate used USD1 = ¥119.11.

(2) Details regarding the application of consolidated scope and Equity Method

Number of consolidated entities : 82; Number of non-consolidated entities using the Equity Method : 4; Number of related entities using the Equity Method: 2

(3) Changes in conditions on the applicability of the consolidated scope and Equity Method

Consolidated : (New) 40, (Excluded) N/A; Equity Method : (New) 1, (Excluded) N/A

2. Forecast on Consolidated Results for the period ending December 2007 (1 January 2007 to 31 December 2007) under IFRS

	Turnover	EBITDA	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For 6 months	99,502 (10,945,216)	13,152 (1,446,734)	15,738 (1,731,154)
For a year	228,680 (25,154,804)	37,422 (4,116,446)	27,253 (2,997,806)

(Reference) Forecasted net income per share (for the period) : JPY2,768.87 (2 decimal places)
1. Exchange rate used USD1 = ¥110 (estimate)

*Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Management Policy

(a) Basic policy of company management

We are an integrated provider of market indices, ratings, financial news and analysis, investor relations ("IR") and distribution services for our proprietary content. In particular, we are a leader in China-related financial information and media services. Combining our China focus and global presence, we, led by our international management team, introduce internationally proven standards and essential products and services that facilitate investments into and out of China.

We believe that we are uniquely positioned in the financial information and services market because our business embodies five complementary services covering indices, ratings, financial news, IR and distribution, under one umbrella on one platform described below:

- *Market Indices.* Our market indices service line offers a broad series of benchmark and tradable indices, tracking the China and US equity and bond markets. Through partnerships with FTSE and Lehman Brothers, we apply proven methodologies used in mature markets to China in our construction of the Xinhua FTSE Index and Xinhua Lehman China Bond Index. Our index families serve as a basis for index funds, ETFs, derivatives and other structured products. In addition, our US subsidiary, Mergent Inc., constructs the Dividend Achievers Indices, an index that is constituted by global companies that consistently pass on strong earnings in the form of increasing dividend payouts to shareholders.

- *Ratings.* Our ratings service line offers independent ratings assessments and opinions on PRC companies and sectors. We also provide a comprehensive portfolio of corporate and financial databases, together with research and analysis tools. Our ratings, research, data and analysis provide essential support for asset allocation and credit risk management across China and the global markets.

- *Financial News and Analysis.* Our financial news and analysis service line delivers independent, up-to-the-minute news affecting the Chinese and global economies. Our content includes actionable market intelligence, market commentary and analysis, and is delivered via multiple channels. We cover global equity and fixed income, foreign exchange, commodities and derivatives markets with special insights into government and central bank policy and the Chinese economy.

- *IR Services.* Our IR service line offers a full range of investor and public relations services. Through our alliance with industry leader PR Newswire, our corporate announcement service allows companies inside and outside of China to communicate their news and events through our global network. By providing advisory and execution support, we help enterprises formulate and implement strategic capital market and media campaigns through our advisory firms. We assist Chinese companies in reaching out to an

international investor base and, conversely, foreign companies in executing their press and investor relations objectives across China.

- *Distribution.* Leveraging our proprietary financial information products, client base and brand name, we are developing a China distribution capability with a view to expanding our reach to individuals in China who need our information to make investment decisions. In addition, we intend to further develop our desktop terminal business, another key medium for financial information. We are focusing on commodities and futures data and intend to expand into other key asset classes such as equities, fixed income and foreign exchange.

We are a global organization with our headquarters in Shanghai and offices across Asia, Australia, North America and Europe. Our 19 office locations include Hong Kong, Beijing, Guangzhou, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Melbourne, New York, Washington, D.C., Charlotte, Dallas, San Diego, Sunnyvale, Toronto, London. Our 20 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., Chicago, Princeton, London, Frankfurt, Brussels, Paris and Berlin. As at December 31, 2006 we had 1,581 employees worldwide.

In 2006, we made a number of strategic acquisitions to further expand our product offerings and widen our distribution network in China. Major subsidiaries and affiliates we acquired during the year are as follows:-

- in January 2006, we completed the acquisition of Ming Shing International Ltd. (since renamed "Xinhua Finance Advertising Limited"), which is the holding company of our China advertising business;
- in July 2006, we completed the acquisition of all the equity interests in Beijing Alpha Financial Engineering Limited, a company engaged in the development of financial engineering and risk management systems in China;
- in June 2006, we purchased 50% of the equity interests of Beijing Jing Guang Xin Cheng Advertising Company Ltd, an advertising company. We acquired the remaining 50% in September 2006;
- in August 2006, we purchased 51% equity interests of Shanghai Hyperlink Market Research Co., Ltd, a market research company. We acquired the remaining 49% in September 2006;
- in July 2006, our subsidiary Mergent, purchased all the equity interests of Praedea Solutions, Inc., a company which develops enterprise software for automated data extraction. After the acquisition, Praedea Solutions, Inc. was renamed as Mergent Data Technology, Inc;
- in August 2006, we purchased a 19.9% equity interest in Glass, Lewis & Co., LLC., a leading provider of investment research and global proxy advisory and voting services. We completed the acquisition by purchasing the remaining 80.1% equity interest in January 2007.

(b) Basic policy about profit distribution

Since we have a relatively short operating history, dividends have not yet been declared and paid.

In order to maintain our leadership in our business sectors and maximize the value of our company, we have thus far considered funding the expansion of our business paramount to the distribution of dividends. Currently, we are making efforts to strengthen our profit profile while expanding the business.

(c) Idea or policy regarding reduction of an investment unit

Not applicable to us.

(d) Management index to aim for

The Group places great importance on results and the rates of change in the following operating metrics: turnover, operating income, ordinary income, net income, cash flows, and EBITDA*.

*EBITDA is defined as operating income or loss plus depreciation, amortization and amortization of goodwill

(e) Corporate strategy of a long-medium term

We intend to seek growth opportunities and enhance profitability by pursuing the following strategies:

Positioning our global operations to profit from China's internationalization

We are confident that our China focus and global approach will enable us to increase our business and capture the rising demand for our core products as China's financial market continues to liberalize and mature. We believe that we can grow our market share and increase our profitability by focusing our resources and marketing efforts on our core products and leveraging our strength in our core products to establish competitive advantages in our major markets worldwide.

Acquiring and growing complementary financial information and media service lines

As competition in the China financial information and services industry increases, we believe that to compete effectively we need to continue to grow both organically and through strategic acquisitions. We will continue to review such opportunities which we consider to be complementary to our business and which we believe will allow us to achieve synergies. In making acquisitions we seek to adhere to the following criteria:

- the target company should be a strategic fit, adding breadth and depth to our existing service lines and advancing our growth strategy;
- the target company should bring along special expertise that is suitable for the China markets;
- the target company should be profitable with existing operations which generate positive cashflow;
- the target company should have an established management team with a proven track record and the desire to continue to manage the company post-acquisition;
- the target company's management team should share our China-focused strategy and have a desire to tailor its products and services to the China market after the acquisition; and
- the target company should offer complementary distribution capabilities and expand our international selling network, enabling us to capture full revenue streams.

In order to align the interests of the existing shareholders and management of the acquired entity with ours, we aim to fund our acquisitions by way of both cash and equity with earn-out arrangements based on the financial performance of the acquired entity. The consideration payment structure is usually staggered over a two to three year period with a view to reducing our financial risks and minimizing upfront payments.

Integrating businesses and achieving economies of scale

Through years of active strategic alliances and acquisitions, we have established five complementary business lines. We intend to establish an efficient business organization and operational structure which will enable us to effectively integrate the operations of the individual business units and realize the synergies arising from our significantly enlarged product and service portfolio and operation platform. We wish to create an environment where all our service lines can be integrated and to leverage the unique resources and expertise of the individual business units to the benefit of the group as a whole. We intend to achieve these objectives by enhanced sales and marketing efforts and ensuring consistent communication through periodic meetings among the business heads. Our sales force is continuously trained to identify potential client needs for products offered by other business units and to actively promote their usage. On the operational side, we have continued to convert all our business units to a common financial reporting system and infrastructure, and move towards common operations to eliminate duplicate functions and achieve economies of scale.

Building China distribution capabilities to leverage the value of our products

As part of our growth and development strategy, a fifth service line, distribution, was created. Through this service line, we intend to develop our China distribution capabilities, by leveraging our proprietary financial

information products, solid client base, and increasingly visible brand name. We are moving our existing content onto various new financial and media platforms to extend product distribution and drive new revenue from distribution and advertising. We expect our strategic China acquisitions and partnerships to add new distribution capabilities to our existing financial information content and simultaneously provide new content to enhance our current products, which in turn will be distributed throughout our growing network. This approach is expected to allow us to penetrate deeper the financial media market through content and distribution while leveraging the capabilities of our existing service lines.

We expect to leverage the value of our existing business lines, market indices, ratings, financial news and analysis and investor relations by distributing our content through a range of financial media channels. We expect this strategy, if successfully executed, will allow us to maintain our focus on financial, business, and personal finance related content, while enabling us to generate a new source of revenue.

(f) Problems that should be dealt with

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards to the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) to China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.
- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisitions being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective post-acquisition integration of acquired companies are critical to our success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.

- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.
- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.
- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:

- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.
- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.
- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

Financing our operations and growth. As we are a fast growing company, we need adequate financing to fund our expanding operations and growth.

Mitigating factors:

- *Constantly monitor cash flow from all our operations.* We constantly monitor the cash positions and cash projections of all companies within the Group so that we can forecast future cash needs.
- *Seek sources of financing in line with our growth strategy.* In view of our expansion needs, we will from time to time review our funding sources and strategy to enhance our capital and funding efficiency and manage our risks.

- *Reduce expenses and control costs.* We are always seeking to reduce expenses and to control costs so that cash is used effectively and efficiently.

(g) Information of parent company

Not applicable to us.

(h) Other material items

None.

Financial Information

a. Financial operating results and forecasts

We believe that our China focus and global approach will enable us to increase our business and capture the rising demand for our core products as China's financial market continues to liberalize and mature. China's economy and its financial markets are growing rapidly while its financial information infrastructure is still in its early stages of development. There is significant demand for financial information developed according to internationally recognized standards and methodologies. We believe that significant business opportunities and demand will be generated for our core products due to reasons including:

- the rapid development of China's financial markets, including the evolution of the regulatory framework and market standards in line with international protocols;
- the increasing availability and variety of financial instruments;
- the fast growing demand for financial products such as hedge funds, index funds, futures, corporate bonds, derivatives and structured products;
- the entry of foreign institutional investors into the domestic market;
- the expansion of financing activities and operations of Chinese companies to overseas markets and the relaxation of capital controls and regulatory restraints on cross-border investment and trading and the foreign exchange control regulations.

We will continue to bring international standards to China's financial markets and to focus on our core business lines of market indices, ratings, financial news and analysis, investor relations and distribution.

Forecast for the fiscal year 2007 is as follows:

Turnover	US$ 228,680 thousand (JPY 25,154,804 thousand)
EBITDA	US$ 32,281 thousand (JPY 3,550,892 thousand)
Operating Income	US$ 964 thousand (JPY 106,011 thousand)
Ordinary Income	US$ 16,527 thousand (JPY 1,817,973 thousand)
Net Income	US$ 1,999 thousand (JPY 219,874 thousand)

The forecasts are based on the exchange rate of US$1 = 110 JPY

b. Financial condition

Operating results

Turnover

Turnover was US$174,963 thousand (￥20,839,820 thousand) for the year ended December 31, 2006, compared to US$110,010 thousand (￥13,103,296 thousand) for the year ended December 31, 2005. Turnover for the year ended December 31, 2006 increased by US$ 64,953 thousand (￥7,736,524 thousand), or 59.0% over the same period in 2005 and was mainly due to:

- Increased demand for China-focused financial information and product line extensions such as G7's China Service, MNI's China Bullet Points and China MainWire, as well as translated China news services for the Japan markets;
- Realized synergies among the group, including cross-selling group services and products, through a more streamlined sales and marketing approach of our global operations;
- Consolidation of newly acquired subsidiaries in 2006, including Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd), Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd, which accounted for 25.4% of our consolidated turnover in 2006; and
- Full period impact from subsidiaries, including Taylor Rafferty Associates Inc., EconWorld Media Ltd., Washington Analysis Corporation, Beijing Century Media Culture Co. Ltd., and Shanghai Far East Credit Rating Co., Ltd. which joined the group at various times in 2005, as they accounted for 21.1% of our consolidated turnover in 2006.

Cost of sales

Cost of sales was US$75,823 thousand (￥9,031,221 thousand) for the year ended December 31, 2006, compared to US$45,455 thousand (￥5,414,134 thousand) for the year ended December 31, 2005. Cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges and data acquisition costs. Cost of sales represented 43.3% of turnover for the year ended December 31, 2006 and 41.3% of turnover for the year ended December 31, 2005. The increase of cost of sales as a percentage of turnover is primarily due to consolidation of newly acquired subsidiaries.

Gross Margin

Gross profit to turnover was 56.7% for the year ended December 31, 2006 versus 58.7% for the year ended December 31, 2005.

Selling, general and administrative expenses

Selling, general, and administrative expenses were US$98,006 thousand (￥11,673,500 thousand) for the year

ended December 31, 2006, which is higher than the US$61,084 thousand (¥7,275,659 thousand) for the year ended December 31, 2005. Higher selling, general, and administrative expenses in 2006 are mainly due to:

1) costs associated with expansion activities;
2) the full year impact of selling, general and administrative expenses from subsidiaries acquired in 2005;
3) selling, general and administrative expenses from subsidiaries acquired in 2006; and
4) higher non-cash expenses.

Our non-cash expenses for the year ended December 31, 2006 include depreciation of US$3,046 thousand (¥362,796 thousand), amortization of US$4,811 thousand (¥573,038 thousand), amortization of goodwill on consolidation of US$15,681 thousand (¥1,867,749 thousand) and amortization of non-cash ESOP (Employee Stock Option Plan) expense of US$2,308 thousand (¥274,904 thousand). Since May 2006 when Japan GAAP instituted a new accounting standard for share based payment, we have recorded the above non-cash ESOP expense.

The increased amortization of goodwill on consolidation resulted from new acquisitions in 2006 and higher than expected earn-out payments resulting from the performance of certain companies acquired in 2005, all of which increased goodwill on consolidation.

Selling, general, and administrative expenses, inclusive of depreciation, amortization and non-cash ESOP expense, as a percentage of turnover was 56.0% for the year ended December 31, 2006 versus 55.5% for the year ended December 31, 2005. Excluding depreciation, amortization and non-cash ESOP expense, selling, general, and administrative expenses as a percentage of turnover was 41.2% for the year ended December 31, 2006 and 41.6% for the year ended December 31, 2005.

Operating Income

As a result of the above, operating income was US$1,134 thousand (¥135,099 thousand) for the year ended December 31, 2006, as compared to operating income of US$3,472 thousand (¥413,503 thousand) for the year ended December 31, 2005.

Ordinary Income

Ordinary income was US$63 thousand (¥7,448 thousand) for the year ended December 31, 2006, as compared to ordinary income of US$523 thousand (¥62,345 thousand) for the year ended December 31, 2005.

Ordinary income was arrived at after deducting interest expense and finance cost related to debt financings completed by the Group during the year. The debt financings completed during the year include:

1) a syndicated loan facility of US$70,000 thousand (¥8,337,700 thousand) which was subsequently refinanced through US$100,000 thousand (¥11,911,000 thousand) 10% Senior Guaranteed Notes due

2011 (the "Notes") issued in November 2006;

2) US$10,000 thousand (￥1,191,100 thousand) of debt financing raised by a subsidiary.

The proceeds from the Notes were raised to fund strategic acquisitions, refinance the existing syndicated loan facility, and provide general working capital. Although we have incurred interest and finance cost from the financings mentioned above, not all the proceeds from these financings have been fully utilized as at December 31, 2006.

Net income for the period

Net income was US$10,760 thousand (￥1,281,662 thousand) for the year ended December 31, 2006, versus net loss of US$2,814 thousand (￥335,226 thousand) for the year ended December 31, 2005.

Net income for the year ended December 31, 2006 was arrived at after including:

1) taxation charge of US$3,756 thousand (￥447,346 thousand) of which US$901 thousand (￥107,270 thousand) relates to a one-time adjustment pertaining to a prior period;

2) a combined one-time gain of US$16,677 thousand (￥1,986,406 thousand) from the partial and deemed disposal of subsidiaries to strategic investors and partners;

3) a one-time gain of US$3,000 thousand (￥357,330 thousand) from the redemption of minority interests;

4) minority interests of US$5,211 thousand (￥620,691 thousand) of which US$1,650 thousand (￥196,532 thousand) was a one-time charge related to the previously mentioned one-time gain of US$3,000 thousand (￥357,330 thousand)

EBITDA

EBITDA was US$24,672 thousand (￥2,938,682 thousand) for the year ended December 31, 2006, a 31.3% increase over EBITDA of US$18,787 thousand (￥2,237,765 thousand) for the year ended December 31, 2005. EBITDA is calculated by taking operating income or loss and adding back the following non-cash items: (1) depreciation; (2) amortization; and (3) amortization of goodwill. EBITDA as a percentage of turnover was 14.1% for the year ended December 31, 2006 compared to 17.1% for the year ended December 31, 2005.

EBITDA also includes US$2,308 thousand (￥274,904 thousand) of non-cash ESOP expense. Excluding non-cash ESOP expense from EBITDA, EBITDA as a percentage of turnover was 15.4% for the year ended December 31, 2006 compared to 17.1% for the year ended December 31, 2005.

Difference in net results under IFRS and Japan GAAP

Net results achieved under IFRS for the year ended December 31, 2006 was net income of US$18,731 thousand (￥2,232,502 thousand) rather than a net income of US$10,760 thousand (￥1,281,662 thousand) under Japan GAAP. This material difference of US$7,971 thousand (￥950,840 thousand) is mainly due to different

treatment of the following items:

- Amortization of goodwill on consolidation (a consolidation adjustment which is a non-cash expense) arising from strategic acquisitions

  Japan GAAP requires goodwill arising from consolidation to be amortized within 20 years. The goodwill on consolidation of the Company has been and is projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impariment at least annually.

- Compensation expense related to Employee Stock Option Plan ("ESOP")

  Under IFRS and JGAAP, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP there is no requirement for this amortization for shares or options granted for compensation prior to May 1, 2006. However, shares and options granted after May 1, 2006 start to attract compensation expense under Japan GAAP.

Cashflow analysis

Operating activities

Net cash used in operating activities amounted to US$12,970 thousand (¥1,544,830 thousand) for the year ended December 31, 2006. Cash generated from our operating activities was deployed for working capital consisting mainly of trade receivables and other assets.

Investing activities

Net cash used in investing activities amounted to US$95,754 thousand (¥11,405,279 thousand) for the year ended December 31, 2006, mainly consisted of cash used for strategic acquisitions and investments such as Xinhua Finance Advertising Limited, Beijing JingGuanXinCheng Advertising Co. Ltd, Shanghai Hyperlink Market Research Co., Ltd, Mergent Data Technology Inc (formerly known as Praedea Solutions Inc), Glass, Lewis & Co., LLC and subsequent consideration payment for Washington Analysis Corporation, Taylor Rafferty Associates Inc and Stone & McCarthy Research Associates Inc, that totalled to US$71,868 thousand (¥8,560,175 thousand), purchase of intangible assets relating to strategic acquisitions of US$15,478 thousand (¥1,843,644 thousand), and capital expenditures US$6,095 thousand (¥726,010 thousand).

Financing Activities

Cashflow from financing activities amounted to US$125,122 thousand (¥14,903,295 thousand) for the year ended December 31, 2006. This amount mainly consisted of cash inflows generated by the net proceeds from the issuance of US$100,000 thousand (¥11,911,000 thousand) 10% Senior Guaranteed Notes, and US$70,000 thousand (¥8,337,700 thousand) of funds raised by a subsidiary, and cash outflows including repayments of

certain debts, interest paid of US$ 6,558 thousand (¥781,103 thousand) and increases in deposits pledged of US$24,937 (¥2,970,235 thousand) being deposits made to secure financing for making certain investments.

Cash Balance

Ending cash and cash equivalents balance was US$97,279 thousand (¥11,586,914 thousand) as at December 31, 2006, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

c. Risk Factors

Risks Related to the Business

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

Xinhua Financial Network Limited, our predecessor company, commenced operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

- develop new and enhance existing product and services, obtain new clients, and retain existing clients;
- adequately and efficiently operate, upgrade and develop the systems that we use to produce and distribute our products;
- maintain adequate control of our expenses;
- attract and retain qualified personnel; and
- respond to competitive market conditions.

If we do not successfully address any of these risks, our business could be materially adversely affected. Furthermore, the financial statements included in this document may not be representative of our results and may not be a reliable indicator of our future results because of our limited history, rapid expansion and successive acquisitions.

We have only recently become profitable and may not sustain profitability in the future.

We have sustained net losses in the past and we only became profitable in 2006. We cannot assure you that we can avoid net losses or continue to achieve profitability in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth, strategic acquisitions and revenue trends. We have accounted for a significant amount of goodwill from acquisitions which we amortize over a period not exceeding 20 years in accordance with Japanese GAAP. In addition, share issuance and related costs incurred in connection with our initial public offering and private placements of our shares made after December 31, 2003 are accounted for as an expense under Japanese GAAP.

Furthermore, any additional acquisitions giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue or in successful integration of acquired companies could result in substantial operating and net losses in future periods.

If we are unable to maintain and properly manage existing partnerships and joint ventures, our business may suffer.

Some of our products, knowledge and brand names depend on our strategic partnerships and joint ventures. If relationships with such partners, the operations of such partners or the operations of such joint ventures suffer serious setbacks, our ability to offer key products and to keep and attract clients may be adversely affected. We cannot assure you that our joint venture partners will always be committed to our business.

Recent and future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We have completed a number of acquisitions and if we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may not be able to achieve the benefits we expect from recent and future acquisitions.

Strategic acquisitions are a key part of our overall growth strategy. Historically we have made acquisitions that were critical in providing us with product suites, customer base, market access, and our talent pool. The integration of such acquired companies requires a great deal of management attention, dedicated staff efforts and skillful leadership. A successful integration process is key to realizing the benefits of an acquisition. Although we have established an integration committee to oversee the integration process, if we encounter difficulty integrating our recent and future acquisitions, our business will be adversely affected. In addition, we cannot assure you that the revenue and cost synergies that we expect to achieve from our acquisitions will materialize. There is no assurance that the acquisitions will result in the expected growth or development and the Company may have significant loss caused in relation to the acquisitions due to the risk factors described above or others.

We rely on our competitors to provide redistribution for certain of our products and services.

We rely on a number of on-line third party networks to redistribute certain of our products and services to end users. Many of the owners and operators of those third party networks also compete with us in one or more of our principal business areas. If one or more of those firms refuses to continue to redistribute those products and services in the future, or makes the terms of doing so more onerous, we may not be able to distribute our services effectively, which could harm our business.

We rely on services from third parties to carry out our business and to deliver our products and services to customers, and if there is any interruption or deterioration in the quality of these products services, our customers may not continue using our products.

We rely on certain third-party computer systems to deliver our products and services. If our third party providers fail to perform their required services in a timely manner to our clients, our products and services will not be delivered to the requirements of our clients and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If we fail to maintain and further develop our ability to provide and innovate products and services, we may not be able to maintain our growth in revenue.

The financial services and media industry is highly dynamic and a company like ours needs to provide timely and relevant content and analysis to serve a highly demanding customer base that relies on products and services like ours to make investment decisions. If we fail to maintain such ability or fail to continue to innovate and keep up with the changing needs of our customers, we may suffer a decline in our revenue and profitability.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other global financial information and analysis providers. Although we believe that we have a stronger market position and better expertise in the China market, many of our competitors have a longer operating history, larger product suites, greater capital resources and broader international recognition. Given the recent growth in the China market, we expect most of these companies to increase their focus in this region and that competition in our business areas is likely to intensify. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection, copyright and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective as in other countries, such as Japan, the United States or elsewhere. Policing unauthorized use of

proprietary technology and information is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology and information. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, Daniel Connell, Jae Lie and Gordon Lau, who are the Chief Executive Officer, Chief Operating Officer, President and the Chief Financial Officer, respectively, of our company. We rely on their expertise in business operations, finance and financial information and the media industry and on their relationships with our shareholders, strategic partners, and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose clients and strategic partners. Each of our executive officers has entered into an employment agreement with us which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you that these agreements would be enforced effectively.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

We expect to need to hire additional employees, including editorial personnel to maintain and expand our news production effort, analysts to provide more in-depth analysis, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise users of our products and services may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop

our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from capital raising activities are sufficient to meet our anticipated cash needs in the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of additional debt would result in increased debt service obligations and the operating and financing covenants of the debt could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as news of events, quotes of securities prices and analytical reports and ratings on companies. It is possible that if any information contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management's attention and resources.

The values of certain of our assets may be impaired to amounts less than we have accounted for in our financial statements.

Certain of our assets such as goodwill, intangibles and securities assets on our financial statements are subject to periodic impairment and valuation tests. Should they be determined to be worth less than their carrying value during such tests, their value would be written down and our financial results could be adversely affected.

Restrictions or limitations on the ability of our subsidiaries to pay dividends to us would reduce the funds available to pay dividends to our shareholders.

We are a holding company with no significant assets other than our equity interests in our wholly-owned operating companies and affiliated entities. As a result, we rely on payments of dividends and consulting and other fees from our subsidiaries to make dividend payments to our shareholders. If our subsidiaries were to incur debt in the future, the agreements governing the debt may contain provisions restricting their ability to make dividend or other payments to us. Regulatory requirements in the jurisdiction of incorporation of our subsidiaries may also restrict or limit their ability to make payments to us.

We have not declared or paid dividends before and we are not likely to declare or pay dividends in the near future.

Currently, in order to maintain and increase the Company's leadership in its business sector and maximize the value of the Company, the Company considers funding the expansion of its business through reinvestment of profits to be paramount to the distribution of dividends and accordingly is not likely to declare or pay dividends in the near future.

Our business and operating results may be adversely affected by the conditions of the global financial markets.

We derive our revenues primarily from the provision of financial information and other related services, and our customer base primarily comprises financial institutions and other global market participants. Our customer's demand for our products and services is affected by the conditions of the global economy and in particular the global financial markets. Unfavourable financial or economic conditions that either reduce investor demand for securities or reduce issuers' willingness or ability to issue securities could reduce the level of activity in the global financial markets, the business performance of our clients and the demand for our products and services.

We are exposed to increased risk from multinational operations.

We maintain offices in the US, Asia and Europe and derive the majority of our revenue from sources outside Asia. Operations in different countries expose us to a number of legal, economic and regulatory risks, such as changes in legal and regulatory requirements which affect either our operations or our customers' use of our products and services, restrictions on the movement of currencies, export and import restrictions and political and economic instability. Any of these factors could have a material adverse effect on our business and operations.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in corruption and loss of data. Any failure by our computer environment to provide our required data communications capacity could result in interruptions to our service. Significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed , could damage our reputation and harm our business.

Restrictions imposed on the Company by the US$ 100,000 thousand (¥ 11,911,000 thousand) 10% Senior Guaranteed Notes issued in November 2006 may adversely affect our business operations.

In November 2006, we issued US$ 100,000 thousand (¥ 11,911,000 thousand) 10% Senior Guaranteed Notes due 2011. The Notes are governed by the Indenture, which includes a number of significant restrictive covenants that could limit our ability to plan for or to react to market conditions or meet our capital needs. These covenants restrict among other things, our ability, to: incur additional debt; make restricted payments, pay dividends or distributions on our capital stock, repurchase our capital stock, pay existing indebtedness, make or repay intercompany loans or advances or sell or transfer property or assets; issue or sell capital stock; guarantee indebtedness, enter into transactions with affiliates, create liens on assets to secure debt; enter into sale and leaseback transactions; sell assets; make investments; merge or consolidate with another company; and engage in a different business activity. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance with the covenants.

We may be unable to comply with the restrictions and covenants under the Notes, the Indenture and other financing agreements, which could lead to a default under the terms of the Notes, the Indenture or those agreements resulting in an acceleration of our debt repayment

If we are unable to comply with the restrictions and covenants in the Notes, the Indenture or our current or future financing and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. If these events occur, there is no assurance that our assets and cash flow would be sufficient to repay in full all indebtedness, or that alternative financing could be found. Even if alternative financing could be obtained, there is no assurance that it would be on terms that are favourable or acceptable to us.

Risks Related to Doing Business in China

We are an international company with offices around the world. We have focused a significant part of our business in China and, as such, are subject to certain risks which are particular to China. The more significant of these risks are described below.

Restrictions on the development and growth of Chinese financial markets may hamper our growth.

A sizeable part of our business is conducted in China. China has liberalized its laws on foreign and domestic investments including promulgating regulations permitting qualified foreign institutional investors to invest in Chinese listed companies. We expect that demand for our products would generally increase as the markets are liberalized. Restrictions imposed on the Chinese markets which have the effect of restricting its growth and development may have an adverse effect on the continued growth of our business in China.

As we operate in highly regulated industries, being financial markets and media, we are subject to changes in government policies and regulations. While China has deregulated these industries in the past few years, this trend may change and we could operate in a more restricted environment. This may also have a negative impact on our business in China.

More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected. Such deterioration may be caused by numerous factors including natural disasters, terrorism, domestic and international political issues, market downturns, or changes in government policies.

Uncertainties exist with respect to Chinese laws and regulations and their interpretation and administration.

Chinese laws relating to foreign investments, media and financial markets are relatively new compared with those in more mature markets. New laws and regulations continue to be promulgated. We believe our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, our business operations and the approvals and licenses to carry them out are in compliance with all existing Chinese laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation, application and administration of current Chinese laws and regulations and the impact of any new laws and regulations is unknown. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to our belief.

Payments from China are subject to restrictions and controls.

We are a holding company incorporated in the Cayman Islands with operations in China. Dividends and other payments from our subsidiaries and other entities in China need to be remitted outside of China to fund operations and expenses outside China as well as dividend payments to our shareholders. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Failure to receive the full amount of dividends from our subsidiaries in China and affiliated Chinese entities may adversely affect the financial condition of our overall operations and our ability to pay dividends to our shareholders.

The remittance of funds out of China as well as the exchange rate of the RMB to other currencies is highly regulated. Changes to the exchange rate regime as well as the regulations affecting the remittance of funds out of China may have an adverse impact on our ability to fund our expenses outside of China or to issue dividends to our shareholders. Furthermore, any change in the exchange rates between the RMB and other currencies may also have an impact on the amount of proceeds in other currencies we receive from China. The value of your

investment in our shares will also be affected by the foreign exchange rate between the Japanese yen and other currencies.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related to the Shares

You may face difficulties in protecting your interests under the legal systems, and your ability to protect your rights through the Japanese courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the Cayman Islands law. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Japan. In particular, Cayman Islands law provides significantly less protection to investors than Japanese law. Therefore, under the legal systems, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in Japan, the United States or elsewhere. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before Japanese courts.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a portion of our operations in China and because the majority of our directors and officers reside outside of Japan.

We are incorporated in the Cayman Islands, and we conduct a portion of our operations in China through our wholly-owned subsidiaries and an affiliate in China. Most of our directors and officers reside outside of Japan and substantially all of the assets of those persons are located outside of Japan. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, please refer to the relevant laws of the

Cayman Islands and China.

Future issuances of our shares at below-market prices may adversely affect the market price of our shares.

Neither the laws of the Cayman Islands nor our articles of incorporation require shareholders' approval for issues of new shares at below-market prices. The market price of our shares may be adversely affected due to dilution if our management decides to issue large number of shares at below-market prices for the purpose of corporate acquisition or other business purposes.

We and our shareholders may not be able to obtain compensation for damages caused by the acts done, concurred in or omitted in or about the execution of the duties of directors, officers, auditors, etc.

In accordance with our Memorandum and Articles of Association, our directors, officers, auditors, etc. are indemnified and secured harmless out of our assets and profits against all actions, costs, damages, etc. sustained or incurred by reason of any act done, concurred in or omitted in or from the execution of their duty, or supposed duty, unless such actions, costs, damages, etc. are a result of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. Further, also in accordance with our Memorandum and Articles of Association, our shareholders may not claim or take action against our directors on account of any action taken by such director or the failure of such director to take any action in the performance of his duties unless such claim or action is made or taken in respect of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. As a result, we and our shareholders may not be able to obtain adequate compensation for damages caused by the acts done, concurred in or omitted in or from the execution of the duties of directors, officers, auditors, etc.

ANNUAL SECURITIES REPORT

Xinhua Finance Limited

ANNUAL SECURITIES REPORT

Applicable Clause:	First clause of Article 24, Securities and Exchange Law
To:	The Director of Kanto Local Finance Bureau
Filing Date:	June 28, 2007
Fiscal Year:	The Third Fiscal Year (From January 1, 2006 to December 31, 2006)
Name of Company:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Registered Office:	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6212-8318
Name of Liaison Contact:	Kensuke Ambe Fumiharu Hiromoto Haruka Osawa Takaya Sato Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6266-8520
Places where a copy of this Securities Report is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

TABLE OF CONTENTS

Notes:

1. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:
   - **"Beneficial Shareholders"** refers to the beneficial holders of shares of the Company
   - **"Beijing Century Media Culture"** refers to Beijing Century Media Culture Co., Ltd.
   - **"CEIS"** refers to China Economic Information Services, the communications branch of Xinhua News Agency ("**XNA**"), the official news agency of China
   - **"China"** or "**PRC**" refers to the People's Republic of China
   - **"Company"** or **"Issuer"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
   - **"Companies Law"** refers to the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
   - **"CSRC"** refers to the Chinese Securities Regulatory Commission
   - **"EconWorld"** refers to EconWorld Media Ltd
   - **"Exchange"** refers to The Tokyo Stock Exchange, Inc.
   - **"Ford"** means Ford Investor Services, Inc.
   - **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
   - **"Fortune China"** refers to Fortune China Public Relations Limited
   - **"G7 Group"** refers to The G-7 Group, Inc.
   - **"GAAP"** refers to Generally Accepted Accounting Principles
   - **"Huacai"** refers to Shanghai Huacai Investment Advisory Co., Ltd.
   - **"Hong Kong"** refers to the Hong Kong Special Administrative Region
   - **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
   - **"JASDEC"** refers to Japan Securities Depository Center, Inc.
   - **"JSSC"** refers to Japan Securities Settlement & Custody, Inc.
   - **"Mergent"** refers to Mergent, Inc.
   - **"MNI"** refers to Market News International, Inc.
   - **"PR Newswire"** refers to PR Newswire Association, Inc.
   - **"QFII"** refers to a qualified foreign institutional investor qualified and approved under the laws of the People's Republic of China
   - **"RMB"** refers to Renminbi

- **"SFE"** refers to Shanghai Far East Credit Rating Co.
- **"Shanghai Pobo Data and Information"** refers to Shanghai Pobo Data and Information Network Consulting Co., Ltd.
- **"SMRA"** refers to Stone & McCarthy Research Associates, Inc.
- **"Taylor Rafferty"** refers to Taylor Rafferty Associates, Inc.
- **"Washington Analysis"** refers to Washington Analysis LLC
- **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
- **"XFI"** refers to the Xinhua FTSE Index
- **"XFMedia"** refers to Xinhua Finance Media Limited
- **"XFN"** refers to Xinhua Financial Network Limited
- **"XFN Shanghai"** refers to Xinhua Financial Network (Shanghai) Limited
- **"XIG"** refers to Xinhua Investment Group Hong Kong Limited
- **"Xinhua Far East"** refers to Xinhua Far East China Credit Ratings Services, a strategic alliance formed with SFE
- **"Xinhua PR Newswire"** refers to Xinhua PR Newswire, a joint alliance with PR Newswire

2. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency exchange rate (middle rate at US $1.00 = ¥119.11 as of December 29, 2006) from the Tokyo Foreign Exchange Market, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate. Conversion of U.S. dollars from our financial statements into Hong Kong dollars is calculated using the foreign currency exchange rate of US $1.00 = HK $7.80.

3. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.

4. At the shareholders' meeting held on June 24, 2005, the shareholders approved a stock split and a general mandate was granted to the Directors to have the authority to undertake a maximum of two share splits by way of capitalization of reserves until June 24, 2006. On August 15, 2005, the Board approved a three-for-one stock split by way of capitalization of reserves. Shareholders of record on September 14, 2005 received two additional shares of common stock for every share held on September 9, 2005. Share certificates representing the additional shares were issued on September 22, 2005.

PART I CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

1. Outline of Corporate System, etc.

(1) Corporate System of the Country and State in which the Issuer is Incorporated

CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman Islands law. Set out below is a summary of certain provisions of Cayman company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

Share capital

The authorized share capital of the Company is denominated in Hong Kong dollars. In general, the shares of a Cayman Islands company may be constituted with or without par value, and may be issued in registered or bearer form. In the case of the Company, the Memorandum of Association provides for shares to be issued in registered form. The shares of the Company have a par value of HK$20.00.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its Memorandum and Articles of Association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that a company limited by shares or a company limited by guarantee and having a share capital, if so authorized by its Articles of Association, may by a resolution of members alter the conditions of its Memorandum to:

(a) increase its share capital by creating new shares of such amount as it thinks fit;

(b) consolidate and divide all or any of its share capital (except shares without nominal or par value) into shares of larger amount than its existing shares;

(c) convert all or any of its paid-up shares (except shares without nominal or par value) into stock, and reconvert that stock into paid-up shares of any denomination;

(d) subdivide its shares (except shares without nominal or par value) or any of them, into shares of an amount smaller than that fixed by the Memorandum of Association so however that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal or par value, diminish the number of shares into which its capital is divided.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, by special resolution reduce its share capital in any way.

The Articles include certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

Financial assistance to purchase shares of a company or its holding company

Subject to all applicable laws, the Company may give financial assistance to directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

Purchase of shares and warrants by a company and its subsidiaries

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its Articles of Association, purchase its own shares, including any redeemable shares. However, if the Articles of Association do not authorize the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorized by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's Memorandum or Articles of Association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its Memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Transfer of shares

There are no provisions in the Companies Law with respect to the transfer of shares of a company and the requirements for a transfer will therefore be governed by the Memorandum and Articles of Association of the company. The Companies Law however provides that any transfer of the share or other interest of a deceased member of a company

made by his personal representative will, notwithstanding that such personal representative may not himself be a member, be of the same validity as if he had been a member at the time of the execution of the instrument of transfer.

General meetings

The regulations for convening, conducting and voting at general meetings of a company will be determined in accordance with the company's Memorandum and Articles of Association. Where the Memorandum and Articles of Association are silent as to how a meeting may be convened, three shareholders shall be entitled to summon a general meeting of shareholders. Where the Memorandum and Articles of Association are silent as to the length of notice for convening a meeting, a meeting may be held on five days' notice served on each shareholder. Where there is no provision in the Memorandum or Articles of Association for voting at a general meeting, every shareholder shall have one vote.

Dividends and distributions

With the exception of section 34 of the Companies Law, there is no statutory provision relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's Memorandum and Articles of Association, the payment of dividends and distributions out of the share premium account (see "Share Capital" above for further details).

Protection of minorities

Under Cayman Islands law, shareholders are entitled to have the affairs of the company conducted in accordance with general law and in particular with the company's Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's Memorandum and Articles of Association.

Management

In general, the business of a company will be carried on in accordance with its Memorandum and Articles of Association. The Articles of Association of the Company provide that the business of the Company shall be managed and conducted by the board of the Company who may exercise all the powers of the Company which are not by law or the Articles of Association required to be exercised by the Company in general meeting, subject nevertheless to any provisions of law and the articles and any regulations prescribed by the Company in general meeting.

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Accounting requirements

A company shall cause proper books of account to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

Loans to directors

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

Inspection of corporate records

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles.

An exempted company may, subject to the provisions of its Articles of Association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

Winding up

A company may be wound up by either an order of the court or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its Memorandum expires, or the event occurs on the occurrence of which the Memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorized to be done by the official liquidator is to be done by all or anyone or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

Upon the appointment of a liquidator, the responsibility for a company's affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator's duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company's liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of a company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Companies Law) or otherwise as the Registrar of Companies may direct.

Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a

meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

Compulsory acquisition

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offerer may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Island within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offerer and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Indemnification

Cayman Islands law does not limit the extent to which a company's Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

(2) Corporate System as Provided for in the Memorandum of Association and Articles of Association of the Issuer

The Company was incorporated in the Cayman Islands on January 5, 2004 as an exempted company with limited liability under the Companies Law. As an exempted company, its operations must be conducted primarily outside the Cayman Islands.

Memorandum and Articles of Association

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. Notice of every general meeting shall be given to all our members other than those who under the provisions of our Articles of Association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy holding shares shall be a quorum provided that shares representing not less than one-third of the total voting rights of all members having the right to vote at the meeting shall be a quorum where a special resolution is to be considered.

A corporation being a member shall be deemed for the purpose of our Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in "Modification of Rights" below.

Special resolution - supermajority required

Pursuant to our Articles of Association, a special resolution must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of

which not less than 21 clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that if it is so agreed by all the members having a right to attend and vote at such meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days' notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution is defined in our Articles to mean a resolution passed by a simple majority of the votes of such members as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our Articles.

Voting rights attaching to the ordinary shares

Subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder.

No member shall be entitled to vote or be recognized in a quorum in respect of any share unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization shall specify the number and class of ordinary shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our ordinary shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

There are no restrictions imposed by Cayman law or our Articles on the rights of our members to hold or vote their shares by reason of where they reside. Our Articles, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available, any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Protection of minorities

The Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our members must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as members as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of ordinary shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed *pari passu* amongst those members in proportion to the amount paid up at the commencement of the winding up on the ordinary shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the ordinary shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Articles of Association relating to general meetings shall apply *mutatis mutandis* to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of ordinary shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further ordinary shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

(a) increase our capital by such sum, to be divided into such class of shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into such class of shares of larger amount than our existing shares of such class;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

(d) sub-divide our shares or any of them into shares of smaller amount than is fixed by our Memorandum and Articles of Association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

(e) divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to such of the restrictions of our Articles of Association as may be applicable, any of our members may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form prescribed by a stock exchange on which our shares are listed or in any other form which the directors may approve.

Our directors may decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e) a fee of such maximum sum as stock exchange on which our shares are listed may determine to be payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Exchange or by other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of a special resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to or the terms of issue of any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such ordinary shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Note : The sentence "Our directors may also pay any dividend which is payable on any ordinary shares half yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment." in the previous annual securities report of the Company has been deleted in order to accurately reflect the description in the Articles of Association of the Company.

Untraceable shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

(a) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b) we have not during that time or before the expiry of the three-month period referred to paragraph (d) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(c) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(d) upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these ordinary shares, and a period of three months has elapsed since such advertisement and the Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

General

We are managed by a board, which must consist of not less than two members. Our board currently consists of seven members. The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years.

Meetings of the board may be convened at any time deemed necessary by any member of the board. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of the board shall be competent to make lawful and binding decisions if a majority of the members of the board are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board are required to be decided by simple majority votes of the members of the board present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the Memorandum and Articles of Association and the class rights vested thereunder in the holders of the ordinary shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Borrowing powers

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The borrowing powers, in common with the Articles of Association in general, can be varied with the sanction of a special resolution of the Company.

Any transaction involving any exchange of all of our shares for shares in another company resulting in our Company becoming a subsidiary of such company or the transfer of the whole or a substantial part of our business will require a special resolution of our shareholders.

Compensation

The ordinary remuneration of the directors is determined by our board. Such sum (unless otherwise directed by the resolution by which it is voted) shall be divided amongst the directors in such proportions and in such manner as our board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The directors shall also be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of our shares or of our debentures or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for our purpose or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director.

The board may establish or concur or join with other companies (being our subsidiary companies or companies with which it is associated in business) in establishing and making contributions out of our monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have

held any executive office or any office of profit with us or any of our subsidiaries) and ex-employees of ours and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits in addition to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

Conflicts of Interests

A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, unless his ability to vote is approved by a resolution of our board (or a duly authorized committee thereof) at a meeting at which the director does not form part of the quorum or vote.

2. Foreign Exchange Control System

There are no exchange control regulations or currency restrictions in the Cayman Islands.

3. Tax Treatment

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from February 10, 2004.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

4. Legal Opinion

A legal opinion has been provided by Conyers Dill & Pearman, Cayman, acting as legal advisers to the Company in the Cayman Islands, substantially to the effect that:

(a) The Company has been duly incorporated and is validly existing as an exempted company with limited liability under the laws of the Cayman Islands; and

(b) All statements in this document to the extent they relate to the laws of the Cayman Islands are true and accurate.

The above opinion is limited to the laws of the Cayman Islands.

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		The 1st fiscal year	The 2nd fiscal year	The 3rd fiscal year
Fiscal year		2004	2005	2006
Turnover	US$'000	59,689	110,010	174,963
	JP\'000	(7,109,553)	(13,103,296)	(20,839,820)
Ordinary income / loss (△)	US$'000	△9,100	523	63
	JP\'000	(△ 1,083,901)	62,345	(7,448)
Net income / loss (△)	US$'000	△9,305	△2,814	10,760
	JP\'000	(△ 1,108,362)	(△335,226)	(1,281,662)
Net assets	US$'000	149,102	279,442	382,758
	JP\'000	(17,759,571)	(33,284,304)	(45,590,300)
Total assets	US$'000	201,927	368,817	765,941
	JP\'000	(24,051,577)	(43,929,746)	(91,231,267)
Net assets per share	US$	719.66	305.65	326.93
	JP\	(85,718.70)	(36,405.58)	(38,940.63)
Net income / loss (△) per share	US$	△ 103.94	△ 4.25	12.23
	JP\	(△ 12,380.29)	(△ 506.32)	(1,456.43)
Diluted EPS	US$	—	—	11.57
	JP\	(—)	(—)	(1,378.69)
Capital adequacy ratio	(%)	73.9	75.8	49.6
Return on equity ratio	(%)	△10.5	△1.3	3.3
Price-to-earnings ratio (PER)	(times)	—	—	46.5
Cashflow from operating activities	US$'000	△1,915	△7,154	△12,970
	JP\'000	(△ 228,064)	(△852,065)	(△1,544,830)
Cashflow from investing activities	US$'000	△54,595	△55,431	△95,754
	JP\'000	(△ 6,502,848)	(△6,602,435)	(△11,405,279)
Cashflow from financing activities	US$'000	78,387	103,255	125,122
	JP\'000	(9,336,730)	(12,298,674)	(14,903,295)
Cash and cash equivalents, end of the year	US$'000	40,089	80,669	97,279
	JP\'000	(4,774,970)	(9,608,540)	(11,586,914)
Number of employees		588	906	1,581
EBITDA	US$'000	4,230	18,787	24,672
	JP\'000	(503,824)	(2,237,765)	(2,938,682)

Notes :
1. Consumption tax is not included in turnover.
2. Regarding information on diluted net profits per share in 2004 and 2005, even if XFL has shares with dilution effect, XFL is in a loss position. Thus such information is not stated.
3. Price-to-earnings ratio (PER) in 2004 and 2005 is not stated since XFL is in a loss position.

4. Regarding net assets per share in 2004 and 2005, the suspense account of share exchange included in share premium is excluded from the calculation.

5. The consolidated financial statements of the Group are stated in U.S. dollars. In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=119.11, from the Tokyo Foreign Exchange Market as of December 29, 2006. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

6. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

7. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments. For more information, please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations, Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".

8. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.

9. On September 22, 2005 XFL's shares were split on 3 for 1 basis.

10. Regarding information on net assets, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan) effective from the 3rd fiscal year.

(2) Key financial data of the Company

Term		The 1st fiscal year	The 2nd fiscal year	The 3rd fiscal year
Fiscal year		2004	2005	2006
Turnover	US$'000	5,355	8,186	9,371
	JP\'000	(637,808)	(975,008)	(1,116,217)
Ordinary loss	US$'000	6,285	4,238	6,019
	JP\'000	(748,613)	(504,732)	(716,974)
Net loss	US$'000	6,285	4,238	6,019
	JP\'000	(748,613)	(504,732)	(716,974)
Share capital	US$'000	522	2,091	2,389
	JP\'000	(62,171)	(249,055)	(284,532)
Number of shares outstanding	(shares)	203,565	815,477	931,638
Net assets	US$'000	151,865	280,619	288,053
	JP\'000	(18,088,658)	(33,424,576)	(34,309,958)
Total assets	US$'000	172,059	299,204	464,206
	JP\'000	(20,493,901)	(35,638,222)	(55,291,629)
Net assets per share	US$	733.24	306.80	309.17
	JP\	(87,336.22)	(36,542.90)	(36,825.24)
Dividend per share	US$	—	—	—
	JP\	(—)	(—)	(—)
(Interim Dividend per share out of the above dividend)	US$	—	—	—
	JP\	(—)	(—)	(—)
Net loss per share	US$	70.20	6.40	6.84
	JP\	8,361.52	762.34	814.74
Diluted EPS	US$	—	—	—
	JP\	(—)	(—)	(—)
Capital adequacy ratio	(%)	88.3	93.8	62.0
Return on equity ratio	(%)	△4.1	△2.0	△2.1
Price-to-earnings ratio (PER)	(times)	—	—	—
Portion of earnings to dividend	(%)	—	—	—
Number of employees		1	5	5
EBITDA	US$'000	△1,215	82	△2,802
	JP\'000	(△ 144,776)	(9,823)	(△ 333,714)

Notes :

1. Consumption tax is not included in turnover.

2. The fiscal year of the 1st year begins on January 5, 2004 and ends on December 31, 2004 because this year is the incorporation year for XFL.

3. Regarding information on diluted net profits per share, even if XFL has shares with dilution effect, XFL is in a loss position. Thus such information is not stated.

4. Price-to-earnings ratio (PER) is not stated since XFL is in a loss position.

5. Regarding net assets per share in 2004 and 2005, the suspense account of share exchange included in share premium is excluded from the calculation.

6. The financial statements of the Company are stated in U.S. dollars. In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=119.11, from the Tokyo Foreign Exchange Market as of December 29, 2006.

U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

7. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

8. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments. For more information, please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations, Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".

9. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.

10. On September 22, 2005 XFL's shares were split on 3 for 1 basis.

11. Regarding information on net assets, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan) effective from the 3rd fiscal year.

2. Brief History

XFN, the predecessor of the Company, was incorporated and registered in Hong Kong on November 17, 1999. XFN was founded to become the comprehensive and definitive source of market indices, ratings, financial news and analysis necessary for making investment decisions in China's financial markets.

The Company was incorporated in January 2004 under the Companies Law to be the holding company of XFN. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares. As a result, the Company became the sole shareholder of XFN and the previous shareholders of XFN became the shareholders of the Company.

In 2004, the Company made the following material acquisitions to expand our product lines and business areas:

- MNI, a U.S./Europe based news agency dedicated to the global fixed income and foreign exchange markets.
- Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt.
- SMRA, which provides global fixed income and economic research and statistical analysis.
- G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. domestic legislation.

In 2005, the Company made the following additional acquisitions to enhance our product lines and extend our distribution network:

- EconWorld (60% of its outstanding shares), a Hong Kong based book-publishing company and its subsidiary, called Money Journal, a PRC financial magazine distributed in China, Hong Kong and Taiwan.

- Taylor Rafferty is one of the leading independent investor relations and financial communications advisors.
- Washington Analysis, which is a premier economic and political advisory firm.
- Beijing Century Media Culture, a Beijing-based production company involved in TV program production and distribution, TV post-production and animation production.
- Shanghai Pobo Data and Information (60% of its equity), a Shanghai-based real-time financial information provider that distributes its information system products via Internet and satellite.
- Shanghai Far East Credit Rating Co. (50% of its equity), a Shanghai-based leading local ratings provider.

In 2006, the Company made the following major strategic acquisitions to further expand our product offerings and widen our distribution network:

- Ming Shing International Ltd. (since renamed "Xinhua Finance Advertising Limited"), which is the holding company of our China advertising business;
- Beijing Alpha Financial Engineering Limited, a company engaged in the development of financial engineering and risk management systems in China;
- Beijing Jing Guan Xin Cheng Advertising Company Ltd, an advertising company;
- Shanghai Hyperlink Market Research Co., Ltd, a market research company;
- Praedea Solutions, Inc., a company which develops enterprise software for automated data extraction. After the acquisition, Praedea Solutions, Inc. was renamed as Mergent Data Technology, Inc;
- Glass, Lewis & Co., LLC.,(19.9% of its equity) a leading provider of investment research and global proxy advisory and voting services. We completed the acquisition by purchasing the remaining 80.1% equity interest in January 2007

In January 2007, our subsidiary acquired Kinetic Information System Services Limited which is a leading provider of software and systems for real time index calculation services.

On March 9, 2007, our subsidiary, XFMedia (Stock Code XFML) was listed on the Nasdaq Global Market and raised net proceeds of approximately US$203 million for its own expansion.

Our current corporate structure (other than dormant subsidiaries) as of December 31, 2006 is shown below:

(as at 31 December 2006)


Xinhua Finance Limited (Cayman Islands)
G7 Group, Inc. 100% (Delaware, US)
Market News International Inc. 100% (Nevada, US)
Market News Service (International) Inc. 100% (Nevada, US)
Stone & McCarty Research Associates, Inc. 100% (New Jersey, US)
SMRA International, Inc. 100% (Delaware, US)
Taylor Rafferty Associates, Inc. 100% (Delaware, US)
Taylor Rafferty Associates Limited 100% (UK)
Taylor Rafferty KK 100% (Japan)
Washington Analysis Corporation 100% (Delaware, US)
Xinhua Finance Media Limited (Cayman Islands)
Please see Schedule 1
Xinhua Financial Network Limited 100% (HK)
AFX-Asia Pte Limited 100% (Singapore)
China Financial News Limited 100% (BVI)
China Finance Limited 100% (Taiwan)
Fortune China Public Relations Limited 100% (HK)
FTSE / Xinhua Index Limited 50% (HK)
Xinhua FTSE (Beijing) Consulting Limited 100% (Beijing)
Highsale Investments Limited 60% (BVI)
Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd. 100% (Beijing)
Shanghai Huacai Investment Advisory Company Limited 100% (Shanghai)
Shanghai Far East Credit Rating Co. Ltd. 50% (Shanghai) (*held by nominees)
Xinhua Finance Japan Limited 100% (Japan)
Shanghai NetChina Limited 100% (Shanghai)
Xinhua Financial Network (Beijing) Limited 100% (Beijing)
Xinhua Financial Network, Korea Co. Ltd. 100% (Republic of Korea)
Xinhua Financial Network (Shanghai) Limited 100% (Shanghai)
Shanghai Pubo Data and Information Network Consulting Co., Ltd. 60% (Shanghai) (*held by nominees)
Xinhua Investment Group Hong Kong Limited 90% (HK)
Xinhua PR Newswire Limited 50% (HK)
Beijing Alpha Financial Engineering Co. Ltd. 100% (Beijing)
Xinhua Mergent Holdings Limited 100% (Cayman Islands)
Mergent Inc. 100% (Delaware, US)
Ford Investor Services, Inc. 100% (California, USA)
Mergent Japan K.K. 100% (Japan)
Mergent Pricing & Evaluation Services, Inc. 100% (Delaware, USA)
Tesserae Capital Advisors, LLC 25% (Delaware, US)
Mergent Data Technology, Inc. (formerly known as Precise Acquisition Corp.) 100% (Delaware, US)

Schedule 1



Xinhua Finance Media (Cayman Islands)
Upper Step Holdings Limited 100% (BVI)
China Lead Profits Limited 100% (BVI)
Accord Group Investments Limited 100% (BVI)
Great Triumph Investments Limited 100% (BVI)
Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd.) 100% (BVI)
Upper Will Enterprises Limited 100% (BVI)
Active Advertising Agency Limited 100% (HK)
EconWorld Media Limited 72% (HK)
Money Journal Publication Limited 100% (HK)
Money Journal Advertising Company Limited 100% (HK)
EconWorld Publishing Limited 100% (HK)
PRC
家洛商务咨询（上海）有限公司
Jia Luo Consulting (Shanghai) Co. Ltd.
100%
上海源芝广告有限公司
Shanghai Yuan Zhi Advertising Co. Ltd.
夏泰文化咨询（上海）有限公司
New China Media Co. Limited 100%
100%
北京世纪光年广告有限公司
Beijing Shiji Guangnian Advertising Co., Limited
中西泰和文化咨询(上海)有限公司
Zhongxi Taihe Culture Consultancy (Shanghai) Co. Ltd. 100%
华先企业策划(上海)有限公司
Xinhua Finance Media (Shanghai) Co. Ltd. 100%
北京振坤传媒科技有限公司
Xinhua Finance Media (Beijing) Co., Ltd. 100%
活力广告(广州)有限公司
Active Advertising (Guangzhou) Co. Ltd. 100% (PRC)
Financial World (Shanghai) Co., Ltd.
文迪商务咨询(上海)有限公司100% (Shanghai)
EconWorld (Shanghai) Co., Ltd.
智通商务咨询(上海)有限公司100% (Shanghai)
100%
广州经世文化传播有限公司
Guangzhou Jingshi Culture Intermediary Co. Ltd.
100%
北京千诺广告有限公司
Beijing Qiannuo Advertising Co., Ltd.
100%
北京泰德广告有限公司
Beijing Taide Advertising Co. Ltd..
100%
深圳市活力群策广告有限公司
Shenzhen Active Trinity Advertising Co. Ltd.
100%
北京世纪光年传媒文化有限公司
Beijing Century Media Culture Co., Ltd
100%
上海元新广告传媒有限公司
Shanghai Yuanxin Advertising & Media Co. Ltd.
80%
北京龙媒电广广告有限公司
Beijing Longmei TV & Broadcast Advertising Co. Ltd.
80%
北京锦龙润信广告有限公司
Beijing Jinlong Runxin Advertising Co. Ltd.
80%
商拓智扬国际广告(北京)有限公司
Shangtuo Zhiyang International Advertising (Beijing) Co. Ltd.
100%
上海联恒市场研究有限公司
Shanghai Hyperlink Market Research Co., Ltd.
100%
广州联恒市场研究有限公司
Guangzhou Hyperlink Market Research Co., Ltd.
100%
北京经观信成广告有限公司
Beijing JingGuan XinCheng Advertising Co., Ltd
50%
50%
北京经世经观广告有限公司
Beijing EWEO Advertising Co. Ltd.
51%
北京远景东方影视传播有限公司
Beijing Perspective Orient Movie and Television Intermediary Co., Ltd
100%
北京远景东方广告有限公司
Beijing Perspective Orient Advertising Co., Ltd
96.67%
北京世纪工场传媒文化有限公司
Beijing Workshop Communications Co. Ltd
99%
北京金色十方动画制作有限公司
Beijing Golden Ways Animation Production Co. Ltd.
90%
上海和元影视文化有限公司
Shanghai Heyuan Movie and Culture Co. Ltd.

Group Milestones

Major milestones for the Group are highlighted in the table below:

Date	Milestone
Nov 2006	Issues US$ 100 million 10% Senior Guaranteed Notes due 2011
Sep 2006	XPRN chosen by the China E-commerce Industry Federation as a top company in facilitating e-commerce in China (Investor Relations)
Sep 2006	Acquires Shanghai Hyperlink Market Research Co., Ltd, a market research company (Distribution)
Sep 2006	Xinhua Finance subsidiary Market News International broadens its China news offerings (Financial News & Analysis)
Sep 2006	The world's first A-Share index futures benchmarked against Xinhua FTSE China A50 Index trades on Singapore Stock Exchange (Market Indices)
Sep 2006	Acquires Beijing Jing Guan Xin Cheng Advertising Company Limited, an advertising company (Distribution)
Aug 2006	Partners with Beijing Review Magazine to create a new dedicated section in the magazine focusing on financial information, business news and personal wealth advice from Xinhua Finance (Distribution)
Aug 2006	Guotai Asset Management Co., Ltd. adopts Xinhua FTSE Blue Chip Value 100 Index for its Blue Chip Value Composite Fund (Market Indices)
Aug 2006	Acquires 19.9% of Glass, Lewis & Co., LLC, a leading provider of investment research and global proxy advisory and voting services (Ratings)
Jul 2006	Acquires Beijing Alpha Financial Engineering Limited, a company engaged in the development of financial engineering and risk management systems in China (Market Indices)
Jul 2006	Acquires Praedea Solutions Inc, (since renamed "Mergent Data Technology Inc"), a company which develops enterprise software for automated data extraction (Ratings)
May 2006	FTSE Xinhua Index selected by China's Social Securities Fund as benchmark for Hong Kong equity investments (Market Indices)
Apr 2006	Partners with Milken Institute to launch a set of eight new economic indicators that give investors and firms valuable new information about Chinese financial markets (Ratings)
Feb 2006	Partners with a Chinese newspaper "The Economic Observer" on financial seminar business (Distribution)
Jan 2006	Acquires Ming Shing International Ltd. (since renamed "Xinhua Finance Advertising Limited") which is the holding company of our China advertising business (Distribution)
Dec 2005	Xinhua PR Newswire launches "Investor Wire" (Investor Relations)
Dec 2005	Raises funds by way of third party allotment, with Nissin Co., Ltd. becoming one of our major shareholders
Nov 2005	Enters into 10-year cooperative agreement with the China Development Research Foundation of the State Council's Development Research Center
Nov 2005	Acquires 50% of Shanghai Far East Credit Rating Co., a Shanghai-based leading local ratings provider (Ratings)
Sep 2005	Acquires Beijing Century Media Culture, a Beijing-based TV consulting company (Distribution)
Sep 2005	Acquires 60% of Shanghai Pobo Data and Information, a Shanghai-based real-time financial information provider (Distribution)
Sep 2005	Expands distribution within China, with Xinhua Finance market updates broadcast daily on Beijing's 91.5FM and Shanghai's 87.9 FM (Distribution)
Jul 2005	Acquires leading institutional research firm, Washington Analysis, LLC (Financial News & Analysis)
Jul 2005	Establishes a sponsored Level 1 American Depositary Receipt (ADR) facility trading under the symbol XHFNY (CUSIP number: 98417G105)
Jun 2005	Acquires Taylor Rafferty, a leading global investor relations firm, to strengthen the Company's investor relations service line (Investor Relations)
Jun 2005	Xinhua FTSE China 25 Index is selected by HKEx to introduce futures and option contracts on red-chip shares and H shares (Market Indices)
May 2005	Acquires 60% of EconWorld, a financial print media owning a Chinese magazine with a high paid circulation, to further step into financial media industry (Distribution)
Apr 2005	Xinhua FTSE Index launches the China High Yield 150 Index (Market Indices)
Apr 2005	Launches the China Business Sentiment Survey with Market News International (Financial News & Analysis)
Apr 2005	Launches an online China corporate database service - Xinhua Finance China Insight (Distribution)
Mar 2005	Launches a weekly financial news radio show in Japanese on Nikkei Radio Broadcasting Corporation (RADIO NIKKEI) network

Mar 2005	Xinhua PR Newswire launches service to monitor placement of corporate releases globally for China clients (Investor Relations)
Feb 2005	Xinhua FTSE Index launches new index series for qualified domestic institutional investors (QDIIs) (Market Indices)
Feb 2005	Xinhua PR Newswire launches Writing Service to further enhance business communications in China (Investor Relations)
Feb 2005	Mergent launches database of China listed companies, with full data on leading China firms traded on the Shanghai and Shenzhen stock exchanges (Ratings)
Jan 2005	Xinhua Finance first company ever to be designated by the Shenzhen Stock Exchange as overseas news distribution partner (Investor Relations)
Nov 2004	Xinhua/FTSE China A50 Index selected by Barclays Global Investors as the underlying benchmark for iShares Xinhua/FTSE A50 China Tracker listed on the Hong Kong Stock Exchange - the first A share exchange-traded fund (Market Indices)
Oct 2004	Xinhua/FTSE China 25 Index selected by Barclays Global Investors as the underlying benchmark for iShares Xinhua/FTSE China 25 exchange-traded fund listed on the New York Stock Exchange and the London Stock Exchange (Market Indices)
Oct 2004	The Philadelphia Stock Exchange begins trading options on the iShares Xinhua/FTSE China 25 Index Fund (Market Indices)
Oct 2004	Lists on the Mothers Board of the Tokyo Stock Exchange (TSE 9399)
Jun 2004	Completes acquisitions of Mergent, G7 Group and SMRA (Ratings, Financial News & Analysis)
Mar 2004	Completes acquisition of MNI (Financial News & Analysis)
Mar 2004	Reorganization to make Xinhua Finance the holding company for the Group through share swap
Feb 2004	Launches Xinhua Lehman China Aggregate Index, the first comprehensive series of indices covering the bond market in China (Market Indices)
Jan 2004	Xinhua Finance incorporated
Jul 2003	Xinhua PR Newswire launches a new distribution network of over 2,000 media outlets in China (Investor Relations)
May 2003	Launches the first publicly available composite index for China – Xinhua FTSE China A 200 Composite Index (Market Indices)
Jan 2003	Formally launches Xinhua Far East China Credit Ratings Services (Ratings)
Nov 2002	Launches global corporate announcement distribution service Xinhua PR Newswire (Investor Relations)
Nov 2001	Establishes Xinhua FTSE Index Committee (Market Indices)
Jul 2001	Launches Xinhua FTSE China domestic index series (Market Indices)
Jun 2001	Launches real-time China analysis (Financial News and Analysis)
Apr 2001	Launches first China index for international investors - Xinhua FTSE China 25 Index (Market Indices)
Dec 2000	Establishes Xinhua FTSE Index joint alliance (Market Indices)
Nov 1999	Xinhua Financial Network Ltd. incorporated in Hong Kong

3. Nature of Business

Overview

We are a provider of financial information products focused on China's financial markets and international financial markets. We are an integrated provider of market indices, ratings, financial news and analysis, investor relations and distribution services for our proprietary content. We believe that we are uniquely positioned in the market because our business embodies five complementary services under one umbrella on one platform. To our knowledge, a company with such a comprehensive service portfolio has never been seen in the market before. As a company providing all of these services to China's financial markets, we have established the infrastructure for making investment decisions in China.

Investors can make more well-informed investment decisions on China's financial markets through one or more of our services. For example, through our market indices and financial news and analysis, an investor can track the overall performance of the equity and debt markets, follow the events that affect these markets, and be informed of recent developments of individual companies. Simultaneously, an investor can assess the creditworthiness and performance of individual companies that make up such market indices with our ratings. Also, through our investor relations services, investors can learn what companies are saying about themselves in their corporate announcements and public relations activities.

We offer the following five principal services:

- *Market Indices.* We provide equity indices and bond indices measuring the performance of China's stock and bond markets. We follow the China markets with more than 100 equity indices covering domestic and international China-related stocks, 12 bond indices, and four style indices (equity indices customized to track more specific investment criteria). These indices are all developed according to methodology generally used in international markets. Also, we provide a customized U.S. index, the Dividends Achiever Index, that tracks dividend-paying equities in the U.S. that have increased their payout every year for the past ten consecutive years.

- *Ratings.* We issue public information ratings (ratings on companies based on publicly available information). Our ratings are developed according to methodology generally used in international markets. We also offer a comprehensive global portfolio of company, securities and financial information, along with research and analytic tools that enable investors to conduct in-depth company evaluation. In addition, we provide proxy advisory and voting services for better understanding of the accounting and corporate governance practices of companies.

- *Financial News and Analysis.* We provide financial news mainly covering China's financial markets, as well as international financial markets. We also offer a comprehensive range of analytic reports and products for China and the international markets covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

- *Investor Relations.* Our investor relations service line offers a full range of investor and public relation services. We offer corporate announcement services that allow companies inside and outside of China to communicate their news and events. We have access to over 3,000 media points and 6,500 journalists across China. We also offer investor and public relations services, encouraging corporate governance and disclosure practices for companies in China.

- *Distribution.* Leveraging our proprietary financial information products, client base and brand name, we developed a China distribution capability that allows us to reach high net worth individuals in China who need our information to make investment decisions. In addition, we continue to develop our financial solutions business, including financial terminals that leverage our financial information products and brand name to reach market professionals in China making investment decisions for themselves and for their clients. We began with a focus on the commodities and futures sector and intend to expand into other key asset classes, such as equities, fixed income and foreign exchange.

We are a global organization with our headquarters in Shanghai and offices across Asia, Australia, North America and Europe. Our 20 office locations include Hong Kong, Beijing, Guangzhou, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Melbourne, New York, Washington, D.C., Charlotte, Dallas, San Diego, Denver, Sunnyvale, Toronto, London. Our 20 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo,

Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., Chicago, Princeton, London, Frankfurt, Brussels, Paris and Berlin. As at December 31, 2006 we had 1,581 employees worldwide.

The following flowchart provides an overview of our business:-


CHINA/GLOBAL SERVICES AND CONTENT
INDICES
RATINGS
FINANCIAL NEWS
INVESTOR RELATIONS
China Equity Index ;
China Bond Index ;
Customized Indices
China Ratings & Research ;
China Sector Analysis ;
Corporate Data & Analysis;
Economic Indicators;
Proxy Advisory and Voting Services
Equity News ;
Fixed Income/Forex News;
Market & News Analysis
Corporate Announcement
Distribution
Professional IR/PR Services
DISTRIBUTION
SOLUTIONS
MEDIA

History

Prior to March 2004, we operated through XFN and its subsidiaries. XFN was founded in anticipation of the growing need for transparent and reliable financial information and data flow into and out of China. We have grown rapidly since our inception. In our initial stage of development from 1999 to 2003 our growth strategy was based largely upon strategic partnerships with domestic and international market leaders in our business areas. Since then, we have pursued an aggressive acquisition strategy based on acquiring domestic and international market leaders in their respective fields. These acquisitions allow us to:

- Bring proven expertise into China for the development of similar products;
- Provide international information and data for China investors to evaluate international markets;
- Add depth and breadth to existing service lines;
- Expand our international selling networks; and
- Keep 100% of revenue rather than sharing revenue in a partnership arrangement.

In 2004, we acquired MNI, a US/Europe based news agency dedicated to the global fixed income and foreign exchange markets; Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt; SMRA, which provides global fixed income and economic research and statistical analysis; and G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. legislation.

In May 2005, we acquired EconWorld, a Hong Kong based media company, publishing a range of Chinese language publications and a magazine on China's financial markets. In June 2005, we acquired Taylor Rafferty, a global investor relations and cross-border financial communications advisory firm. In July 2005, we acquired Washington Analysis, an economic and political advisory firm based in Washington D.C. In September 2005, we acquired Beijing Century Media Culture, a Beijing-based television consulting company, as well as Shanghai Pobo Data and Information, a Shanghai-based real-time financial information provider that distributes its information system products via Internet and satellite. In November 2005, we purchased, through nominees, a 50% equity stake in Shanghai Far East Credit Rating Co. Due to PRC foreign ownership restrictions, our equity interests in Beijing Century Media Culture, Shanghai Far East Credit Rating Co. and Shanghai Pobo Data and Information are held through PRC nominees, who hold the equity on our behalf. We have entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominee's interests in these companies and accordingly, we consolidate the results of operations of these companies in our financial statements.

In January 2006 we completed the acquisition of Ming Shing International Limited, since renamed "Xinhua Finance Advertising Limited", which is the holding company of our China advertising business. In July 2006 we purchased Beijing Alpha Financial Engineering Limited, a company engaged in the development of financial engineering and risk management systems in China. In July 2006 our subsidiary Mergent, purchased Praedea Solutions Inc., a company which develops enterprise software for automated data extraction. After the acquisition, Praedea Solutions Inc., was renamed Mergent Data Technology Inc. Also in August 2006, we purchased 19.9% of Glass, Lewis & Co., LLC, a leading provider of investment research and global proxy advisory and voting services. We completed the acquisition by purchasing the remaining 80.1% equity interest in January 2007. In September 2006, we completed the acquisitions of the advertising company Beijing Jin Guan Xin Cheng Advertising Company Ltd. and the market research company Shanghai Hyperlink Market Research Co., Ltd.

In January 2007, our subsidiary Mergent, acquired Kinetic Information System Services Limited which is a leading provider of software and systems for real time index calculation services.

On March 9, 2007, our subsidiary, XFMedia (Stock Code XFML) was listed on the Nasdaq Global Market and raised net proceeds of approximately US$203 million for its own expansion.

Our Strengths

We believe that we have the following key strengths:

- *Strategic focus on China's financial markets.* Because of China's rapid economic growth, investors lack financial information developed according to methodologies generally used in international markets. We have maintained our focus on providing financial information relevant to investors interested in participating in China's fast-growing financial markets. Our focus on China's markets and our local capabilities differentiate our services offerings, allowing us to provide actionable information and data on China as it continues to play a pivotal role in the global economy.

- *Position in China's financial information market.* Our unique service portfolio offers an investment infrastructure that was previously unavailable to Chinese and global investors.

- *Comprehensive range of product and service offerings.* We have developed a unique mix of services, comprising integral components that have become the investment infrastructure for China's financial markets. This comprehensive range of services (market indices, ratings, financial news and analysis, investor relations, and distribution and media services) helps the business professional and international investor understand and analyze China's markets. We provide transparency to end-users who value reliability and accuracy by basing our services on proven technologies and methodologies generally used in international markets. Our service portfolio also extends to international markets, offering coverage, information and analysis on a global level.

- *Strong management team with international expertise.* Our management team includes some of the most experienced managers in the financial information industry in China. Ms. Fredy Bush, our Vice Chairman, Chief Executive Officer and founder, has extensive experience building businesses in Asia and, together with the rest of our international senior management team, is focused on formulating innovative business initiatives, capturing attractive business opportunities, and drawing on expertise in diverse areas. We believe that our management team will be able to develop and execute our business strategy effectively, while responding to changes in our business environment.

Our Opportunity

Current Market Position

From inception until now, we have combined our China focus and global distribution capabilities to continually bring new standards and integral products and services for China's financial markets. We have created a products and services platform that, we expect, allows us to:

- Provide information and data products developed according to methodologies generally used in international markets for China's financial markets;
- Enable Chinese companies to reach out to and satisfy the demands of an international investor base; and
- Localize international information products to meet the needs of Chinese investors interested in the international markets.

- Leverage our proprietary financial information products, client base and brand name onto our China distribution network which is able to reach to "high net worth" individuals and market professionals who need our information to make investment decisions.

Growth Strategy

We will continue to expand our distribution capabilities to further capture opportunities in the market, while focusing on integrating and refining the services we already offer. We also plan to grow the Distribution service line through our financial solutions strategy, targeting the financial terminals market in China and retail investors in the China market today that are in need of quality financial content and effective analytical tools based on international standards, which we are currently providing through software applications.

We plan on creating solutions that are most appropriate for our China based clients, by leveraging our unique and proprietary content and applying it to a new distribution methodology which will open up avenues for new business opportunities. Our goal is to bring a comprehensive financial solutions platform that empowers investors throughout China with the right information and analytical tools to enable them to make more well-informed investment decisions.

Our Services

(1) Market Indices

We produce equity, bond and style indices (equity indices customized to track more specific investment criteria) based mainly on the China markets. Xinhua FTSE Index ("XFI"), the brand name for indices provided by our Xinhua FTSE Index joint venture with FTSE, provides a series of equity indices to measure China's stock markets, based on methodologies generally used in international markets. We provide a unique series that covers China stocks in both domestic and global markets using international methodologies of index calculation. Our Xinhua Lehman China Bond Index Series, indices established by our partnership with Lehman Brothers, provides a comprehensive series of China bond indices across exchanges and inter-bank markets. These China indices are used as performance benchmarks and as a basis for other applications such as the trading of derivatives, index tracking funds and exchange traded funds. Based on the extensive historical database of our wholly-owned subsidiary, Mergent, we also offer a specialized index, the Dividend Achievers Index, to track U.S. equities that have paid an increasing amount of dividends for ten consecutive years or more, and historical pricing data.

Our clients include investment professionals, commercial and investment banks, fund and asset management firms, securities companies, insurance companies, corporations, data vendors, information redistributors and Internet portals. Our indices data is marketed and licensed to these customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter products (products that are not traded on an exchange), and index tracking products. We also sell our constituent data to individual end-users such as derivatives professionals, fund managers and professional investors.

The following shows the business flowchart for our market indices:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
PROCESS:
• Gather constituent data
• Analyze constituents
• Calculate indices
• Index Committee approval
• Launch indices
• Update and maintain indices and related data
PRODUCTS:
Xinhua FTSE Index
Xinhua Lehman China Bond Index
Dividend Achievers Index
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Data vendors, information redistributors
• Internet portals

Note 1: Our China indices (Xinhua FTSE Index and Xinhua Lehman China Bond Index) target a China-focused customer base consisting of domestic and overseas entities, while our Dividend Achievers Index provides a specialized benchmark for tracking the U.S. equities market.

Note 2: Our indices data is marketed and licensed to customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter (OTC) products, and index tracking products. Our real-time index values are marketed to global redistributors and international data vendors for distribution. Also, we sell our constituent data to investment professionals such as derivatives professionals and fund managers.

Note 3: Our fee structure includes single use, basket, or annual license fees charged for derivative and OTC index-linked products. Either fixed annual fees or fees based on net asset value of the fund are charged to fund managers for data to create index-linked mutual funds, while fixed license fees per trade are charged to index futures contracts. Fixed annual fees are charged to redistributors, data end-users, and benchmark index values subscribers.

Note 4: Our indices clients include 26 out of the 52 approved qualified foreign institutional investors (QFIIs) in China. Our product specialists work with customers to create new products linked to our indices and to understand the different kinds of indices products of interest to our customers.

Note 5: Xinhua FTSE Index, a joint alliance between FTSE and Xinhua Finance, is currently outsourcing its calculation to FTSE.

Note 6: Xinhua Lehman Index, a joint alliance between Lehman Brothers and Xinhua Finance, is currently outsourcing its calculation to Lehman Brothers.

Xinhua FTSE Indices

We established our Xinhua FTSE Index joint alliance in December 2000 to provide real-time indices for measuring China's equity markets. XFI leverages FTSE's proven track record of over forty years in developing equity market indices. First introduced in April 2001, our XFI equities indices offer unique coverage of China equities, combining domestic A and B shares with China stocks listed overseas, such as H shares and red chips on the Hong Kong Stock Exchange. XFI's A Share Series, B Share Series and the International Series provide diverse tradable and benchmark indices based upon market capitalization, broad-based benchmarks (reflecting the movement of the entire market) and various sector and regional indices. Tradable indices typically track a basket of companies, which represents a certain segment of the market. Fund managers and other users can create products based on these

indices because the number of companies to track is more manageable. Tradable indices may be used as a basis for index tracking products, derivative trading instruments, and over-the-counter (OTC) products. Benchmark indices typically cover a more comprehensive number of companies than tradable indices to better represent the total market. Benchmark indices are typically used as a standard against which the performance of investment funds can be measured. XFI's index range also includes bond and composite indices in order to provide investors with an across-the-board view of China's capital markets. Total assets tracking XFI indices in China's domestic market alone are approximately US$40 billion as of December 31, 2006.

The Xinhua FTSE Index family currently consists of the following primary market indices:



Xinhua FTSE Index Family
Bond Index
Composite Index
Equity Indices
Xinhua FTSE China Government Bond Index
Xinhua FTSE 200 Composite Index
Xinhua FTSE All Share Index
Xinhua FTSE 400 Index
Xinhua FTSE 600 Index
Xinhua FTSE Insurance Investment Index
Xinhua FTSE Small Cap Index
Xinhua FTSE Galaxy Provincial Index
Xinhua FTSE 200 Style Indices
Xinhua FTSE 600 Style Indices
Xinhua FTSE 600 Sector Indices
Xinhua FTSE High Yield 150 Index
Xinhua FTSE HK Index
Xinhua FTSE Hong Kong ex H Shares Index
Benchmark Indices
Tradable Indices

All of our XFI indices have been designed using internationally proven index methodology to ensure transparency and consistency. We employ free-float measurement, a methodology pioneered by FTSE and utilized by international fund managers. Also, an independent Index Committee manages the XFI indices based upon transparent rules. This Index Committee comprises a group of approximately 20 domestic and international fund managers, exchange regulators, market practitioners and independent index providers who act as a control for fair inclusion or removal of index constituents.

XFI indices are classified using the FTSE Global Classification System, a global classification system for market indices used worldwide. Reliable classification allows customers to create specialized products based on our indices, such as by industry sector or market capitalization. XFI indices are used as performance benchmarks by mutual funds, including tracking funds that have been approved by CSRC.

Xinhua Lehman China Bond Index Series

We launched the Xinhua Lehman China Bond Index series in February 2004 in alliance with Lehman Brothers, an international investment bank with 30 years of experience providing bond indices. This comprehensive series covers China corporate and government bonds, with a total of 307 securities at a total market value of RMB4.2 trillion (approximately US$543 billion) as of March 30, 2007.

As illustrated in the following chart, the China Aggregate Index series tracks China corporate and government bonds across exchanges and inter-bank markets and includes government bonds (treasury bonds and bonds issued by government agencies) and corporate bonds. Corporate bonds are further categorized by sector, including industrial, utility and financial sectors. All securities must be fixed-rate instruments denominated in RMB with at least one year to maturity.


Xinhua Lehman China Aggregate Index 新华雷曼中国债券指数
China Aggregate Index
中国全债指数
Government Related Index
政府相关债指数
Treasury Index
国债指数
Corporate Index
企业债指数
Agencies Index
政府机构债指数
Supranational Index
国际机构债指数
Industrial Index
工业债指数
Utility Index
公用事业债指数
Financial Index
金融企业债指数

Dividend Achievers Index

The Dividend Achievers Index is a specialized index that tracks U.S. equities that have paid an increasing amount of dividends for ten or more consecutive years. The Dividend Achievers Index was launched by Mergent in 2003 as an objective composite of companies with a history of dividend performance. The Dividend Achievers concept was developed 25 years ago by Mergent's predecessor, Moody's Investors Service, to track companies that have increased their regular cash dividends every year for at least the last ten consecutive years. Mergent maintains surveillance on over 35,000 equities to uncover income-producing companies that meet the requirements. The total number of Dividend Achievers typically ranges from 300-350 companies and currently stands at 330 constituents, reflecting 15 of the 20 industry sectors according to the North American Industry Classification System classification of companies, including finance and insurance, manufacturing, utilities, and real estate investment trusts. Capitalization sub-indices divide the pool into large-cap, mid-cap and small-cap, while measurement sub-indices track fastest growing dividend, payout performers, earnings growth achievers, and revenue growth achievers.

Competition

Competition for our market indices products is principally based on qualitative factors such as transparency, independence, how representative the index is of the market, and how easy it is for a fund manager to replicate the index in its portfolio. Our primary competitors in the China market for indices consist of local and international providers of market indices. Our Dividend Achievers Index faces competition from other customized indices by major index providers worldwide.

(2) Ratings

Outline

We provide a range of ratings assessments, ratings opinions and corporate data that allows our customers to better determine the credit and investment worthiness of individual companies. Our independent, objective and forward-looking ratings opinions are produced under the brand name of Xinhua Far East. Established in 2001, Xinhua Far East is a strategic alliance formed with Shanghai Far East Credit Ratings Co. ("SFE"), a leading local ratings provider of which we acquired a 50% equity interest in November 2005, to target the relatively under-developed ratings market in China. Xinhua Far East publishes ratings opinions on listed companies in China developed according to methodology generally used in international markets. SFE also provides bond credit research reports evaluating specific bond issues. Our corporate data products provide a wealth of information on companies in China, as well as on public and private companies around the world, bringing transparency to our ratings products.

Our ratings assessments are provided to China corporations seeking debt facilities. Our ratings opinions are provided to banks that investigate the quality of loans, issuers of bonds or commercial paper, or other financial and government institutions interested in the creditworthiness of issuers and borrowers, companies and investors.

We charge our customers fees for ratings assessments and access to ratings reports, sector research and investment commentaries.

Our corporate data and analysis customers include commercial banks, investment banks, asset management firms, fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions, business and professional associations, educational organizations, data vendors, information redistributors and Internet portals. Corporate data and analysis products are offered and charged on a subscription, pre-packaged, or one-off basis.

The following shows the business flow chart for our ratings and corporate data and analysis services:


XINHUA FINANCE
RATINGS
SERVICE CLIENTS:
• China corporations
Provide rating assessments
PROCESS:
• Gather corporate/industry data
• Analyze data
• Assessment
• Rating Committee approval
• Publish ratings/research
• Update and maintain ratings/research
PRODUCTS:
Xinhua Far East Ratings
Corporate Data & Analysis
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Print media
• CDROM
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals

Note 1: Xinhua Far East provides independent ratings and research developed according to methodologies generally used in international markets to enable our customers to determine the creditworthiness of issuers and borrowers and to add value to their investment decisions. Our corporate data and analysis products are offered to complement our ratings services. Our corporate data and analysis products are also provided by Mergent.

Note 2: Our ratings assessments are marketed to Chinese issuers of debt facilities. Our ratings reports are marketed to major institutional investors. Our corporate data and analytic products are marketed and sold to major institutional investors as well as investment professionals around the world.

Note 3: Our fee structure includes fees charged for ratings assessments and access to ratings reports, sector research and investment commentaries. Corporate data and analysis products are offered on a subscription, pre-packaged, or one-off basis.

Note 4: Our ratings opinions customers include financial institutions, companies and investors. Our corporate data customers include financial, business and legal professionals, information specialists and individual investors. We also offer a broad range of business and financial resources, whether in print, CD-ROM, microfiche or online, to libraries, educational institutions and investors.

Ratings Opinions

Xinhua Far East is a strategic alliance formed with SFE, a leading local ratings provider, to target the relatively under-developed ratings market in China. SFE has rated over 5,500 enterprises for loan certificates in Shanghai and

Ningbo and 1,030 issues of corporate bonds and commercial paper. Loan certificate ratings are adopted by People's Bank of China as an independent means of checking the quality of bank loans. In December 2003 SFE became the first member from Mainland China to be admitted in the Association of Credit Rating Agencies in Asia, an 18-member association supported by the Asian Development Bank aimed to enhance quality and comparability of ratings and best practices in the region. In November 2005, we purchased, through nominees, a 50% equity stake in SFE. Due to PRC foreign ownership restrictions, our equity interests in SFE are held through PRC nominees, who hold the equity on behalf of our wholly owned subsidiary, Shanghai Huacai Investment Advisory Company Limited ("Huacai"). Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

Xinhua Far East has established methodologies and practices that serve as the foundation in rating creditworthiness in China, which is a relatively nascent market. Xinhua Far East's ratings analysts research and analyze company information and data to form a rating opinion based on methodologies generally used in international markets. The opinion is then passed to our rating committee for endorsement. After endorsement, the rating opinion can be published. Our rating scale is provided below:

Rating Scale

Long Term Rating	Credit Strength
AAA	Excellent
AA	Very Good
A	Above Average
BBB	Average
BB	Below Average
B	Weak
CCC	Very Weak
CC	Extremely Weak
C	Default

As of April 2007, Xinhua Far East has provided public information ratings on over 100 listed Chinese companies in key industries and listed on major stock exchanges such as the Shanghai and Shenzhen stock exchanges in China, the Hong Kong Stock Exchange, the New York Stock Exchange and the Singapore Stock Exchange. Xinhua Far East's ratings evaluate over-all probability of default of Chinese corporations and enable investors to benchmark the creditworthiness of the rated corporations against all publicly traded Chinese corporations. As of April 2007, our rating results have reflected a normal distribution: most companies were rated with an average rating of BBB and only four companies were rated AAA which is the highest grade in our scale. Recent results as of April 18, 2007 are illustrated in the following chart:


Xinhua Far East Ratings Results
Number of Rated Companies
35
30
25
20
15
10
5
0
4
24
26
33
17
2
0
2
2
0
AAA
AA
A
BBB
BB
B
CCC
CC
C
review

Our ratings opinions are comprised of ratings outlooks and ratings alerts. Ratings outlooks reflect the potential development of a long-term credit rating based on on-going or expected impact of events upon the credit-worthiness of borrowers. We continuously follow the developments of companies that we rate. If a company experiences a significant and impacting event, such as a merger or acquisition, we may publish a ratings alert to upgrade or downgrade the company. Our ratings results are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. Xinhua Far East ratings opinions have been quoted in financial newspapers and regional newspapers such as the Financial Times, International Herald Tribune, the Asian Wall Street Journal, the New York Times, the Wall Street Journal and the South China Morning Post, as well as the China Securities News, Shanghai Securities News and Securities Times, three of the most influential financial newspapers in China.

Corporate Data and Analysis

Our corporate data and analysis products provide in-depth understanding of a company's current performance metrics, historical performance trends, corporate actions and events as well as detailed coverage of equities and fixed income securities. Our comprehensive China corporate database covers more than 1,300 Chinese listed companies with information such as company background, shareholding structure, current and historical audited financial results, and key financial ratios. Our international corporate databases and analytic tools date back to 1900 through the services of Mergent and are used by over 200,000 professional and individual clients worldwide.

Formerly the financial information services arm of Moody's supporting its ratings business, Mergent has been in the business of providing reliable corporate data and analytics for more than a century. Mergent offers key financial, fundamental and descriptive data for over 10,000 U.S. public companies, 20,000 non-U.S. public companies from over 100 countries, and 20,000 U.S. municipal entities, as well as extensive company analysis and research, corporate bond, unit investment trust, corporate actions, mutual fund and dividend information. Mergent's databases have over 185,000 annual reports, unit investment trust statistics, corporate action data on all North American listed securities, dividend information on 12,000 stocks and 20,000 mutual funds, and extensive bond information together with pricing and evaluations on more than 60,000 corporate and 1.2 million municipal issues.

Mergent also publishes industry reports providing in-depth analysis of key industries covering North America and Asia/Pacific by country and region. Other data services include historical ratings information on 10,000 U.S. companies, institutional holdings information, and insider trading information. Mergent also offers powerful analytic tools that allow data manipulation within Mergent's extensive financial information databases and presentation building for financial modeling and comparative analysis reporting. Mergent's information and research tools are available in print, microfiche, CD-ROM, via data feeds and online.

Proxy Advisory and Voting

We provide investment research, global proxy advisory and voting services through Glass, Lewis & Co., LLC. These services help investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at public companies in China and worldwide. We also facilitate proxy voting by institutional investors with an advanced and reliable proxy voting platform.

Indicators on Chinese Financial Markets

We joined hands with the Milken Institute to create a series of eight China indicators to measure the Chinese financial markets using impartial and standardized measurements. These economic indicators are designed to increase transparency and data quality, and are used by asset managers, underwriters, economists, and product developers in assessing China's market environment in support of investment decision-making.

Competition

There is limited competition for Xinhua Far East ratings business from other credit ratings agencies since we are currently uniquely positioned as a provider of credit ratings in China developed according to methodologies generally used in international markets. Current competition from international ratings agencies is also limited as they at present mostly assign ratings on a handful of companies in China that have issued bonds in international markets. Comparatively, our ratings universe of over 100 corporations in China is very comprehensive, covering companies across sectors including oil and gas, utilities, automobile, metal and mining, technology and food and beverage. In the future we may face competition as Mainland regulations change to allow international agencies to enter China's domestic ratings market. At present, only one of the three major international credit rating agencies has a Mainland partner and its activities are believed to be largely in the start-up phase. Nevertheless, we believe that we will compete effectively with those international rating agencies due to our understanding and in-depth knowledge of the China market and to our unique competitive position as a rating agency applying methodologies generally used in

international markets. Our corporate data and analysis products face competition, however, we maintain a competitive edge with Mergent's over 100 year history in aggregating data and producing analysis and the transparency of our information.

(3) Financial News and Analysis

Our financial news and analysis products enable investors to better understand financial markets in China and around the world.

Our up-to-the-minute newsfeeds are complemented by our expert analysis reports, explaining the significance of currency and interest rate movements, government policy changes, and key economic data reports.

We distribute our financial news and analysis reports through leased lines, internet and satellite technology as well as through major news and information re-distributors. Our financial news and analysis customers include commercial and investment banks, fund management firms, securities firms, insurance companies, hedge funds, corporations, individual investors, stock exchanges, government organizations (including central banks), data vendors, information redistributors, internet portals and media organizations (including newspapers, magazines, TV and radio).

Our financial news products are directly marketed by our local and international sales force to end-users. We charge subscription fees for our financial news and analytic reports.

The following shows the business flowchart for our financial news and analysis services:



XINHUA FINANCE
FINANCIAL NEWS & ANALYSIS
PROCESS:
• Gather information (i.e. interviews)
• Fact checking
• Analyze information
• Write articles/reports
• Editorial approval
• Publish articles/reports
• Update coverage of companies/ markets
PRODUCTS:
News
• China
• Asia
• International
Analytic Reports
• Fixed Income/Forex
• Economic Statistical Analysis
• Government/Fiscal Policy
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
Indirect distribution
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions (including central banks and policy-making institutions)
• Data vendors, information redistributors
• Internet portals
• Media (including newspapers and news providers)

Brief description of services

News
We provide our customers with real-time financial news products under our brand names "Xinhua Finance News" and "Market News International (MNI)". These news products use internationally accepted journalistic methods for financial reporting. Our financial news products cover developments in Chinese and international markets, and government policies that affect those markets.

China and Asia. Our independent teams of editors and reporters provide our customers with comprehensive, real-time news feeds on developments in China's financial markets using material generated through corporate and government contacts, major local news providers and real-time market quotations from all five of China's equity and commodity exchanges. Our China news feeds are available in various languages, including simplified and traditional Chinese, English, Japanese and Korean. On average, in Chinese, we issue 230 news items a day from our Xinhua Finance Beijing and Hong Kong bureaus, and our MNI subsidiary now produces over 200 Chinese items a day. In English, we issue an average of 200 items a day from China and approximately 250 items a day from other parts of Asia. In Japanese, we issue an average of 190 items a day from China, and in Korean, an average of 70 items a day.

We also provide real-time coverage of Asian equity markets and macro-economic news. We produce locally-sourced financial news emanating from our 11 news bureaus in key financial centers across Asia and Australasia. Our Asia news services comprise an English language news service covering the entire Asia-Pacific Region, a Chinese language news service covering Hong Kong, Taiwan, Malaysia and Singapore, and a Japanese language news service covering China and Hong Kong.
Our Chinese and Asian news services provide news in the following principal areas:

- *Corporate/Equities News.* Daily, in-depth reports and breaking stories on China and Asia's stock markets, listed companies, and companies expected to undertake public offerings in the future.

- *Debt/Foreign Exchange News.* Coverage of government bonds, corporate bonds, inter-bank markets, the banking sector, foreign exchange and derivative markets.

- *Economic/General News.* Coverage of China and Asia's macro-economy and key economic sectors, new and proposed government regulations affecting the financial markets, monetary and fiscal policies, and other events and economic indicators affecting the market environment.

- *Market Analysis.* Real-time analysis of China and Asia's equity and debt markets, listed companies and equity sectors, treasury and corporate bond markets, and foreign exchange and derivative markets.

International. In addition to our China and Asia financial news coverage, we also provide our customers with international financial news through our wholly-owned subsidiary, MNI, a real-time electronic newswire with special focus on the global fixed income and foreign exchange markets. MNI provides fast and accurate worldwide news on monetary and fiscal policy, budget and tax legislation, economic indicators and forecasts, as well as minute by minute coverage of activity in the fixed income and foreign exchange markets.

MNI also provides regular exclusive stories on key market and policy questions. MNI is a fully recognized news agency with press credentials that are accepted by government agencies in all major industrialized and developing countries as well as supranational organizations such as the World Bank and the International Monetary Fund.

MNI's products were developed for traders, brokers, salespeople, money managers, economists and analysts who rely on fast-breaking headlines, through supporting stories, perspectives on longer term trends and comprehensive economic data to establish and maintain an advantage in the capital markets. Its focused, in-depth reporting reaches a worldwide client base of foreign exchange and treasury trading operations of the major U.S., European and Japanese commercial and investment banks, securities dealers, major central banks, and government agencies in G7 countries.

Analytic Reports
Our in-depth analytic reports help investors better understand how movements in the fixed income and foreign markets, global economy, and government policy and legislation affect investment decisions and the global financial markets. Our reports are produced by fixed income and foreign exchange experts, economic analysts and policy analysts around the world.

Fixed Income and Foreign Exchange. We cover the global fixed-income and foreign exchange markets through our wholly-owned subsidiaries MNI and Stone & McCarthy Research Associates (SMRA). MNI provides focused analytical reports that complement its news services and offer additional insight and intelligence for players in the global fixed-income and foreign exchange markets.

In correlation with MNI, SMRA tracks events influencing regional markets, providing current economic analysis of selected countries and regions as well as fixed income research. SMRA is known for its analysis on key economic indicators in major economies, particularly fixed income markets and the policies of major central banks. SMRA's strategic research is provided through its specialized staff of economists and analysts worldwide and addresses spread relationships between markets and between market sectors such as U.S. corporates, mortgages, money markets and agencies. Through intraday, daily, and weekly commentaries, SMRA provides current analysis on economic, market, and policy issues, as well as market snapshots, market summaries, event calendars, and an extensive economic database.

Government and Fiscal Policy. Through our wholly-owned subsidiaries G7 Group and Washington Analysis, we provide concise, in-depth analysis on government and fiscal policy to enable investors to better understand the effects of such policies on the global economy and financial markets.

G7 Group is a research and advisory firm that analyzes the effects of currency and interest rate movements, monetary and fiscal policy, and foreign and U.S. legislation. G7 Group has a team of Washington D.C.-based policy and economic analysts and a network of advisors made up of former high-level policymakers from G7 nations and selected emerging market nations. They provide crucial information about policy changes at institutions such as the U.S. Federal Reserve, U.S. Treasury Department, U.S. Congress, U.S. White House, the European Central Bank, the Bank of Japan and other policy-making bodies. G7 Group produces a written Daily Briefing each business day, and provides its clients direct interaction with its analysts and network of advisors. G7 Group clients can also gain exposure to global policy-makers through its series of policy maker conference calls and private meetings.

Washington Analysis is an economic and political advisory firm. Washington Analysis helps investors to understand events in Washington D.C. that have market relevance. Washington Analysis covers events and policy matters in specific sectors including healthcare, defense, telecom, media, energy, the Fed, and the White House. Because regulatory and legislative developments have a direct impact on the securities markets, Washington Analysis is a critical resource for equity investors. Washington Analysis is a registered broker dealer and its senior analysts and sales personnel have extensive contacts and experience in Washington.

Competition

Competition for our financial news products is principally based on compliance with international standards of journalism, depth of coverage, accuracy, local perspective and language capability. Another competitive factor is the speed with which key stories are delivered to the market. Our primary competitors in this business include both international and local news providers covering the same regions and topics. Competition for our analytic products is based on access to proprietary information and niche expertise in areas covered. Primary competitors include other analysis and research boutiques.

(4) Investor Relations

Outline

Our investor relations services assist companies in and out of China in reaching their target audiences and connecting with potential and existing customers. We distribute corporate announcements and assist our customers in tailoring their investor/public relations strategies. Our corporate announcement service is provided by Xinhua PR Newswire, which has established a media network of over 3,000 media outlets and 6,500 journalist contacts in China, and continually promotes corporate governance and disclosure to China's business communities. Our corporate announcement customers span various industries and include companies interested in distributing their corporate announcements in China and worldwide. We charge fees for providing a range of translation, editing, and distribution services for press releases and associated corporate communications. We also offer our professional investor/public relations services through Taylor Rafferty and Fortune China. Taylor Rafferty specializes in global investor relations and cross border financial communications, and has more than 20 years of specialized capital markets experience and over 70 professionals in New York, London, Hong Kong and Tokyo. Taylor Rafferty serves more than 60 global clients worldwide and has recently integrated with Fortune China, with offices further expanded to Beijing, Shanghai, Guangzhou and Shenzhen. Through our Fortune China services, we provide events management, and PR services for our clients throughout Greater China.

Our professional services customers include China-based and international companies seeking increased visibility and additional client contacts. We charge monthly retainer fees for our advice, per-project fees and fees for successful customer introductions.

The following shows the business flowchart for our investor relations services:



XINHUA FINANCE
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
PROCESS:
• Receive client requests
• Analyze request
• Prepare press release, event, project, etc.
• Approval by editor/manager
• Fulfill request through media/ business network
• Consulting
• Training
PRODUCTS:
Corporate Announcements
Professional Services
Corporate announcement distribution only
Global media/business network:
• Media outlets (access 3,000 in China, over 24,000 international)
• News agencies, newswires, and news websites
• Broadcast media (TV/radio)
• News and information officers and journalist network

Note 1: Our corporate announcement services enable customers to distribute their corporate announcements in China and internationally. Our investor/public relations professional services assist China-based and international companies seeking increased visibility and additional client contacts through on-going investor relations advice, media strategy, press monitoring and similar activities, and events organization, such as for investor and shareholder meetings.

Note 2 Corporate announcements/press release articles are distributed to over 3,000 media outlets and 6,500 journalist contacts in China and to over 24,000, international media outlets in 135 countries through our alliance with PR Newswire. The information is provided without any charge to the media outlets in order to promote wider distribution of the corporate announcements/press releases.

Note 3: Xinhua PR Newswire's services are marketed to corporations and investor/public relations firms. Xinhua PR Newswire also provides training seminars to educate the market on the importance of investor relations and encourage subsequent use of its services. Our investor/public relations services are marketed to companies and businesses that require increased and ongoing visibility in their markets and the business and investment community in China and overseas.

Note 4: For our corporate announcement services, our China-based customers are charged on a monthly, quarterly, annual or per announcement basis and our other customers are charged on a per announcement basis. For our investor/public relations services, we charge monthly retainer fees and per-project fees. We also charge fees for successful customer introductions.

Note 5: Xinhua PR Newswire is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire has a network of over 3,000 media outlets and 6,500 journalist contacts in China and accesses the international market through PR Newswire's global network of over 24,000 media outlets.

Brief description of services

Corporate Announcements. Our corporate announcement services are provided through Xinhua PR Newswire, which is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire delivers company news and event announcements for organizations and companies in China and throughout Asia. These announcements are disseminated to individual and institutional investors, journalists and the general public. Xinhua PR Newswire assists executives of Chinese companies to provide financial disclosure and transparency according to the methodologies generally used in international markets.

Xinhua PR Newswire has a network of more than 3,000 media outlets and 6,500 journalist contacts in China. Xinhua PR Newswire is also able to post information on China's top online media sites, allowing site visitors to easily access the full text of our customers' press releases and announcements. Our media relations program targets not only a broad range of publications but also media for specific market segments when distributing our customers' news and announcements. In addition to China, Xinhua PR Newswire's distribution services reach the global financial media community through an extensive network of over 24,000 media outlets in approximately 135 countries. This is made possible through Xinhua Finance's relationship with PR Newswire, as well as co-operation with national and commercial news agencies worldwide.

Our corporate announcement services provide the following:

- translation services
- news release production services
- user tracking reports
- monitored reporting on press releases/announcements and print media/online mentions, and
- networking services between news and information officers and public relations professionals

We offer tailored services for journalists, such as customized emails, photo archives, access to our exclusive information website, and networking services between news and information officers and journalists.

Professional Services. Our professional investor/public relations services are offered through Taylor Rafferty and Fortune China. Taylor Rafferty assists clients in determining their investor relations and capital markets goals and develops and implements investor relations initiatives to achieve them. Taylor Rafferty has also developed proven practices to advance investment profiles of our clients through global financial media. We have also assisted companies and their investment banking advisors during the initial public offering process and prepare issuers for their impending public company status. Thereafter, we assist on an ongoing basis to increase investment interest and the issuer's investment profile.

Fortune China tailors investor and public relations strategies for customers penetrating or expanding in the China market. Among other services, Fortune China provides our customers with on-going investor and public relations advice and press monitoring. They also assist in organizing events such as investor and shareholder meetings, product launches, and press conferences.

We assist clients in forming relationships with potential business partners and customers in China. China's business community relies on the appropriate contacts, relationships and networks that may be difficult to establish for companies outside of China or companies just entering the China market. Our extensive network within the business and financial communities are a valuable resource for our clients to increase their own visibility.

Competition

Xinhua PR Newswire competes principally on the basis of the quality and reach of its distribution network, local partnerships in China and media placement capabilities. There is limited competition for our corporate announcement services since we are uniquely positioned with our network of more than 3,000 media outlets and 6,500 journalist contacts in China. Our professional services compete principally on the basis of quality of service, media relations, investor/public relations expertise and an established client base. Primary competitors in this business consist of other investor relations and public relations firms operating in the China market and internationally.

(5) Distribution

Outline

Leveraging our proprietary financial information products, client base and brand name, we developed a China distribution capability with a view to expand our reach to investment professionals and "high net worth" individuals who can use our information to make more well-informed investment decisions. We have developed a unique,

integrated platform that includes the creation and production of high-quality content using a commercial, ratings-driven approach, which is distributed across nationwide television and print media outlets and radio in Beijing and Shanghai, where advertising sales are supported by our own advertising agency. In addition, our financial terminals (desktop terminal) business provides another key medium for our financial information. We are currently focused on commodities and futures data and intend to expand into other key asset classes such as equities, fixed income and foreign exchange.

Our distribution and media subsidiary, Xinhua Finance Media Limited (Stock Code XFML) was listed on the Nasdaq Global Market on March 9, 2007 and raised net proceeds of approximately US$203 million for its own expansion.

Brief description of services

The business of Xinhua Finance Media Limited, operates across 5 groups:

- Media production, which refers to our in-house production studios that create and produce a diverse array of high quality programs, including business, entertainment, educational and animation shows;
- Broadcasting, which refers to the distribution of our programming through Inner Mongolia Satellite Television; our production and syndication of the Fortune China series of financial programs, including Fortune Morning 7a.m., a popular financial news program in China; and our production and distribution of bilingual content for China Radio International's EasyFM stations in Beijing and Shanghai;
- Print, which refers to our exclusive rights to sell advertising for and provide management and information consulting services to, Money Journal magazine, and the Economic Observer newspaper;
- Advertising; which refers to our advertising agency that creates and places advertising for television, print media and campus billboards; and
- Research, which refers to our market research group that provides research services on products, advertisements and markets.

We generate revenue principally by selling advertising on broadcast and print distribution platforms; selling advertising space on newspaper and magazine pages; selling produced television programs; providing advertisement production services; and providing research services.

Media Production

We produce television programs and offer broadcast design services through our media production group.

Television production – Our television production operations create and distribute television programs, including drama series. Our production studios in Beijing and Shanghai are able to manage the entire production process. Television production involves writing scripts, casting, creating sets, securing venues, filming and post production. Post- production refers to all stages of production that occur after the actual filming of a program and includes editing and remixing original recordings for both video and sound, and adding sound and visual effects. For our drama series production, we cooperate with third parties who hold drama series production licenses, to produce our drama series. We develop animation concepts and produce three-dimensional animation for advertisements, education and public instructions, engage in post-production for television commercials and create special visual effects for television commercials and films. We also create animated public service advertisements for various government agencies.

Broadcast design services – Our broadcast design services consist of providing brand management services for television channels. We reposition television channels, which refers to the process of developing the branding and image of the television channel. To support repositioning, we develop content, graphics and advertisements including "bumpers". Bumpers are short broadcasts of a few seconds between programming and advertisements that identify and self advertise the channel. We also develop other graphics advertising for the channel, some of which are displayed through other channels or print media to promote the channel.

Broadcasting

Television – We have a strategic partnership with Shanghai Camera Media Investment Ltd, (Shanghai Camera) which has the exclusive rights to sell advertising for Inner Mongolia Satellite Television and provides most of its content. We provide consulting and advisory services to Shanghai Camera, including the production or sourcing of the content and sourcing of advertisements.

Radio – We have a strategic partnership with China Radio International's exclusive advertising agent, under which we have the exclusive rights to sell advertising for and the right to provide content to China Radio International's EasyFM 91.5 Beijing and EasyFM 87.9 of Shanghai. The exclusive rights to sell advertising also extend to program sponsorship. China Radio International owns the EasyFM radio network, which broadcasts in Chinese and English. The EasyFM stations in Beijing and Shanghai reach the populations of these cities. We intend to only provide non-news content under this partnership. We maintain radio studios in Shanghai and Beijing that are responsible for advertisement and program production. We provide content at intervals during the day, ranging from one minute to two hours in length. The content we provide to these stations includes short English language broadcasts, forums on educational institutions, personal interviews, lifestyle programs and short talk shows. We produce some of the content we provide, while the remainder is sourced externally. Our radio programs are produced and broadcast in Chinese and English and are intended to appeal to Chinese people who have bilingual capability, an affluent demographic segment.

Print

Newspapers – For our strategic partner the *Economic Observer*, we have the exclusive rights to sell advertising and we provide consulting services with respect to the newspaper. We sell advertising for the *Economic Observer* through our own sales force as well as through third party advertising agents. The *Economic Observer* is a leading financial newspaper in China. The *Economic Observer* is published weekly and has approximately 118 journalists in China based in several major cities. The majority of the content of the *Economic Observer* is produced by its own staff. Some of its content also comes from other organizations, including newswires. The *Economic Observer*'s content includes national and regional news and analysis, as well as news and analysis related to economic matters, capital markets, real estate and personal finance. It also contains the special "Observer" section, which covers diverse areas such as technology, history and lifestyle.

Magazines – We have the exclusive rights to sell advertising for and provide management and information consulting services, including with respect to distribution, to *Money Journal*. *Money Journal* is a wealth and financial magazine. We have writers and other content producers who create content for *Money Journal*. *Money Journal* is a monthly financial magazine providing wealth management and investment information for the China market. *Money Journal* has an online version. It covers a range of topics from entrepreneurship and personal finance to content on affluent lifestyles. As a complementary service to the sale of advertising, we provide marketing services, including organizing events for financial institutions. The events may include investment seminars or other forums on financial topics. When we organize events, we manage the entire process including the advertising or notices, the venues, the speakers, and any cross-media content.

Advertising

We create and place advertising for television, radio, print media and campus billboards. We purchase the rights to be the advertising agent for certain television shows broadcast by Beijing Television Station and other television stations, and in the Beijing, Shanghai and Tianjin real estate pages of the *Economic Observer*, as well as other newspapers. We also place advertisements on approximately 200 billboards on university campuses in Shanghai. In addition, we serve as a non-exclusive advertising agent for other newspapers, such as *Beijing Evening News* and *Beijing Youth Daily*. Our advertising group creates much of the advertising it places, including planning, design and production. Production work for print media includes creating advertising copy, design and layout, and coordination of printing or placement on billboards. Production work for television advertisements includes writing storyboards, set design for the advertisements, filming and post-production editing.

Research

We conduct market research for our own use and for our international and Chinese-based customers. We also partner with international research companies to participate in global research projects. We study market characteristics, consumer preferences and opinions with respect to advertising and media content, and business and technology issues as needed for each project. We use various analytical tools to conduct this research, including both quantitative and qualitative tools. Our research services are a key part of our integrated platform. Our research services provide the feedback necessary to help advertisers understand their consumers better and assist our production, print and broadcasting groups to produce and select

content that will be popular with our target demographic. We also use focus groups to improve the quality and demographic aim of various advertising campaigns.

Within our distribution and media business we have a Financial Terminals (desktop terminals) business. This financial terminals business provides another key medium for our financial information. We provide quality financial content and effective analytical tools based on international standards through software applications. We are currently focused on commodities and futures data and intend to expand into other key asset classes such as equities, fixed income and foreign exchange.

Competition

Distribution and media. Each of our businesses is subject to significant competition, much of it from state-owned competitors. We believe we distinguish ourselves from our competitors by being the only company that can provide a full range services to support our clients' multimedia marketing campaigns, ranging from production capabilities, advertising services and market research and analysis. We produce high-quality content using a commercial, ratings-driven approach, targeted at the affluent segment of the Chinese population. We provide advertisers with an integrated platform to reach their target audience through the reach and breadth of our established distribution channels. We are able to produce and sell advertising across multiple media, also allowing us to offer a more cost-effective way to reach desirable consumers across different media platforms. Through our market research capabilities we also enable our customers to gauge the effectiveness of their marketing campaigns and provide guidance for future marketing strategies.

4. Related Companies (as of December 31, 2006)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

The following table sets forth certain information on the Company's direct or indirect subsidiaries and affiliates (except dormant companies) as of December 31, 2006.

Company Name	Registered Address	Principal Activities*	% Shares / Equity Held	Total Share Capital	Relationship with the Company
Accord Group Investments Limited	Tortola, British Virgin Islands	Investment holding	51.3% (51.3%)	US$100.00	1 common director
Active Advertising Agency Limited	Wanchai, Hong Kong	Investment holding	51.3% (51.3%)	US$2.00	1 common director
Active Advertising (Guangzhou) Co., Ltd.	Tianhe District, Guangzhou, PRC	Designing, composing, acting as an agent, releasing all kinds of advertisement nationally and internationally and providing advertising information consulting services	51.3% (51.3%)	US$300,000.00	-
AFX-Asia Pte Limited#	Cross Street, Singapore	Provision of financial news and analysis	100% (100%)	S$25,700,000.00	1 common director; the Company provides management,

					marketing, financial, legal, administrative and other services to it
Beijing Alpha Financial Engineering Co., Ltd.	Ping Gu District, Beijing, PRC	Development and transfer of software technology, technical training and service	100% (100%)	RMB2,500,000.00	-
Beijing Century Media Culture Co., Ltd.	Fangshan District, Beijing, PRC	Provision of consulting and coordination services for media programs and distribution of content to various media in China	51.3% (51.3%)	RMB29,000,000.00	-
Beijing EWEO Advertising Co., Ltd.	Fangshan District, Beijing, PRC	Provision of advertising service	51.3% (51.3%)	RMB6,000,000.00	-
Beijing Golden Ways Animation Production Co., Ltd.	Chaoyang District, Beijing, PRC	Organise culture activities and exhibitions	50.8% (50.8%)	RMB3,000,000.00	-
Beijing JingGuan XinCheng Advertising Co., Ltd.	Fangshan District, Beijing, PRC	Acting as an agent and releasing advertisement	51.3% (51.3%)	RMB5,000,000.00	-
Beijing Jinlong Runxin Advertising Co., Ltd.	Daxing District, Beijing, PRC	Designing, composing, acting as an agent, releasing national and international advertisement and provision of advertising service, information consulting	41% (41%)	RMB500,000.00	-
Beijing Longmei TV & Broadcast Advertising Co., Ltd.	Ping Gu District, Beijing, PRC	Acting as an agent and releasing advertisement	41% (41%)	RMB500,000.00	-
Beijing Perspective Orient Advertising Co., Ltd.	Haidian District, Beijing, PRC	Provision of advertising service	26.2% (26.2%)	RMB1,000,000.00	-
Beijing Perspective Orient Movie and Television Intermediary Co., Ltd.	Haidian District, Beijing, PRC	Distribution of movie and television program	26.2% (26.2%)	RMB117,000,000.00	-
Beijing Qiannuo Advertising Co., Ltd.	Chaoyang District, Beijing, PRC	Designing, production and distribution advertisements from China and overseas in the PRC	51.3% (51.3%)	RMB1,000,000.00	-

Beijing Shiji Guangnian Advertising Co., Ltd.	Fangshan District, Beijing, PRC	Provision of domestic advertising design, production, agency and promulgation	51.3% (51.3%)	RMB3,000,000.00	-
Beijing Taide Advertising Co., Ltd.	Haidian District, Beijing, PRC	Releasing advertisement	51.3% (51.3%)	RMB10,000,000.00	-
Beijing Workshop Communications Co., Ltd.	Fangshan District, Beijing, PRC	Provision of television post-production and consulting services	49.6% (49.6%)	RMB3,000,000.00	-
China Finance Limited	Tun Hwa North Road, Taipei, Taiwan	Provision of financial information products	100% (100%)	NTD1,000,000.00	The Company provides management, marketing, financial, legal, administrative and other services to it
China Financial News Limited	Tortola, British Virgin Islands	Investment holding	100% (100%)	US$1.00	-
China Lead Profits Limited	Tortola, British Virgin Islands	Investment holding	51.3% (51.3%)	US$1.00	2 common directors
EconWorld Media Limited	Quarry Bay, Hong Kong	Publishing and sale of books and magazines and sale of advertising	51.3% (51.3%)	HK$3,500.01	1 common director
EconWorld Publishing Limited	Quarry Bay, Hong Kong	Publishing and sale of books and magazines and sale of advertising	51.3% (51.3%)	HK$1,000.00	-
EconWorld (Shanghai) Co. Ltd.	Huang Pu District, Shanghai, PRC	Provision of business advisory, market research and corporate image planning	51.3% (51.3%)	US$140,000.00	-
Financial World (Shanghai) Co. Ltd. #	Huang Pu District, Shanghai, PRC	Provision of business advisory and corporate management advisory	51.3% (51.3%)	US$210,000.00	-
Ford Investor Services, Inc.	San Diego, California, USA	Provision of equity research	100% (100%)	US$30,000.00	The Company provides management, marketing, financial, legal, administrative and other services to it
Fortune China Public Relations Limited	Sheung Wan, Hong Kong	Investor and public relations firm	100% (100%)	HK$1,000,000.00	1 common director; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management,

					marketing, financial, legal, administrative and other services to it
FTSE/Xinhua Index Limited	Sheung Wan, Hong Kong	Provision of index related products and services	50% (50%)	HK$10,000.00	1 common director
XinhualFTSE (Beijing) Consulting Limited	Chaoyang District, Beijing, PRC	Provision of index related products and services	50% (50%)	US$80,000.00	1 common director
G-7 Group, Inc.	New York, New York, USA	Provision of economic and policy analysis	100%	US$1.00	2 common directors; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management, marketing, financial, legal, administrative and other services to it
Great Triumph Investments Limited	Tortola, British Virgin Islands	Investment holding	51.3% (51.3%)	US$1.00	1 common director
Guangzhou Hyperlink Market Research Co., Ltd.	Yue Xiu District, Guangzhou, PRC	Provision of market research and information consulting	51.3% (51.3%)	RMB450,000.00	-
Guangzhou Jingshi Culture Intermediary Co., Ltd.	Yue Xiu District, Guangzhou, PRC	Designing, composing, acting as an agent, releasing national or international advertisement	51.3% (51.3%)	RMB1,000,000.00	-
Highasia Investments Limited	Tortola, British Virgin Islands	Investment holding	60% (60%)	US$150,000.00	1 common director
Jia Luo Consulting (Shanghai) Co., Ltd.	Pu Dong District, Shanghai, PRC	Provision of consultation for commerce, investment, international economy, trade, science and technology, enterprise management	51.3% (51.3%)	US$2,000,000.00	-
Market News International Inc. #	New York, New York, USA	Provision of financial news and analysis	100%	US$97,276.50	2 common directors; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management,

					marketing, financial, legal, administrative and other services to it
Market News Service (International) Inc.	Carson City, Nevada, USA	Provision of financial news and analysis	100% (100%)	US$100.00	2 common directors
Mergent Data Technology, Inc.	County of Kent, Delaware, USA	Development of enterprise software for automated data extraction	100% (100%)	US$10.00	-
Mergent, Inc. #	Charlotte, North Carolina, U.S.A.	Provision of corporate and financial information and data	100% (100%)	US$1.00	2 common directors; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management, marketing, financial, legal, administrative and other services to it
Mergent Japan K.K.#	Shinjuku-ku, Tokyo, Japan	Provision of corporate and financial information and data	100% (100%)	JPY20,000,000.00	-
Mergent Pricing & Evaluation Services, Inc.	County of Kent, Delaware, USA	Provider of pricing and evaluations data and services for US corporate bonds and US municipal bonds	100% (100%)	US$10.00	-
Money Journal Advertising Company Limited	Quarry Bay, Hong Kong	Advertising agency	51.3% (51.3%)	HK$10,000.00	-
Money Journal Publication Limited	Quarry Bay, Hong Kong	Publishing and sale of books and magazines and sale of advertising	51.3% (51.3%)	HK$10.00	-
New China Media Co., Ltd.	Zha Bei District, Shanghai, PRC	Provision of consultation for commerce, investment, international economy, trade, science and technology, enterprise management	51.3% (51.3%)	US$3,100,000.00	-
Shanghai Far East Credit Rating Co., Ltd.#	Lu Wan District, Shanghai, PRC	Local ratings provider	50% (50%)	RMB30,000,000.00	-
Shanghai Heyuan Movie and Culture Co., Ltd.	Oingpu District, Shanghai, PRC	Provision of movie and culture planning,	46.2% (46.2%)	RMB500,000.00	-

		culture art communication, enterprise image planning			
Shanghai Huacai Investment Advisory Company Limited#	Chang Ning District, Shanghai, PRC	Investment advisory	100% (100%)	US$7,500,000.00	-
Shanghai Hyperlink Market Research Co., Ltd.	Oingpu District, Shanghai, PRC	Provision of market research and information consulting	51.3% (51.3%)	RMB4,500,000.00	-
Shanghai NetChina Limited	Pu Dong District, Shanghai, PRC	Provision of Economic information consulting, technical consulting and investment consulting	100% (100%)	RMB3,440,037.50	-
Shanghai Pobo Data and Information Network Consulting Co., Ltd.	Pu Dong District, Shanghai, PRC	Service for computer software, network engineering & system integration services	60% (60%)	RMB1,000,000.00	-
Shanghai Yuan Zhi Advertising Co., Ltd.	Pu Dong District, Shanghai, PRC	Provision of advertising design, production, agency and promulgation	51.3% (51.3%)	RMB100,000.00	-
Shanghai Yuanxin Advertising & Media Co., Ltd.	Nan Hui District, Shanghai, PRC	Provision of undertake advertising design, composing, releasing , acting as an agent to undertake advertising business	51.3% (51.3%)	RMB2,000,000.00	-
Shangtuo Zhiyang International Advertising (Beijing) Co., Ltd.	Fangshan District, Beijing, PRC	Designing, composing, acting as an agent, releasing advertisement	41% (41%)	RMB5,000,000.00	-
Shenzhen Active Trinity Advertising Co., Ltd	Luo Hu District, Shenzhen, PRC	Provision of advertising business	51.3% (51.3%)	RMB300,000.00	-
SMRA International, Inc.	Skillman, New Jersey, USA	Operating company for international branch offices of SMRA	100% (100%)	US$1.00	2 common directors
Stone & McCarthy Research Associates, Inc.	Princeton, New Jersey, USA	Provision of economic and fixed income research and analysis	100%	US$181.82	2 common directors; it is a guarantor of the Company's US$100 million

					senior guaranteed notes; the Company provides management, marketing, financial, legal, administrative and other services to it
Taylor Rafferty Associates, Inc.	New York, New York, USA	Investor relations and cross border financial communications advisor	100%	US$1.00	3 common directors; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management, marketing, financial, legal, administrative and other services to it
Taylor Rafferty Associates Limited	London, United Kingdom	Investor relations and cross border financial communications advisor	100% (100%)	£2.00	-
Taylor Rafferty KK	Minato-ku, Tokyo, Japan	Investor relations and cross border financial communications advisor	100% (100%)	JPY 10 million	-
Tesserae Capital Advisors, LLC	Wilmington, Delaware, USA	Licensed investment advisory firm	88% (88%)	Nil	-
Upper Step Holdings Limited	Tortola, British Virgin Islands	Investment holding	51.3% (51.3%)	US$500.00	2 common directors
Upper Will Enterprises Limited	Tortola, British Virgin Islands	Investment holding	51.3% (51.3%)	US$2.00	1 common director
Washington Analysis Corporation	Washington, DC, USA	Economic and political advisory firm	100%	US$1.00	2 common directors; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management, marketing, financial, legal, administrative and other services to it
Xinhua Finance Advertising Limited	Tortola, British Virgin Islands	Investment holding	51.3% (51.3%)	US$1,000.00	1 common director
Xinhua Finance Japan Limited#	Chiyoda-ku, Tokyo, Japan	Provision of financial information products	100% (100%)	JPY119,000,000.00	2 common directors; the Company provides management, marketing, financial, legal, administrative and other services to it

Xinhua Finance Media Limited	Grand Cayman, Cayman Islands	Holding company of media service line	51.3%	US$97,651.03	2 common directors; the Company provides management, marketing, financial, legal, administrative and other services to it; the Company has advanced an inter-company loan to it
Xinhua Finance Media (Beijing) Co., Ltd.	Haidan District, Beijing, PRC	Provision of media service	51.3% (51.3%)	Registered capital : US$3,000,000.00 (Paid up capital : US$500,000.00)	-
Xinhua Finance Media (Shanghai) Co., Ltd.	Lu Wan District, Shanghai, PRC	Investment holding	51.3% (51.3%)	Registered capital : US$6,800,000.00 (Paid up capital : US$6,300,094.00)	-
Xinhua Financial Network Limited#	Sheung Wan, Hong Kong	Provision of financial information products	100%	HK$1,464,766.66	2 common directors; it is a guarantor of the Company's US$100 million senior guaranteed notes; the Company provides management, marketing, financial, legal, administrative and other services to it
Xinhua Financial Network (Beijing) Limited	Chaoyang District, Beijing, PRC	Provision of financial information products	100% (100%)	US$150,000.00	The Company provides management, marketing, financial, legal, administrative and other services to it
Xinhua Financial Network Korea Company Limited#	Jung-Gu, Seoul, Korea	Provision of financial information products	100% (100%)	KRW2,306,260,000.00	The Company provides management, marketing, financial, legal, administrative and other services to it
Xinhua Financial Network (Shanghai) Limited#	Pu Dong District, Shanghai, PRC	Provision of financial information products	100% (100%)	US$350,000.00	1 common director; the Company provides management, marketing, financial, legal, administrative and other services to it
Xinhua Mergent Holdings Limited	Grand Cayman, Cayman Islands	Holding company of Mergent Inc.	100%	US$2.00	1 common director; it is a guarantor of the Company's US$100 million senior guaranteed

					notes
Xinhua Investment Group Hong Kong Limited#	Sheung Wan, Hong Kong	Provision of financial and analysis	90% (90%)	HK$3,000,001.00	The Company provides management, marketing, financial, legal, administrative and other services to it
Xinhua PR Newswire Limited	Sheung Wan, Hong Kong	Information provider	50% (50%)	HK$10,000.00	1 common director
Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd.	Chaoyang District, Beijing, PRC	Public relations consulting	60% (60%)	US$150,000.00	1 common director
Zhongxi Taihe Culture Consultancy (Shanghai) Co., Ltd.	Zha Bei District, Shanghai, PRC	Provision of consultation on investment international economics, trade, technology, commerce, enterprise management	51.3% (51.3%)	US$3,250,000.00	-

Note: (1) The Company has ten other subsidiaries in addition to those listed above that have been omitted. Four of these are dormant and six are immaterial to the Company.
(2) Numbers in brackets indicate percentage of equity held indirectly by the Company.
(3) Equity interests held in companies of less than 20% are not shown in the above list.
(4) Equity interests in Shanghai Far East Credit Rating Co., Ltd., Shanghai Pobo Data and Information Network Consulting Co. Ltd and certain PRC subsidiaries of XFMedia are held through nominees.
(5) Subsidiaries marked # are specified subsidiaries.
(6) The revenues of Mergent, Inc. are more than 10% of the consolidated revenue of the Group.

USD'000 / JPY'000	Mergent, Inc.
①Revenue	36,022 (4,290,527)
②Ordinary income	6,409 (763,352)
③Net income	5,807 (691,704)
④Net assets	12,306 (1,465,769)
⑤Total assets	31,059 (3,699,488)

(3) Condition of Equity Method Affiliates

Company Name	Registered Address	Principal Activities	% Shares / Equity Held	Total Share Capital	Relationship with Company
Ningbo Far East Credit Rating Co., Ltd.	Bao Shui District, Ningbo, PRC	Credit rating and consultancy services	20% (20%)	RMB3,000,000.00	-
Best Independent Research, LLC ("BIR")	Chicago, Illinois, USA	Provision of equity securities research	15.3% * (15.3%)	US$188,410.00	-

* The Group is able to exercise significant influence over BIR because it has the power to appoint one out of five directors of that company.

(4) Other Condition of Affiliates

Not applicable.

(5) Employees

(1) The Group:

As of December 31, 2006, the Group employed 1,581 persons. The number of employees by geographical region is shown in the table below:

	Headcount
CHINA	920
EUROPE	42
HONG KONG	96
JAPAN	24
AUSTRALIA	7
REST OF ASIA	118
TAIWAN	12
USA	362
TOTAL	**1,581**

Note: The increase of the headcount during this fiscal year was due mainly to the acquisitions of Xinhua Finance Advertising Limited, Beijing Alpha Financial Engineering Co., Ltd, Beijing JingGuang Xin Cheng Advertising Co., Ltd. and Shanghai Hyperlink Market Research Co., Ltd.

(2) The Company:

As of December 31, 2006, the Company employed 5 persons.

Number of Employees	5
Average Age	44.66
Average Service Years	4.21
Average Salary (per person)	US$30,300 per month

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. Unless otherwise indicated, our financial statements and discussion and analysis provided below have been prepared in accordance with Japanese GAAP. This discussion and analysis contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risks related to Business etc."

1. Summary of Results of Operations, etc.

Please refer to "7. Analysis of Financial Condition and Results of Operations."

Turnover by Geography

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing addresses of our customers, is set forth below.

	Fiscal Year Ended December 31, 2005		
	(thousands)		*% of total*
Asia	US$33,653	¥4,008,378	30.6
United States	71,451	8,510,527	64.9
Japan	4,630	551,432	4.2
Others	277	32,959	0.3
Total	US$110,010	¥13,103,296	100.0%

	Fiscal Year Ended December 31, 2006		
	(thousands)		*% of total*
Asia	US$84,982	¥10,122,202	48.6
United States	84,824	10,103,419	48.5
Japan	1,366	162,668	0.8
Others	3,791	451,530	2.2
Total	US$174,963	¥20,839,820	100.0%

Cashflow Analysis for Fiscal Year ended December 31, 2006

Operating activities

Net cash used in operating activities amounted to US$12,970 thousand (¥1,544,830 thousand) for the year ended December 31, 2006. Cash generated from our operating activities was deployed for working capital consisting mainly of trade receivables and other assets.

Investing activities

Net cash used in investing activities amounted to US$95,754 thousand (¥11,405,279 thousand) for the year ended December 31, 2006, mainly consisted of cash used for strategic acquisitions and investments such as Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited), Beijing JingGuanXinCheng Advertising Co. Ltd, Shanghai Hyperlink Market Research Co., Ltd, Mergent Data Technology Inc (formerly known as Praedea Solutions Inc), Glass, Lewis & Co., LLC and subsequent consideration payment for Washington Analysis Corporation, Taylor Rafferty Associates Inc and Stone & McCarthy Research Associates Inc, that totalled to US$71,868 thousand (¥8,560,176 thousand), purchase of intangible assets relating to strategic acquisitions of US$15,478 thousand (¥1,843,644 thousand), and capital expenditures US$6,095 thousand (¥726,010 thousand).

Financing Activities

Cashflow from financing activities amounted to US$125,122 thousand (¥14,903,295 thousand) for the year ended December 31, 2006. This amount mainly consisted of cash inflows generated by the net proceeds from the issuance of US$100,000 thousand (¥11,911,000 thousand) 10% Senior Guaranteed Notes, and US$70,000 thousand (¥8,337,700 thousand) of funds raised by a subsidiary, and cash outflows including repayments of certain debts, interest paid of US$ 6,558 thousand (¥781,103 thousand) and increases in deposits pledged of US$24,937 (¥2,970,235 thousand) being deposits made to secure financing for making certain investments.

Cash Balance

Ending cash and cash equivalents balance was US$97,279 thousand (¥11,586,914 thousand) as at December 31, 2006, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:
As we are a services company, this is not applicable.

Condition of Sales:
Please refer to "7. Analysis of Financial Condition and Results of Operations."

3. Issues To Be Resolved

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and the competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards in the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) for China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.

- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisition being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective subsequent integration of acquired companies are critical to our success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.

- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.

- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This method allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.

- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:
- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.

- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.

- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

Financing our operations and growth. As we are a fast growing company, we need adequate financing to fund our expanding operations and growth.

Mitigating factors:
- *Constantly monitor cash flow from all our operations.* We constantly monitor the cash positions and cash projections of all companies within the Group so that we can forecast future cash needs.
- *Seek sources of financing in line with our growth strategy.* In view of our expansion needs, we will from time to time review our funding sources and strategy to enhance our capital and funding efficiency and manage our risks.
- *Reduce expenses and control costs.* We are always seeking to reduce expenses and to control costs so that cash is used effectively and efficiently.

4. Risks Related to Business etc.

Risks Related to the Business

Among the followings, items related to future events are what we identified as of December 31, 2006.

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

XFN, our predecessor company, commenced operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

- develop new and enhance existing product and services, obtain new clients, and retain existing clients;
- adequately and efficiently operate, upgrade and develop the systems that we use to produce and distribute our products;
- maintain adequate control of our expenses;
- attract and retain qualified personnel; and
- respond to competitive market conditions.

If we do not successfully address any of these risks, our business could be materially adversely affected. Furthermore, the financial statements included in this document may not be representative of our results and may not be a reliable indicator of our future results because of our limited history, rapid expansion and successive acquisitions.

We have only recently become profitable and may not sustain profitability in the future.

We have sustained net losses in the past and we only became profitable in 2006. We cannot assure you that we can avoid net losses or achieve profitability in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth, strategic acquisitions and revenue trends. We have accounted for a significant amount of goodwill from acquisitions which we amortize over a period not exceeding 20 years in accordance with Japanese GAAP. In addition, share issuance and related costs incurred in connection with our initial public offering and private placements of our shares made after December 31, 2003 are accounted for as an expense under Japanese GAAP.. Furthermore, any additional acquisitions giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue or in successful integration of acquired companies could result in substantial operating and net losses in future periods.

If we are unable to maintain and properly manage existing partnerships and joint ventures, our business may suffer.

Some of our products, knowledge and brand names depend on our strategic partnerships and joint ventures. If relationships with such partners, the operations of such partners or the operations of such joint ventures suffer serious setbacks, our ability to offer key products and to keep and attract clients may be adversely affected. We cannot assure you that our joint venture partners will always be committed to our business.

Recent and future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We have recently completed a number of acquisitions and if we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may not be able to achieve the benefits we expect from recent and future acquisitions.

Strategic acquisitions are a key part of our overall growth strategy. Historically we have made acquisitions that were critical in providing us with product suites, customer base, market access, and our talent pool. The integration of such acquired companies requires a great deal of management attention, dedicated staff efforts and skillful leadership. A successful integration process is key to realize the benefits of an acquisition. Although we have established an integration committee to oversee the integration process, if we encounter difficulty integrating our recent and future acquisitions, our business will be adversely affected. In addition, we cannot assure you that the revenue and cost synergies that we expect to achieve from our acquisitions will materialize. There is no assurance that the acquisitions will result in the expected growth or development and the Company may have significant loss caused in relation to the acquisitions due to the risk factors described above or others.

We rely on our competitors to provide redistribution for certain of our products and services.

We rely on a number of on-line third party networks to redistribute certain of our products and services to end users. Many of the owners and operators of those third party networks also compete with us in one or more of our principal business areas. If one or more of those firms refuses to continue to redistribute those products and services in the future, or makes the terms of doing so more onerous, we may not be able to distribute our services effectively, which could harm our business.

We rely on services from third parties to carry out our business and to deliver our products and services to customers, and if there is any interruption or deterioration in the quality of these products services, our customers may not continue using our products.

We rely on certain third-party computer systems to deliver our products and services. If our third party providers fail to perform their required services in a timely manner to our clients, our products and services will not be delivered to the requirements of our clients and our reputation and brand will be damaged. Furthermore, if our arrangements

with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If we fail to maintain and further develop our ability to provide and innovate products and services, we may not be able to maintain our growth in revenue.

The financial services and media industry is highly dynamic and a company like ours needs to provide timely and relevant content and analysis to serve a highly demanding customer base that relies on products and services like ours to make investment decisions. If we fail to maintain such ability or fail to continue to innovate and keep up with the changing needs of our customers, we may suffer a decline in our revenue and profitability.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other global financial information and analysis providers. Although we believe that we have a stronger market position and better expertise in the China market, many of our competitors have a longer operating history, larger product suites, greater capital resources and broader international recognition. Given the recent growth in the China market, we expect most of these companies to increase their focus in this region and that competition in our business areas is likely to intensify. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection, copyright and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective as in other countries, such as Japan, the United States or elsewhere. Policing unauthorized use of proprietary technology and information is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology and information. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, Daniel Connell and Jae Lie, who are the Chief Executive Officer, Chief Operating Officer and President respectively, of our company. We rely on their expertise in business operations, finance and financial information and the media industry and on their relationships with our shareholders, strategic partners, and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose clients and strategic partners. Each of our executive officers has entered into an employment agreement with us which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you that these agreements would be enforced effectively.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

We expect to need to hire additional employees, including editorial personnel to maintain and expand our news production effort, analysts to provide more in-depth analysis, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise users of our products and services may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from capital raising activities are sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of additional debt would result in increased debt service obligations and the operating and financing covenants of the debt could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as news of events, quotes of securities prices and analytical reports and ratings on companies. It is possible that if any information contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management's attention and resources.

The values of certain of our assets may be impaired to amounts less than we have accounted for in our financial statements.

Certain of our assets such as goodwill, intangibles and securities assets on our financial statements are subject to periodic impairment and valuation tests. Should they be determined to be worth less than their carrying value during such tests, their value would be written down and our financial results could be adversely affected.

Restrictions or limitations on the ability of our subsidiaries to pay dividends to us would reduce the funds available to pay dividends to our shareholders.

We are a holding company with no significant assets other than our equity interests in our wholly-owned operating companies and affiliated entities. As a result, we rely on payments of dividends and consulting and other fees from our subsidiaries to make dividend payments to our shareholders. If our subsidiaries were to incur debt in the future, the agreements governing the debt may contain provisions restricting their ability to make dividend or other payments to us. Regulatory requirements in the jurisdiction of incorporation of our subsidiaries may also restrict or limit their ability to make payments to us. For a discussion of the regulatory requirements governing our subsidiaries in China, please see "Risks Related to Doing Business in China—Payments from China are subject to restrictions and controls."

We have not declared or paid dividends before and we are not likely to declare or pay dividends in the near future.

Currently, in order to maintain and increase the Company's leadership in its business sector and maximize the value of the Company, the Company considers funding the expansion of its business through reinvestment of profits to be paramount to the distribution of dividends and accordingly is not likely to declare or pay dividends in the near future.

Our business and operating results may be adversely affected by the conditions of the global financial markets.

We derive our revenues primarily from the provision of financial information and other related services, and our customer base primarily comprises financial institutions and other global market participants. Our customer's demand for our products and services is affected by the conditions of the global economy and in particular the global financial markets. Unfavourable financial or economic conditions that either reduce investor demand for securities or reduce

issuers' willingness or ability to issue securities could reduce the level of activity in the global financial markets, the business performance of our clients and the demand for our products and services.

We are exposed to increased risk from multinational operations.

We maintain offices in the US, Asia and Europe and derive the majority of our revenue from sources outside Asia. Operations in different countries expose us to a number of legal, economic and regulatory risks, such as changes in legal and regulatory requirements which affect either our operations or our customers' use of our products and services, restrictions on the movement of currencies, export and import restrictions and political and economic instability. Any of these factors could have a material adverse effect on our business and operations.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in corruption and loss of data. Any failure by our computer environment to provide our required data communications capacity could result in interruptions to our service. Significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed , could damage our reputation and harm our business.

Restrictions imposed on the Company by the US$ 100,000 thousand (¥11,911,000 thousand) 10% Senior Guaranteed Notes issued in November 2006 may adversely affect our business operations.

In November 2006, we issued US$ 100,000 thousand (¥11,911,000 thousand) 10% Senior Guaranteed Notes due 2011. The Notes are governed by the Indenture, which includes a number of significant restrictive covenants that could limit our ability to plan for or to react to market conditions or meet our capital needs. These covenants restrict among other things, our ability, to: incur additional debt; make restricted payments, pay dividends or distributions on our capital stock, repurchase our capital stock, pay existing indebtedness, make or repay intercompany loans or advances or sell or transfer property or assets; issue or sell capital stock; guarantee indebtedness, enter into transactions with affiliates, create liens on assets to secure debt; enter into sale and leaseback transactions; sell assets; make investments; merge or consolidate with another company; and engage in a different business activity. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance with the covenants.

We may be unable to comply with the restrictions and covenants under the Notes, the Indenture and other financing agreements, which could lead to a default under the terms of the Notes, the Indenture or those agreements resulting in an acceleration of our debt repayment

If we are unable to comply with the restrictions and covenants in the Notes, the Indenture or our current or future financing and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. If these events occur, there is no assurance that our assets and cash flow would be sufficient to repay in full all indebtedness, or that alternative financing could be found. Even if alternative financing could be obtained, there is no assurance that it would be on terms that are favourable or acceptable to us.

A lawsuit was filed against one of our subsidiaries and its board of directors

On May 22, 2007 a lawsuit was filed in New York against XFMedia, its then members of the board of directors and the underwriters by an individual who purchased shares of XFMedia at its initial public offering ("IPO") who seeked class action status. Fredy Bush is a director and Shelly Singhal was a former director of both the Company and XFMedia. The lawsuit alleged that material facts concerning the background of Mr. Shelly Singhal, a former director of the Company and XFMedia and the former Chief Financial Officer of XFMedia were omitted from the prospectus issued in connection with XFMedia's IPO on or about March 9, 2007 on the Nasdaq Global Market. The Company is not a party to the lawsuit, and the amount of damages sought has not yet been determined. Though the Company and XFMedia believe that the allegations in the lawsuit are entirely without merit and XFMedia intends to vigorously defend itself against the lawsuit, it is uncertain of the outcome and impact of the lawsuit on the Group as of the date of filing of this report and litigation and preparations to defend against claims, regardless of the merit, can be costly, and XFMedia may incur substantial costs and expenses in doing so, regardless of the ultimate outcome of this matter. This litigation could also divert the attention of XFMedia management and resources in general.

Risks Related to Doing Business in China

We are an international company with offices around the world. We have focused a significant part of our business in China and, as such, are subject to certain risks which are particular to China. The more significant of these risks are described below.

Restrictions on the development and growth of Chinese financial markets may hamper our growth.

A sizeable part of our business is conducted in China. China has liberalized its laws on foreign and domestic investments including promulgating regulations permitting qualified foreign institutional investors to invest in Chinese listed companies. We expect that demand for our products would generally increase as the markets are liberalized. Restrictions imposed on the Chinese markets which have the effect of restricting its growth and development may have an adverse effect on the continued growth of our business in China.

As we operate in highly regulated industries, being financial markets and media, we are subject to changes in government policies and regulations. While China has deregulated these industries in the past few years, this trend may change and we may be operating in a more restricted environment. This may also have a negative impact on our business in China.

More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected. Such deterioration may be caused by numerous factors including natural disasters, terrorism, domestic and international political issues, market downturns, or changes in government policies.

Uncertainties exist with respect to Chinese laws and regulations and their interpretation and administration.

Chinese laws relating to foreign investments, media and financial markets are relatively new compared with those in more mature markets. New laws and regulations continue to be promulgated. We believe our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, our business operations and the approvals and licenses to carry them out are in compliance with all existing Chinese laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation, application and administration of current Chinese laws and regulations and the impact of any new laws and regulations is unknown. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to our belief.

Payments from China are subject to restrictions and controls.

We are a holding company incorporated in the Cayman Islands with operations in China. Dividends and other payments from our subsidiaries and other entities in China needs to be remitted outside of China to fund operations and expenses outside China as well as dividend payments to our shareholders. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Failure to receive the full amount of dividends from our subsidiaries in China and affiliated Chinese entities may adversely affect the financial condition of our overall operations and our ability to pay dividends to our shareholders.

The remittance of funds out of China as well as the exchange rate of the RMB to other currencies are highly regulated. Changes to the exchange rate regime as well as the regulations affecting the remittance of funds out of China may have an adverse impact on our ability to fund our expenses outside of China or to issue dividends to our shareholders. Furthermore, any change in the exchange rates between the RMB and other currencies may also have an impact on the amount of proceeds in other currencies we receive from China and, ultimately, the value of your investment. The value of your investment in our shares will also be affected by the foreign exchange rate between the Japanese yen and other currencies.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for

our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Third party facts and statistics included in this document may be inaccurate.

Third party facts and statistics in this document, including those relating to the Chinese financial services and media industry and economy, are derived from various government and institute research publications and news articles. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods used by third parties, the statistics in this document may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon.

Risks Related to the Shares

You may face difficulties in protecting your interests under the legal systems, and your ability to protect your rights through the Japanese courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the Cayman Islands law. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Japan. In particular, Cayman Islands law provides significantly less protection to investors than Japanese law. Therefore, under the legal systems, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in Japan, the United States or elsewhere. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before Japanese courts.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a portion of our operations in China and because the majority of our directors and officers reside outside of Japan.

We are incorporated in the Cayman Islands, and we conduct a portion of our operations in China through our wholly-owned subsidiaries and affiliates in China. Most of our directors and officers reside outside of Japan and substantially all of the assets of those persons are located outside of Japan. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, please refer to the relevant laws of the Cayman Islands and China.

Future issuances of our shares at below-market prices may adversely affect the market price of our shares.

Neither the laws of the Cayman Islands nor our articles of incorporation require shareholders' approval for issues of new shares at below-market prices. The market price of our shares may be adversely affected due to dilution if our management decides to issue large number of shares at below-market prices for the purpose of corporate acquisition or other business purposes.

We and our shareholders may not be able to obtain compensation for damages caused by the acts done, concurred in or omitted in or about the execution of the duties of directors, officers, auditors, etc.

In accordance with our Memorandum and Articles of Association, our directors, officers, auditors, etc. are indemnified and secured harmless out of our assets and profits against all actions, costs, damages, etc. sustained or incurred by reason of any act done, concurred in or omitted in or from the execution of their duty, or supposed duty, unless such actions, costs, damages, etc. are a result of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. Further, also in accordance with our Memorandum and Articles of Association, our shareholders may not claim or take action against our directors on account of any action taken by such director or the failure of such director to take any action in the performance of his duties unless such claim or action is made or taken in respect of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. As a result, we and our shareholders may not be able to obtain adequate compensation for damages caused by the acts done, concurred in or omitted in or from the execution of the duties of directors, officers, auditors, etc.

5. Material Contracts Relating to Business

XINHUA NEWS AGENCY ("XNA")

XFN and CEIS entered into a Content License Agreement Supplement to the Exclusive Broadcasting Agreement dated December 15, 2001, pursuant to which CEIS granted to XFN and its affiliates an exclusive license (worldwide excluding China), and a non-exclusive license (in China), to be the only party other than CEIS to distribute its real time newsfeeds, as well as the right to use the word "Xinhua" for XFN and its affiliates world wide. The agreement is effective for 20 years from May 18, 2000 and renewable for an additional term of 10 years at XFN's option on terms to be agreed between the parties.

Xinhua News Agency has not reviewed this document. Investors should not view or rely on Xinhua News Agency's relation with the Company as a guarantee of the performance of the Company as Xinhua News Agency will not provide any guarantee for any liabilities or obligations of the Group. Notwithstanding that major news organizations have on occasion published articles describing the Company as controlled by Xinhua News Agency, the Company is and operates as an independent entity, and other than described in this document, Xinhua News Agency and its affiliates have no role in its management or operations.

FTSE/XINHUA INDEX LIMITED ("XFI")

XFN, FTSE International Limited and XFI entered into a Shareholders' Agreement dated March 21, 2001 relating to the governance of, and the rights and obligations of XFN and FTSE International Limited and their relationship as shareholders of, XFI. The agreement is effective for a period of five years and, thereafter shall continue subject to the right of either shareholder to terminate the agreement by 12 months' prior written notice (such notice to expire no earlier than the end of the initial five-year period).

XFN and XFI entered into a Trade Mark License Agreement dated March 21, 2001 pursuant to which XFN grants XFI a non-exclusive license to use the "Xinhua" and "新華" trade marks as part of the name for the indices and data products of XFI and to sub-license such trade marks in connection with any Licensed Securities & Funds and Exchange-sponsored Securities (as defined in the agreement). XFI shall pay royalties to XFN at an agreed rate in respect of licenses for Exchange-sponsored Securities, Licensed Securities and Funds and other use or distribution of the relevant indices during the relevant royalty year. This agreement is effective for five years and, thereafter, shall continue subject to the right of either party to terminate the agreement by 12 months' prior written notice, unless sooner terminated. This agreement automatically terminates upon the termination of the Shareholders Agreement described in the preceding paragraph.

XFN and FTSE entered into a Classification System License Agreement dated November 29, 2001 pursuant to which FTSE granted to XFN a non-exclusive, non-transferable right to use, reproduce, display or refer to the FTSE Global Classification System for specified purposes. The agreement shall be effective for 12 months and automatically renewed for 12 months periods thereafter, unless XFN terminates the agreement by six months' prior notice to take effect at the end of the then current 12-month period. As of this date, calculation of the indices using the Classification System is conducted by FTSE in accordance with the Shareholders' Agreement until XFN assumes responsibility for the calculation at a date to be agreed between XFN and FTSE.

SMRA

The Company entered into a Stock Purchase Agreement with Raymond W. Stone and Francis W. McCarthy, Jr. (the "SMRA Selling Shareholders") dated June 30, 2004 pursuant to which the Company purchased all of the outstanding stock of SMRA with an initial consideration of US$5,000,000 in cash. Subsequent consideration of USD2,400,000 consisting of USD600,000 in cash and 4,299 shares of the Company were paid to the SMRA Selling Shareholders in September 2006 based on SMRA's financial performance in 2005, further subsequent consideration will be paid to the SMRA Selling Shareholders based on SMRA's financial performance in 2006 and 2007 (the "SMRA Subsequent Consideration"). The SMRA Subsequent Consideration shall in no event exceed US$4,000,000.

ECONWORLD

The Company entered into a Subscription Agreement with the shareholders of EconWorld (the "EconWorld Selling Shareholders") and EconWorld on May 26, 2005 ("Subscription Agreement"). Pursuant to the Subscription Agreement, the Company acquired 60% of the total issued share capital of EconWorld at a total subscription price of US$1,500,000. In addition, the EconWorld Selling Shareholders have a put option to sell the shares held by them to the Company and the Company has a call option to purchase the shares from the EconWorld Selling Shareholders.

On November 2, 2005, the Company and the EconWorld Selling Shareholders entered into a Supplemental Deed (the "Deed"). Pursuant to the Deed, the put option to sell and the call option to purchase the shares were changed to an obligation to sell and purchase the shares upon EconWorld reaching certain financial targets.

In January 2006, the Company transferred its 60% interest in EconWorld to its subsidiary, XFMedia.

In June 2006, XFMedia invested a further US$2,820,000 for one additional share in EconWorld and purchased an additional 12% of the total issued share capital of EconWorld from certain shareholders at a price of US$1,082,910.

In December 2006, XFMedia purchased the remaining 28% of the total issued share capital of EconWorld from the remaining shareholders at a price of US$5,039,985.

TAYLOR RAFFERTY

The Company entered into an Agreement and Plan of Merger with Taylor Rafferty, the shareholders of Taylor Rafferty (the "Taylor Rafferty Selling Shareholders"), XFL Merger Sub 1, Inc. and XFL Merger Sub 2, Inc., wholly owned subsidiaries of the Company dated June 15, 2005 (the "TR Merger Agreement"). Pursuant to the TR Merger Agreement, XFL Merger Sub1, Inc. merged with and into Taylor Rafferty with XFL Merger Sub 1, Inc. as the surviving entity and then this surviving entity merged with and into XFL Merger Sub 2, Inc. with XFL Merger Sub 2, Inc. as the sole surviving entity thereby effecting the acquisition of Taylor Rafferty by the Company. XFL Merger Sub 2, Inc. subsequently changed its name to Taylor Rafferty Associates, Inc. The Taylor Rafferty Selling Shareholders received, as initial consideration, US$4,586,303 in cash and 4,475 shares (pre-split) in the Company. Subsequent consideration of US$9.69 million consisting of US$3.87 million in cash and 16,036 shares (post-split) of the Company were paid to the Taylor Rafferty Selling Shareholders based on Taylor Rafferty's financial performance in 2006. Further subsequent consideration will be determined and paid according to Taylor Rafferty's financial performance in 2007.

WASHINGTON ANALYSIS

The Company entered into an Agreement and Plan of Merger with Washington Analysis, the shareholders of Washington Analysis (the "WA Selling Shareholders") and Washington Analysis Corporation, a wholly owned subsidiary of the Company dated July 13, 2005 (the "WA Merger Agreement"). Pursuant to the WA Merger Agreement, Washington Analysis Corporation merged with and into Washington Analysis with Washington Analysis Corporation as the surviving entity thereby effecting the acquisition of Washington Analysis by the Company. The WA Selling Shareholders received, as initial consideration, US$2,000,000 in cash and 798 shares (pre-split) in the Company. In May 2006, second consideration of US$2,910,899 in cash and 3,543 shares (post-split) of the Company were paid according to Washington Analysis' financial performance in 2005. In April 2007, third consideration of US$2,610,515 in cash and 4,345 shares (post-split) of the Company were paid according to Washington Analysis' financial performance in 2006. Further subsequent consideration will be determined and paid according to Washington Analysis' financial performance in 2007.

SHANGHAI POBO DATA AND INFORMATION

The Company entered into a Stock Purchase Agreement in June 2005 with the shareholders of Shanghai Pobo Data and Information Network Consulting Co., Ltd. (the "Sellers") pursuant to which the Company purchased 60% of the outstanding equity of Shanghai Pobo Data and Information for a cash payment of RMB 948,000. Subsequent consideration of RMB3,612,000 was paid to the Sellers in 2006 based on Shanghai Pobo Data and Information's financial performance in 2005. Further consideration will be payable to the Sellers based upon Shanghai Pobo Data and Information's financial performance in 2006. Due to PRC foreign ownership restrictions, our equity interests in Shanghai Pobo Data and Information are held through PRC nominees, who hold the equity on behalf of XFN Shanghai. XFN Shanghai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements. The Company has an option to purchase the remaining equity which expires 30 September 2007, for consideration based upon Shanghai Pobo Data and Information's future financial performance.

BEIJING CENTURY MEDIA CULTURE

The Company entered into a Stock Purchase Agreement in September 2005 with the shareholders of Beijing Century Media Culture Co., Ltd. (the "Sellers") pursuant to which the Company purchased 100% of the outstanding equity for a cash payment of USD 3,000,000. 14,629 and 9,984 shares (post-split) of the Company were issued to the Sellers as

subsequent consideration based upon Beijing Century Media Culture's 2005 and 2006 financial performance respectively. A further 2,981 (post-split) shares of the Company were issued to the Sellers upon release of the hold back for tax liabilities in 2006. Further consideration will be payable to the Sellers based upon Beijing Century Media Culture's financial performance in 2007. Due to PRC foreign ownership restrictions, our equity interests in Beijing Century Media Culture are held through PRC nominees, who hold the equity on behalf of Huacai. In March 2006, Huacai assigned the equity interest in Beijing Century Media Culture to Active Advertising (Guangzhou) Co., Ltd. ("Active Advertising"), a subsidiary of Xinhua Finance Media. Active Advertising has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

XINHUA FINANCE ADVERTISING LIMITED (formerly known as MING SHING INTERNATIONAL LTD.)

The Company entered into a purchase agreement on December 21, 2005 with Lu Chin Chien, the shareholder of Ming Shing International Ltd. ("Ming Shing") for the purchase of all of the outstanding shares of Ming Shing. The acquisition was completed in January 2006. Ming Shing is a company incorporated in the British Virgin Islands which has been established to be the holding company for a number of advertising companies in Hong Kong and in the PRC. Due to PRC foreign ownership restrictions, our equity interests in certain of these companies are held through PRC nominees, who hold the equity on behalf of Active Advertising (Guangzhou) Co., Ltd. ("Active Guangzhou") Active Guangzhou has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the companies and accordingly, we consolidate the results of operations in our financial statements. The purchase price will be paid in cash and shares of the Company over a period of next three years. There were an initial cash payment of USD 29 million, a second payment of USD14.55 million in cash and 18,105 shares (post-split) of the Company and a third payment of USD13.28 million and 20,740 shares (post-split) of the Company based on Ming Shing's financial performance in 2005 and 2006, which will be followed by further payment based upon Ming Shing's financial performance in 2007. Ming Shing was renamed as Xinhua Finance Advertising Limited.

BEIJING JING GUAN XIN CHENG ADVERTISING COMPANY LTD.

The Company entered into a purchase contract on April 20, 2006 with the shareholders of Beijing Jing Guan Xin Cheng Advertising Company Ltd. ("Xin Cheng") pursuant to which Beijing Tai De Advertisement Co., Ltd. ("Beijing Tai De"), a subsidiary of XFMedia, purchased 50% of the equity interests of Xin Cheng in June 2006. The Company made an initial payment of RMB 80 million (approximately US$10 million), which was paid 50% in cash and 50% in shares of the Company, and was issued an additional 5,761,317 class B common shares of XFMedia as consideration for making these payments. The remaining 50.0% of the equity of Xin Cheng was acquired by Beijing Tai De on September 15, 2006, by paying RMB 2.5 million in cash and issuing 5,761,317 Class A common shares of XFMedia to the original shareholders of Xin Cheng. Xin Cheng has the exclusive rights to sell advertising for and provides advisory services and other management consulting services to the *Economic Observer* newspaper.

Subsequent consideration may be payable by the Company in 2007 depending on Xin Cheng's financial performance in 2006 (up to a maximum of RMB 70,000,000 or US$8.8 million, of which 50% to be paid in cash and 50% to be paid in Xinhua Finance shares).

SHANGHAI HYPERLINK MARKET RESEARCH CO., LTD.

The Company entered into a purchase contract on June 14, 2006 with the shareholders of Shanghai Hyperlink Market Research Co., Ltd ("Hyperlink") pursuant to which Beijing Tai De acquired on August 1 2006 51% of the equity interests of Hyperlink for an initial cash payment of US$2.5 million made by the Company, for which the Company was issued an additional 1,679,012 class B common shares of XFMedia.

On September 18, 2006, Beijing Tai De acquired the remaining 49.0% of the equity of Hyperlink in consideration for XFMedia issuing 1,613,169 Class A common shares of XFMedia to the original shareholders of Hyperlink. Subsequent cash payments may be payable by the Company in 2007 depending on Hyperlink's financial performance in 2006.

ABN Bridge Loan Facility US$30 million and Syndicated Loan Facility US$70 million with ABN Amro, Mizuho Corporate Bank, GE Capital

In May 2006, the Company secured a US$30 million bridge loan facility with ABN Amro Bank N.V. The outstanding principal amount and interest was subsequently rolled over into a US$70 million syndicated loan facility with ABN Amro Bank N.V., GE Capital Corporation and Mizuho Corporate Bank in August 2006.

US$100 million 10% Senior Guaranteed Notes due 2011

In November 2006, the Company issued the Notes. The proceeds from the Notes issue was to refinance our loans, to fund strategic acquisitions and for general working capital purposes. We repaid the outstanding amounts due under the syndicated loan facility with the proceeds from the Notes in November 2006.

XFMedia Issued US$60 million preferred shares and US$10 million convertible loan

In March 2006, XFMedia raised US$70 million by way of a convertible loan and preferred shares to a financial investor, which was all converted into common shares of XFMedia upon its initial public offering on 9 March 2007.

6. Research and Development

In the financial services and media industry, research and development efforts are focused on new products development, enhancements to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.

In new product developments, our market indices business has continued to refine and improve its existing indices to cater for specific needs of our clients. For instance, we launched Xinhua FTSE H-Share Index for QDIIs and other Chinese institutional investors and Xinhua FTSE Blue Chip Value 100 Index. Our subsidiary Mergent, joined with NASDAQ in the development of a Dividend Achievers Index and then with Vanguard in the launch of a Dividend Appreciating Index Fund and ETF. Our ratings business continues to develop China sector reports applying methodologies used in international markets to the local business realities and practices in China. During 2006, we published the Xinhua Finance China Investment Atlas, a collaboration between our Indices and Ratings businesses in China and Mergent in the US. This reference and analysis tool covers financial data on over 600 public Chinese companies. We further enhanced our ability to help clients assess their investment holdings by adding global proxy advisory and voting services to our ratings business. We also launched a series of Xinhua Finance / Milken Institute China Indicators, which gauge the risks and returns inherent in China's markets. Also, our news business continues to develop China government and fiscal policy analysis and China newsfeeds targeting clients in the fixed income and foreign exchange sectors, as well as China business sentiment surveys. In the terminals division of our distribution business, we provide and develop software applications to financial terminals in China, which are in need of quality financial content and effective analytical tools based on international standards. We currently serve 40% of the CSRC approved commodities and futures brokerages in China and will focus on the equities and foreign exchange markets.

For product/service enhancements, our index committee continues to commission many initiatives to continue improving our index calculation methodology. Our ratings business continues to improve upon its training programs for existing and potential clients. Integrating the strengths of Taylor Rafferty's investor relations expertise in the global market and Fortune China's PR capability in Greater China, our investor relations business is able to better fulfill the increasing demand of global clients. Our distribution business continues to leverage our proprietary content, brand name and customer base across multiple distribution and media platforms within China.

7. Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Management Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in Japan. In preparing these consolidated financial statements, the management of the Company makes significant estimates relating to significant accounting policies, such as impairment of securities, useful lives of depreciable assets, and valuation of deferred tax assets, and these estimates are continuously re-evaluated. However, since uncertainties exist in these estimates, actual results might differ from the estimates.

Our Results of Operations

The following table sets forth certain line items of our results of operations under Japanese GAAP for the fiscal year ended December 31, 2005 and 2006.

	Fiscal Year Ended December 31, 2005		Fiscal Year Ended December 31, 2006	
	US$'000	¥'000	US$'000	¥'000
Turnover	110,010	13,103,296	174,963	20,839,820
Gross profit	64,555	7,689,162	99,140	11,808,599
Operating income (loss)	3,472	413,503	1,134	135,099
Ordinary income (loss)	523	62,345	63	7,448
Net (loss)/profit for the year	(2,814)	(335,226)	10,760	1,281,662
EBITDA*	18,787	2,237,765	24,672	2,938,682

*Defined as operating income before depreciation and amortization.

We also prepare financial statements in accordance with IFRS to meet the needs of global investors. Please refer to "Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us". The following table sets forth certain line items of our results of operations under IFRS for the fiscal year ended December 31, 2005 and 2006.

	Fiscal Year Ended December 31, 2005		Fiscal Year Ended December 31, 2006	
	US$'000	¥'000	US$'000	¥'000
Turnover	110,010	13,103,296	174,963	20,839,820
Gross profit	62,141	7,401,615	93,840	11,177,282
Net income for the year	10,270	1,212,576	18,731	2,232,502
EBITDA*	21,234	2,506,937	23,331	2,780,792

*Defined as net income before interest, tax, depreciation and amortization

EBITDA is presented because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchase goodwill. Purchase goodwill represents the excess of the aggregate purchase price over the fair values of the net assets of the business acquired and is required to be amortized under Japanese GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and over-all financial performance.

Fiscal Year Ended December 31, 2006

Turnover

Turnover was US$174,963 thousand (¥20,839,820 thousand) for the year ended December 31, 2006, compared to US$110,010 thousand (¥13,103,296 thousand) for the year ended December 31, 2005. Turnover for the year ended December 31, 2006 increased by US$ 64,953 thousand (¥7,736,524 thousand), or 59.0% over the same period in 2005 and was mainly due to:

- Increased demand for China-focused financial information and product line extensions such as G7's China Service, MNI's China Bullet Points and China MainWire, as well as translated China news services for the Japan markets;
- Realized synergies among the group, including cross-selling group services and products, through a more streamlined sales and marketing approach of our global operations;

- Consolidation of newly acquired subsidiaries in 2006, including Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd), Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd, which accounted for 25.4% of our consolidated turnover in 2006; and
- Full period impact from subsidiaries, including Taylor Rafferty, EconWorld, Washington Analysis, Beijing Century Media Culture, and SFE, which joined the group at various times in 2005, as they accounted for 21.1% of our consolidated turnover in 2006.

Cost of sales

Cost of sales was US$75,823 thousand (¥9,031,221 thousand) for the year ended December 31, 2006, compared to US$45,455 thousand (¥5,414,134 thousand) for the year ended December 31, 2005. Cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges and data acquisition costs. Cost of sales represented 43.3% of turnover for the year ended December 31, 2006 and 41.3% of turnover for the year ended December 31, 2005. The increase of cost of sales as a percentage of turnover is primarily due to consolidation of newly acquired subsidiaries.

Gross Margin

Gross profit to turnover was 56.7% for the year ended December 31, 2006 versus 58.7% for the year ended December 31, 2005.

Selling, general and administrative expenses

Selling, general, and administrative expenses were US$98,006 thousand (¥11,673,500 thousand) for the year ended December 31, 2006, which is higher than the US$61,084 thousand (¥7,275,659 thousand) for the year ended December 31, 2005. Higher selling, general, and administrative expenses in 2006 are mainly due to:

1) costs associated with expansion activities;
2) the full year impact of selling, general and administrative expenses from subsidiaries acquired in 2005;
3) selling, general and administrative expenses from subsidiaries acquired in 2006; and
4) higher non-cash expenses.

Our non-cash expenses for the year ended December 31, 2006 include depreciation of US$3,046 thousand (¥362,796 thousand), amortization of US$4,811 thousand (¥573,038 thousand), amortization of goodwill on consolidation of US$15,681 thousand (¥1,867,749 thousand) and amortization of non-cash ESOP (Employee Stock Option Plan) expense of US$2,308 thousand (¥274,904 thousand). Since May 2006 when Japan GAAP instituted a new accounting standard for share based payment, we have recorded the above non-cash ESOP expense.

The increased amortization of goodwill on consolidation resulted from new acquisitions in 2006 and higher than expected earn-out payments resulting from the performance of certain companies acquired in 2005, all of which increased goodwill on consolidation.

Selling, general, and administrative expenses, inclusive of depreciation, amortization and non-cash ESOP expense, as a percentage of turnover was 56.0% for the year ended December 31, 2006 versus 55.5% for the year ended December 31, 2005. Excluding depreciation, amortization and non-cash ESOP expense, selling, general, and administrative expenses as a percentage of turnover was 41.2% for the year ended December 31, 2006 and 41.6% for the year ended December 31, 2005.

Operating Income

As a result of the above, operating income was US$1,134 thousand (¥135,099 thousand) for the year ended December 31, 2006, as compared to operating income of US$3,472 thousand (¥413,503 thousand) for the year ended December 31, 2005.

Ordinary Income

Ordinary income was US$63 thousand (¥7,448 thousand) for the year ended December 31, 2006, as compared to ordinary income of US$523 thousand (¥62,345 thousand) for the year ended December 31, 2005.

Ordinary income was arrived at after deducting interest expense and finance cost related to debt financings completed by the Group during the year. The debt financings completed during the year include:

1) a syndicated loan facility of US$70,000 thousand (¥8,337,700 thousand) which was subsequently refinanced through US$100,000 thousand (¥11,911,000 thousand) 10% Senior Guaranteed Notes due 2011 (the "Notes") issued in November 2006;
2) US$10,000 thousand (¥1,191,100 thousand) of debt financing raised by a subsidiary.

The proceeds from the Notes were raised to fund strategic acquisitions, refinance the existing syndicated loan facility, and provide general working capital. Although we have incurred interest and finance cost from the financings mentioned above, not all the proceeds from these financings have been fully utilized as at December 31, 2006.

Net income for the period

Net income was US$10,760 thousand (¥1,281,662 thousand) for the year ended December 31, 2006, versus net loss of US$2,814 thousand (¥335,226 thousand) for the year ended December 31, 2005.

Net income for the year ended December 31, 2006 was arrived at after including:

1) taxation charge of US$3,756 thousand (¥447,346 thousand) of which US$901 thousand (¥107,270 thousand) relates to a one-time adjustment pertaining to a prior period;

2) a combined one-time gain of US$16,677 thousand (¥1,986,406 thousand) from the partial and deemed disposal of subsidiaries to strategic investors and partners;

3) a one-time gain of US$3,000 thousand (¥357,330 thousand) from the redemption of minority interests;

4) minority interests of US$5,211 thousand (¥620,691 thousand) of which US$1,650 thousand (¥196,532 thousand) was a one-time charge related to the previously mentioned one-time gain of US$3,000 thousand (¥357,330 thousand)

EBITDA

EBITDA was US$24,672 thousand (¥2,938,682 thousand) for the year ended December 31, 2006, a 31.3% increase over EBITDA of US$18,787 thousand (¥2,237,765 thousand) for the year ended December 31, 2005. EBITDA is calculated by taking operating income or loss and adding back the following non-cash items: (1) depreciation; (2) amortization; and (3) amortization of goodwill. EBITDA as a percentage of turnover was 14.1% for the year ended December 31, 2006 compared to 17.1% for the year ended December 31, 2005.

EBITDA also includes US$2,308 thousand (¥274,904 thousand) of non-cash ESOP expense. Excluding non-cash ESOP expense from EBITDA, EBITDA as a percentage of turnover was 15.4% for the year ended December 31, 2006 compared to 17.1% for the year ended December 31, 2005.

Liquidity and Capital Resources

Please refer to "1. Summary of Results of Operations, etc. – Cashflow Analysis" for information on our liquidity and capital resources.

Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards as Applied to Us

We have presented certain information in this document that has been prepared in accordance with IFRS. The following are the significant differences between Japanese GAAP and IFRS as applied to us.

The audited financial information included in this document is prepared and presented in accordance with Japanese GAAP. This summary does not purport to be complete and is subject and qualified in its entirety by references to

the respective pronouncements of Japanese GAAP and IFRS. It should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and IFRS which may be relevant to our financial information. Future differences between Japanese GAAP and IFRS resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Share Issuance Costs
Japanese GAAP requires share issuance costs to be charged to income when paid or deferred and amortized within a three-year period.

Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

In XFL's consolidated income statement prepared in conformity with Japanese GAAP for the year ended December 31, 2005, stock issuance costs and related expenses were charged to income in the amount of US$4,443 thousand (¥529,183 thousand). In the income statement prepared in conformity with IFRS, these costs are not charged to income.

Listing Related Costs
Japanese GAAP requires listing related costs to be charged to income when paid.

Under IFRS, external costs directly attributable to the listing are shown as a deduction, net of tax, in equity from the proceeds.

Consolidation Goodwill
Japanese GAAP requires consolidation goodwill to be amortized within 20 years. The consolidation goodwill of the Group has been amortized by the straight-line method over a period of 20 years.

Under International Accounting Standard 36, consolidation goodwill in connection with a subsidiary acquired on or after March 31, 2004 is not to be amortized but to be assessed at least annually.

Share-Based Payments
Under Japanese GAAP, there are no specific accounting standards for recognizing share-based payments generated before May 1, 2006. However, the effects of share-based payment transactions after May 1, 2006, including expenses associated with transactions in which share options are granted to employees, is required to be reflected in the profit or loss and the financial position.

Under IFRS 2, Share-Based Payments, requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Share-based payment transactions are measured based on the fair value method of accounting. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies IFRS-2 for a period beginning before January 1, 2005, it shall disclose that fact.

IV. CONDITION OF FACILITIES

1. Outline of Investment in Facilities, etc.

Our capital expenditure needs are primarily the purchase of computer equipment for data storage, networking purposes and delivery of information to clients. Total capital expenditures were US$6,095 thousand (¥726,010 thousand) for the twelve months ended December 31, 2006 No material dispositions of facilities were made during the year.

2. Condition of Major Facilities (As of December 31, 2006)

(1) The Company

Location: Cricket Square, Hutchins Drive,
P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands

Note: As the Company is an exempted company and holding company, operations are conducted mainly outside the Cayman Islands and business headquarters is in Shanghai.

Business headquarters in Shanghai (XFL and Xinhua Financial Network (Shanghai) Ltd)

Location: Unit 3905-3909, 1 Grand Gateway, 1 Hong Qiao Road, Xu Hui District, Shanghai, 200030, China.
Purpose: Headquarters of the Business / Management of the Group
Area: 838.2 m^2 (leased, which expires on July 14, 2007)
Employees working therein: 52 staff
Rent for 2006*: US$ 266,054
Note: There is no material facility except for the office we rent.

(2) Subsidiary in Japan

Regional office in Tokyo (Xinhua Finance Japan Limited)

Location: 5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo 102-0094, Japan.
Purpose: Regional Office
Area: 359.11㎡ (leased, which expires on August 31, 2007)
Employees working therein: 11 staff
Rent for 2006*: US$ 395,846

(3) Subsidiaries in foreign countries

Regional office in Hong Kong (XFL and Xinhua Financial Network Ltd)

Location: Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.
Purpose: Regional Office
Area: 543.2 m^2 (leased, which expires on January 16, 2009)
Employees working therein: 64 staff
Rent for 2006*: US$ 187,618
Note: There is no material facility except for the office we rent.

Regional office in Beijing (Xinhua Financial Network (Beijing) Limited)

Location: Room 701, Kun Tai International Mansion, 12B Chaowai Street, Chaoyang District, Beijing 100020, China.
Purpose: Regional Office
Area: 1,297.18 m^2 (leased, which expires on November 24, 2008)
Employees working therein: 99 staff
Rent for 2006*: US$179,603
Note: There is no material facility except for the office we rent.

*Amount represents annual or monthly contractual rental obligations excluding applicable property taxes and management fees.

3. Plans for Installation, Removal, etc. of Facilities

Not Applicable

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc. (As of December 31, 2006)

(1) Total number of shares, etc.

Number of Authorized Shares:	2,500,000
Total Number of Shares Outstanding:	931,637.79
Number of Shares Unissued:	1,568,362.21
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares*:	31,894.00
Number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan**:	39,286.00
FULLY DILUTED SHARES:	**1,002,817.79**

Notes :

* The following table sets forth certain information regarding grants of shares, options and warrants to acquire our shares:

Date of Grant	# of warrants/ options	Class	# of shares	Amount to be paid (per share)	Amount to Share Capital (per share)	Exercise Period	Transferable	Other material terms
12-Aug-04	Warrant to subscribe for 294 ordinary shares	Ordinary	294	US$264	HK$20	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
9-Feb-05	Options to subscribe for 600 ordinary shares	Ordinary	600	US$666.67	HK$20	9 February 2005 to 9 February 2015	Option shall not be assignable	204 shares and 198 shares vested on 9 February 2005 and 31 December 2005 respectively and 198 shares will vest on 31 December 2006.
31-Jan-06	Options to subscribe for 6,000 ordinary shares	Ordinary	6,000	JPY71,844	HK$20	30 April 2006 to 1 Feb 2016	Option shall not be assignable	1,500 shares vested on 30 April 2006, 31 July 2006, 31 October 2006 and 31 January 2007 respectively.
31-Jan-06	Options to subscribe for 5,000 ordinary shares	Ordinary	5,000	JPY74,247	HK$20	31 January 2006 to 1 February 2009	Option shall not be assignable	834 shares vested on 31 January 2006, 30 April 2006, 30 July 2006, 31 October 2006 and 31 January 2007 respectively and 830 shares vested on 30 April 2007.
14-Feb-06	Warrants to subscribe for 20,000 ordinary shares	Ordinary	20,000	JPY82,500	HK$20	15 February 2007 to 16 February 2009	Warrants shall not be assignable	Upon request of the Company, the warrant holder shall not sell or otherwise dispose of any securities of the Company without the prior consent of the Company or underwriters.

** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price or option price (as the case may be) is determined by the committee but may not be below par value. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

The following table sets forth certain information as of December 31, 2006 regarding the options granted pursuant to the Employee Stock Compensation Plan.

	Number of Options	Issue Price of the Shares to be Issued upon the Exercise of the Options (per share)	Amount of Increase in the Share Capital Amount of the Shares to be Issued upon the Exercise of Options (per share)
Options granted pursuant to the Employee Stock Compensation Plan for 2005	13,334	JPY49,316	HK$20
Options granted pursuant to the Employee Stock Compensation Plan for 2006	25,952	JPY71,844	HK$20

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Class:	Ordinary
Number of shares outstanding:	931,637.79
Name of securities exchange or securities association in which shares are listed or registered	Tokyo Stock Exchange (Mothers Section)

(2) Total number of shares issued and changes in capital stock (as of December 31, 2006)

Date	Remarks	Number of Shares Increased or Decreased	Cumulative Number of Shares Issued*	Increase in Total Capital US$*	Cumulative Total Capital US$ (JPY)*
05-Jan-04	Incorporation share	1**	1**	0.00128	0.00128 (0)
4-Mar-04	Ordinary shares, Series A and Series B exchanged from XFN to XFL	146,476,666**	146,476,666**	23,842,551	23,842,551 (2,839,886,250)
4-Mar-04	Issuance of Series B Pref Shares	8,483,325**	154,959,992**	3,053,997	26,896,548 (3,203,647,832)
5-Mar-04	Share issuance related to MNI acquisition	12,500,030**	167,460,022**	4,500,011	31,396,559 (3,739,644,143)
6-Apr-04	Share issuance related to employee compensation	12,162,569**	179,622,591**	15,593	31,412,152 (3,741,501,425)
25-May-04	Share issuance related to XIG acquisition	8,888,888**	188,511,479**	2,168,889	33,581,041 (3,999,837,794)
1-Jun-04	Share issuance related to Netchina acquisition	2,530,440**	191,041,919**	1,743,726	35,324,767 (4,207,532,998)
14-Jun-04	Share issuance related to Mergent acquisition	57,312,577**	248,354,496**	31,235,354	66,560,121 (7,927,976,012)
17-Jun-04	Share issuance related to employee compensation	100,000**	248,454,496**	128	66,560,249 (7,927,991,259)
21-Jun-04	Share issuance related to employee compensation	2,666,666**	251,121,162**	3,419	66,563,668 (7,928,398,496)
21-Jun-04	Issuance of Series C Pref Shares	66,106,387**	317,227,549**	48,257,663	114,821,331 (13,676,368,736)
22-Jun-04	Share issuance related to employee compensation	100,000**	317,327,549**	128	114,821,459 (13,676,383,982)
30-Jun-04	Share issuance related to employee compensation	271,666**	317,599,215**	348	114,821,807 (13,676,425,432)
30-Jun-04	Share issuance related to G7 Group acquisition	12,182,251**	329,781,466**	6,639,327	121,461,134 (14,467,235,671)
11-Jul-04	Share issuance related to employee compensation	31,723,335**	361,504,801**	40,671	121,501,805 (14,472,079,994)
19-Jul-04	Share issuance related to employee compensation	33,333**	361,538,134**	43	121,501,848 (14,472,085,115)
30-Jul-04	Issuance of Series C Pref Shares	894,975**	362,433,109**	653,332	122,155,180 (14,549,903,490)
16-Aug-04	Share Issuance related to employee compensation	97,607**	362,530,716**	125	122,155,305 (14,549,918,379)

20-Aug-04	Share Issuance related to employee compensation	20,000**	362,550,716**	26	122,155,331 (14,549,921,476)
24-Aug-04	1-for-2000 reverse stock split	△362,369,440.642***	181,275.358***	-	122,155,331 (14,549,921,476)
28-Oct-04	New issue of shares for IPO	20,000***	201,275.358***	29,786,243	151,941,574 (18,097,760,879)
29-Nov-04	Third party allotment	2,290***	203,565.358***	3,605,121	155,546,695 (18,527,166,842)
3-Jan-05	Share issuance related to employee compensation	60***	203,625.358***	154	155,546,849 (18,527,185,185)
15-Jan-05	Share issuance related to employee compensation	2,983.833***	206,609.191***	7,651	155,554,500 (18,528,096,495)
26-Feb-05	Share issuance related to employee compensation	1***	206,610.191***	3	155,554,502 (18,528,096,852)
31-Mar-05	Additional share issuance related to MNI acquisition	29***	206,639.191***	74	155,554,577 (18,528,105,667)
1-Apr-05	Exercise of warrants by a warrant-holder	6,944.444***	213,583.635***	5,000,000	160,554,576 (19,123,655,667)
28-Apr-05	Additional shares issuance related to Fortune China acquisition	24.655***	213,608.29***	71,720	160,626,297 (19,132,198,236)
14-Jun-05	Share issuance related to Taylor Rafferty acquisition	4,475***	218,083.29***	11,900,000	172,526,297 (20,549,607,236)
13-Jul-05	Share issuance related to Washington Analysis acquisition	798***	218,881.29***	2,000,000	174,526,297 (20,787,827,236)
15-Jul-05	Share issuance to a consultant	283***	219,164.29***	–	174,526,297 (20,787,827,236)
15-Jul-05	Share issuance to Executive	527***	219,691.29***	–	174,526,297 (20,787,827,236)
15-Sep-05	Share issuance related to Beijing Century Media acquisition	3,480***	223,171.29***	3,000,000	177,526,297 (21,145,157,236)
15-Sep-05	Share issuance to Executive	348***	223,519.29***	–	177,526,297 (21,145,157,236)
22-Sep-05	Share issuance for the three-for-one stock split	439,332	662,851.29	–	177,526,297 (21,145,157,236)
15-Dec-05	Shares issuance for third party allotment	152,626	815,477.29	83,184,411	260,710,708 (31,053,252,430)
20-Jan-06	Exercise of options by an option holder	36	815,513.29	8,640	260,719,348 (31,054,281,540)
20-Jan-06	Share issuance to an employee	30	815,543.29	26	260,719,374 (31,054,284,637)
20-Jan-06	Share issuance related to employee compensation	30	815,573.29	20,693	260,740,067 (31,056,749,381)
20-Jan-06	Share issuance to employees related to share split	12.5	815,585.79	-	260,740,067 (31,056,749,381)
27-Jan-06	Share issuance to senior executives	5,478	821,063.79	-	260,740,067 (31,056,749,381)
15-Feb-06	Share issuance to a third party	2,000	823,063.79	-	260,740,067 (31,056,749,381)
15-Feb-06	Share issuance related to exercise of share options	12	823,075.79	5,001	260,745,068 (31,057,345,050)
15-Feb-06	Share issuance related to employee compensation	3	823,078.79	8	260,745,076 (31,057,346,003)
23-Feb-06	Share issuance related to exercise of warrants by a warrant holder	3,900	826,978.79	1,029,600	261,774,676 (31,179,981,659)
3-Mar-06	Share issuance to a consultant	4,650	831,628.79	-	261,774,676 (31,179,981,659)
13-Mar-06	Share issuance to an executive	15,262	846,890.79	-	261,774,676 (31,179,981,659)
21-Mar-06	Share issuance related to acquisition of Beijing Century Media Culture Co., Ltd.	14,629	861,519.79	8,374,613	270,149,288 (32,177,481,813)
18-Apr-06	Share issuance related to exercise of share options	566	862,085.79	234,261	270,383,550 (32,205,384,641)
8-May-06	Share issuance related to acquisition of Washington Analysis	3,543	865,628.79	3,182,503	273,566,053 (32,584,452,573)
8-May-06	Share issuance related to exercise of share options	392	866,020.79	161,169	273,727,222 (32,603,649,413)
8-Jun-06	Share issuance related to acquisition of Ming Shing International Limited	18,105	884,125.79	11,665,902	285,393,124 (33,993,175,000)
8-Jun-06	Share issuance related to acquisition of Beijing Jing Guan Xin Cheng Advertising Co Ltd	6,602	890,727.79	4,253,979	289,647,103 (34,499,866,438)
25-Jul-06	Share issuance to China Development	1,500	892,227.79	751,351	290,398,454

	Research Foundation				(34,589,359,856)
25-Jul-06	Share issuance related to exercise of share options	156	892,383.79	67,919	290,466,373 (34,597,449,688)
6-Sep-06	Share issuance to senior executives	18,107	910,490.79	6,152,243	296,618,616 (35,330,243,352)
6-Sep-06	Share issuance related to acquisition of Stone & McCarthy	4,299	914,789.79	1,800,000	298,418,616 (35,544,641,352)
6-Sep-06	Share issuance related to exercise of share options	12	914,801.79	5,022	298,423,638 (35,545,239,522)
22-Sep-06	Share issuance to a senior executive	800	915,601.79	208,265	298,631,903 (35,570,045,966)
22-Nov-06	Share issuance related to acquisition of Taylor Rafferty	16,036	931,637.79	5,948,071	304,579,974 (36,278,520,703)

Notes : * "Total Capital" includes share capital and share premium.

** represent the number of shares on a pre-1-for-2000 reverse stock split and pre-three-for-one stock split basis

*** represent the number of shares on a pre-three-for-one stock split basis

(Note 1) On 28 October 2004, all the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares were converted to ordinary shares on a one-for-one basis.

(Note 2) Total number of shares increased by exercised of warrants and options for the year ended December 31, 2006 was 5,074 shares (post-split) and the amount of Total Capital increased by exercise of warrants and options in the same period was USD1,511,612..

(Note 3) For the balance of warrants and options as of December 31, 2006, issue prices of the shares to be issued, the amount of increase in the capital amount upon exercise of these warrants and options, please see section (1) Total number of shares, etc.

(3) Distribution by Type of Shareholders (as at March 30, 2007)

	Individuals	Financial Institutions	Securities Companies	Other Companies / Entities	Total
Number of beneficial shareholders	10,522	9	3	107	10,641
Number of shares	788,951	8,129	618	212,384	1,010,082
% to total outstanding shares	78.11%	0.80%	0.06%	21.03%	100%

Note : Shares held by Horsford Nominees Limited are re-classified on a beneficiary-shareholder basis.

(4) Major Shareholders (as at March 30, 2007)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	NIS Group Co., Ltd.	Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	114,717	11.36%
2	Fredy Bush Family Trust and associated companies	1911 Sacramento Street, San Francisco, CA 94109, USA	67,768	6.71%
3	Patriarch Partners and affiliates	40 Wall Street, 25th Floor, New York, NY 10005, USA	65,754	6.51%
4.	Oppenheimerfunds, Inc.	2 World Financial Center, 225 Liberty Street, New York, NY 10281, U.S.A.	50,000	4.95%
5	China Glory Services Limited	Rooms 1-3, 5/F., Far East Consortium Building, 121 Des Voeux Road Central, Sheung Wan, Hong Kong	20,740	2.05%

The issued share capital of the Company as at March 30, 2007 was 1,010,082.79 shares.

The name of Nissin Co., Ltd. was changed to NIS Group Co., Ltd. on October 1, 2006.

Shareholding of Patriarch Partners and affiliates includes shares held by Patriarch Partners II, LLC (29,727 shares, 2.94%), ARK II CLO 2001-1, Limited (29,727 shares, 2.94%) and Patriarch Partners III, LLC (6,300 shares, 0.62%).

Shareholding of Fredy Bush Family Trust and associated companies includes shares held by Fredy Bush (500 shares, 0.05%), Fredy Bush Family Trust (44,768 shares, 4.43%) and Fredy Bush, LLC (22,500 shares, 2.23%).

On March 20, 2007, 20,740 shares were issued to China Glory Services Limited as earnout payment for the acquisition of Xinhua Finance Advertising Limited based on its financial performance.

Shares held by major shareholders are classified on a beneficiary-shareholding basis.

2. Dividend Policy

Since the Company has a relatively short operating history, dividends have not yet been declared and paid.

In order to maintain the Company's leadership in its business sector and maximize the value of the Company, the Company has thus far considered funding the expansion of its business paramount to the distribution of dividends. Currently, the Company is making efforts to strengthen its profit profile while expanding the business.

In relation to the Company's organization having the power to declare dividends, please see "Dividends" in "1. Outline of Corporate System, etc.", "I. Outline of Legal and other Systems in the Home Country" of Part I.

3. Trend in Share Prices

1. The following table provides the highest and lowest share prices for the most recent five fiscal years on The Tokyo Stock Exchange.

Term	Year and month of the fiscal year end	Share Price High (Yen)	Share Price Low (Yen)
The 1st fiscal year	December, 2004	213,000	90,300
The 2nd fiscal year*	December, 2005	146,333	41,667
The 3rd fiscal year*	December, 2006	109,000	36,750

*The share prices in the 2nd and 3rd fiscal year are on post-share split basis.

2. The following table provides the highest and lowest share prices for each of the six most recent months in the current fiscal year on The Tokyo Stock Exchange.

Month	**Share Price High (Yen)**	**Share Price Low (Yen)**
July 2006	74,800	54,500
August 2006	74,000	55,400
September 2006	63,000	49,100
October 2006	55,800	39,000
November 2006	50,000	36,750
December 2006	68,000	47,000

The share prices are on post-share split basis.

4. Director and Officers

(1) Personal history and Number of Shares Owned – Directors and Officers (as at June 28, 2007)

Members of the Board of Directors

Position	Name	Date of birth	Term of office	Personal history	Number of shares owned
Chairman	WU Ji Guang	7/16/1951	#	Mr. Wu has been a director and our Chairman since April 2004 and held the same positions at XFN from May 2003 to April 2004. Mr. Wu is also President of China Media Development Shenzhen Incorporation, a company wholly-owned by XNA.	0
Vice Chairman, Chief Executive Officer and member of the Investment and Executive Committees	Fredy BUSH	9/25/1958	#	Ms. Bush, our founder, has been a director and our Chief Executive Officer since February 2004 and was a director, Vice Chairman and Chief Executive Officer of XFN since January 2001 and June 2001, respectively. Prior to founding our company, Ms. Bush, an entrepreneur, established a successful consulting business in Asia where she assisted clients in building business alliances particularly between the United States and Asia and in the financial sector.	67,650*
President and member of the Executive Committee	Jae Young LIE	2/19/1961	#	Mr. Lie has been our Chief Operating Officer since January 2005 and a director since April 2004. Mr.Lie was our President, Asia from April 2004 to January 2005 and was a senior executive at XFN from November 2001 to April 2004. Prior to that, Mr. Lie was the Senior Director of Sales and Marketing for Fritz Companies, Inc. Mr. Lie holds a Bachelor Degree in Economics from University of California, Berkeley, USA. Mr. Lie speaks Mandarin, Japanese, Korean, and English.	9,500
Chief Operating Officer and member of the Executive Committee	Daniel CONNELL	4/19/1960	#	Mr. Daniel Connell is responsible for the company's worldwide operations, including all business units and subsidiaries. Prior to joining Xinhua Finance, Mr. Connell was President and CEO of financial data provider ComStock, which was acquired by Interactive Data from Standard & Poor's in March 2003. Before being named ComStock CEO, he had been Executive Managing Director at Standard & Poor's since 1993, with overall responsibility for the Retail Market Services and the Asian operations of Standard & Poor's Investment Services. Prior to S&P, Mr. Connell held a variety of operational positions at British Airways' subsidiary Bedford Associates, as well as a ten-year career with the American Express Company.	543

Independent Director and member of the Audit, Compensation and Investment Committees	Dennis Lindsay PELINO	9/23/1947	#	Mr. Pelino has been a director of the Company since February 2004 and a director of XFN since September 2001. Mr. Pelino is also the Chairman and Chief Executive Officer of Stonepath Group, a logistics company. Prior to that, Mr. Pelino was President and Chief Operating Officer of Fritz Companies, Inc., a global logistics company.	3,939
Independent Director	LI Shantong	8/27/1944	#	Ms. Li was appointed as Director on April 20, 2006. Ms. Li Shantong has extensive experience in funding and research. She is a senior research fellow, member of the National Committee of Chinese People's Political Consultative Conference, Vice President of Academic Committee of China Development Research Foundation, Director General, Department of Development Strategy and Regional Economy, Development Research Center, the State Council, PRC. Ms. Li holds a Bachelor Degree in Mathematics and a Master of Science Degree in Mathematics from Peking University.	0
Independent Director and member of the Audit, Compensation and Investment Committees	Aloysius T. Lawn	12/4/1958	#	Mr. Lawn served as a director of Stonepath Group, Inc. from February 2001 to February 2007. Until December 2006, Mr. Lawn was the Executive Vice President – General Counsel and Secretary of Talk America Holdings, Inc., an integrated communications service provider with programs designed to benefit the residential and small business markets. Prior to joining Talk America Holdings, Inc. in 1996, Mr. Lawn was an attorney in private practice with extensive experience in private and public financings, mergers and acquisitions, securities regulation and corporate governance. Mr. Lawn graduated from Yale University and Temple University School of Law. Mr. Lawn is an independent director of XFMedia and serves as the Chairman of the Audit Committee and member of the Compensation Committee and Corporate Governance and Nominating Committee. XFMedia is a subsidiary of the Company and its shares are listed on the Nasdaq Global Market.	0
				Total	**81,632**

All directors are subject to retirement by rotation and re-election by shareholders at annual general meetings. Please see "(3) Condition of Corporate Governance" below.

* These shares are legally held by Fredy Bush (500 shares, 0.05%), Fredy Bush Family Trust (43,850 shares, 4.34%) and Fredy Bush, LLC (22,500 shares, 2.23%) but beneficially owned by Fredy Bush.

Executive Officers (as at June 28, 2007)

Position	Name	Date of birth	Term of office	Personal history	Number of shares owned
Chief Financial Officer and member of the Executive Committee	LAU Tin Chung, Gordon	4/28/1964	Indefinite	Mr. Lau has been our Chief Financial Officer since April 2004 and was the Chief Financial Officer of XFN from September 2002 to April 2004. Prior to that, Mr. Lau worked with SG Cowen/SG Securities, Nomura Securities, the Ontario Securities Commission and KPMG Peat Marwick. Mr. Lau is a qualified Canadian Chartered Accountant and holds a Masters degree in Business Administration (with distinction) from the University of Western Ontario.	6,605
Legal Counsel and member of the Executive Committee	John McLEAN	3/16/1967	Indefinite	Mr. McLean joined the Company in May 2004 and heads the Company's legal team. Prior to that, Mr. McLean worked for six years in Asia with a leading international law firm and four years in New York and Toronto with Canadian firm Stikeman Elliott. He is qualified to practice in Hong Kong, the United Kingdom and Canada, and speaks Mandarin Chinese. Mr. McLean holds a degree in law from Queen's University and a BA (with distinction) from University College, University of Toronto.	666
				Total	**7,271**

(2) Remuneration of members of the board of directors and of other management bodies

DIRECTOR'S EMOLUMENTS FY 2006

US$		Total
	Director Fees	
	Salary	1,026,000
	Expenses Allowance	78,274
	Share based payments	1,666,382
	Bonus	1,228,121
	Other	2,179
TOTAL		4,000,956

Note: (1) The figures presented above are for the directors of XFL for the year ended December 31, 2006 and include salary, expense allowance and other emoluments relating to their employment by the Group.

(2) In fiscal year 2006, 33,149 shares (post-split basis) were issued to certain Directors. In addition, options and warrants were granted to certain directors to subscribe for a total of 12,746 shares (post-split basis) in the fiscal year 2006. Such options and warrants were subject to vesting schedules.

(3) Condition of Corporate Governance

1. Management

The business of the Company is managed and conducted by the board. The board currently consists of seven directors, of which four are independent directors. The composition of the board, the experience of the individual directors and the dynamics of the board of the Group service to ensure both the board's effectiveness and the inability of an individual or small group to dominate the board's decision-making. The board has determined that each of the outside directors is independent in character and judgment.

The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years. The board then delegates its power to conduct the business of the Company to executive officers including the Chief Executive Officer, who is in charge of the general management of the business of the Company, the Chief Financial Officer, who is in charge of financial and accounting matters of the Company, or a committee appointed by the board. The Articles of Association allow the board to delegate any of its powers, authorities and discretions to committees, consisting of such director or directors and other persons as it thinks fit, and the board may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee formed by the board shall, in the exercise of the powers, authorities and discretions delegated, conform to any regulations, which may be imposed on it by the board.

In order to manage the Company in an efficient manner, the board has established a number of committees. Besides the Audit Committee described below, the Company has also established a Compensation Committee consisting of two independent non-executive directors of the Company. The purpose of the Compensation Committee is to assist the board by reviewing and determining the compensation to be paid to employees and officers of the Company. The Committee is authorized to do all things that the board would otherwise be authorized to do in respect of compensation of officers and employees of the Company and full minutes of all meetings of the Compensation Committee must be kept and filed with the Company. The Company has also established an Executive Committee which considers various strategic issues affecting the Group as a whole. The Executive Committee is chaired by the Chief Operating Officer and reports to the Chief Executive Officer. The Company has established an Investment Committee which consists of the Chief Executive Officer and two independent non-executive directors of the Company by the resolution of the board of directors on November 17, 2005. The Investment Committee is empowered to approve investments and acquisitions of the Company with a value which is less than US$2,000,000.

At all times the performance of the duties of directors, officers and employees of the Company and any committee established by the board is monitored and supervised by the board.

2. Audit

An Audit Committee consisting of two independent non-executive directors of the Company was established. The purpose of the Audit Committee is to assist the board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) systems of corporate governance and control which management and the board have established.

The Audit Committee will comprise a minimum of at least two directors who are neither officers or employees of the Company nor executive directors, officers or employees of any subsidiary of the Company. The majority of the Audit Committee will be independent non-executive directors of the Company and the Chairman of the Audit Committee will be an independent non-executive director of the Company.

The Audit Committee will have full and unlimited access to all books and accounts of the Company and shall have the following duties and responsibilities:

(1) reviewing, in draft form, the Company's annual report and accounts, half-year report and quarterly reports and providing advice and comments thereon to the board;

(2) reviewing and supervising the Company's financial reporting and internal control procedures; and

(3) monitoring the execution of duties of directors and executive officers.

Deloitte Touche Tohmatsu, an outside auditor, which is independent from the corporate body of the Company, has been appointed as the auditor of the Company. The financial statements of the Company are audited by the outside auditor in accordance with auditing standards generally accepted in Japan and IAS. The outside auditor makes a written report thereon in accordance with the generally accepted auditing standards in Japan and IAS and the report of the outside auditor is submitted to the general shareholders meeting.

3. Compensation for directors

Under the Articles of Association of the Company compensation for directors is determined by the board and in turn may be delegated to the Compensation Committee established by the board. The Compensation Committee shall

consist of no fewer than two directors as determined by a resolution of the board, the majority of whom shall be independent non-executive directors and persons who are not executive officers of the Company. Such remuneration shall be divided amongst the members of the board in such proportions and in such manner as the board or the Compensation Committee (as the case may be) may agree, or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. The total amount paid to directors as their compensation (including salary as employees) was US$4,000,956 in the fiscal year 2006.

4. Compensation for outside auditors

The compensation for outside auditors is determined by shareholders at the general meeting or in such manner as the shareholders may determine. The following table presents compensation for audit and other services rendered by Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) for the fiscal years ended December 31, 2006.

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Audit Fees based on the article2 -1 of Certified Public Accountant Law of Japan	456 (53,403)
All Other Fees	- (-)

The following table presents all compensation for audit and other services rendered by Deloitte Touche Tohmatsu and other audit firms for the fiscal years ended December 31, 2006.

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Audit Fees	2,287 (272,459)
All Other Fees	70 (8,324)

5. Internal Audit

The Company's Internal Audit team consists of one Internal Auditor who reports directly to the Audit Committee. He sets out his annual audit plan being approved by the CEO prior to year end that covers most of the major entities. He carries out his audit routine and procedures based on four steps being (1) Planning, (2) Fieldwork (3) Reporting and (4) Follow up. When working with management and staff, he aims at maintaining 6 key principals being (1) Integrity, (2) Objectivity (3) Accuracy (4) Constructive (5) Courtesy and (6) Confidentiality. When performing his fieldwork, he carries out the following audit procedures: (1) observing the operational control (2) inquire how the control is performed (3) tracing items to source documentation for evidence of control operation (4) perform walk through test and (5) perform substantive/detailed testing.

Every time an audit assignment is completed with management's response, an audit report will be submitted to the audit committee for review and comment. Should any of the external auditors have questions on the Company's existing control, they may contact the Internal Auditor directly.

6. Personal relationship, capital relationship or contractual relationship between the outside directors, audit committee members and the Company

There is no personal relationship or contractual relationship between the independent directors, audit committee members and the Company. The capital relationship is provided in **4. Director and Officers** section.

7. CPAs information

a. The CPAs who belong to Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) that conducted the audit activities for the fiscal year of 2006 were:

   Yoshitaka Asaeda and Eiji Yoshida

b. Composition of assistants:
   CPA 1
   Junior CPA 2
   Others 5

VI. FINANCIAL CONDITION

1. Basis of presenting consolidated financial statements and financial statements

(1) The consolidated financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of Consolidated Financial Statements" (Finance Ministerial Order the 28th, 1976, which is hereinafter referred to as "Consolidated Financial Statements Rule").

The consolidated financial statements of the Company for the year from January 1, 2005 to December 31, 2005 was prepared in accordance with the Consolidated Financial Statements Rule before revision, and the consolidated financial statements of the Company for the year from January 1, 2006 to December 31, 2006 was prepared in accordance with the Consolidated Financial Statements Rule after revision.

(2) The financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of Financial Statements" (Finance Ministerial Order the 59th, 1963, which is hereinafter referred to as "Financial Statements Rule").

The financial statements of the Company for the year from January 1, 2005 to December 31, 2005 was prepared in accordance with the Financial Statements Rule before revision, and the financial statements of the Company for the year from January 1, 2006 to December 31, 2006 was prepared in accordance with the Financial Statements Rule after revision.

(3) The fourth clause of Article 127 of the Financial Statements Rule is applied to the financial information of the Company for the year ended December 31, 2006.

(4) The consolidated financial statements of the Company and the financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (mean of the buying and selling rates) in the Tokyo Foreign Exchange Market as of December 29, 2006, which is calculated as US$1 = 119.11 Japanese yen, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that the Japanese yen amounts are stated only for convenience only. The amounts in U.S. dollar may not have been or may not be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

2. Audit certification

Pursuant to Article 193-2 of the Securities and Exchange Law, Deloitte Touche Tohmatsu has performed an audit on the consolidated financial statements of the Company for the year from January 1, 2006 to December 31, 2006 and for the year from January 1, 2005 to December 31, 2005 and the financial statements of the Company for the year from January 1, 2006 to December 31, 2006 and for the year from January 1, 2005 to December 31, 2005.

1. Financial Information

(1) Consolidated Financial Information

① Consolidated balance sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (As of December 31, 2005) Amount		(%)	Consolidated fiscal year -current year (As of December 31, 2006) Amount		(%)
(Assets)							
I Current assets							
Cash and bank balances	※3		88,118 (10,495,714)			132,140 (15,739,223)	
Trade receivables	※3, 5		19,048 (2,268,756)			35,330 (4,208,211)	
Marketable securities			145 (17,282)			343 (40,849)	
Other receivables			1,467 (174,779)			5,678 (676,261)	
Deferred tax assets			571 (68,068)			340 (40,468)	
Other current assets	※3		7,655 (911,752)			48,417 (5,766,945)	
Total current assets			117,004 (13,936,352)	31.7		222,248 (26,471,957)	29.0
II Non-current assets							
Property and equipment							
Buildings and structures		1,546 (184,114)			5,252 (625,577)		
Less: accumulated depreciation		△ 639 (△ 76,109)	907 (108,005)		△ 964 (△ 114,775)	4,288 (510,801)	
Equipments	※3	9,323 (1,110,439)			15,888 (1,892,391)		
Less: accumulated depreciation	※3	△ 3,960 (△ 471,639)	5,363 (638,800)		△ 5,040 (△ 600,340)	10,848 (1,292,052)	
Total property and equipment			6,270 (746,805)	1.7		15,136 (1,802,853)	2.0
Intangible assets							
Goodwill			2,784 (331,633)			2,009 (239,315)	
Goodwill on consolidation	※6		185,934 (22,146,642)			291,999 (34,779,962)	
Trade mark and distribution rights	※2		700 (83,377)			1,843 (219,559)	
Contractual rights and other	※9		- (-)			185,352 (22,077,294)	
Other			- (-)			8,416 (1,002,372)	
Total intangible assets			189,419 (22,561,652)	51.4		489,619 (58,318,503)	63.9
Investments and other assets							
Securities assets	※3		23,367 (2,783,281)			33,493 (3,989,362)	
Investment in associates			223 (26,553)			535 (63,667)	
Investment in progress	※1		29,000 (3,454,190)			- (-)	
Deferred tax assets			204 (24,302)			225 (26,826)	
Others			3,330 (396,612)			965 (114,924)	
Total investments and other assets			56,124 (6,684,937)	15.2		35,218 (4,194,779)	4.6
Total non-current assets			251,813 (29,993,394)	68.3		539,973 (64,316,134)	70.5
III Deferred assets							
Bond issuance costs			- (-)			3,721 (443,176)	
Total deferred assets			- (-)	-		3,721 (443,176)	0.4
Total assets			368,817 (43,929,746)	100.0		765,941 (91,231,267)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (As of December 31, 2005) Amount	(%)	Consolidated fiscal year -current year (As of December 31, 2006) Amount	(%)
(Liabilities)					
I Current liabilities					
Trade payables		2,969 (353,687)		6,413 (763,850)	
Short-term loans	※3, 7	7,608 (906,147)		19,056 (2,269,721)	
Current portion of long-term debt	※3, 7	21,341 (2,541,940)		6,403 (762,675)	
Taxation payables		2,802 (333,695)		6,097 (726,240)	
Other payables	※4	17,355 (2,067,212)		57,928 (6,899,751)	
Accrued expenses		6,779 (807,442)		10,129 (1,206,471)	
Deferred revenue		15,576 (1,855,282)		16,727 (1,992,380)	
Promissory notes (non-operating)	※3	1,250 (148,888)		199 (23,703)	
Lease obligations		29 (3,423)		63 (7,548)	
Others		- (-)		205 (24,438)	
Total current liabilities		75,709 (9,017,716)	20.5	123,220 (14,676,778)	16.1
II Non-current liabilities					
Bond		- (-)		99,073 (11,800,581)	
Long-term debt	※8	16 (1,959)		10,000 (1,191,100)	
Long-term lease obligations		25 (3,002)		90 (10,691)	
Long-term other payables	※4	10,998 (1,309,978)		146,800 (17,485,311)	
Deferred tax liabilities		- (-)		4,001 (476,506)	
Total non-current liabilities		11,040 (1,314,939)	3.0	259,963 (30,964,189)	33.9
Total liabilities		86,749 (10,332,655)	23.5	383,183 (45,640,967)	49.9
(Minority interests)					
Minority interests		2,626 (312,788)	0.7		
(Capital and reserves)					
I Share capital		2,091 (249,055)	0.6		
II Share premium		312,966 (37,277,410)	84.9		
III Accumulated deficit		△ 35,485 (△ 4,226,571)	△ 9.6		
IV Foreign currency translation adjustment		△ 131 (△ 15,591)	△ 0.1		
Total shareholders' equity		279,442 (33,284,304)	75.8		
Total liabilities, minority interests and shareholders' equity		368,817 (43,929,746)	100.0		
(Net Assets)					
1 Shareholders' equity					
Share capital				2,389 (284,532)	0.3
Share premium				326,106 (38,842,534)	42.6
Accumulated deficit				△ 24,724 (△ 2,944,909)	△ 3.2
Total shareholders' equity				303,771 (36,182,157)	39.7
II Valuation and translation adjustments					
Foreign currency translation adjustment				813 (96,888)	
Total valuation and translation adjustments				813 (96,888)	0.1
III Share subscription rights				3,036 (361,610)	0.4
IV Minority interests				75,138 (8,949,646)	9.8
Total net assets				382,758 (45,590,300)	50.1
Total liabilities and net assets				765,941 (91,231,267)	100.0

②Consolidated income statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)			Consolidated fiscal year • -current year (From January 1, 2006 to December 31, 2006)		
Item	Note	Amount		(%)	Amount		(%)
I Turnover			110,010 (13,103,296)	100.0		174,963 (20,839,820)	100.0
II Cost of sales			45,455 (5,414,134)	41.3		75,823 (9,031,221)	43.3
Gross profit			64,555 (7,689,162)	58.7		99,140 (11,808,599)	56.7
III Selling, general and administrative expenses							
Directors' emoluments		900 (107,199)			4,001 (476,554)		
Salaries		19,544 (2,327,862)			31,365 (3,735,851)		
Marketing and promotional expenses		4,190 (499,015)			8,239 (981,317)		
Depreciation		1,937 (230,745)			3,046 (362,796)		
Amortization		5,467 (651,166)			4,811 (573,038)		
Amortization of goodwill on consolidation		7,912 (942,351)			15,681 (1,867,749)		
Other		21,134 (2,517,321)	61,084 (7,275,659)	55.5	30,864 (3,676,195)	98,006 (11,673,500)	56.0
Operating income			3,472 (413,503)	3.2		1,134 (135,099)	0.7
IV Non-operating income							
Interest and dividend income		893 (106,341)			3,396 (404,512)		
Unrealized gain on marketable securities		- (-)			44 (5,262)		
Foreign exchange gains		1,061 (126,386)			59 (6,983)		
Other		297 (35,340)	2,251 (268,067)	2.0	894 (106,438)	4,393 (523,194)	2.5
V Non-operating expenses							
Interest expense		742 (88,385)			5,361 (638,549)		
Share issuance related expenses	※1	4,443 (529,183)			103 (12,296)		
Others		14 (1,658)	5,199 (619,225)	4.7	- (-)	5,464 (650,845)	3.2
Ordinary income			523 (62,345)	0.5		63 (7,448)	0.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount		(%)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006) Amount		(%)
VI Extraordinary gains							
Gain on sale of fixed assets	※4	453 (54,010)			- (-)		
Gain on disposal of investment in subsidiaries		- (-)			650 (77,446)		
Gain from redemption of minority interest	※5	- (-)			3,000 (357,330)		
Gain from changes in equity interest		- (-)	453 (54,010)	0.4	16,027 (1,908,960)	19,677 (2,343,736)	11.3
VII Extraordinary losses							
Loss on sale and disposal of fixed assets	※2	45 (5,376)			10 (1,235)		
Loss on sale of securities assets		44 (5,270)			- (-)		
Loss on impairment	※3	83 (9,849)	172 (20,496)	0.2	- (-)	10 (1,235)	0.0
Income before income taxes, minority interests and distribution of profits (allocation of losses) from joint alliances			805 (95,859)	0.7		19,729 (2,349,950)	11.3
VIII Distribution of profits (allocation of losses) from joint alliance			△ 287 (△ 34,161)	△ 0.2		△ 2 (△ 251)	△ 0.0
Income / loss (△) before income taxes and minority interests			518 (61,698)	0.5		19,727 (2,349,699)	11.3
Income taxes (current)		3,210 (382,324)			3,424 (407,786)		
Prior year adjustment on tax charges		- (-)			901 (107,270)		
Reversal of over-accrued tax for the past year		△ 7 (△ 886)			- (-)		
Income taxes (deferred)		△ 260 (△ 30,965)	2,942 (350,472)	2.7	△ 568 (△ 67,709)	3,756 (447,346)	2.1
Minority interests			390 (46,452)	0.4		5,211 (620,691)	3.0
Net income / loss (△) for the year			△ 2,814 (△ 335,226)	△ 2.6		10,760 (1,281,662)	6.2

③Consolidated surplus statement and consolidated statement of changes in net assets

Consolidated surplus statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount	
(Share premium)			
I Share premium -- Beginning balance			181,543 (21,623,644)
II Increases of share premium			
Stock issuance		99,739 (11,879,949)	
Suspense account of share exchange	※1	27,828 (3,314,565)	
Exercise of warrants		4,982 (593,429)	132,549 (15,787,942)
III Decrease of share premium			
Capitalized share premium		1,126 (134,176)	1,126 (134,176)
IV Share premium - Ending balance			312,966 (37,277,410)
(Accumulated deficit)			
I Accumulated deficit - Beginning balance			△ 32,670 (△ 3,891,345)
II Increases in accumulated deficit			
Net loss for the year		2,814 (335,226)	2,814 (335,226)
III Accumulated deficit - Ending balance			△ 35,485 (△ 4,226,571)

Consolidated statement of changes in net assets

Consolidated fiscal period - current year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Shareholders' equity			
	Share capital	Share premium	Retained earnings	Total shareholders' equity
Beginning balance	2,091 (249,055)	312,966 (37,277,410)	△ 35,485 (△ 4,226,571)	279,573 (33,299,894)
Changes of items during the yaer				
Issuance of new shares	82 (9,785)	2,267 (269,979)	- (-)	2,349 (279,765)
Share-based payment	48 (5,774)	6,312 (751,826)	- (-)	6,361 (757,600)
Increased upon share exchange	167 (19,917)	48,088 (5,727,797)	- (-)	48,256 (5,747,714)
Effect of change in accounting policy	- (-)	△ 43,527 (△ 5,184,478)	- (-)	△ 43,527 (△ 5,184,478)
Net income	- (-)	- (-)	10,760 (1,281,662)	10,760 (1,281,662)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)
Total changes during the year	298 (35,476)	13,140 (1,565,124)	10,760 (1,281,662)	24,198 (2,882,262)
Ending balance	2,389 (284,532)	326,106 (38,842,534)	△ 24,724 (△ 2,944,909)	303,771 (36,182,157)

	Valuation and translation adjustments		Share subscription rights	Minority interests	Total net assets
	Foreign currency translation adjustment	Total valuation and translation adjustments			
Beginning balance	△ 131 (△ 15,591)	△ 131 (△ 15,591)	- (-)	2,626 (312,788)	282,068 (33,597,091)
Changes of items during the yaer					
Issuance of new shares	- (-)	- (-)	- (-)	- (-)	2,349 (279,765)
Share-based payment	- (-)	- (-)	- (-)	- (-)	6,361 (757,600)
Increased upon share exchange	- (-)	- (-)	- (-)	- (-)	48,256 (5,747,714)
Effect of change in accounting policy	- (-)	- (-)	- (-)	- (-)	△ 43,527 (△ 5,184,478)
Net income	- (-)	- (-)	- (-)	- (-)	10,760 (1,281,662)
Net changes of items other than shareholders' equity	944 (112,478)	944 (112,478)	3,036 (361,610)	72,512 (8,636,858)	76,492 (9,110,946)
Total changes during the year	944 (112,478)	944 (112,478)	3,036 (361,610)	72,512 (8,636,858)	100,690 (11,993,209)
Ending balance	813 (96,888)	813 (96,888)	3,036 (361,610)	75,138 (8,949,646)	382,758 (45,590,300)

④Consolidated cashflow statements

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -cuurent year (From January 1, 2006 to December 31, 2006)
Item	Note	Amount	Amount
1 Operating activities			
Income before income taxes and minority interests		518 (61,698)	19,727 (2,349,699)
Depreciation		1,937 (230,745)	3,046 (362,796)
Amortization		5,467 (651,166)	6,365 (758,177)
Amortization of goodwill		7,912 (942,351)	15,681 (1,867,749)
Share-based compensation		- (-)	2,297 (273,588)
Interest and dividend income		△ 893 (△ 106,341)	△ 3,396 (△ 404,512)
Interest expense		742 (88,385)	5,361 (638,549)
Gain from the redemption of minority interest		- (-)	△ 3,000 (△ 357,330)
Gain from changes in equity interest		- (-)	△ 16,027 (△ 1,908,960)
Unrealized gain on marketable securities		- (-)	△ 44 (△ 5,262)
Share issuance related expenses		4,443 (529,183)	103 (12,296)
Foreign exchange gain / loss (△ : gain)		100 (11,853)	720 (85,721)
Gain on sale of fixed assets		△ 453 (△ 54,010)	- (-)
Loss on sale and disposal of fixed assets		45 (5,376)	10 (1,235)
Loss on impairment		83 (9,849)	- (-)
Gain on disposal of investment in subsidiaries		- (-)	△ 650 (△ 77,446)
Loss on sale of securities assets		44 (5,270)	- (-)
Distribution of profits (allocation of losses) from joint alliances		287 (34,161)	2 (251)
Assets received for services		△ 11,531 (△ 1,373,414)	△ 10,565 (△ 1,258,344)
Increase (decrease) in accounts receivable (△ : increase)		△ 6,235 (△ 742,696)	△ 16,283 (△ 1,939,455)
Increase (decrease) in accounts payable (△ : decrease)		△ 44 (△ 5,286)	3,444 (410,164)
Increase (decrease) in other current assets (△ : increase)		△ 251 (△ 29,889)	△ 11,446 (△ 1,363,355)
Increase (decrease) in other current liabilities (△ : decrease)		△ 7,529 (△ 896,752)	△ 5,876 (△ 699,947)
Others		- (-)	△ 374 (△ 44,555)
Subtotal		△ 5,359 (△ 638,349)	△ 10,905 (△ 1,298,941)
Income taxes paid		△ 1,794 (△ 213,716)	△ 2,064 (△ 245,889)
Net cash provided by (used in) operating activities		△ 7,154 (△ 852,065)	△ 12,970 (△ 1,544,830)

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount	Consolidated fiscal year -cuurent year (From January 1, 2006 to December 31, 2006) Amount
Ⅱ Investing activities			
Interest and dividend received		893 (106,341)	3,396 (404,512)
Deposit for security released		360 (42,880)	- (-)
Purchase of marketable securities		△ 4 (△ 477)	- (-)
Purchase of property and equipments		△ 3,566 (△ 424,697)	△ 6,095 (△ 726,010)
Proceeds from sale of property and equipments		37 (4,454)	38 (4,561)
Purchase of intangible assets		- (-)	△ 15,478 (△ 1,843,644)
Proceeds from sale of intangible assets		6,514 (775,936)	- (-)
Purchase of securities assets		- (-)	△ 11,155 (△ 1,328,656)
Deposits paid for purchase of securities assets		△ 29,000 (△ 3,454,190)	- (-)
Proceeds from sale of securities assets		25 (2,941)	1,153 (137,336)
Proceeds from sale of shares of subsidiaries		- (-)	1,000 (119,110)
Payment to acquire shares of subsidiaries resulting in a change in scope of consolidation	※2	△ 11,030 (△ 1,313,792)	△ 43,687 (△ 5,203,559)
Payment to acquire shares of subsidiary		- (-)	△ 7,112 (△ 847,129)
Subsequent consideration paid		△ 19,528 (△ 2,326,015)	△ 9,914 (△ 1,180,831)
Payment for loan receivable		- (-)	△ 7,900 (△ 940,969)
Others		△ 133 (△ 15,816)	- (-)
Net cash provided by (used in) investing activities		△ 55,431 (△ 6,602,435)	△ 95,754 (△ 11,405,279)
Ⅲ Financing activities			
Interest paid		△ 742 (△ 88,385)	△ 6,558 (△ 781,103)
Increase in deposit pledged		△ 7,448 (△ 887,174)	△ 24,937 (△ 2,970,235)
Decrease in deposit pledged		- (-)	298 (35,537)
Increase (decrease) in short-term loans -net (△: decrease)		6,405 (762,938)	6,633 (790,042)
Proceeds from long-term debt		22,300 (2,656,153)	51,351 (6,116,438)
Repayments of long-term debt		△ 133 (△ 15,829)	△ 56,992 (△ 6,788,328)
Proceeds from issuance of bond		- (-)	95,192 (11,338,316)
Proceeds from issuance of shares		78,749 (9,379,852)	26 (3,067)
Proceeds from exercise of warrants		5,000 (595,550)	1,378 (164,077)
Proceeds from issuance of shares to minority shareholders		- (-)	61,401 (7,313,451)
Dividends paid to minority shareholders		- (-)	△ 1,918 (△ 228,467)
Repayments of lease obligations		△ 41 (△ 4,874)	△ 73 (△ 8,678)
Increase (decrease) in long-term other payables (△ : decrease)		△ 836 (△ 99,558)	△ 679 (△ 80,822)
Net cash provided by (used in) financing activities		103,255 (12,298,674)	125,122 (14,903,295)
Ⅳ Foreign currency translation adjustments on cash and cash equivalents		△ 89 (△ 10,603)	211 (25,188)
Ⅴ Net increase in cash and cash equivalents		40,581 (4,833,570)	16,610 (1,978,373)
Ⅵ Cash and cash equivalents, beginning of the year		40,089 (4,774,970)	80,669 (9,608,540)
Ⅶ Cash and cash equivalents, end of the year	※1	80,669 (9,608,540)	97,279 (11,586,914)

Basis of Presenting Consolidated Financial Statements

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
1 Scope of consolidation	(1) The number of consolidated subsidiaries: 42 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Culture Development Co Ltd. Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd.	(1) The number of consolidated subsidiaries: 82 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Animation Production Co., Ltd. (formerly known as Beijing Golden Ways Culture Development Co., Ltd.) Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd. Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited) Upper Will Enterprises Limited Active Advertising Agency Ltd. Active Advertising Agency (Guangzhou) Ltd. Shenzhen Active Trinity Ltd. Shangtuo Zhiyang International Advertising (Beijing) Co. .,Ltd.

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
		Beijing Jinlong Runxin Advertising Co., Ltd. Shanghai Yuanxin Advertising Media Co., Ltd. Beijing JinGuan XinCheng Advertising Co., Ltd Beijing EWEO Advertising Co., Ltd Accord Group Investments Limited Great Triump Investments New China Media (Shanghai) Co., Ltd Beijing Shiji Guangnian Advertising Co., Ltd Shanghai Hyperlink Market Research Co., Ltd Guangzhou Hyperlink Market Research Co., Ltd Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. Beijing Perspective Orient Advertising Co., Ltd. Zhongxi Taihe Culture Consultancy (Shanghai) Co., Ltd Beijing Alpha Financial Engineering Co., Ltd. Upper Step Holdings Limited Jia Lou Consulting (Shanghai) Co., Ltd. Shanghai Yuan Zhi Advertising Co., Ltd. Mergent Data Technology, Inc. (formerly known as Praedea Solutions, Inc.) Xinhua PR Newswire Ltd FTSE/Xinhua (Beijing) Consulting Ltd Shanghai Heyuan Movie and Culture Co., Ltd Xinhua Finance Media (Shanghai) Co., Ltd Xinhua Finance Media (Beijing) Co., Ltd Beijing Taide Advertising Co., Ltd Beijing Longmei TV & Broadcast Advertising Co., Ltd Guangzhou Jingshi Culture Intermediary Co., Ltd Beijing Qiannuo Advertising Co., Ltd China Lead Profits Ltd Number of other consolidated subsidiaries: 6
	(2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on the Group's consolidated financial statements due to its small magnitude taking into account total assets, revenue, net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(2) Name of unconsolidated subsidiaries and relative information Same as on the left. (Reason of status to be unconsolidated) Same as on the left.

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
2 Adoption of the equity method	(1) Number of associated company accounted by the equity method : 1 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd. (2) Major unconsolidated subsidiaries and associated companies not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) Number of associated company accounted by the equity method : 2 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd. Best Independent Research LLC (2) Major unconsolidated subsidiaries and associated companies not accounted by the equity method Same as on the left. (Reason of status not to be accounted by the equity method) Same as on the left.
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose closing date for the year is different from that of the Company.	Same as on the left.
4 Significant accounting policies (1) Valuation basis and method for assets	Securities (a) Trading securities -Fair value method (the cost of securities sold is determined based on the moving-average cost method) (b) Held-to-maturity securities -The amortized cost method (c) Available-for sale securities -With fair value Fair value method based on fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and costs of sales are based on the moving-average method.) -With no fair value Cost method based on the moving-average method is applied	Securities (a) Trading securities Same as on the left. (b) Held-to-maturity securities Same as on the left. (c) Available-for sale securities -With fair value Fair value method based on fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as a net asset item, and costs of sales are based on the moving-average method.). -With no fair value Same as on the left.

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
(2) Depreciation or amortization method	(a) Property and equipment Depreciation of property and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property and equipment of consolidated Japanese subsidiaries. Estimated useful lives are the followings: Buildings and structures: 3 to 7 years Equipments: 1 to 10 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 11 years Goodwill : 5 years	(a) Property and equipment Same as on the left. Estimated useful lives are the followings: Buildings and structures: 3 to 20 years Equipments: 1 to 10 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 3 to 15 years Contractual rights and data bases: 3 to 50 years Goodwill : 5 years
(3) Deferred assets	――――――――	(a) Bond issuance cost Bond issuance cost is amortized by the straight-line method over maturity.
(4) Allowance, reserve and provision	Allowance for Doubtful Accounts For the Company and its non-Japanese subsidiaries, the allowance has been determined by reference to past default experience. For Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.	Allowance for Doubtful Accounts Same as on the left.

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
(5) Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of net assets.
(6) Leases	For finance leases deemed not to transfer ownership of the leased property to the lessee, leased properties are capitalized.	Same as on the left.
(7) Other significant items for the preparation of the consolidated financial statements	Accounting policy for the consumption tax Tax-excluding method is applied. Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD$1.00=119.11, from the Tokyo Foreign Exchange Market as of December 29, 2006. The Japanese yen amounts are stated only for purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Accounting policy of the consumption tax Same as on the left. Conversion of dollars into yen Same as on the left.
5 Valuation for assets and liabilities of consolidated subsidiaries	The assets and liabilities of the consolidated subsidiaries for not only the Company's interest but also minority interests are evaluated at fair value.	Same as on the left.
6 Amortization of goodwill on consolidation	Goodwill on consolidation is amortized by the straight-line method over 20 years.	Same as on the left.
7 Appropriations of retained earnings	Appropriations of retained earnings of the Company are reflected in the consolidated surplus statement of the following year upon shareholder's approval.	――――――
8 Cash and cash equivalents in the consolidated cashflow statements	Cash equivalents in the consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.	Same as on the left.

Change in Accounting Policy

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
	(Presentation of net assets in the balance sheets) Effective from this year, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation manner is USD 304,584 thousand (JPY 36,279,044 thousand). For the change of Financial Statements Rules, net assets in the consolidated balance sheet is presented in accordance with the revised Financial Statements Rules. (Accounting Standard for Share-based Payment) Effective from this year , the Company adopted "Accounting Standard for Share-based Payment" (Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (Guidance No. 11, announced by Accounting Standard Board of Japan on May 31, 2006). The adoption of this new accounting standard has resulted in the recognition of share-based payment in the consolidated financial statements commencing May 2006. The effect of this change is to decrease operating income, ordinary income and income before income taxes, minority interests and distribution of profits from joint alliances by USD 2,308 thousand (JPY 274,904 thousand) for the period ended December 31, 2006,. (Suspense account of share exchange) Until previous years, the Company recognized the suspense account of share exchange in the net assets as share premium. In accordance with the ASBJ Guidance No. 10 issued on October 31, 2003 Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures ("Business Combination Accounting Standards"), unissued shares for acquisition of its subsidiaries should be treated as a liability at the point of determination of the quantity. The Company adopts this concept and recognized in the liabilities as other payables at the current year end. The Company also prepares its consolidated financial statements under International Financial Reporting Standards ("IFRS") in order for the needs of its investors and its IFRS consolidated financial statements have also been reclassified from the net assets section to the liabilities section at the current year end. The effect of this change in the policy is a USD 43,527 thousand (JPY 5,184,478 thousand) decreased of share premium in the net assets section and increase USD 20,747 thousand (JPY 2,471,197 thousand) in other payables and USD 22,780thousand (JPY 2,713,284 thousand) in long-term other payables in the liabilities section. This change in accounting policy was adopted in the second half of the period. Therefore, the Company still recognized the previous accounting policy in the semi-annual consolidated financial statements as at June 30, 2006. As a result, the impact of this change in the accounting after the six-month period ended was to decrease share premium by USD 40,631 thousand (JPY 4,839,596 thousand) and to increase other payables and long term other payables by USD 17,852 thousand (JPY 2,126,312 thousand) and USD 22,780 thousand (JPY 2,713,284 thousand), respectively.

Footnote Information
(Consolidated balance sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (As of December 31, 2005)	Consolidated fiscal year -current year (As of December 31, 2006)
※1 The amount represents the deposit paid for the acquisition of an existing equity shares of a credit rating agency in the People's Republic of China.	※1 ――――
※2 Trade mark and distribution rights are combined together in one set of contracts and are, therefore, accounted for in a single account. Another intangible asset that relates to a separate trademark and a distribution right are included in this account as well.	※2 Same as on the left.
※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 7,514 (895,002) Trade receivables 1,812 (215,799) Other current assets 346 (41,246) Equipments 169 (20,079) Securities assets 68 (8,087) In addition, investment in consolidated subsidiaries (the total net assets amount of USD 9,852 thousand (JPY1,173,429 thousand), which are eliminated on consolidation, have been pledged as collateral for the bank commitment line of USD 24,000 thousand (JPY 2,858,640 thousand). Correspondent obligation Short-term loans 7,482 (891,215) Current portion of long-term debt 21,300 (2,537,043) Promissory note (non-operating) Short-term 1,250 (148,888)	※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 35,141 (4,185,679) Correspondent obligation Short-term loans 19,056 (2,269,721) Current portion of long-term loans 6,403 (762,675)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (As of December 31, 2005)	Consolidated fiscal year -current year (As of December 31, 2006)
※4 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.	※4 Other payables and long-term other payables include part of the consideration for the acquisition of shares of some subsidiaries. The consideration for the acquisition of shares of these companies includes the Company's shares to be issued to sellers and could fluctuate since the final payments are based on the future operating results of the respective company.
※5 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 373 (44,487)	※5 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 978 (116,451)
※6 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.	※6 The consideration for the acquisition of shares of some subsidiaries could fluctuate since the final payments are based on the future operating results of the respective company.
※7 Xinhua Mergent Holdings Limited and Shanghai Huacai Investment Advisory Company Limited have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2005 are as follows: Total amount of the line of credit 30,482 (3,630,745) Outstanding balance 28,782 (3,428,258) Remaining amount of the line of credit 1,700 (202,487) Under the line of credit agreement held by Xinhua Mergent Holdings Limited, the following covenants should be maintained : a) ratio of consolidated total debt at any time during a relevant period to consolidated EBITDA for that relevant period shall not at any time exceed 3.5:1; and b) Interest coverage ratio for each relevant period shall not be less than 4:1.	※7 Xinhua Financial Network (Shanghai) Ltd., Shanghai Huacai Investment Advisory Company Limited, Zhongxi Taihe Culture Consultancy (Shanghai) Co. Ltd. and Jai Luo Consulting (Shanghai) Co., Ltd. have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2006 are as follows: Total amount of the line of credit 27,866 (3,319,161) Outstanding balance 25,459 (3,032,396) Remaining amount of the line of credit 2,408 (286,766)
※8 ―――――――	※8 This includes a loan of USD 10,000 thousand (JPY 1,191,100 thousand) raised by a consolidated subsidiary with rights to convert into common shares of the subsidiary.
※9 ―――――――	※9 This account represents contractual rights such as agency rights and publishing rights as well as intellectual properties such as data bases.
※1-9 notes correspond with ※1-9 as denoted in the consolidated balance sheet.	※1-9 notes correspond with ※1-9 as denoted in the consolidated balance sheet.

(Consolidated income statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

<table>
<tr><th>Consolidated fiscal year
-prior year
(From January 1, 2005
to December 31, 2005)</th><th>Consolidated fiscal year
-current year
(From January 1, 2006
to December 31, 2006)</th></tr>
<tr><td>※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".</td><td>※1 Same as on the left.</td></tr>
<tr><td>※2 Components of loss on disposal of fixed assets are as follows:
Buildings and structures 3 (310)
Equipments 43 (5,066)</td><td>※2 Components of loss on disposal of fixed assets are as follows:
Equipments 10 (1,235)</td></tr>
<tr><td>※3 Loss on impairment
The Group recognized losses on impairment for an asset group presented below for the year ended December 31, 2005.
<table>
<tr><th>Area</th><th>Object</th><th>Type</th><th>Recognized losses</th></tr>
<tr><td>Asia</td><td>Asset for operation</td><td>Trademark</td><td>83
(9,849)</td></tr>
</table>
Grouping is basically implemented by each company unit. However, if it is possible to identify cashflows from an individual asset, recoverable amount is determined for each individual asset.
Considering continuous operating losses arising from the above assets, the carrying amount of the assets was reduced to the recoverable amount, and the reduced amount was recorded as loss on impairment in the extraordinary losses section of the consolidated income statement.
Recoverable amount of the asset group was determined based upon value in use. The loss on impairment was recognized at the entire carrying amount of the asset group because the estimated future cash flows arising from the asset group were negative.</td><td>※3 ―――――</td></tr>
<tr><td>※4 Components of gain on sale of fixed assets are as follows:
Equipment 0 (14)
Goodwill 356 (42,358)
Trade mark and distribution rights 98 (11,638)</td><td>※4 ―――――</td></tr>
<tr><td>※5 ―――――</td><td>※5 Minority interests (in the form of preference shares in a consolidated subsidiary) were redeemed and created an extraordinary gain.</td></tr>
<tr><td>※1-5 notes correspond with ※1-5 as denoted in the consolidated income statement.</td><td>※1-5 notes correspond with ※1-5 as denoted in the consolidated income statement.</td></tr>
</table>

(Consolidated surplus statements)

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
※1 The Company acquired full ownership of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, and Beijing Century Media Culture Co., Ltd. through a cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium. ※1 note corresponds with ※1 as denoted in the consolidated surplus statement.

(Consolidated statement of changes in net assets)

Consolidated fiscal period -current year (From January 1, 2006 to December 31, 2006)

1. Number and class of issued shares

	Beginning balance	Increase	Decrease	Ending balance
Issued shares				
Ordinary share (shares)	815,477	116,161	-	931,638

(Note 1) In the increase of ordinary shares indicated above, 63,214 shares are issued for acquisition of subsidiaries' shares by way of share exchange, 47,797 shares are issued for consideration for goods and services received, 5,062 shares are issued due to execution of share subscription rights and the remaining 88 shares are issued in a normal course of new share issuance.

2. Share subscription rights

The ending balance of share subscription rights granted by the Company as share option rights is USD 15 thousand (JPY 1,756 thousand).

The ending balance of share subscription rights granted by a consolidated subsidiary as share option rights is USD 3,021 thousand (JPY 359,854 thousand).

3. Dividend

Not applicable.

(Consolidated cashflow statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)

※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet:

Cash and bank balances	88,118
	(10,495,714)
Deposit pledged as collateral	△7,448
	(△887,174)
Cash and cash equivalents	80,669
	(9,608,540)

※2 Major component of subsidiaries' assets and liabilities newly consolidated through acquisition of its shares

Major components of subsidiaries' assets and liabilities newly consolidated (Taylor Rafferty Associates, Inc., EconWorld Media Ltd., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd , Shanghai Far East Credit Rating Co., Ltd., Beijing Century Media Culture Co., Ltd and 10 other subsidiaries) through acquisition of shares, cost of acquisition and net cash outflow are summarized as follows:

Current assets	14,244
	(1,696,557)
Non-current assets	4,122
	(490,967)
Current liabilities	△ 13,013
	(△ 1,549,956)
Non-current liabilities	△ 442
	(△ 52,615)
Goodwill on consolidation	55,543
	(6,615,782)
Minority interests	△ 2,356
	(△ 280,699)
Acquisition costs of newly acquired subsidiaries	58,099
	(6,920,135)
Deposit paid for acquisition	△ 121
	(△ 14,406)
Stock issue price on share exchange	△ 23,016
	(△ 2,741,460)
Other payables	△ 17,075
	(△ 2,033,814)
Cash and cash equivalents of acquired subsidiaries	△ 6,856
	(△ 816,663)
Net cash outflow due to acquisition of subsidiaries	11,030
	(1,313,792)

Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)

※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet:

Cash and bank balances	132,140
	(15,739,223)
Deposit pledged as collateral	△35,141
	(△4,185,679)
Marketable securities	280
	(33,369)
Cash and cash equivalents	97,279
	(11,586,914)

※2 Major component of subsidiaries' assets and liabilities newly consolidated through acquisition of its shares

Major components of the newly consolidated subsidiaries' assets and liabilities (Beijing Alpha Financial Engineering Co., Ltd, Mergent Data Technology, Inc. (formerly known as Praedea Solutions, Inc.), Beijing Perspective Orient Movie and Television Intermediary Co., Ltd, Shanghai Hyperlink Market Research Co., Ltd, Accord Group Investments Limited, Xinhua Finance Advertising Limited (formerly known as Ming Sing International Limited), Upper Step Holdings Limited, Guangzhou Jingshi Culture Intermediary Co., Ltd and 17 other subsidiaries) through acquisition of shares, cost of acquisition and net cash outflow are summarized as follows:

Current assets	21,498
	(2,560,657)
Non-current assets	114,430
	(13,629,757)
Current liabilities	△ 20,910
	(△2,490,571)
Non-current liabilities	△ 66,354
	(△ 7,903,437)
Goodwill on consolidation	107,497
	(12,804,023)
Minority interests	△ 4,492
	(△ 534,993)
Acquisition costs of newly acquired subsidiaries	151,670
	(18,065,436)
Deposit paid for acquisition	△ 29,000
	(△ 3,454,190)
Stock issue price on share exchange	△ 30,104
	(△ 3,585,684)
Other payables	△ 40,892
	(△ 4,870,689)
Cash and cash equivalents of acquired subsidiaries	△ 7,987
	(△ 951,315)
Net cash outflow due to acquisition of subsidiaries	43,687
	(5,203,559)

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
3 Major non-cash transactions (1) Share capital and share premium increased through share exchange were USD23 thousand (JPY2,681 thousand) and USD16,949 thousand (JPY2,018,821 thousand), respectively. (2) The Group entered into finance leases in respect to property and equipment with total capital value of USD32 thousand (JPY 3,774 thousand) at the inception of the lease during the year. (3) The Group received securities assets of USD11,531 thousand (JPY1,373,414 thousand) for services performed. ※1-2 notes correspond with ※1-2 as denoted in the Consolidated Cashflow Statement	3 Major non-cash transactions (1) Share capital and share premium increased through share exchange were USD 162 thousand (JPY 19,306 thousand) and USD 35,063thousand (JPY 4,176,352 thousand), respectively. (2) The Group entered into finance leases in respect to property and equipment with total capital value of USD 646 thousand (JPY 76,948 thousand) at the inception of the lease during the year. (3) The Group received securities assets of USD 10,565 thousand (JPY 1,258,344 thousand) for services performed. ※1-2 notes correspond with ※1-2 as denoted in the Consolidated Cashflow Statement

(Lease transaction)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)		Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)	
Operating leases		Operating leases	
Unearned lease expenses		Unearned lease expenses	
Within one year	3,894 (463,770)	Within one year	5,397 (642,873)
After one year	8,457 (1,007,264)	After one year	22,070 (2,628,774)
Total	12,350 (1,471,034)	Total	27,467 (3,271,648)

(Securities)
As of December 31, 2005

1. Trading securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on the consolidated balance sheet	Gain/loss included in the consolidated income statement
145 (17,282)	- (-)

2. Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amount on the consolidated balance sheet	Difference
Book value more than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	- (-)	- (-)	- (-)
Subtotal	- (-)	- (-)	- (-)
Book value is less than acquisition cost:			
1) Equity securities	14 (1,685)	14 (1,685)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	- (-)	- (-)	- (-)
Subtotal	14 (1,685)	14 (1,685)	- (-)
TOTAL	14 (1,685)	14 (1,685)	- (-)

(Note1) "Other" above is categorized into securities assets on the consolidated balance sheet.

3. Available-for-sale securities sold in the current fiscal period

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on sale	Gain on sale	Loss on sale
21,788 (2,595,144)	- (-)	44 (5,270)

4. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amount on the consolidated balance sheets
Available-for-sale securities	
(1) Unlisted securities	21,788 (2,595,144)
(2) Fund trust	880 (104,832)
(3) Investment in limited liability company	68 (8,087)
Total	22,736 (2,708,062)

(Note1) Available-for-sale securities above are categorized into investment in securities on the consolidated balance sheet.

5. Redemption schedule for held-to-maturity securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Debt securities				
Corporate bond	- (-)	617 (73,534)	- (-)	- (-)
Total	- (-)	617 (73,534)	- (-)	- (-)

As of December 31, 2006

1. Trading securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on the consolidated balance sheet	Gain/loss included in the consolidated income statement
63 (7,479)	44 (5,262)

2. Available-for-sale securities sold in the current fiscal period

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on sale	Gain on sale	Loss on sale
11,205 (1,334,611)	- (-)	- (-)

3. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amount on the consolidated balance sheets
Available-for-sale securities	
(1) Unlisted securities	32,853 (3,913,094)
(2) Fund trust	280 (33,369)
Total	33,133 (3,946,463)

4. Redemption schedule for held-to-maturity securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Debt securities				
Corporate bond	- (-)	640 (76,267)	- (-)	- (-)
Total	- (-)	640 (76,267)	- (-)	- (-)

(Derivative transactions)

Consolidated fiscal year-prior year (From January 1, 2005 to December 31, 2005) and current year (From January 1, 2006 to December 31, 2006)

The group has not entered into any derivative contracts.

(Employees' Retirement Benefits)

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)

1. Retirement benefit scheme
   Subsidiaries located in Hong Kong, PRC and U.S.A. apply defined-contribution retirement benefit plan.

2. Projected benefit obligation
   Not applicable.

3. Service cost and relative expenses
   Not applicable.

4. Basis of calculation to determine projected benefit obligation
   Not applicable.

Consolidated fiscal year-current year (From January 1, 2006 to December 31, 2006)

1. Retirement benefit scheme
   Subsidiaries located in Hong Kong, PRC and U.S.A. apply defined-contribution retirement benefit plan.

2. Projected benefit obligation (as of December 31, 2006)
   Not applicable.

3. Service cost and relative expenses
   Not applicable.

4. Basis of calculation to determine projected benefit obligation
   Not applicable.

(Taxation)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)

1 Major components of deferred tax assets and liabilities

(Deferred tax assets)	
Unutilized tax losses	18,074
	(2,152,744)
Subscription revenue received in advance	315
	(37,520)
Allowance for doubtful accounts	114
	(13,626)
Accruals	378
	(45,076)
Other	198
	(23,605)
Subtotal	19,080
	(2,272,570)
Valuation reserve	△ 18,074
	(△ 2,152,744)
Total deferred tax assets	1,006
	(119,826)
(Deferred tax liabilities)	
Allowance for doubtful accounts	△ 127
	(△ 15,127)
Depreciation and amortization	△ 36
	(△ 4,320)
Other	△ 67
	(△ 8,010)
Total deferred tax liabilities	△ 231
	(△ 27,457)
Net of deferred tax assets and deferred tax liabilities	776
	(92,370)

Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)

1 Major components of deferred tax assets and liabilities

(Deferred tax assets)	
Unutilized tax losses	17,809
	(2,121,172)
Allowance for doubtful accounts	119
	(14,122)
Accruals	289
	(34,409)
Other	158
	(18,765)
Subtotal	18,373
	(2,188,467)
Valuation reserve	△ 17,809
	(△ 2,121,172)
Total deferred tax assets	565
	(67,295)
(Deferred tax liabilities)	
Depreciation and amortization	△ 35
	(△ 4,142)
Revaluation of subsidiaries' assets and liabilities on consolidation	△ 3,965
	(△ 472,240)
Other	△ 1
	(△ 125)
Total deferred tax liabilities	△ 4,001
	(△ 476,506)
Net of deferred tax assets and deferred tax liabilities	△ 3,436
	(△ 409,212)

(Taxation)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)		Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)	
Net of deferred tax assets and deferred tax liabilities appear on the Consolidated Balance Sheets as follows:		Net of deferred tax assets and deferred tax liabilities appear on the Consolidated Balance Sheets as follows:	
Deferred tax assets – current	571	Deferred tax assets – current	340
	(68,068)		(40,468)
Deferred tax assets – non-current	204	Deferred tax assets – non-current	225
	(24,302)		(26,826)
Deferred tax liabilities – current	-	Deferred tax liabilities – current	-
	(-)		(-)
Deferred tax liabilities – non-current	-	Deferred tax liabilities – non-current	△ 4,001
	(-)		(△ 476,506)
2 Reconciliation between the normal statutory tax rate and the actual effective tax rate		2 Reconciliation between the normal statutory tax rate and the actual effective tax rate	
Tax at the applicable income tax rate	17.5%	Tax at the applicable income tax rate	17.5%
(Reconciliation)		(Reconciliation)	
Tax effect of expenses not deductible for tax purposes	902.4%	Tax effect of expenses not deductible for tax purposes	11.7%
Tax effect of income not taxable for tax purposes	△560.0%	Tax effect of income not taxable for tax purposes	△21.8%
Tax effect of unrecognized tax losses	38.1%	Tax effect of unrecognized tax losses	15.0%
Tax effect of utilization of tax losses not previously recognized	△151.2%	Effect of different tax rates of subsidiaries operating in other jurisdictions	13.6%
Effect of different tax rates of subsidiaries operating in other jurisdictions	298.3%	Tax credit	△ 24.6%
Other	22.9%	Other	7.9%
Tax effect and effective tax rate for the year	568.0%	Tax effect and effective tax rate for the year	19.3%
As the Company is a foreign company, there is a significant difference between "income before income taxes and minority interests" under IFRS(USD 13,889 thousand) and that under J GAAP(USD 518 thousand), which caused reconciliation items with large percentages.			

(Share options, warrants or share-based-payments granted or issued)

Consolidated fiscal year – current year (From January 1, 2006 to December 31, 2006)

Expenses recognized

Selling, general and administrative expenses - Directors' emolument USD 1,666 thousand (JPY 198,483 thousand)

Selling, general and administrative expenses – other USD 642 thousand (JPY 76,421 thousand)

Assets recognized

Goodwill USD 739 thousand (JPY 88,022 thousand)

(Share option)

Consolidated fiscal year – current year (From January 1, 2006 to December 31, 2006)

1. Outline, size and change of the number of share option

(1) Outline of share option

Company Name	The Company			
Year	2005	2006		
Type	Share Option	Share option (1)	Share option (2)	Share option (3)
Category and number of person designated	166 employees	2 directors	5 directors	209 employees
Class and number of objective shares (*1)	14,910 Ordinary shares	5,000 ordinary shares	6,000 ordinary shares	26,656 ordinary shares
Grant date	February 9, 2005	January 31, 2006	January 31, 2006	April 30, 2006
Terms and condition for vesting	1/3 grant vested on Dec 31 2005: 1/3 vested on Dec 31 2006; 1/3 vested on Dec 31 2007. (*2)	834 shares vested on each of Jan 31, Apr 30, Jul 30, Oct 31, 2006 & Jan 31, 2007 and 830 shares vested on Apr 30, 2007	1/4 grant vested on Apr 30, 2006, Jul 31, 2006, Oct 31, 2006 & Jan 31, 2007 (*2)	1/3 grant vested on Dec 31, 2006: 1/3 vested on Dec 31, 2007; 1/3 vested on Dec 31, 2008 (*2)
Service period required to be vested	From Feb 9, 2005 to Dec 31, 2007	-	From Jan 31, 2006 to Jan 31, 2007	From Apr 30, 2006 to Dec 31, 2008
Exercisable period	From Jan 1,2006 to Feb 8,2015	From Jan 31, 2006 to Feb 1, 2009	From Apr 30, 2006 to Feb 1, 2016	From Jan 1, 2007 to Apr 30, 2016

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Share option (4)	Restricted share (*4)	Share option
Category and number of person designated	1 employee	1 director	190 employees
Class and number of objective shares (*1)	114 ordinary shares	11,050,000 Class A Common Shares	11,198,180 Class A Common Shares
Grant date	July 1, 2006	June 13, 2006	July 11, 2006
Terms and condition for vesting	1/3 grant vested on Dec 31, 2006: 1/3 vested on Dec 31, 2007; 1/3 vested on Dec 31, 2008 (*2)	equally vested in 5 years commencing June 13, 2007 (*2)	1/2 to be vested by Dec 31, 2007 or upon certain corporate event, whichever is earlier; 1/4 vested on Dec 31, 2008, 1/4 vested on Dec 31, 2009 (*3)
Service period required to be vested	From July 1, 2006 to Dec 31, 2008	From June 13, 2006 to June 13, 2011	From July 11, 2006 to Dec 31, 2009
Exercisable period	From Jan 1, 2007 to Apr 30, 2016	From June 13, 2007 to June 13, 2011	From December 31, 2007 or upon certain corporate event, whichever is the earlier to July 11, 2011

(*1)The number of shares to be applied.
All options granted prior to 2006 have all been adjusted for the 2,000 to 1 share reverse share split in August 24, 2004 and 3 for 1 share split in September 22, 2005.

(*2)If employment is terminated for cause, vesting will cease and any un-exercised portion of the option will be forfeited immediately on the last employment date.
If employment is terminated voluntarily by the employee:
1)Unvested options (if any) which are scheduled to vest in the same calendar year of the termination will vest on the last day of that calendar year, and expire 12 months after the date of vesting
2)All unvested options (if any) scheduled to vest in subsequent years will be forfeited
3)All vested options can be exercised until expiration which will be the later of 12 months from the date of termination and 12 months after the date of vesting of any options in the year of termination (if any).

(*3) If employment is terminated with or without cause, vesting will cease on the last employment date. If employment is terminated for cause, any un-exercised portion of the option will be forfeited immediately on the last employment date. If employment is terminated voluntarily by the employee, vesting will cease and any un-exercised portion of the option will expire three months after the date of termination.

(*4) Issued shares which have the terms and conditions for vesting. The relevant shareholder does not obtain any shareholder's rights until the vesting period elapses. These shares are substantially equal to share options, therefore, accounting treatments are the same as that of share options.

(2) Size and change of the number of share option

(i) Number of objective shares of share option

(Unit: share)

Company Name	The Company				
Year	2005	2006			
Type	Share Option	Share Option (1)	Share Option (2)	Share Option (3)	Share Option (4)
Number of objective shares for unvested option					
Beginning balance of the period	9,940	-	-	-	-
Granted	-	5,000	6,000	26,656	114
Lapsed	-	-	-	708	-
Vested	4,970	3,336	4,500	8,653	38
Unvested balance	4,970	1,664	1,500	17,295	76
Number of objective shares for vested option					
Beginning balance of the period	4,970	-	-	-	-
Vested	4,970	3,336	4,500	8,653	38
Exercised	1,150	-	-	-	-
Lapsed	426	-	-	110	-
Unexercised balance	8,364	3,336	4,500	8,543	38

Company Name	Xinhua Finance Media Limited	
Year	2006	
Type	Restricted share	Share Option
Number of objective shares for unvested option		
Beginning balance of the period	-	-
Granted	11,050,000	11,198,180
Lapsed	-	500,039
Vested	-	-
Unvested balance	11,050,000	10,698,141
Number of objective shares for vested option		
Beginning balance of the period	-	-
Vested	-	-
Exercised	-	-
Lapsed	-	-
Unexercised balance	-	-

(ii) Unit price information

Company Name	The Company				
Year	2005	2006			
Type	Share Option	Share Option (1)	Share Option (2)	Share Option (3)	Share Option (4)
Exercise price	JPY 49,316	JPY 74,247	JPY 71,844	JPY 71,844	JPY 71,844
Average price of shares upon exercise	JPY 92,028	-	-	-	-
Fair value of option at grant date per option	-	-	-	-	USD 252.92

Company Name	Xinhua Finance Media Limited	
Year	2006	
Type	Restricted Share	Share Option
Exercise price	USD 0.001	USD 0.78
Average price of shares upon exercise	-	-
Fair value of option at grant date	USD 0.60	USD 0.14

2. Valuation Method for Share Option

Determination of estimated fair value of share option granted during the current fiscal period is as follows.

(1) Valuation method used

(i) Share option : Black-Scholes Model, Binominal Model and its variants

(2) Factors and basis of estimation

Company Name	The Company			
Type	Share Option (1)	Share Option (2)	Share Option (3)	Share Option (4)
Price volatility (*1)	60%	60%	60%	60%
Estimated remaining exercisable period (*2)	3 years	10 years	10 years	10 years
Estimated dividend (*3)	NIL	NIL	NIL	NIL
Free risk rate (*4)	1.47%	1.47%	1.91%	1.91%

Company Name	Xinhua Finance Media Limited	
Type	Restricted Share	Share Option
Price volatility (*1)	38.2%	38.3%
Estimated remaining exercisable period (*2)	5 years	3.61 years
Estimated dividend (*3)	NIL	NIL
Free risk rate (*4)	5.41%	5.68%

(*1) In determination of volatility, the valuer has considered the volatility of the Company one year prior to the issuance of share option. The volatility is measured based on the weekly price change and we consider the volatility measured on weekly basis provided a reasonable estimation for the expected volatility.

(*2) It is assumed that the grantee will exercise the option at the time of vesting, therefore, it is calculated in assumption that the estimated remaining period of share options equals to service period required to be vested.

(*3) With reference to the track record, it is assumed the dividend is zero during the estimated option life attributable to ordinary shares.

(*4) Yield of Chinese treasury bond applicable to the estimated remaining period of options.

3. Determination of estimation for number of share option to be vested

Actual lapsed number shall be considered because grantee will exercise the option at the time of vesting.

(Warrant and Share-based payment)

Consolidated fiscal year – current year (From January 1, 2006 to December 31, 2006)

1. Outline, size and change of warrant and share-based payment

(1) Outline of warrant and share-based payment

Company Name	The Company			
Year	2004	2005	2006	
Type	Share-Based Payment	Share-Based Payment	Warrant	Share-based payment (1)
Category and number of person designated	230 employees	2 directors of the group, 1 adviser and 3 employees	1 third party	1 third party
Class and number of objective shares (*2)	79,129.26 Ordinary shares	28,168 ordinary shares	20,000 ordinary shares	2,000 ordinary shares
Grant date (*1)	Apr 6; Jun 17, 21, 22, 30; Jul 11& 19; Aug 16 & 20; Dec 28 & 30, 2004 (*3)	Jul 15, Sept 15 & Dec, 2005	February 14, 2006	February 14, 2006
Exercisable period	-	-	From February 15, 2007 to February 16, 2009	-

Company Name	The Company		
Year	2006		
Type	Share-based payment (2)	Share-based payment (3)	Share-based payment (4)
Category and number of person designated	1 third party	2 directors and 4 employees	1 director
Class and number of objective shares (*2)	1,500 ordinary shares	18,107 ordinary shares	800 ordinary shares
Grant date (*1)	July 25, 2006	September 6, 2006	September 22, 2006
Exercisable period	-	-	-

Company Name	Xinhua Finance Media Limited	
Year	2006	
Type	Warrant(1)	Warrant(2)
Category and number of person designated	1 shareholder	1 consultant
Class and number of objective shares (*2)	4,099,968 Class A Common Shares	630,000 Class A Common Shares
Grant date (*1)	September 22, 2006	December 7, 2006
Exercisable period	From September 22, 2006 to September 22, 2011	From December 7, 2006 to December 7, 2011

(*1)Contract date as for the share-based payment

(*2)The number of shares to be applied.

All shares and options granted prior to 2006 have all been adjusted for the 2,000 to 1 share reverse share split in August 24, 2004 and 3 for 1 share split in September 22, 2005.

(*3) Detailed terms and conditions are approved by the board in April 2004.

(2) Size and change of the number of warrant

(i) Number of objective shares of warrant

(Unit: share)

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Warrant	Warrant(1)	Warrant(2)
Number of objective shares for vested option			
Beginning balance of the period	-	-	-
Vested	20,000	4,099,968	630,000
Exercised	-	-	-
Lapsed	-	-	-
Unexercised balance	20,000	4,099,968	630,000

(ii) Unit price information

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Warrant	Warrant(1)	Warrant(2)
Exercise price	JPY 82,500	USD 3.659	USD 3.659
Average price of shares upon exercise	-	-	-
Fair value of option at grant date per warrant	USD 8.44	USD 0.15	USD 0.18

2. Valuation Method for Warrant

Determination of estimated fair value of warrant granted during the current fiscal period is as follows.

(1) Valuation method used

(i) warrant : Black-Scholes Model, Binominal Model and its variants

(2) Factors and basis of estimation

Company Name	The Company	Xinhua Finance Media Limited	
Year	2006	2006	
Type	Warrant	Warrant(1)	Warrant(2)
Price volatility (*1)	34.04%	45%	44%
Estimated remaining exercisable period (*2)	2 years	5 years	5 years
Estimated dividend (*3)	NIL	NIL	NIL
Free risk rate (*4)	4.35%	5.11%	4.91%

(*1) In determination of volatility, the valuer has considered the volatility of the Company one year prior to the issuance of warrant. The volatility is measured based on the weekly price change and we consider the volatility measured on weekly basis provided a reasonable estimation for the expected volatility.

(*2) It is calculated in assumption that the estimated remaining period of warrant equals to exercisable period.

(*3) With reference to the track record, it is assumed the dividend is zero during the estimated warrant life attributable to ordinary shares.

(*4) Yield of Chinese treasury bond applicable to the estimated remaining period of warrant.

(Segment information)
【Business segment】

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)

The Group is engaged solely in financial information business which includes distribution of market indices, financial news, credit ratings, investor relations services and other relevant services. Thus, information of business segmentation are omitted.

Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)

The group is engaged in the provision and distribution of financial and related information and services via multiple channels. Our offerings include market indices, financial news, credit ratings, investor relations and media and advertising related services. The group operates in one business segment thus information on business segmentation is omitted.

【Regional segmental information】

Consolidated fiscal year – prior year (From January 1, 2005 to December 31, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Others	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss							
Sales							
(1) Outside customer	4,630	33,653	71,451	277	110,010	-	110,010
	(551,432)	(4,008,378)	(8,510,527)	(32,959)	(13,103,296)	(-)	(13,103,296)
(2) Inter segment or transfer	-	7,418	1,157	8,855	17,430	△ 17,430	-
	(-)	(883,571)	(137,868)	(1,054,703)	(2,076,142)	(△2,076,142)	(-)
Total	4,630	41,071	72,608	9,132	127,441	△ 17,430	110,010
	(551,432)	(4,891,949)	(8,648,395)	(1,087,661)	(15,179,438)	(△2,076,142)	(13,103,296)
Operating expenses	4,807	30,950	78,944	8,701	123,402	△ 16,864	106,538
	(572,517)	(3,686,493)	(9,403,038)	(1,036,376)	(14,698,424)	(△2,008,631)	(12,689,793)
Operating income (△ loss)	△ 177	10,121	△ 6,336	431	4,038	△ 567	3,472
	(△21,085)	(1,205,457)	(△754,643)	(51,285)	(481,014)	(△67,511)	(413,503)
Assets	1,324	75,509	186,531	105,453	368,817	-	368,817
	(157,654)	(8,993,820)	(22,217,749)	(12,560,523)	(43,929,746)	(-)	(43,929,746)

Note

1 Location segments are based on geographical proximity.

2 Main countries or locations which do not belong to Japan:

(1) Asia ...... Hong Kong, China, Singapore and other locations.

(2) North America......U.S.A.

(3) Other locations...... .U.K. and other locations.

Consolidated fiscal year – current year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Others	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss							
Sales							
(1) Outside customer	1,366	84,982	84,824	3,791	174,963	-	174,963
	(162,668)	(10,122,202)	(10,103,419)	(451,530)	(20,839,820)	(-)	(20,839,820)
(2) Inter segment or transfer	-	8,880	36	228	9,144	△ 9,144	-
	(-)	(1,057,669)	(4,258)	(27,179)	(1,089,107)	(△1,089,107)	(-)
Total	1,366	93,862	84,860	4,019	184,107	△ 9,144	174,963
	(162,668)	(11,179,872)	(10,107,677)	(478,710)	(21,928,927)	(△1,089,107)	(20,839,820)
Operating expenses	1,533	67,997	84,559	26,414	180,502	△ 6,674	173,829
	(182,555)	(8,099,105)	(10,071,860)	(3,146,120)	(21,499,640)	(△794,919)	(20,704,721)
Operating income (△ loss)	△ 167	25,865	301	△ 22,395	3,604	△ 2,470	1,134
	(△19,886)	(3,080,766)	(35,817)	(△2,667,410)	(429,287)	(△294,188)	(135,099)
Assets	1,944	511,598	195,133	57,266	765,941	-	765,941
	(231,519)	(60,936,494)	(23,242,346)	(6,820,908)	(91,231,267)	(-)	(91,231,267)

Note

1 Location segments are based on geographical proximity.

2 Main countries or locations which do not belong to Japan:

(1) Asia ...... Hong Kong, China, Singapore and other locations.

(2) North America......U.S.A.

(3) Other locations...... U.K., British West Indies and other locations

【Overseas sales】

Consolidated fiscal year – prior year (From January 1, 2005 to December 31, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Oversea sales	17,381 (2,070,194)	64,912 (7,731,683)	18,718 (2,229,469)	1,105 (131,653)	102,116 (12,162,999)
II Consolidated sales	- (-)	- (-)	- (-)	- (-)	110,010 (13,103,296)
III Ratio of overseas sales which accounts for consolidated sales (%)	15.8%	59.0%	17.0%	1.0%	92.8%

Note

1 Location segments are based on the geographical proximity.

2 Main countries or locations which do not belong to Japan.

(1)Asia ...... Hong Kong, China, Singapore and other locations

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and other locations

(4)Other......Australia, South America and other locations

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic countries or locations.

Consolidated fiscal year – current year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Oversea sales	74,430 (8,865,360)	73,608 (8,767,461)	19,631 (2,338,248)	1,889 (224,990)	169,558 (20,196,058)
II Consolidated sales	- (-)	- (-)	- (-)	- (-)	174,963 (20,839,820)
III Ratio of overseas sales which accounts for consolidated sales (%)	42.5%	42.1%	11.2%	1.1%	96.9%

Note

1 Location segments are based on the geographical proximity.

2 Main countries or locations which do not belong to Japan.

(1)Asia ...... Hong Kong, China, Singapore and other locations

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and other locations

(4)Other......Australia, South America and other locations

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic countries or locations.

【Related party transactions】

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)

Sister company

(1) Category
Sister company

(2) Name of the related party
NIS Securities Co., Ltd.

(3) Address
Shinjuku-ku, Tokyo

(4) Share capital
JPY1,620 million

(5) Nature of business
A securities company

(6) Ratio of voting right (held by the Company / held by the related party)
None

(7) Relationship
Concurrency of directors
None
Business relationship
None

(8) Nature of transactions
Underwriter of the Company's share upon a share issuance

(9) Amount
USD 4,367 thousand (JPY 520,147 thousand)

(10) Name of account
Share issuance related expense

(11) Remaining balance as of the year end
None

Terms and condition of the agreement are determined in third arms' length.

Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)

Directors and major individual shareholders

(1) Category
Company with more than 50% of voting rights held by the director of the Company

(2) Name of the related party
SBI USA, LLC

(3) Address
610 Newport Center Drive, Suite 1205, Newport Beach, CA92666

(4) Nature of business
Investment advisory

(5) Ratio of voting right held by the related party
Direct 0.20%

(6) Relationship
Concurrency of directors
One director
Business relationship
Financial advisor of the Company

(7) Nature of transactions
Payment of commission fee

(8) Amount
USD 1,000 thousand (JPY119,110 thousand)

(9) Name of account
Bond issuance cost

(10) Remaining balance on balance sheet as of the year end
USD 967 thousand (JPY115,140 thousand)

Terms and condition of the agreement are determined in third arms' length.

(Per share information)

(Unit: U.S. Dollars (Japanese Yen))

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
Net assets per Share	305.65 (36,405.58) Suspense account of share exchange included in share premium is excluded from the process of calculation of net assets per share.	326.93 (38,940.63)
Net income / loss (△) per share	△4.25 (△506.32)	12.23 (1,456.43)
Diluted net income per share	For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. On September 22, 2005, the Company made a share split by way of a free share distribution at the rate of 2 shares for each outstanding 1 share. If the share split had been effective from the beginning of the prior year, the per share information would have been as follows; Net assets per share 239.89 (28,573.08) Net loss per share 34.65 (4,126.57) The diluted net income per share is not stated because of the net loss position.	11.57 (1,378.69)

(Note) Basis of calculation for the net income / loss (△) and diluted net income / loss per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
Net income / loss (△) per share		
Net income/ loss (△) for the year	△2,814 (△335,226)	10,760 (1,281,662)
Net Income / loss (△) NOT attributed to ordinary shareholders	− (−)	− (−)
Net income/ loss (△) attributed to ordinary shares	△2,814 (△335,226)	10,760 (1,281,662)
Average number of ordinary shares during the year (shares)	662,085.34	880,001.21
Diluted net income per share		
Adjustment on net income / loss (△) for the year	− (−)	− (−)
Number of ordinary shares to be increased (shares)	−	50,115.66
(increased by share subscription rights)	(−)	(50,115.66)
Overview of potential shares without dilutive effect excluded from the formula of diluted earnings per share for the year	3 types of share subscription rights (Number of shares to be issued upon exercise : 20,043 shares)	1 type of share subscription rights (Number of shares to be issued upon exercise : 114 shares)

(Significant subsequent events)

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
1. On January 12, 2006, the Company has completed acquisition of Ming Shing International Ltd. (1) Purpose of the acquisition The acquisition advances the Company's strategy of leveraging the value of existing content offerings and enhancing distribution and financial markets communications capabilities across China. (2) Outline of Ming Shing International Ltd. Address : Hong Kong, Beijing, Shanghai. Business : Advertising (3) Outline of the acquisition ① Method of acquisition Acquired ordinary shares (1,000 shares, 100%) of Ming Shing International Ltd. ② Acquisition cost and payment term Initial consideration of USD29,000 thousand was settled by cash. The subsequent consideration to be determined based on the performance of Ming Shing International Ltd. in 2005, 2006 and 2007 will be settled by cash and the Company's ordinary shares. ③ Name of Sellers Lu Chin Chien ④ Date of acquisition January 12, 2006	1. On January 9, 2007, the Company has acquired the entire remaining equity stake in Glass Lewis & Co., LLC and completed the entire acquisition. (1) Purpose of the acquisition The acquisition advances the Company to expand its business into the services helping investors make more informed investment and proxy voting decisions. (2) Outline of Glass Lewis & Co. Address : San Francisco, U.S.A. Sales : USD 5,600 thousands (December 2005) Total assets : USD 6,059 thousands (December 2005) Business : Investment research and global proxy advisory services for institutional investors (3) Outline of the acquisition ① Method of acquisition Purchased an initial 19.9% equity stake on August 9, 2006, and acquired the entire remaining equity stake 80.1% on January 9, 2007. ② Acquisition cost and payment term Consideration of equity stake of 80.1% is USD 38,095 thousands. USD 13,756 thousands was paid by cash and the remaining USD 24,339 thousands was paid by 43,975 common shares of the Company. The number of shares was calculated based on the average market price of the Company's common shares during 15 trading days ending December 29, 2006 on the Tokyo Stock Exchange. ③ Name of Sellers Mr. Gregory P. Taxin Mr. Kevin J. Cameron Rustic Canyon Ventures SBIC, LP Abigail E. Disney Living Trust Susan Disney Lord Living Trust Shamrock Estates Limited LLC Ojibawa Investment Partners ④ Date of acquisition January 9, 2007

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
2. On January 23, 2006, the Board of Directors resolved that the Company would grant stock option as follows: (1) Grant to independent directors ① Grantees of the option 2 independent directors ② Number of stock options to be granted 2 ③ Class and number of shares to be issued pursuant to the stock option 5,000 ordinary shares ④ Issue price of the stock option No consideration ⑤ Strike price JPY 74,247 per share (Based upon the average closing price of the Company's share for the 15 trading days ending January 20, 2006 at Tokyo Stock Exchange) ⑥ Exercisable period From January 31, 2006 to January 31, 2009 (2) Grant to directors ① Grantees of the options 5 directors/non-executive directors ② Number of stock options to be granted 5 ③ Class and number of shares to be issued pursuant to the stock option 6,000 ordinary shares ④ Issue price of the stock option No consideration ⑤ Strike price JPY 71,844 per share (Based upon the average closing price of the Company's share for the 90 days ending December 31, 2005 at Tokyo Stock Exchange) ⑥ Exercisable period From January 31, 2006 to January 31, 2016	2. On January 3, 2007, the Company's subsidiary, Mergent Inc. completed the acquisition of Kinetic Information System Services Limited. (1) Purpose of the acquisition The acquisition advances the Company's strategy of providing real time index calculation services. (2) Outline of Kinetic Information System Services Limited Address : London, England Sales : £ 955 thousands Total Assets : £ 392 thousands Business : providing real time index calculation services and portfolio index analysis. (3) Outline of the acquisition ① Method of acquisition Acquired ordinary shares 100% (106,383 shares) of Kinetic Information System Services Limited ② Acquisition costs and payment terms £ 4,000thousands of consideration settled by cash. £ 1,000thousands paid into escrow. £ 500thousands to be released to sellers on December 31 2007 if certain key employees remain employed by Kinetic. Up to £ 500thousands to be released to sellers on December 31, 2007 if certain key customers have not terminated their contracts. ③ Name of Sellers David J. Goodman Keith R. Frewin, Gavin Casey Lesley Casey Dawnay Bay Corporate Finance Limited Beverley Goodman The Estate of Sir Michael Richardson ④ Date of acquisition January 3, 2007

Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Consolidated fiscal year -current year (From January 1, 2006 to December 31, 2006)
3. On March 2, 2006, the Company entered into contract to acquire Beijing Alpha Financial Engineering Limited (1) Purpose of the acquisition The purpose of the acquisition is to deepen and broaden Xinhua Finance's offering by providing comprehensive index services and better investment solutions and tools. (2) Outline of Beijing Alpha Financial Engineering Limited Address: Beijing, China Revenue: USD 259 thousand (For the year ended December 31, 2005) Share capital: RMB 2,500 thousand Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments (3) Outline of the acquisition ① Method of acquisition Xinhua Finance will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Limited from its shareholders. ② Acquisition cost and payment term The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000. ③ Name of Sellers Chen Bing Ma Yuewen ④ Schedule of the acquisition The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.	3. The Company's subsidiary, Xinhua Finance Media Limited, filed the registration form for the initial public offering on the Nasdaq Global Market in the United States. The registration statement was declared effective on March 8, 2007 and the listing of shares commenced on March 9, 2007. This is an initial public offering of American depositary shares (ADS) and the three selling shareholders other than the Company are offering additional ADSs. Each ADS represents two common shares. (1) Number of shares To be issued: 17,307,923 ADSs represent 34,615,846 A Common Shares To be sold: 5,769,000 ADSs represent 11,538,000 A Common Shares (2) Offering price and Sales price: USD13.00 per ADS USD 299,999,999 in total (3) Underwriting discounts and commissions: USD0.91 per ADS USD21,000,000 in total (4) Proceeds to Xinhua Finance Media, before expenses USD12.09 per ADS USD209,252,789 in total (5) Proceeds to the selling shareholders, before expenses USD12.09 per ADS USD69,747,210 in total (6) Amount to be capitalized as the Share capital USD 34,615.85 (7) Due date of payment March 13, 2007 (8) Purpose for fund (1) Approximately $50 million to repay certain outstanding indebtedness to parent company and Xinhua Financial Network Limited. (2) An undetermined amount for strategic acquisitions of complementary businesses. (3) The balance to fund working capital and for other general corporate purposes.

⑤ Consolidated supporting schedules

【Schedule of bond】

(Unit: Thousand of U.S. Dollar (Thousand of Japanese Yen))

Company	Description	Date of issue	Balance at the beginning of the year	Balance at the end of the year	Interest rate (%)	Assets collateralized	Date of maturity
Xinhua Finance Limited	Senior Guaranteed Notes in US dollars	21/Nov/2006	- (-)	99,073 (11,800,581)	10%	—	21/Nov/2011
Total	—	—	- (-)	99,073 (11,800,581)	—	—	—

(Note) Annual maturities of bond as of December 31, 2006 for the next five years were as follows:

(Unit: Thousand of U.S. Dollar (Thousand of Japanese Yen))

Within 1 year	Over 1 year to 2 year	Over 2 year to 3 year	Over 3 year to 4 year	Over 4 year to 5 year
- (-)	- (-)	- (-)	- (-)	99,073 (11,800,581)

【Schedule of loans and obligations】

(Unit: Thousand of U.S. Dollar (Thousand of Japanese Yen))

Category	Balance at the beginning of the year	Balance at the end of the year	Average interest rate (%)	Repayment date
Short-term bank loans	7,608 (906,147)	19,056 (2,269,721)	5.35	—
Current portion of long-term bank loans	21,341 (2,541,940)	6,403 (762,675)	5.81	—
Long-term bank loans (excluding current portion)	16 (1,959)	10,000 (1,191,100) (Note.4)	(Note.3)	2008
Other interest-bearing obligation Obligation under finance lease -due within one year	29 (3,423)	63 (7,548)	16.42	—
Obligation under finance lease -due after one year	25 (3,002)	90 (10,691)	15.12	2008
Total	29,019 (3,456,471)	35,612 (4,241,734)	—	—

(Note) 1 "Average interest rate" is the weighted average interest rate based on the balance at the end of the fiscal year.

2 Schedule of the repayment of long-term bank loans (excluding current portion) for each of the next five years is as follows:

Category	Due in the second year	Due in the third year	Due in the forth year	Due in the fifth year
Long-term bank loans (excluding current portion)	10,000 (1,191,100)	— (—)	— (—)	— (—)
Other interest-bearing obligation (Obligation under finance lease)	90 (10,691)	— (—)	— (—)	— (—)

3 Interest rate at London Inter-bank Offered Rate plus 2.75% per annum.

4 The Loan raised by a consolidated subsidiary with rights to convert into common shares of the subsidiary. The loan is automatically converted to common shares on IPO of the subsidiary.

(2) Individual Financial Information

① Balance sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Fiscal year - prior year (As of December 31, 2005)		Fiscal year - current year (As of December 31, 2006)	
Item	Note	Amount	(%)	Amount	(%)
(Assets)					
I Current assets					
Cash and bank balances		13 (1,604)		144 (17,152)	
Short-term loan		- (-)		3,587 (427,274)	
Loans receivable from related companies		910 (108,439)		48 (5,750)	
Other receivables	※4	98,434 (11,724,513)		233,437 (27,804,690)	
Other		- (-)		19 (2,301)	
Total current assets		99,358 (11,834,557)	33.2	237,236 (28,257,167)	51.1
II Non-current assets					
Investments and other assets					
Investment in subsidiaries	※2	198,290 (23,618,377)		210,324 (25,051,745)	
Securities assets		- (-)		10,512 (1,252,046)	
Loans receivable from related companies		1,556 (185,288)		2,414 (287,495)	
Total investments and other assets		199,846 (23,803,665)	66.8	223,250 (26,591,286)	48.1
Total non-current assets		199,846 (23,803,665)	66.8	223,250 (26,591,286)	48.1
III Deferred assets					
Bond issuance cost		- (-)		3,721 (443,176)	
Total deferred assets		- (-)	-	3,721 (443,176)	0.8
Total assets		299,204 (35,638,222)	100.0	464,206 (55,291,629)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Fiscal year - prior year (As of December 31, 2005)		Fiscal year - current year (As of December 31, 2006)	
Item	Note	Amount	(%)	Amount	(%)
(Liabilities)					
I Current liabilities					
Other payables	※4	446 (53,099)		575 (68,443)	
Accrued expenses		64 (7,623)		1,096 (130,532)	
Payables to shareholders	※1	9,702 (1,155,609)		35,871 (4,272,617)	
Provision for directors' bonus		- (-)		1,228 (146,282)	
Total current liabilities		10,212 (1,216,332)	3.4	38,770 (4,617,873)	8.4
II Non-current liabilities					
Bond		- (-)		99,073 (11,800,581)	
Long-term other payables	※1	8,373 (997,315)		38,311 (4,563,217)	
Total non-current liabilities		8,373 (997,315)	2.8	137,384 (16,363,798)	29.6
Total liabilities		18,585 (2,213,646)	6.2	176,154 (20,981,671)	38.0
(Capital and reserves)					
I Share capital	※5	2,091 (249,055)	0.7		
II Capital surplus					
Share premium		258,620 (30,804,197)			
Other capital surplus					
Suspense account of share exchange	※3	30,431 (3,624,668)			
Total capital surplus		289,051 (34,428,865)	96.6		
III Accumulated deficit					
Accumulated loss carried forward		10,523 (1,253,345)			
Total accumulated deficit		△ 10,523 (△ 1,253,345)	△ 3.5		
Total shareholders' equity		280,619 (33,424,576)	93.8		
Total liabilities and shareholders' equity		299,204 (35,638,222)	100.0		
(Net assets)					
I Shareholders' equity					
Share capital				2,389 (284,532)	0.5
Capital surplus					
Share premium				302,191 (35,993,989)	
Total capital surplus				302,191 (35,993,989)	65.1
Earned surplus					
Other earned surplus					
Earned surplus brought forward				△ 16,542 (△ 1,970,318)	
Total earned surplus				△ 16,542 (△ 1,970,318)	△ 3.6
Total shareholders' equity				288,038 (34,308,202)	62.0
II Share subscription rights				15 (1,756)	0.0
Total net assets				288,053 (34,309,958)	62.0
Total liabilities and net assets				464,206 (55,291,629)	100.0

②Income statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Fiscal year -prior year (From January 1, 2005 to December 31, 2005)			Fiscal year -current year (From January 1, 2006 to December 31, 2006)		
Item	Note	Amount		(%)	Amount		(%)
I Turnover	※1		8,186 (975,008)	100.0		9,371 (1,116,217)	100.0
II Cost of sales							
Group service expenses	※1	4,796 (571,275)			5,709 (680,031)		
Commissions and service fees		- (-)	4,796 (571,275)	58.6	1,050 (125,066)	6,759 (805,096)	72.1
Gross profit			3,390 (403,733)	41.4		2,612 (311,121)	27.9
III Selling, general and administrative expenses							
Directors' emoluments		900 (107,199)			1,026 (122,207)		
Salaries		492 (58,602)			560 (66,701)		
Commissions, fees and charges		1,869 (222,661)			2,600 (309,645)		
Provision for directors' bonus		- (-)			1,228 (146,282)		
Other		46 (5,449)	3,307 (393,910)	40.4	- (-)	5,414 (644,835)	57.8
Operating income / loss (△)			82 (9,823)	1.0		△ 2,802 (△ 333,714)	△ 29.9
IV Non-operating income							
Interest income	※1	158 (18,768)	158 (18,768)	1.9	97 (11,500)	97 (11,500)	1.0
V Non-operating expenses .							
Interest expense		35 (4,140)			997 (118,735)		
Interest expense for bond		- (-)			1,128 (134,339)		
Share issuance related expenses	※2	4,443 (529,183)			103 (12,296)		
Commissions, fees and charges		- (-)			958 (114,107)		
Other		- (-)	4,478 (533,323)	54.7	128 (15,282)	3,314 (394,759)	35.3
Ordinary loss			4,238 (504,732)	△ 51.8		6,019 (716,974)	△ 64.2
Loss before income taxes			4,238 (504,732)	△ 51.8		6,019 (716,974)	△ 64.2
Income taxes (current)		- (-)			- (-)		
Income taxes (deferred)		- (-)	- (-)	-	- (-)	- (-)	-
Net loss for the year			4,238 (504,732)	△ 51.8		6,019 (716,974)	△ 64.2
Accumulated deficit brought forward from the prior year			6,285 (748,613)				
Accumulated deficit at the year end			10,523 (1,253,345)				

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount		(%)	Fiscal year -current year (From January 1, 2006 to December 31, 2006) Amount		(%)
I Turnover	※1		8,186 (975,008)	100.0		9,371 (1,116,217)	100.0
II Cost of sales							
Group service expenses	※1	4,796 (571,275)			5,709 (680,031)		
Commissions and service fees		- (-)	4,796 (571,275)	58.6	1,050 (125,066)	6,759 (805,096)	72.1
Gross profit			3,390 (403,733)	41.4		2,612 (311,121)	27.9
III Selling, general and administrative expenses							
Directors' emoluments		900 (107,199)			1,026 (122,207)		
Salaries		492 (58,602)			560 (66,701)		
Commissions, fees and charges		1,869 (222,661)			2,600 (309,645)		
Provision for directors' bonus		- (-)			1,228 (146,282)		
Other		46 (5,449)	3,307 (393,910)	40.4	- (-)	5,414 (644,835)	57.8
Operating income / loss (△)			82 (9,823)	1.0		△ 2,802 (△ 333,714)	△ 29.9
IV Non-operating income							
Interest income	※1	158 (18,768)	158 (18,768)	1.9	97 (11,500)	97 (11,500)	1.0
V Non-operating expenses							
Interest expense		35 (4,140)			997 (118,735)		
Interest expense for bond		- (-)			1,128 (134,339)		
Share issuance related expenses	※2	4,443 (529,183)			103 (12,296)		
Gain from relief of debt		- (-)			958 (114,107)		
Other		- (-)	4,478 (533,323)	54.7	128 (15,282)	3,314 (394,759)	35.3
Ordinary loss			4,238 (504,732)	△ 51.8		6,019 (716,974)	△ 64.2
Loss before income taxes			4,238 (504,732)	△ 51.8		6,019 (716,974)	△ 64.2
Income taxes (current)		- (-)			- (-)		
Income taxes (deferred)		- (-)	- (-)	-	- (-)	- (-)	-
Net loss for the year			4,238 (504,732)	△ 51.8		6,019 (716,974)	△ 64.2
Accumulated deficit brought forward from the prior year			6,285 (748,613)				
Accumulated deficit at the year end			10,523 (1,253,345)				

③Disposition of loss statement and Statement of change in net assets

Deposition of loss statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Fiscal year -prior year (March 10 , 2006)
Item	Note	Amount
I Accumulated deficit at the year end		10,523 (1,253,345)
II Disposition of deficit		- (-)
III Accumulated deficit carried forward		10,523 (1,253,345)

Note: The approval date is the date of which Board of director approved in the Board meeting.

Statement of changes in net assets

Fiscal year (From January 1, 2006 to December 31, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Shareholders' equity								
		Capital surplus			Retained earnings				
	Share capital	Share premium	Other capital surplus Suspense account of share exchange	Total capital surplus	Retained earnings-other than legal reserve Accumulated profit	Total retained earnings	Total shareholders' equity	Share subscription rights	Total net assets
Beginning balance at Jan 1, 2006	2,091 (249,055)	258,620 (30,804,197)	30,431 (3,624,668)	289,051 (34,428,865)	△ 10,523 (△ 1,253,345)	△ 10,523 (△ 1,253,345)	280,619 (33,424,576)	- (-)	280,619 (33,424,576)
Changes of items during the year									
Issuance of new shares	82 (9,785)	2,267 (269,979)	- (-)	2,267 (269,979)	- (-)	- (-)	2,349 (279,765)	- (-)	2,349 (279,765)
Share-based payment	48 (5,774)	6,312 (751,826)	- (-)	6,312 (751,826)	- (-)	- (-)	6,361 (757,600)	- (-)	6,361 (757,600)
Share premium increased upon share exchange	167 (19,917)	22,480 (2,677,636)	25,608 (3,050,161)	48,088 (5,727,797)	- (-)	- (-)	48,256 (5,747,714)	- (-)	48,256 (5,747,714)
Settlement of suspense account of share exchange by issuance of new shares	- (-)	12,512 (1,490,351)	△ 12,512 (△ 1,490,351)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)
Effect of change in accounting policy	- (-)	- (-)	△ 43,527 (△ 5,184,478)	△ 43,527 (△ 5,184,478)	- (-)	- (-)	△ 43,527 (△ 5,184,478)	- (-)	△ 43,527 (△ 5,184,478)
Net income / loss (△)	- (-)	- (-)	- (-)	- (-)	△ 6,019 (△ 716,974)	△ 6,019 (△ 716,974)	△ 6,019 (△ 716,974)	- (-)	△ 6,019 (△ 716,974)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	15 (1,756)	15 (1,756)
Total changes during the year	298 (35,476)	43,571 (5,189,792)	△ 30,431 (△ 3,624,668)	13,140 (1,565,124)	△ 6,019 (△ 716,974)	△ 6,019 (△ 716,974)	7,419 (883,627)	15 (1,756)	7,433 (885,382)
Ending balance at Dec 31, 2006	2,389 (284,532)	302,191 (35,993,989)	- (-)	302,191 (35,993,989)	△ 16,542 (△ 1,970,318)	△ 16,542 (△ 1,970,318)	288,038 (34,308,202)	15 (1,756)	288,053 (34,309,958)

Basis of presenting the financial statements

Item	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Fiscal year-current year (From January 1, 2006 to December 31, 2006)
1 Valuation basis and method for assets	(1) Securities Investment in subsidiaries Cost method based on the moving-average cost method is applied.	(1) Securities (a) Investment in subsidiaries Same as on the left. (b) Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the year ended balance sheet date is applied. (Unrealized gain or loss is accounted for as a net asset item, and costs of sales are based on the moving-average method.) -With no fair value Cost method based on the moving-average method is applied.
2 Deferred assets	―――	(1) Bond issuance cost Bond issuance cost is amortized by the straight-line method over redemption period.
3 Allowance, reserve and provision	(1) Allowance for doubtful accounts The allowance has been determined by evaluation of respective potential losses in the receivables outstanding.	(1) Allowance for doubtful accounts Same as on the left. (2) Provision for directors' bonus Provision for directors' bonus is provided for payment of bonuses to directors based on the estimated amount applicable to the fiscal year.
4 Other significant items for the preparation of the financial statements	Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=119.11, from the Tokyo Foreign Exchange Market as of December 29, 2006. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Conversion of dollars into yen Same as on the left.

Change in accounting policy

Fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Fiscal year-current year (From January 1, 2006 to December 31, 2006)
―――――――	(Presentation of net assets in the balance sheet) Effective from this year, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet" (Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation is USD 288,038 thousand (JPY 34,308,202thousand). For the change of Financial Statements Rules, net assets in the balance sheet is presented in accordance with the revised Financial Statements Rules. (Accounting Standard for Share-based Payment) Effective from the year end disclosure, the Company adopted "Accounting Standard for Share-based Payment" (Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet" (Guidance No. 11, announced by Accounting Standard Board of Japan on May 31, 2006). The effect of this change is to increase operating loss and increase ordinary loss and loss before income taxes by USD 15 thousand (JPY 1,756 thousand) for the year ended December 31, 2006, respectively. (Suspense account of share exchange) Until previous years, the Company recognized the suspense account of share exchange in the net assets as share premium. In accordance with the ASBJ Guidance No., 10 issued on October 31, 2003 Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures ("Business Combination Accounting Standards"), unissued shares for acquisition of its subsidiaries should be treated as liability at the point of determination of the quantity. The Company adopts this concept and recognized in the liabilities as other payables at the current year end. The suspense account of share exchange which had been included in other capital surplus in accordance with the accounting treatment under the International Financial Reporting Standards ("IFRS") is recognized as other payables in the liabilities due to change in the accounting treatment under IFRS. The effect of this change is to decrease other capital surplus by USD 43,527 thousand (JPY 5,184,478 thousand) and to increase payable to shareholders and long-term other payable by USD 20,747 thousand (JPY 2,471,197 thousand) and USD 22,780 thousand (JPY 2,713,284 thousand), respectively. This change in accounting policy was adopted in the second half of the period. Therefore, the Company still recognized the previous accounting policy in the semi-annual consolidated financial statements as at June 30, 2006. As a result, the impact of this change in the accounting after the six-month period ended was to decrease share premium by USD 40,631 thousand (JPY 4,839,596 thousand) and to increase other payables and long term other payables by USD 17,852 thousand (JPY 2,126,312 thousand) and USD 22,780 thousand (JPY 2,713,284 thousand), respectively.

Footnote Information

(Balance sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Fiscal year -prior year (As of December 31, 2005)	Fiscal year -current year (As of December 31, 2006)
※1 Payables to shareholders and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of the companies could fluctuate since the final payments are based on the future operating results of the respective company.	※1 Payables to shareholders and long-term other payables include part of the consideration for the acquisition of shares of some subsidiaries. The consideration for the acquisition of shares of the companies includes the Company's shares to be issued to sellers and could fluctuate since the final payments are based on the future operating results of the respective company.
※2 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.	※2 The consideration for the acquisition of shares of some subsidiaries could fluctuate since the final payments are based on the future operating results of the respective company.
※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc., Washington Analysis Corporation and Beijing Century Media Culture Co., Ltd through share exchange contracts which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas the acquisition costs of the subsidiaries are included in share premium.	※3 ――――――
※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 98,429 (11,723,896) Current liabilities Other payables 302 (35,948)	※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 233,437 (27,804,690) Current liabilities Other payables 312 (37,139)
※5 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares : Ordinary shares 815,477 shares	※5 ――――――
※1-5 notes correspond with ※1-5 as denoted in the balance sheet.	※1-5 notes correspond with ※1-5 as denoted in the balance sheet.

(Income statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Fiscal year -prior year (From January 1, 2005 to December 31, 2005)		Fiscal year-current year (From January 1, 2006 to December 31, 2006)	
※1 Transactions with related companies are as follows:		※1 Transactions with related companies are as follows:	
Turnover	8,186 (975,008)	Turnover	5,784 (688,943)
Cost of sales	4,796 (571,275)	Cost of sales	5,709 (680,031)
Interest income	158 (18,768)	Interest income	97 (11,500)
※2 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".		※2 Same as on the left.	
※1 -2notes correspond with ※1 -2 as denoted in the income statement.		※1 -2notes correspond with ※1 -2 as denoted in the income statement.	

(Statement of changes in net assets)
Fiscal year - current year (From January 1, 2006 to December 31, 2006)

1. Types and numbers of treasury shares
   The Company did not repurchase or hold any treasury shares during the year.

(Lease transaction)

Fiscal year -prior year (From January 1, 2005 to December 31, 2005) and Fiscal year -current year (From January 1, 2006 to December 31, 2006)

The Company has no lease transactions, thus none applicable.

(Securities)

Fiscal year -prior year (From January 1, 2005 to December 31, 2005) and Fiscal year -current year (From January 1, 2006 to December 31, 2006)

For the periods, investment in subsidiaries by the Company was unlisted and thus had no market value.

(Taxation)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Fiscal year -prior year (From January 1, 2005 to December 31, 2005)		Fiscal year -current year (From January 1, 2006 to December 31, 2006)
1 Major components of deferred tax assets and liabilities		Not applicable.
(Deferred tax assets)		Prior to the previous fiscal year, footnote information of taxation had been disclosed based on Hong Kong taxation applicable to Xinhua Financial Network Limited, the origin of the Company, solely for investors' information. Effective from this year-end disclosure, the information is based on the tax treatment of Cayman Islands in which the Company operates due to the global business expansion of the Group.
Unutilized tax losses	1,018	
	(121,230)	
Valuation reserve	△1,018	
	(△121,230)	
TOTAL	-	
	(-)	
2 Reconciliation between the normal statutory tax rate and the actual effective tax rate		
Tax at the applicable income tax rate	17.5%	
(Reconciliation)		
Tax effect of expenses not deductible for tax purposes	△ 18.8%	
Tax effect of utilization of tax losses not previously recognized	1.3%	
Tax effect and effective tax rate for the year	-%	

(Per Share Information)

(Unit: U.S. Dollars (Japanese Yen))

Item	Fiscal year – prior year (From January1, 2005 to December 31, 2005)	Fiscal year -current year (From January 1, 2006 to December 31, 2006)
Net assets per share	306.80 (36,542.90) Suspense account of share exchange included in retained earnings is excluded from the process of calculation of net asset per share.	309.17 (36,825.24)
Net loss per share	6.40 (762.34) For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus such information is not stated. On September 22, 2005, the Company made a share split by way of a free share distribution at the rate of 2 shares for each outstanding 1 share. If the share split had been effective from the beginning of the prior year, the per share information would have been as follows; Net assets per share 244.41 (29,112.07) Net loss per share 23.40 (2,787.17) The diluted net loss per share is not stated because of the net loss position.	6.84 (814.74) For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated.

(Note) Basis of calculation for the net loss per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Fiscal year – prior year (From January1, 2005 to December 31, 2005)	Fiscal year -current year (From January 1, 2006 to December 31, 2006)
Net loss on the income statements	4,238 (504,732)	6,019 (716,974)
Net loss not attributed to ordinary shares	– (–)	– (–)
Net loss attributed to ordinary shares	4,238 (504,732)	6,019 (716,974)
Average number of ordinary shares during the period	662,085.34	880,001.21

(Significant subsequent events)

Fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Fiscal year-current year (From January 1, 2006 to December 31, 2006)
1. On January 23, 2006, the Board of Directors resolved that the Company would grant stock option as follows: (1) Grant to independent directors ⑦ Grantees of the option 2 independent directors ⑧ Number of stock options to be granted 2 ⑨ Class and number of shares to be issued pursuant to the stock option 5,000 ordinary shares (2,500 shares per 1 stock option) ⑩ Issue price of the stock option No consideration ⑪ Strike price JPY 74,247 per share (Based upon the average closing price of the Company's share for the 15 trading days ending January 20, 2006 at Tokyo Stock Exchange) ⑫ Exercisable period From January 31, 2006 to January 31, 2009 (2) Grant to directors ① Grantees of the options 5 directors / non-executive directors ② Number of stock options to be granted 5 ③ Class and number of shares to be issued pursuant to the stock option 6,000 ordinary shares ④ Issue price of the stock option No consideration ⑤ Strike price JPY 71,844 per share (Based upon the average closing price of the Company's share for the 90 days ending December 31, 2005 at Tokyo Stock Exchange) ⑥ Exercisable period From January 31, 2006 to January 31, 2016	On January 9, 2007, the Company has acquired entire remaining equity stake in Glass Lewis & Co., LLC and completed the entire acquisition. (1) Purpose of the acquisition The acquisition advances the Company to expand its business into the services helping investors make more informed investment and proxy voting decisions. (2) Outline of Glass Lewis & Co. LLC Address : San Francisco, U.S.A. Sales : USD 5,600 thousands (December 2005) Total assets : USD 6,059 thousands (December 2005) Business : Investment research and global proxy advisory services for institutional investors (3) Outline of the acquisition ① Method of acquisition Purchased an initial 19.9% equity stake on 9 August, 2006, and acquired the entire remaining equity stake 80.1% on 9 January, 2007. ② Acquisition cost and payment term Consideration of equity stake of 80.1% is USD 38,095 thousand. USD 13,756 thousand was paid by cash and the remaining USD 24,339 thousand was paid by 43,975 common shares of the Company. The number of shares was calculated based on the average market price of the Company's common shares during 15 trading days ending December 29, 2006 at Tokyo Stock Exchange. ③ Name of Sellers Mr. Gregory P. Taxin Mr. Kevin J. Cameron Rustic Canyon Ventures Abigail E. Disney Living Trust Susan Disney Lord Living Trust Shamrock Estates Limited LLC Ojibawa Investment Partners ④ Date of acquisition January 9, 2007

Fiscal year -prior year (From January 1, 2005 to December 31, 2005)	Fiscal year-current year (From January 1, 2006 to December 31, 2006)
2. On March 2, 2006, the Company entered into contract to acquire Beijing Alpha Financial Engineering Limited Co., Ltd. (1) Purpose of the acquisition The purpose of the acquisition is to deepen and broaden the company 's offering by providing comprehensive index services and better investment solutions and tools. (2) Outline of Beijing Alpha Financial Engineering Limited Address: Beijing, China Revenue: USD 259 thousand (For the year ended December 31, 2005) Share capital: RMB 2,500 thousand Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments (3) Outline of the acquisition ① Method of acquisition Xinhua Finance will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Limited from its shareholders. ② Acquisition cost and payment term The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000. ③ Name of Sellers Chen Bing Ma Yuewen ④ Schedule of the acquisition The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.	

④ Supporting schedules

【Schedule of allowance, reserve and provision】

(Unit: Thousand of U.S. Dollar (Thousand of Japanese Yen))

Category	Balance at the beginning of the year	Increase	Decrease (used for purpose)	Decrease (Other)	Balance at the end of the year
Provision for directors' bonus	- (-)	1,228 (146,282)	- (-)	- (-)	1,228 (146,282)

2 Schedule of major assets, liabilities, profits and losses

Please refer to the Financial Information and related notes aforementioned.

3 Other

A lawsuit against a subsidiary

On May 22, 2007 a lawsuit was filed against Xinhua Finance Media Ltd ("XFMedia"), one of the subsidiaries, Fredy Bush, CEO of the Company and XFMedia, Shelly Singhal, a former director of the Company and the former

CFO of XFMedia, all other directors of XFMedia, JP Morgan, UBS, CIBC World Markets and WR Hambrecht. The Company is not a party to the lawsuit.

The lawsuit alleged that material facts concerning the background of Shelly Singhal were omitted from the prospectus issued in connection with XFMedia's initial public offering ("IPO") on March 8, 2007 on the Nasdaq Global market in the United States. The lawsuit was filed by an individual who purchased 100 shares of XFMedia at its IPO who sought class action status. The amount of damages sought has not yet been determined.

The Company believes, based on advice from its legal advisors, that the prospectus contained all material facts necessary to comply with United States securities laws. Accordingly, the Company and XFMedia believe that the allegations in the lawsuit are entirely without merit and XFMedia intends to vigorously defend itself against the lawsuit.

VII. TREND IN FOREIGN EXCHANGE RATES

Since the foreign exchange rate between JPY and USD is published in more that two Japanese daily newspapers, the information is omitted.

VIII. SUMMARY OF SHARE HANDLING, ETC. IN JAPAN

1. Summary of Share Handling, etc. in Japan

(1) Places for Accepting Applications for Transfer of shares and Administrant of Share Register in Japan

There is no transfer handling place or Administrant of Share Register for the shares of the Company in Japan. Pursuant to the Clearing and Settlement System of Foreign shares, shares of the Company owned by Beneficial Shareholders are deposited with the local custodian in Hong Kong in the name of JASDEC or its nominee since April 2006. Prior to that, shares owned by Beneficial Shareholders were deposited with the local custodian in Hong Kong in the name of JSSC or its nominee. The Mitsubishi Trust and Banking Corporation has been appointed Shareholder Service Agent in accordance with the Timely Disclosure of Corporate Information by Issuer of Listed Securities and the Like.

In principle, transactions on the Exchange in shares of the Company will be settled by transfer between the respective foreign securities transactions accounts of the buyer and seller, if they are clients of the same trading participant or between the accounts of the respective securities companies with JASDEC, if the buyer and seller are clients of different securities companies. In these cases the number of shares held by the custodian in Hong Kong will not change.

A summary of the matters concerning shareholding, including the right of Beneficial Shareholders to receive dividends and exercise voting rights indirectly through JASDEC is stated below, based, among other things, upon a Custody Agreement and Memorandum Concerning Custody Agreement both between JASDEC and the local custodian, a Service Agreement among JASDEC, the shareholder service agent and the Company, a Paying Agreement among JASDEC, the dividend paying banks and the Company, and a Foreign Securities Transactions Account Agreement among the securities company which is a general trading participant and the respective Beneficial Shareholders, which are either executed or scheduled to be executed.

(2) Special Privileges to Shareholders

Not applicable.

(3) Restrictions on the Transfer of the shares

Not applicable.

(4) Other Matters Concerning the Handling of shares

(a) Close of Accounts:
December 31, each year.

(b) General Shareholders' Meeting:
A general shareholders' meeting of the Company shall be held in each year other than 2004.

(c) Close of the Register
The register including any overseas or local or other branch register of shareholders may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of any designated stock exchange or by any electronic means in such manner as may be accepted by the designated stock exchange to that effect, be closed at such times or for such periods not exceeding in the

whole thirty (30) days in each year as the board of the Company may determine and either generally or in respect of any class of shares.

(d) Record Dates:
The shareholders entitled to receive any dividend, distribution, allotment or issue shall be the shareholders on such date the Company or the directors fixed on or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made by giving not less than fourteen (14) clear days notice to the designated stock exchange of such date.

The Beneficial Shareholders entitled to receive any dividend shall generally be the Beneficial Shareholders shown upon the list of Beneficial Shareholders prepared by the shareholder service agent on the same calendar day.

(e) Types of Share Certificates:
Every person whose name is entered, upon an allotment of shares, as a shareholder in the register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board from time to time determines. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(f) Charges Respecting Share Certificate:
The Beneficial Shareholders are required to pay the annual charge for opening and maintaining a Foreign Securities Transactions Account at a securities company in Japan as well as fees for the execution of specific transactions, pursuant to the Foreign Securities Transaction Account Agreement. In the Cayman Islands, upon an allotment of shares, shareholders need to pay reasonable out-of-pocket expenses as the board from time to time determines in order to receive the second certificates on as mentioned above. A shareholder wishing to transfer part of his shares included in the share certificate shall pay fees to have the new share certificate for the remaining shares issued. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued upon payment of such fee as the board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the board may think fit.

(g) Newspaper in which Public Notice shall be made:
The Company will publish notices regarding specific matters such as the notice to shareholders concerning shareholders' meetings in a major daily newspaper published in Japan.

2. Exercise of Rights of Beneficial Shareholders in Japan, etc.

(1) Exercise of Voting Rights of Beneficial Shareholders

The Beneficial Shareholders will be notified of a shareholders' meeting by a mail thereto of notice of a shareholders' meeting, etc. or by a publication in a major daily newspaper published in Japan, which will include information as to what they must do in order to exercise their voting rights. JASDEC will not exercise voting rights on behalf of a Beneficial Shareholder except upon instruction from such Beneficial Shareholder.

(2) Distribution of Dividends, etc.

Upon receipt from the Company of the notice of a dividend payment, the shareholder service agent will inform the Beneficial Shareholders accordingly.

The Company will pay the required sum to the local custodian on behalf of JASDEC, which will transfer it to the dividend paying bank, which will, in turn, distribute the same through post offices or through bank accounts directly to Beneficial Shareholders or indirectly via other paying banks. The Beneficial Shareholders are those shown upon the list of Beneficial Shareholders, prepared by the shareholder service agent.

(3) Method of Transfer of shares

In Japan, the Beneficial Shareholder will not hold certificates of shares of the Company. Any Beneficial Shareholder may transfer his rights with respect to shares of the Company by means of trading on the Stock Exchange. In this case, trading will be cleared by means of a book transfer between accounts opened with a given securities company who are general trading participants or between accounts of securities companies opened with JASDEC.

(4) Tax Treatment of Dividends, etc. in Japan

(a) Dividends

Dividends to Beneficial Shareholders are treated as dividend income under the Japanese tax laws.

Tax treatment of dividends is as follows: with respect to dividends received by individuals who are Japanese residents or by Japanese corporations, the balance of such dividends remaining after collection of the withholding tax, if any, in Cayman Islands or any local public entity thereof from the payment of such dividends in Cayman Islands, will be subject to a Japanese income tax to be withheld at source, rates of which are as below.

Time period at which receiving dividends	Japanese corporations	Japanese residents holding 5 % or more of the shares of the Company	Japanese residents holding less than 5 % of the shares of the Company
Befor March, 2009	7 %	20 % (income tax)	7 % (income tax, 3 % (residence tax)
After April, 2009	15 %	20 % (income tax)	15 % (income tax), 5 % (residence tax)

The dividends referred to above are those received from foreign corporations; therefore, no dividends credit is applicable in the case of individual shareholders and no non-inclusion of dividends in profit is applicable in the case of corporate shareholders.

In respect of the amount of tax collected in Cayman Islands, a recipient of dividends who does not opt for the separate withholding taxation of the dividends received by it may claim a foreign tax credit in accordance with the Japanese tax laws.

(b) Capital Gain and Loss

The tax treatment of the capital gain or loss arising from the transaction in the shares of the Company in Japan is the same as that of the capital gain or loss from transactions in the shares of a domestic corporation. Therefore, gain or loss on disposal of institutional shareholders will be included in the taxable income and be subject to corporate tax.

(c) Inheritance Tax

Beneficial Shareholders domiciled in Japan who have inherited the shares of the Company by succession or by will are liable for the inheritance tax in accordance with the Inheritance Tax Law of Japan. However, they may be entitled to the foreign tax credit under certain circumstances.

(5) Other Notices and Reports

The shareholder service agent will distribute the Summary Annual Report and the Interim Reports of the Company to the Beneficial Shareholders.

IX. REFERENCE INFORMATION

1. Parent Company

Not applicable.

2. Other Reference Information

We filed the following documents with the Kanto Local Finance Bureau from the beginning of the fiscal year 2006 to the date of filing of this document.

(1) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on January 31, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 1 and 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(2) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on February 16, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 1 and 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(3) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 24, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(4) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 10, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(5) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 10, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(6) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on June 9, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(7) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on June 9, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(8) Annual Securities Report

Filed with the Director of the Kanto Local Finance Bureau on June 28, 2006 pursuant to the first clause of Article 24 of the Securities and Exchange Law.

(9) Amendment to Annual Securities Report regarding the amendment to the Annual Securities Report dated June 10, 2005.

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(10) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated July 11, 2005

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(11) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated July 29, 2005

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(12) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated October 5, 2005

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(13) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated January 31, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(14) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated February 16, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(15) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated March 24, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(16) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated May 10, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(17) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on September 8, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(18) Semi Annual Report

Filed with the Director of the Kanto Local Finance Bureau on September 28, 2006 pursuant to the first clause of Article 24 of the Securities and Exchange Law.

(19) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on November 30, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(20) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on January 15, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(21) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 26, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(22) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 26, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(23) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 7, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(24) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 29, 2007 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 14 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

PART II. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

(31)

新华财经
XINHUA FINANCE

RECEIVED
JUL 2007
209
SECTION
WASH DC
RECEIVED
2007 JUL 11 A 9:23

[For immediate release]

Xinhua Finance's subsidiary, Xinhua Finance Media expands outdoor advertising capabilities with new acquisition

SHANGHAI, July 2, 2007 – Xinhua Finance (TSE Mothers : 9399 and OTC: XHFNY), China's premier financial information and media company, today announced that its subsidiary, Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), has acquired a 100% interest in Convey Advertising Company ("Convey"), a major outdoor advertising operator in Hong Kong and across southern China. The acquisition expands XFMedia's outdoor advertising network to seven additional cities and includes significant high traffic and key transit routes linking mainland China with Hong Kong and Macau.

Founded in 1986 in Hong Kong, Convey has advertising rights to over 3,000 outdoor media assets, 2,000 of which are exclusive. These outdoor media assets include traditional outdoor billboards, LED and LCD boards and others in Dongguan, Shenzhen, Guangzhou, Foshan in Guangdong province, Hong Kong and Macau in the south and Tianjin in the north. The company's main strengths are in the wealthy southern China cities, particularly along the border-port gateways through which millions of mainland Chinese pass each year on their way to the prime shopping and gambling destinations of Hong Kong and Macau.

In 2006, Guangdong province ranked number one in China in terms of GDP, which amounted to one-eighth of the entire country. Its USD 336 billion of GDP was higher than the combined GDP of Hong Kong (USD 187.1 billion) and Singapore (USD 138.6 billion). According to The Tourism Boards of Hong Kong and Macau, there are 12.5 million and 10 million travelers from Mainland China to Hong Kong and Macau respectively every year, and 83% of them go through the gateways at border ports of Guangdong province.

"Convey has a 20-year history and has secured the most strategic billboard space in Hong Kong and along the gateways through to mainland China," said XFMedia's CEO, Ms Fredy Bush. "I am delighted we have the opportunity to work with Convey Chairman Mr Mak as he is one of the most experienced professionals in the outdoor industry in Asia."

新华财经
XINHUA FINANCE

"The acquisition of Convey will significantly strengthen XFMedia's advertising platform and enhance our ability to reach China's high net-worth demographic. The Hong Kong and southern China markets are very important, and this acquisition provides us with high profile access to these areas. We believe the outdoor advertising market has strong potential and good synergies with other elements of the XFMedia platform," Ms Bush added.

Convey is a pioneer in developing innovative and high-technology outdoor advertising solutions, offering the High Power Visual Projection System, which allows large scale visual displays on architectural surfaces, and the Patented Mobile Inflatable Billboard, which creates impressive product and branding effects.

Convey's Chairman Mr S.T. Mak said he was confident that Convey would be able to expand its advertising asset portfolio in key mainland China markets as a result of the new arrangement with XFMedia. "The supply of outdoor advertising space in China is limited, and I believe the price per billboard in China will continue to go up. We expect that the growth potential is even higher with the technological support we can provide to better utilize the advertising space," Mr Mak said.

Mr Mak and other key Convey management executives have signed five-year employment contracts with the company. Convey has a total of 65 employees.

XFMedia's Advertising Group creates and places advertising with integrated campaigns that reach television, radio, newspapers, magazines, and outdoor media in China. In April, the Advertising Group expanded its outdoor media assets in the Beijing area, with an exclusive agreement to sell advertising onto 2,000 new public service billboards in strategic locations throughout the city.

-END-

Transaction Details:

1. Reason for the Acquisition

The acquisition is intended to enable XFMedia to enhance its outdoor advertising capabilities in terms of coverage expansion to in Hong Kong and Southern China, and technology enhancement of billboard production.

新华财经
XINHUA FINANCE

2. Method of the acquisition

The Company will purchase 100% of the shares of Good Speed Holdings Limited, which holds 100% of the shares of Convey Advertising Company Limited. The sellers have received an initial cash payment of USD 33 million, and may be entitled to further payments in cash and Class A common shares of XFMedia depending on Convey's financial performance in 2007 and 2008, subject to a maximum total purchase price of USD 113 million.

3. Description of the acquired corporations

Trade name: Good Speed Holdings Limited
Representative: Wong Sui Wa
Registered Address: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Date of incorporation: 6 June 2007

Trade name: Convey Advertising Company Limited
Representative: MAK Sui Tong
Address: Suite 203, Haiphong Mansion, 101 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong
Date of Incorporation: 12 December, 1986
Business: Outdoor Advertising
Fiscal year: March 31
Number of Employees: 65
Offices: Suite 203, Haiphong Mansion, 101 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong

Proforma financial information (unaudited) of Convey Advertising Company Limited:
Net Asset: USD5.5 million (as of 31 March, 2007)
Total Asset: USD 11.3 million (as of 31 March, 2007)

4. Schedule of the acquisition

Signing Purchase Agreement: 29 June 2007 (New York Time) Closing: 2 July 2007
Additional payments (if any): 2008 and 2009

5. Seller information

Pariya Holdings Limited, a company incorporated under the laws of the British Virgin Islands with registered address located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

6. The number of shares and percentage in the total issued shares in the acquired corporation (Good Speed Holdings Limited) before and after acquisition

Before the acquisition: 0
After the acquisitions: 50,000 shares, 100%.

新华财经
XINHUA FINANCE

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company.

The impact on the financial forecast for Xinhua Finance for 2007 is yet to be determined. A further announcement will be made at a later date as necessary.

-END-

About the companies
Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited
Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Xinhua Finance Media Limited is a subsidiary of Xinhua Finance Limited. Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

For more information:
China
Xinhua Finance Limited
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

Safe Harbor Statement
This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. A number of factors could cause actual results, performance, achievements of the Company or outcome of the matters discussed herein to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.
Potential risks and uncertainties include but are not limited to, the risk that the China advertising market may not grow as expected and the risks, outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2006. All information provided in this press release is as of the

date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Report on Corporate Governance

Last updated: March 30, 2007
Xinhua Finance Limited
Chief Executive Officer, Fredy Bush
For Contact: Investor Relations 03-3221-9500
http://www.xinhuafinance.com
Securities identification code: 9399

The Company's corporate governance is as follows.

I The Company's fundamental policy on corporate governance, the shareholders' equity, the general corporate information, and other basic information

1. Fundamental policy on Corporate Governance

The Company's fundamental policy on corporate governance is as follows.

The Company is committed to promoting corporate governance, disclosure of information and transparency for the interests of shareholders, employees, as well as the Company as a whole.

To ensure an objective oversight of the Company's management, outside directors are appointed to the Board of Directors. The Board currently consists of eight directors, four of whom are outside directors. The chairperson of the Board is an outside director. The Company's Audit Committee, Compensation Committee and Investment Committee each require the majority of its members to be outside directors. At each annual general meeting, one-third of the directors (except for the chairperson and the CEO who shall retire after 5 years of service) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election.

The Company maintains high transparency through its timely disclosure of information to the TDNet, the shareholders, and the investors. Disclosures include annual and semi-annual reports and press releases, all of which are available on the Company's website.

The Company also convenes post-results press conferences and analyst meetings, with directors and members of the senior management present to answer any questions.

Xinhua Finance also has a Insider Trading Policy which is designed to make employees of Xinhua Finance and its subsidiaries aware of the obligations imposed under Japanese securities laws with respect to trading of the Company's shares, and specifically to prevent them from committing insider trading by setting out the basic procedures for the management of inside information acquired by them in relation to the Company's business activities, and establishing their professional duties for the prevention of insider trading.

2. Shareholders' Equity

The status of major stockholders as of Dec. 31, 2006

Name or title	Ownership of shares (Shares)	Percentage (%)
NIS Group Co., Ltd. (formerly known as Nissin Co., Ltd.)	114,717	12.31%
Fredy Bush Family Trust and associated companies	75,650	8.12%
Patriarch Partners and affiliates	65,754	7.06%

3. General Corporate Information as of Dec. 31, 2006

Stock exchange listed on and its market segment	Tokyo Stock Exchange, Mothers section
End of Fiscal Year	December
Industry sector	Information and Communication
Number of employees (consolidated)	over 1,000
Sales figures (consolidated)	10 billion yen and over, but less than 100 billion yen
Parent company	None
Number of consolidated subsidiaries	over 50 but less than 100

4. Other unique circumstances that could significantly affect the Company's corporate governance

As the Company is a company incorporated under the Cayman Island Laws, such laws are generally applied to it.

The directors and officers of the Company own the Company's shares as follows.

Members of the Board of Directors as of Dec. 31, 2006

Position	Name	Number of shares owned
Chairman	WU Ji Guang	0
Vice Chairman, Chief Executive Officer and member of the Executive Committee	Fredy BUSH	75,650(*)
President and member of the Executive Committee	Jae Young LIE	11,129
Independent Director and member of the Audit and Compensation Committees	Dennis Lindsay PELINO	3,939
Independent Director	John MacLeod WILLIAMS	0
Director and member of the Audit and Compensation Committees	Shelly SINGHAL	3,233**
Director	Jiong SUN	1,023
Independent Director	LI Shantong	0
Total		94,974

* These shares are legally held by Fredy Bush Family Trust (36,742 shares, 3.94%), Fredy Bush, LLC (22,500 shares, 2.42%), Fredy Bush (500 shares, 0.05%) and Region 1 Partners, LLC (15,908 shares, 1.71%) but beneficially owned by Fredy Bush.

**These shares are legally held by SBI USA, LLC, which is beneficially owned by Shelly Singhal.

Executive Officers as of Dec. 31, 2006

Position	Name	Number of shares owned
Chief Operating Officer	Daniel CONNELL	543
Chief Financial Officer and member of the Executive Committee	LAU Tin Chung, Gordon	7,477
Legal Counsel	John McLEAN	1,366
Total		9,386

II The organization of decision-making, execution, and supervision, and other matters regarding the system of corporate governance

1. Matters regarding the formation of organizations or the operation of organizations

Form of organization	Board of Directors with committees

Matters regarding directors

The chairperson of the Board of Directors	Chairman of the Board who delegates the management of the Company to the Chief Executive Officer
The number of directors	8

Matters regarding outside directors

The number of outside directors	4

Committees

Committee members and the chairperson for each committee

	Total number of committee members	Internal directors	Outside directors	Chairperson of committee
Compensation Committee	2	0	2	Outside director
Audit Committee	2	0	2	Outside director

Executive Committee	17	2	0	Internal director
Investment Committee	3	1	2	Internal director

Matters regarding executive officers

Number of executive officers	5

The audit system

Whether there is a director or an employee to assist the duties of the Audit Committee	The Company has an Internal Audit team which consists of one Internal Auditor who reports directly to the Audit Committee.

Matters regarding independence of such director or employee from executive officers

Internal Auditor's findings and remediation recommendations resulting from her audit are submitted directly to the Audit Committee. Reviewing by the Internal Auditor is not affected or reviewed by executive officers nor the management, prior to its submission to the Audit Committee as well as to the Independent Auditor.

Status of cooperation among the Audit Committee and the Independent Auditor

The Audit Committee will review and discuss the Company's financial statements with management, which has primary responsibility for the financial statements. The Audit Committee will deliver a report on the Company's financial statements to the Board of Directors which will include a recommendation on whether to include the financial statements in the Company's Annual Securities Report. The Independent Auditor will review and express an opinion on the conformity of the Company's audited financial statements with international and Japanese generally accepted accounting principles.

Status of cooperation among the Audit Committee and the Internal Audit team

The Company's Internal Audit team consists of one Internal Auditor who reports directly to the Audit Committee. Every time an audit assignment is completed by the Internal Auditor, an audit report will be submitted to the Audit Committee for review and comment. Should any of the Independent Auditors have questions on the Company's existing control, they may contact the Internal Auditor directly.

Matters regarding incentives

Status of implementation of granting incentives to directors and executive officers	Establishment of an employee stock compensation plan

Further explanation to corresponding items

The Company has established an employee stock compensation plan, which is administered by the Compensation Committee.

Officers and Employees entitled to stock options	Employees, directors, consultants, and/or advisors and any others, as determined by the Compensation Committee

Further explanation to corresponding items

The share price or option price (as the case may be) is determined by the Compensation Committee, but may not be below par value. For the annual grant of share options to employees in 2005 and 2006, the option price was the average closing price of the shares of the Company on the Tokyo Stock Exchange for 90 continuous calendar days ending on the year end date. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital, which is the fully-diluted total outstanding share capital of the Company.

Matters regarding compensation of directors and officers

Means of disclosure	Annual and Semi-annual securities reports and business reports.
Status of disclosing directors' compensation	The Company discloses compensation in total for both internal and external directors.
Status of disclosing executive officers' compensation	The Company discloses the total amount of compensation for staff, including executive officers.

Supporting system for external directors

Board meetings will be held from time to time to discuss and approve major transactions of the Company or its subsidiaries. The meetings will be held either physically or via telephone

conference. In both cases, board agenda and discussion materials will be circulated to all internal and external directors before the meetings. Apart from board meetings, all internal and external directors will be contacted via telephone, fax and email.

2. Matters regarding functions of operating, auditing/supervising, nominating, and, determining the amount of compensation

(1) The process of managerial decision-making

The business of the Company is managed and conducted by the Board. The Board currently consists of eight directors, four of which are outside directors. The composition of the Board, the experience of the individual directors, and the dynamics of the Board as a whole serve to ensure both the Board's effectiveness and the inability of an individual or a small group to dominate the Board's decision-making. The Board has determined that each of the outside directors is independent in its character and judgment.

The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the chairperson or the Chief Executive Officer) or, if the number of directors is not a multiple of three, the number of directors nearest to but not greater than one-third, shall retire from office by rotation, provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. The Chairperson and the Chief Executive Officer are subject to the same requirement every five years. The Board delegates its power to conduct the business of the Company to executive officers including the Chief Executive Officer, who is in charge of the general management of the business of the Company, the Chief Financial Officer, who is in charge of financial and accounting matters of the Company, or a committee appointed by the Board. The Articles of Association allow the Board to delegate any of its powers, authorities or discretions to committees, consisting of such director or directors and other persons as it thinks fit. The Board may, from time to time, revoke such delegation, or revoke the appointment of or discharge any such committees either wholly or in part, either as to persons or purposes. Any committee formed by the Board shall conform to any regulations, which may be imposed on it by the Board when exercising the powers, authorities, and discretions delegated to it.

In order to manage the Company in an efficient manner, the Board has established a number of committees. Besides the Audit Committee described below, the Company has also established a Compensation Committee which is to be made up of two non executive outside directors of the Company. The mandate of the Compensation Committee is to assist the Board by reviewing and determining the compensation to be paid to senior

employees and officers of the Company. The Committee is authorized to do all things that the Board would otherwise be authorized to do in respect of compensation of officers and employees of the Company. Full minutes of all meetings of the Compensation Committee must be kept and filed with the Company. The Company has also established an Executive Committee which considers various strategic issues affecting the Group as a whole. The Executive Committee is chaired by, and reports to, the Chief Executive Officer. The Company has established an Investment Committee which is to be made up of the Chief Executive Officer and two outside directors of the Company, according to the resolution of the Board of Directors on November 17, 2005. The Investment Committee is empowered to approve investments and acquisitions of the Company with a value less than US$2,000,000.

At all times, the performance of the duties of directors, officers and employees of the Company and any committee established by the Board is monitored and supervised by the Board.

(2) Audit

An Audit Committee consisting of two non-executive outside directors was established. The purpose of the Audit Committee is to assist the Board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) the system of corporate governance and control which the management and the Board have established.

The Audit Committee will comprise a minimum of at least two outside directors.

The Audit Committee will have full and unlimited access to all books and accounts of the Company and shall have the following duties and responsibilities:

(a) reviewing, in draft form, the Company's annual report and accounts, half-year report and quarterly reports and providing advice and comments thereon to the Board;

(b) reviewing and supervising the Company's financial reporting and internal control procedures; and

(c) monitoring the execution of duties of directors and executive officers.

Deloitte Touche Tohmatsu, an outside auditor, which is independent from the corporate body of the Company, has been appointed as the auditor of the Company. The financial statements of the Company are audited by the outside auditor in accordance with auditing standards generally accepted in Japan and IAS. The outside auditor makes a written report thereon in accordance with the generally accepted auditing standards in Japan and IAS, which is submitted to the general shareholders meeting.

(3) Internal Audit

The Company's Internal Audit team consists of one Internal Auditor who reports directly to the Audit Committee. She sets out her annual audit plan being approved by the CEO prior to year end that covers most of the major entities. She carries out her audit routine and procedures based on the following four steps: (1) Planning, (2) Fieldwork (3) Reporting; and (4) Implementation Status Review. When working with the management and the staff, she aims at maintaining the following 6 key principals: (1) Integrity, (2) Objectivity (3) Accuracy (4) Constructive (5) Courtesy; and (6) Confidentiality. When performing her fieldwork, she carries out the following audit procedures: (1) identify major entity and process level controls (2) inquire how the control is performed and monitored (3) tracing items to source documentation for evidence of control operation (4) perform walk through test (5) fill in COSO internal control questionnaire; and (6) perform tests of operational effectiveness

Every time an audit assignment is completed with management's response, an audit report will be submitted to the Audit Committee for review and comment. Should any of the independent auditors have questions on the Company's existing control, they may contact the Internal Auditor directly.

3. Reason for adopting the committee system
For efficient management of the Company.

III The status of measures to promise shareholders' and other stakeholders' participation in the corporate matters

1. Status of efforts to activate the general shareholders' meetings and to facilitate voting

(i) We prepare notice of AGM and business report in both English and Japanese versions.
(ii) We put the AGM notice in both English and Japanese versions on our website.
(iii) We hold the AGM on a day other than the last week of June when most other companies in Japan hold their AGMs.

2. Status of activities regarding IR (investor relations)

Items	Explanation from Representative	Further explanation

Regular meetings for analysts and institutional investors.	Yes	The Company prepares quarterly summary of accounts and operations, and files its financial results via TDNet. In conjunction, a settlement explanation meeting is held four times annually for analysts and investors. Further, a yearly shareholders meeting, the annual general meeting, is held separately to provide an update on the Company's results, progress and other business developments from the fiscal year prior and to give shareholders an opportunity to vote on important Company matters. Also, the Company participates in conferences organized by individual securities companies for institutional investors in Japan to make enquiries of the Company and to answer questions from investors.
Regular meetings for investors outside of Japan.	Yes	We conduct regular visits to investors outside of Japan, including Asia, Europe and North America. The Company's representatives actively participate in conferences worldwide organized by individual securities companies for institutional investors outside Japan to present the Company and answer investor questions.
IR materials on the website	Yes	A section of the Company's website is dedicated exclusively to shareholders and investors. Along with financial statements, reference materials, and current presentations, an up-to-date stock price, stock information, annual reports, recent news and upcoming events may be found in the website in both Japanese and English. Furthermore, visitors can send emails from

		links on our website directly to the IR Department.
Establishment of Investor Relations Department.	Yes	The IR Department is responsible for planning, supervising, and performing IR activities. Led by Jiong Sun, the Managing Director and a Board Member of the Company, the IR Department maintains offices and has delegates in Tokyo, Shanghai and New York, so as to provide assistance across various timezones and languages. The IR Department regularly communicates with the senior management, the Corporate Communications division and the Corporate Finance division to provide the most up-to-date information to investors and shareholders.

3. Status of efforts to respect the position of the stakeholders

   Not applicable.

IV The fundamental policy of internal control and the status of its development

Policies and manual for both entity-level (e.g. Code of Conduct, Staff Handbook) and process-level (e.g. Sales Manual, Accounting Manual) are in place to establish internal control over the Company. In view of the Japanese SOX that will become effective and will apply to the Company by fiscal year-end 2009, the Company started to deploy resources to revise all internal policies in compliance with Japanese SOX, and to determine which subsidiaries of the Group should be subject to management's assessment on the effectiveness of internal control over financial reporting that will subject to further evaluation by an external auditor by the fiscal year-end 2009.

V Others

1. Matters regarding defensive measures against hostile M&A

   Not applicable.

2. Other matters regarding the system of corporate governance

Not applicable.

【Referential material: pattern diagrams】


General Meeting of Shareholders
Elects and dismisses
Board of Directors
8 Directors (including 4 independent directors)
Delegates its power to conduct the business of the Company to
Delegates its authorities & discretions to
Executive Officers
CEO
COO
CFO
Others
Report to
Audit Committee
2 independent directors
Reviews internal audit
Reports to
Reviews financial and external audit
Approves annual audit plan
Internal Auditor
1 auditor
Independent Auditor
Deloitte Touche Tohmatsu
Report to
Elects and dismisses
Delegates its authorities & discretions to
Compensation Committee
2 independent directors
Report to
Executive Committee
(Chaired by COO with 16 other executives)
Investment Committee
3 Directors (including 2 independent directors)

SEC Mail Processing Section
JUL 2007
Wash. D.C.
209

RECEIVED
2007 JUL 11 A 9:23

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance reports financial results for the full fiscal year 2006

Continued execution of growth strategy delivers better-than-expected revenue and net income

SHANGHAI, February 15, 2007 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media service provider, today announced, under International Financial Reporting Standards ("IFRS"), consolidated revenue of US$175.0 million and net income of US$18.7 million, which represented gains of 59% and 82% respectively over those of the last fiscal year. Fully diluted earnings-per-share (EPS) reached US$20.14, up from US$15.23 in 2005.

Following management's upward revision of projected net income in November 2006, both revenue and net income came in ahead of forecasts of US$166.0 million and US$18.5 million, respectively. Proforma EBITDA, adjusted to exclude non-cash ESOP expense and one-time items, was US$32.4 million, with a margin of 18.5% which outpaced the full year forecast of 15.4%. Xinhua Finance provides proforma results to help investors better understand the Company's underlying operating and financial trends.

Xinhua Finance CEO Fredy Bush commented, "This is an exciting time for Xinhua Finance. As we have completed our second full fiscal year as a public company, our strategy for long-term profitable growth continues to drive top- and bottom-line gains year on year. I am pleased to report that both our revenue and net income for the fiscal year came in ahead of expectations. Most importantly, we have delivered on our promise to generate shareholder value by positioning our global operations to profit from China's internationalization."

"I am happy to see that the investments we have made in our core service lines generated encouraging results. As we extend our track record of financial and strategic success, we are continuing on our mission to bridge China's financial markets and the world."

Xinhua Finance continues to make strides across its service lines. The amount of assets tracking and benchmarking the Company's indices worldwide increased to over US$53 billion, from just under US$10 billion the end of fiscal year 2005 based on management estimates. Xinhua FTSE indices achieved the largest market share among benchmark indices in China, covering 46% of

新华财经
XINHUA FINANCE

all newly issued open-ended equity funds. The Ratings service line was further bolstered by the acquisitions of Glass Lewis and Praedea (renamed Mergent Data Tech).

Xinhua Finance also launched several new products in Financial News, including China Bullet Points, China Mainwire and Daily China News briefings, and expanded its China news presence. In Investor Relations Service Line, both Xinhua PR Newswire and Taylor Rafferty opened new offices (in Shenzhen and Hong Kong, respectively) to accommodate their expansion in Greater China.

Xinhua Finance CFO Gordon Lau added, "Xinhua Finance prides itself in its ability to capitalize on opportunities to expand our business, while at the same time maintaining a focus on cost controls and bottom-line discipline. As a result, our fiscal year 2006 proforma EBITDA margin, a key measure of the profitability of our underlying businesses, was 18.5%, beating our forecasted margin by 3.1%. We continue to integrate our global operations and streamline our sales and marketing approach and have realized further synergies across the group through effective implementation of cross-selling initiatives."

ends

Fiscal Year 2006 vs. Fiscal Year 2005 (IFRS) – unit: USD million

	Fiscal Year 2006	Fiscal Year 2005	Change
Revenue	175.0	110.0	59%
EBITDA(1)	23.3	21.2	10%
Net Income	18.7	10.3	82%

(1) EBITDA for FY2006 includes ESOP expense of US$8.1 million. For FY2005, ESOP expense was US$0.2 million.

Initial and Revised Forecasts vs. Fiscal Year 2006 (IFRS) – unit: USD million

	Actual		Forecasts	
	FY2006	**Variance**(3)	**Initial**	**Revised**(4)
Revenue	175.0	5%	166.0	166.0
EBITDA	32.4(2)	27%	25.6	25.6
Net Income	18.7	1%	13.8	18.5

(2) Proforma EBITDA excludes one time items and non cash ESOP expense. Xinhua Finance reports proforma results to help investors better understand the Company's underlying operating and financial trends.

(3) From revised forecasts

(4) Revised in November 2006

新华财经
XINHUA FINANCE

Fiscal Year 2006 (JGAAP) – unit: USD million

	Fiscal Year 2006
Revenue	175.0
EBITDA	24.7
Net Income	10.8

Fiscal Year 2007 Forecasts (IFRS) – unit: USD million

Revenue	228.7
EBITDA	37.4
Net Income	27.3

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, john.dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is

headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied on as information to make an investment decision by any investor. Investors should read the Company's Securities Report filed to Tokyo Stock Exchange and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

(3)

RECEIVED
2007 JUL 11 A 9:23

March 15, 2007

Dear Sirs,

Notice Regarding the Adjustments in Financial Forecasts

Name of the Company: Xinhua Finance Limited

Representative: Chief Executive Officer, Fredy Bush

(Code Number : 9399)

Inquiries to: Chief Financial Officer, Gordon Lau

(TEL: Hong Kong 852-3196-3939)

Inquiries to: Managing Director, Investor Relations, Jiong Sun

(TEL: Tokyo 81-3-3221-9500)

Xinhua Finance Limited (the Company) hereby announces that, as described below, it has revised its consolidated financial forecasts, which were made public on February 15, 2007, at the time of the announcement of the Financial Results for the year ended December 31, 2006.

1. Adjustment in consolidated financial forecasts (Japanese GAAP) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	99,502 (10,945,216)	9,589 (1,054,785)	△5,905 (△649,562)	4,199 (461,847)	799 (87,943)
Revised Projections[2] (B)	99,502 (10,945,216)	9,589 (1,054,785)	△5,905 (△649,562)	4,199 (461,847)	26,799 (2,947,943)
Difference (B - A)	-	-	-	-	26,000 (2,860,000)
Percent Change (%)	0%	0%	0%	0%	3254%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	75,026 (8,646,017)	11,089 (1,277,853)	2,261 (260,523)	3,442 (396,600)	2,012 (231,830)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for results of 6 months ended June 30, 2006: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

2. Adjustment in consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	228,680 (25,154,804)	32,281 (3,550,892)	964 (106,011)	16,527 (1,817,973)	1,999 (219,874)
Revised Projections[2] (B)	228,680 (25,154,804)	32,281 (3,550,892)	964 (106,011)	16,527 (1,817,973)	27,999 (3,079,874)
Difference (B - A)	-	-	-	-	26,000 (2,860,000)
Percent Change (%)	0%	0%	0%	0%	1301%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,839,820)	24,672 (2,938,682)	1,134 (135,099)	63 (7,448)	10,760 (1,281,662)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

3. Reasons for the adjustments

On March 9, 2007, Xinhua Finance Media Limited ("XFML"), a consolidated subsidiary of the Company, was listed on the Nasdaq Stock Exchange in the United States of America with issuance of new shares (Code XFML). Xinhua Finance Limited expects its net income to increase by a minimum of US$ 26 million primarily due to the gain on change of equity interest in XFML. As a result, the Company has revised upward its financial forecasts.

4. No adjustment is necessary for non-consolidated financial forecasts (Japanese GAAP) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007) and the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007) as the adjustments do not affect the non-consolidated financial forecasts.

<For Reference Only (IFRS)>

1. Adjustment in consolidated financial forecasts (IFRS) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	EBITDA	Net Income/ (Loss △)
Previous Projections[1] (A)	99,502 (10,945,216)	13,152 (1,446,734)	15,738 (1,731,154)
Revised Projections[2] (B)	99,502 (10,945,216)	13,152 (1,446,734)	41,738 (4,591,154)
Difference (B - A)	-	-	26,000 (2,860,000)
Percent Change (%)	0%	0%	165%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	75,026 (8,646,017)	11,273 (1,299,121)	4,854 (559,418)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's 6 month results: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

Adjustment in consolidated financial forecasts (IFRS) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	EBITDA	Net Income/ (Loss △)
Previous Projections[1] (A)	228,680 (25,154,804)	37,422 (4,116,446)	27,253 (2,997,806)
Revised Projections[2] (B)	228,680 (25,154,804)	37,422 (4,116,446)	53,253 (5,857,806)
Difference (B - A)	-	-	26,000 (2,860,000)
Percent Change (%)	0%	0%	95%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,839,820)	23,331 (2,780,792)	18,731 (2,232,502)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Forward looking statements in this report are based on information available to management at the time this report was prepared. As such, they carry risks and uncertainties and actual results and events may differ significantly from the forecast. Investors are advised not to rely solely on business forecasts in this report for making investment decisions. Forecasts of business results will also be revised as and

when considered necessary, in accordance with disclosure rules.

SEC MAIL RECEIVED PROCESSING
JUL 2007
WASH. D.C. 209 SECTION
RECEIVED
2007 JUL 11 A 9:08

(4)

[For immediate release]

Xinhua Finance makes third payment for acquisition of Chinese advertising group, Xinhua Finance Advertising Limited

SHANGHAI, March 20, 2007 – Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the third consideration payment to be made to the original shareholders of Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited) ("Xinhua Finance Advertising") pursuant to the sale and purchase agreement signed in December 2005 (the "Agreement").

As announced in the press release of January 12, 2006, further purchase consideration for Xinhua Finance Advertising will be payable depending on Xinhua Finance Advertising's financial performance during 2005, 2006 and 2007.

Pursuant to the Agreement, the original shareholders of Xinhua Finance Advertising will be entitled to an additional payment of USD23,756,780, consisting of USD11.88 million in cash and 20,740 shares of Xinhua Finance..

Details of the issuance :-

1. No. of shares issued : 20,740 shares
2. Issue price per share : approximately USD572.73
3. Total amount of the issue price : USD11,878,390
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance : 20 March 2007
6. Objective of issuance : the shares are part of consideration of the shares of Xinhua Finance Advertising that were acquired in January 2006.

5

Xinhua Finance makes third payment for acquisition of China TV consulting company

SHANGHAI, March 20, 2007 – Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the third consideration payment to be made to the original shareholders of Beijing Century Media Culture Co., Ltd. ("Beijing Century Media") pursuant to the sale and purchase agreement signed in September 2005 (the "Agreement").

As announced in the press release of October 11, 2005, further purchase consideration for Beijing Century Media will be payable depending on Beijing Century Media's financial performance during 2005, 2006 and 2007.

Pursuant to the Agreement, the original shareholders of Beijing Century Media will be issued 9,984 shares of Xinhua Finance based on Beijing Century Media's financial performance for 2006. In addition, a further 2,981 shares of Xinhua Finance will be issued. These shares were originally to be issued in 2006 as a part of the consideration payable based on Beijing Century Media's financial performance in 2005, but were held back pursuant to the terms of the Agreement as security for any unreported or underaccrued tax liabilities (if any) of Beijing Century Media for the period prior to the acquisition arising in 2006 ("Tax Liability"). As no Tax Liability was incurred by Beijing Century Media, the original shareholders of Beijing Century Media are now entitled to these shares.

Details of the issuance :-

1. No. of shares issued : 12,965 shares
2. Issue price per share : approximately USD572.73 for 9,984 shares and approximately USD565.84 for 2,981 shares
3. Total amount of the issue price : USD7,404,653
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance : March 20, 2007
6. Objective of issuance : the shares are part of consideration of the shares of Beijing Century Media that were acquired in September 2005.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	March 26, 2007
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited).

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
20,740 shares

(2) Issue Price
Approximately USD572.73 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD11,878,390

(5) Total amount to be capitalized
HKD414,800

c. Method of Issuance
Allocation of new shares to third parties

d. Area of Issuance
Hong Kong

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Xinhua Finance Advertising Limited (formerly known as Ming Shing International Limited)

g. Date of Issue
March 20, 2007

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of February 28, 2007)
HKD19,518,795.80 YEN 295,904,944.33

Note: Capital amount means the stated capital excluding share premium.
The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of February 28, 2007, which is HKD1.00 = ¥15.16

RECEIVED
2007 JUL 11 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED JUL 2007 WASH. DC 203 SECTION

⑦

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	March 26, 2007
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Beijing Century Media Culture Company Limited.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
12,965 shares

(2) Issue Price
9,984 shares at approximately USD572.73 per share
2,981 shares at approximately USD565.84 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD7,404,653

(5) Total amount to be capitalized
HKD259,300

c. Method of Issuance
Allocation of new shares to third parties

d. Area of Issuance
Hong Kong

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Beijing Century Media Culture Co.

Limited

g. Date of Issue
March 20, 2007

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of February 28, 2007)
HKD19,518,795.80 YEN 295,904,944.33

Note: Capital amount means the stated capital excluding share premium.
The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of February 28, 2007, which is HKD1.00 = ¥15.16

新华财经
XINHUA FINANCE

RECEIVED
2007 JUL 11 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Mail Received Processing Section
JUL 2007
Wash. DC
209

[Press Release]

Xinhua Finance clarifies its relationship with Xinhua News Agency

SHANGHAI, March 28, 2007 – Xinhua Finance Ltd, (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today released a statement to counter the incorrect perception in the media and elsewhere that the Company is a subsidiary of Xinhua News Agency. Xinhua Finance is listed on the Tokyo Stock Exchange and is widely held, with over 12,000 shareholders and no one shareholder holding more than 20% of its shares. The Company further stated that a subsidiary of Xinhua News Agency has sold its remaining shares in the Company to counter the incorrect perception in the media and elsewhere that the Company is a subsidiary of the news agency.

Xinhua Finance will hold its Annual General Shareholder meeting in June to approve a rotation of certain directors required under its Articles of Association and to add a new board member with Sarbanes Oxley experience in light of the recent listing on NASDAQ of the Company's subsidiary, Xinhua Finance Media.

A subsidiary of Xinhua News Agency was one of the founding shareholders in Xinhua Finance in 1999. For a number of years, it has held less than 5% of Xinhua Finance, the level above which shareholders are required to report changes in their shareholdings.

The operational and editorial independence of Xinhua Finance was a key commitment made by the founders of the business at its founding in 1999 and this commitment to independence continues to this day. In recent months, there has continued to be misperception of this basic principle in the market and in the media. Xinhua Finance is issuing this clarification to clarify this issue.

ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999,
joy.tsang@xinhuafinance.com

新华财经
XINHUA FINANCE

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, john.dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

新华财经 XINHUA FINANCE

RECEIVED
2007 JUL 11 A 9:47

(26)

[For immediate release]

Xinhua Finance Media acquires company to expand radio advertising network and the scope of its advertising services

BEIJING, June 11, 2007 – Xinhua Finance Limited (TSE Mothers: 9399 and OTC: XHFNY), today announced that its subsidiary Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), China's leading diversified financial and entertainment media company, has signed an agreement to acquire a 100% interest in Singshine (Holdings) Hong Kong Limited ("Singshine"). The acquisition will expand the geographic coverage of XFMedia's radio program consultation and advertising capabilities from northern to southern China and add entertainment and high-end consumer-oriented advertising to XFMedia's current range of financial and corporate focused advertising.

Singshine conducts its business in China through its subsidiaries and affiliated entities. Founded in 1998, Singshine Communication Co. ("SSC") specializes in radio program consultation and sales management. SSC has exclusive contracts with various Guangdong radio channels for radio program consultation and advertising sales management, with programming targeted at high-income private vehicle owners primarily between the age of 25 and 48.

Also founded in 1998, Singshine Marketing Service Co. ("SSMS") is an advertising services agency providing below-the-line solutions from planning to execution of nationwide promotional campaigns. These services include "person-to-person" marketing for clients' promotional events at shopping centers, clubs and other entertainment outlets. SSMS serves many international brands including Johnnie Walker, P&G, Motorola, Sony, Budweiser and Philips. SSMS also provides campus marketing services that help clients to reach and understand college students as well as to establish and promote their brands within a 60-university network across China.

XFMedia CEO Fredy Bush said, "The integration of the Singshine businesses will extend the reach of our radio advertising and consultation services, which currently serve Shanghai and Beijing, to Guangdong province, which is an important region in China with a significant population of well-educated and upwardly mobile residents. We believe that by expanding our reach into southern China, this acquisition represents an important step in strengthening XFMedia's advertising platform and targeting high-net worth individuals across China."

新华财经
XINHUA FINANCE

The National Bureau of Statistics of China reported that the total population in Guangdong province as of 2005 was approximately 92 million. More than 6 million residents have college and higher levels of education, compared to 4.05 million in Shanghai and 4.80 million in Beijing.
According to CTR Market Research, radio advertising in China grew 24% in 2006, the fastest of any sector in China's advertising market, with a total estimated value of US$36.9 billion. A Winterberry Group study also found that from 2003 to 2007, global below-the-line spending has grown 7.8%, compared to 5.5% growth in above-the-line spend.

Fredy Bush added, "The addition of SSMS's advertising services and events management experience in the entertainment and high-end consumer products sectors will also complement XFMedia's existing specialization in the financial and corporate sectors. These below-the-line advertising capabilities add value to the advertising solutions we are providing. Our advertisers will now be able to tie in more promotional opportunities and exposure around their advertising on print, television and radio."

Singshine CEO Mr Roger Ho said, "I am delighted to be part of XFMedia's dynamic, targeted platform and look forward to the synergies that this combination will create. I believe Singshine will add depth and breadth to XFMedia's broadcast and advertising platform and at the same time provide an opportunity for Singshine to further expand its market share in China." Mr. Ho and other key management have signed employment contracts and will remain with the company.

The transaction is expected to close on or prior to 15th June 2007.

Transaction Details:

1. Reason for the Acquisition

These acquisitions are intended to enable XFMedia to expand its radio program consultation and advertising capabilities from northern to southern China regions, and enhance XFMedia's event management services from financial and corporate focus to entertainment aspects.

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2. Method of the acquisition

The Vendors will receive an initial cash payment of USD 7,900,000 in cash as well as 50,000 Class A Common Shares of XFMedia. The vendors may be entitled to receive a further 50,000 XFMedia shares within one year of completion, and may also be entitled to receive certain cash earnout payments depending on Singshine's 2007, 2008 and 2009 financial performance.

3. Description of the acquired corporation

Trade name: Singshine (Holdings) Hong Kong Limited
Representative: He Zhihao
Registered Address: Unit A, 16th Floor, Success Commercial Building, 245-251 Hennessy Road, Wanchai, Hong Kong
Date of incorporation: 10 September, 2003

Trade name: Singshine Communication Co
Representative: Lu Qibo
Registered Address: Room 1412-1413, No 219, Zhongshan Fifth Raod, Yuexiu district, Guangzhou.
Date of incorporation: 4 July 1997
Number of Employees: 62

Trade name: Singshine Marketing Service Co.
Representative: He Zhihao
Registered Address: Room 293, No 348 7A, Park Road, Qingpu district, Shanghai.
Date of incorporation: 18 July 2002
Number of Employees: 156

4. Schedule of the acquisition

Signing Purchase Agreement: 11 June 2007
Closing: On or about 15 June 2007
Additional payments (if any): 2008, 2009 and 2010

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5. Seller information

He Zhihao (450 shares)
Lu Qibo (550 shares)

6. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0
After the acquisitions: 1,000 shares, 100%.

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company.

The transaction is expected to be accretive to XFMedia's earnings per share in 2007. The impact on the financial forecast for Xinhua Finance for 2007 is yet to be determined. A further announcement will be made at a later date as necessary.

-END-

About the companies
Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited
Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers,

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magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

For more information:

China

Xinhua Finance Media

Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

United States

Taylor Rafferty

John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com

Safe Harbor Statement

This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. A number of factors could cause actual results, performance, achievements of the Company or outcome of the matters discussed herein to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Potential risks and uncertainties include but are not limited to, the risk that the transaction may not close when expected or at all, the China advertising market may not grow as expected and the risks, outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2005.. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

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JUL 2007

(27)

[For immediate release]

Xinhua Finance's subsidiary, Xinhua Finance Media completes acquisition of Singshine

SHANGHAI, June 14, 2007 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that its subsidiary, Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), has completed its acquisition of a 100% interest in Singshine (Holdings) Hongkong Limited ("Singshine"). With the acquisition, Singshine has become a wholly-owned subsidiary of XFMedia. It will expand the geographic coverage of XFMedia's radio program consultation and advertising capabilities from northern to southern China and add entertainment and high-end consumer-oriented advertising to XFMedia's current range of financial and corporate focused advertising. Xinhua Finance previously announced that XFMedia had signed an agreement to purchase Singshine on June 11, 2007.

-END-

About the companies

Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide. For more information, please visit www.xinhuafinance.com

Xinhua Finance Media Limited
Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

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Xinhua Finance Media is a subsidiary of Xinhua Finance Limited ("XFL"; TSE Mothers: 9399), China's premier financial information and media service provider. XFL owns 36.9% of the equity and 85.4% of the voting rights of XFMedia through its holding of class B common shares, which have ten votes per share. The investing public, the company's China partners, executives and staff own class A common shares in the company with one vote per share. The dual-class common share structure was created to accommodate the regulatory landscape of China's media sector.

For more information:

China
Xinhua Finance
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

United States
Taylor Rafferty
John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com

Safe Harbor Statement

This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. A number of factors could cause actual results, performance, achievements of the Company or outcome of the matters discussed herein to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Potential risks and uncertainties include but are not limited to, the risk that the China advertising market may not grow as expected and the risks, outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2005. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

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RECEIVED
2007 JUL 11 A 9:29

(28)

[For immediate release]

Xinhua Finance's subsidiary, Xinhua Finance Media completes acquisition of M-in

SHANGHAI, June 18, 2007 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that on June 15, 2007 its subsidiary, Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), has completed its acquisition of a 100% interest in Beijing Mobile Interactive Co., Ltd ("M-in"). The acquisition is intended to enable XFMedia to rapidly integrate mobile service capabilities with its existing range of popular media assets and market a variety of new interactive products and services to more than 487 million mobile phone users in China. Xinhua Finance previously announced that XFMedia had signed an agreement to purchase M-in on June 4, 2007.

-END-

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide. For more information, please visit www.xinhuafinance.com.

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; Nasdaq: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.

Xinhua Finance Media Limited is a subsidiary of Xinhua Finance Limited. For more information, please visit http://www.xinhuafinancemedia.com .

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For more information:

China

Joy Tsang

+86-136-2179-1577, or +852-9486-4364, joy.tsang@xinhuafinance.com

United States

Eric Andrus

+1-646-805-2010; EAndrus@rlmnet.com

Safe Harbor Statement

This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. A number of factors could cause actual results, performance, achievements of the Company or outcome of the matters discussed herein to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Potential risks and uncertainties include but are not limited to, the China advertising market may not grow as expected and the risks, outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2005.. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

新华财经
XINHUA FINANCE

RECEIVED
JUL 2007
RECEIVED
2007 JUL 11 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25

[For immediate release]

Xinhua Finance Media acquires interest in Mobile Service Provider in China

Acquisition to Allow XFMedia to Market Its Content Through New Media and Create New Interactive Services Associated with Popular Programming

BEIJING, June 5, 2007 – Xinhua Finance Limited (TSE Mothers: 9399 and OTC: XHFNY), , today announced that its subsidiary Xinhua Finance Media Limited ("XFMedia"; NASDAQ: XFML has signed an agreement to acquire a 100% interest in Beijing Mobile Interactive Co., Ltd ("M-in"). This acquisition is intended to enable XFMedia to rapidly integrate mobile service capabilities with its existing range of popular media assets and market a variety of new interactive products and services to more than 487 million mobile phone users in China.

Founded in November 2003, M-in is a mobile service provider ("SP") in China with SP licenses nationwide operating on wireless Mobile Value-Added Service (MVAS) platforms. Its wide range of mobile capabilities include WAP (Wireless Application Protocol), text messaging (SMS), Multimedia Messaging Service (MMS), Interactive Voice Response (IVR), JAVA based software applications including online gaming, and Color Ring Back Tone variously supported by China Mobile, China Unicom, China Netcom and China Telecom.

M-in has built extensive marketing and distribution channels including television, print, Internet and other media, and it creates and manages a wide range of mobile and online interactive products. Its MVAS applications are pre-loaded on certain models of Sony-Ericsson, Bird and other leading China cell phone companies. Its products, which include online games, text messaging voting, ring tone and wallpaper downloads, have been used by more than 10 million users.

XFMedia CEO Fredy Bush said, "M-in is an innovator in China's MVAS market, and our acquisition of it is the first step in our plan to expand XFMedia's distribution into new media. XFMedia intends to integrate M-in's MVAS platform and mobile interactive capabilities with our existing media assets such as our high-quality business, entertainment, education and drama shows, allowing viewers to interact with the shows through text messaging."

"XFMedia also plans to use M-in's capabilities to offer mobile interactivity with its radio and print divisions. In addition, XFMedia intends to create new products and services

for China's more than 487 million mobile phone users who send billions of short messages annually. [Note: source is Chinese Ministry of Information, cited below] New revenue sources are expected to be created through marketing Q&A campaigns, and voting and commentary services for TV programs such as Fortune China via text messaging, or by providing access to our instant financial news updates via WAP or IVR services," Ms Bush added.

The Chief Executive Officer Ms Ao Meng and key management of M-in have signed employment contracts and will remain with the company after completion. Ms Ao said she expects synergies with other parts of XFMedia to help boost M-in's earnings.

"M-in's creative and user-friendly products and services set new trends in mobile communication industry in China ," she said. "I believe MVAS is becoming the mainstream of cross-media communication there. The integration of XFMedia's unique media platform with its range of popular video, audio, digital and print content and M-in's technology and established distribution network can differentiate itself from traditional media most significantly by segmentation and interactivity. This cross-media network offers advertisers the ability to target different demographics and behavior patterns for different promotion purposes."

The company is the exclusive partner of China Mobile's Monternet education channel, with more than two million users per month. It is the exclusive partner of the China National Women's Association for donations made by text messaging. The company is also the exclusive value added service partner for the voting on "World Top Ten Athletes", a well-known event approved by the China State General Administration of Sport.

According to statistics from the Chinese Ministry of Information and Industry, approximately 429.7 billion short messages were sent in 2006, an increase of 41% over 2005. That is an average of around 330 short messages for each person in the country. There are now estimated to be over 487 million mobile phone users in China.

The transaction is expected to close on or prior to 15th June 2007.

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Transaction Details:

1. Reason for the Acquisition

The acquisition is intended to enable XFMedia to rapidly integrate mobile service capabilities with its existing range of popular media assets and market a variety of new interactive products and services to more than 400 million mobile phone users in China.

2. Method of the acquisition

Upon completion, M in will become a 100% consolidated subsidiary of East Alliance. There will be an initial cash payment of USD 10 million, followed by further payments in cash and Class A common shares of XFMedia based upon M-In's financial performance in 2007 and 2008.

3. Description of the acquired corporation

Trade name: East Alliance Limited
Representative: Pang Hon Pan
Registered Address: ATC Trustees (BVI) Limited of 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

Date of incorporation: 2 June 2006

Trade name: Beijing Mobile Interactive Co., Ltd
Representative: Xu Chang Ji
Address: Room 3A15, No. 1, Lizhe Zhong 2 Road, Chaoyang District, Beijing

Date of Incorporation: 19 November 2003
Business: Mobile phone service provider
Fiscal year: Jan to 31Dec
Number of Employees: 92
Offices: 15F, Mansion 1, Number 3, Xi Da Wang Road, Chao Yang District, Beijing

4. Schedule of the acquisition

Signing Purchase Agreement: 4 June 2007
Closing: On or about 15 June 2007
Additional payments (if any): 2008 and 2009

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5. Seller information

Vendors of East Alliance

Divine Prospect Limited, a company incorporated under the laws of the British Virgin Islands with registered address located at 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

Multi Interactive Communication Limited, a company incorporated under the laws of the British Virgin Islands with registered address located at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

6. The number of shares and percentage in the total issued shares in the acquired corporation (East Alliance) before and after acquisition

Before the acquisition: 0
After the acquisitions: 50,000 shares, 100%.

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company.

The transaction is expected to be accretive to XFMedia's earnings per share in 2007. The impact on the financial forecast for Xinhua Finance for 2007 is yet to be determined. A further announcement will be made at a later date as necessary.

-END-

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About the companies

Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

For more information:

China
Xinhua Finance Media
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com

United States
Taylor Rafferty
John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com

Safe Harbor Statement

This press release contains some forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. A number of factors could cause actual results, performance, achievements of the Company or outcome of the matters discussed herein to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Potential risks and uncertainties include but are not limited to, the risk that the transaction may not close when expected or at all, the China advertising market may not grow as expected and the risks, outlined in the Company's filings with the Tokyo Stock Exchange, including its Securities Report (Yuho) for 2005.. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

新华财经
XINHUA FINANCE

RECEIVED JUL 2007 PROCESSING SECTION

[For immediate release]

Xinhua Finance Ltd. Adopts Initiatives to Enhance Corporate Governance

SHANGHAI, May 30, 2007 -- Xinhua Finance Limited ("XFL"; TSE Mothers: 9399; OTC ADRs: XHFNY) announced that it is undertaking a number of initiatives to continue enhancing its corporate governance policies and those of its subsidiary, Xinhua Finance Media ("XFMedia"; NASDAQ: XFML), as part of XFL's ongoing efforts to achieve best practices in corporate governance in each of the markets in which the company operates. These enhancements include:

- Committing to having a majority of independent directors on the Boards of both XFL and XFMedia as soon as possible (even though under the relevant securities and exchange laws and rules, neither company is required to do so);
- Committing to create a lead independent director position on the Boards of both XFL and XFMedia; and
- Engaging Spencer Stuart, an internationally recognized executive search firm, to identify world-class independent director candidates for the XFL and XFMedia Boards.

XFL Chief Executive Officer Fredy Bush said, "Our business continues to be strong. In a few short years we have built in Xinhua Finance and XFMedia companies which have the knowledge, the assets and the long-term relationships necessary to succeed in the China financial information and media businesses. As our businesses have become more global, we have evolved our governance practices to meet the standards of the new markets we have entered. XFL and XFMedia are currently fully compliant with all applicable regulations in the jurisdictions where we operate, but we recognize that there are ways in which we can further improve our corporate governance.

"The world-class products and services that Xinhua Finance provides – which include ratings, indices, news, advisory, investor relations and financial data – are all based on our track record of integrity and trust, and our clients have made clear that they continue to value and rely on the high quality work of our people. The important steps we are announcing today will help us to continue enhancing our corporate governance policies and practices as we remain intensely focused on building world-class, global businesses and creating value for our shareholders."

The XFMedia Board of Directors also previously announced that it has authorized XFMedia to repurchase up to $50 million in shares of XFMedia's common stock, in a sign of their confidence in the future of XFMedia's business. XFMedia will buy its shares in the open market and expects the purchases to be funded from existing and future cash reserves. The Company advised that XFL is constrained from buying back its stock at the

present time due to the covenants of its 2006 bond issue.

Ms. Bush also sent the following letter today to shareholders of XFL:

May 30, 2007

Dear fellow shareholders,

As you probably know, Xinhua Finance Limited ("XFL") and its subsidiary, Xinhua Finance Media ("XFMedia"), have been on the receiving end of some particularly nasty and misleading press stories recently. I appreciate the support that so many of you have expressed, and am writing to you today in order to:

- ***Set the record straight** with respect to some of the unfair and inaccurate reports that have been published about us;*
- *Let you know of some **accelerated governance improvements** that we are implementing to enhance our corporate structure and governance;*
- *Assure you that our **business and competitive position in China and the U.S. remain as strong as ever**, as evidenced by our strong first quarter results; and*

At Xinhua Finance, we are strongly committed to achieving best practices in corporate governance. It is important to understand that XFL is a China company organized under Cayman law that is listed on the Tokyo Stock Exchange. Like our subsidiary Xinhua Finance Media (which is listed on the NASDAQ Global Exchange in the U.S.), XFL has to meet the regulatory requirements in several jurisdictions. China has a uniquely complex legal regime– this is especially true for media assets and one of the strengths of our company is that we have the knowledge and long-term relationships necessary to succeed in this business. Xinhua Finance Limited has grown from $18 million in revenue in 2003 to $175 million in 2006. During this time, we also have built, in XFMedia, a pioneering media company and created substantial opportunities that have never existed before in the China market. Clearly, the skills across these companies speak for themselves and the fundamentals of our business remain strong.

As Xinhua Finance and its businesses have become more global, we have structured our company to comply with applicable laws in China, Japan, the U.S. and other jurisdictions, always in consultation with highly-regarded independent legal counsel. We also have evolved our governance practices to meet the standards of the new markets we have entered, and our recent listing of XFMedia in the U.S. is no exception.

In keeping with our commitment to achieving best practices in corporate governance, we recognize that there are always ways in which governance can be further improved. To that end, Xinhua Finance Limited and XFMedia are accelerating a number of enhancements to our corporate governance practices as follows:

- *We are committed to having a majority of independent directors on the* Boards of both XFL and XFMedia *as soon as possible (even though under the relevant rules neither company is required to do so);*
- *We are committed to creating a lead independent director position* on the Boards of both XFL and XFMedia*;*
- *We have engaged Spencer St*uart, *an internationally recognized executive search firm, to identify world-class independent director candidates for the XFL and XFMedia Boards; and*
- *We have established a committee to explore other ways in which we might be able to enhance our corporate governance.*

The high-quality products and services that Xinhua Finance provides its clients – which include ratings, indices, news, advisory, investor relations and financial data – are all based on our track record of integrity and trust. And we remain committed to our vision of building world-class businesses in China and the U.S. and adhering to and enhancing applicable standards of corporate governance and transparency. As all thoughtful governance experts acknowledge, this does not mean adhering to an ideal "one-size-fits-all" standard, but doing what is right and appropriate given the various jurisdictions where we are listed and conduct business.

In the course of XFMedia's recent IPO, the most important consideration (for the company and its first-tier underwriters) was to ensure that the material details of XFMedia's transactions and relationships were properly described in the prospectus. XFMedia and its underwriters, aided by world-class legal counsel, undertook an intensive due diligence process. I am sure you will appreciate that, because the misleading press reports have led to litigation, even if we consider it baseless, we are somewhat constrained in our ability to comment on every allegation and insinuation in the press – no matter how outrageous. But we all believed and continue to believe that XFMedia's prospectus includes all material information that was required to be disclosed.

One last point I wish to touch on concerns recent personnel changes at Glass Lewis. The recent media onslaught was, after all, triggered by the vague and sweeping disparaging remarks about Xinhua Finance and its directors and officers made by a former reporter and Glass Lewis employee, as he was leaving the firm, stating that he was joining a Xinhua Finance competitor. This individual had given two weeks' notice on May 2, "to pursue other opportunities". On May 16, he sent his "amended resignation letter"

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purporting to state further reasons for leaving, which he promptly shared with colleagues in the press. The Glass Lewis team, led by KT Rabin, continues to be the most thoughtful and talented group of corporate governance professionals, and clients have made clear that they continue to value and rely on their high quality work.

Despite the frustration of these misleading media reports, we remain focused on running our business to create shareholder value, which is why you invested in our company, and on thoughtfully addressing the issues that have come out of this heightened focus on the structure and governance of Xinhua Finance Limited and XFMedia.

Please do not hesitate to contact me if you wish to discuss anything regarding the company or current developments. I would also welcome any suggestions you would like us to consider as we continue building XFL and XFMedia as premier global financial information and media companies and enhancing their corporate governance. I truly appreciate your ongoing support.

Sincerely,
Fredy Bush
CEO, Xinhua Finance Limited

End

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide. For more information, please visit www.xinhuafinance.com.

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; Nasdaq: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China

新华财经
XINHUA FINANCE

including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.

Xinhua Finance Media Limited is a subsidiary of Xinhua Finance Limited. For more information, please visit http://www.xinhuafinancemedia.com .

For more information:

China

Joy Tsang

+86-136-2179-1577, or +852-9486-4364, joy.tsang@xinhuafinance.com

United States

Eric Andrus

+1-646-805-2010; EAndrus@rlmnet.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, statements made about proposed changes to personnel and reporting structures and quotations from management in this announcement, as well as the companies strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; risks associated with recent adverse press articles, the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

24

新华财经
XINHUA FINANCE

JUL 2007

Xinhua Finance realigns news business strategy on the Greater China market

SHANGHAI, 31 May, 2007 - Xinhua Finance Limited (TSE: 9399) (OTC ADRs: XHFNY), today announced that it has reached an agreement on the sale of certain non-China news operations of Xinhua Finance News ("XFN", an unit of the Company's news service line) to Thomson Financial, a leading provider of information and technology solutions to the worldwide financial community. The move is a strategic decision that allows XFN to focus its operations where it has a significant competitive edge in Greater China. It enables Thomson Financial to further expand its tailored financial news operations in Asia. The two companies have not disclosed the financial terms of the agreement.

The agreement, which will take effect on June 1st, covers seven XFN Asia-Pacific bureaus located in Tokyo, Manila, Jakarta, Kuala Lumpur, Singapore, Sydney and Seoul. The companies have also signed licensing agreements providing for the exchange of news services following the sale.

Xinhua Finance COO Daniel Connell said, "This allows us to cut costs from a non-core area and refocus our efforts and resources on our core geographic competency, which is Greater China while at the same time enhancing our overall strategy of bridging China's financial markets and the world. We believe that this will benefit the two companies, our customers and our employees."

Leveraging its unique position and strength in China, XFN has realigned its news strategy to focus on the Greater China market and will continue to maintain editorial operations in Beijing, Shanghai, Hong Kong and Taipei. The news operation of Xinhua Finance's other subsidiaries such as Market News International, Stone and McCarthy and G7 Group remain unchanged.

End

中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

新华财经
XINHUA FINANCE

For more information

Xinhua Finance

Joy Tsang, Director of Corporate Communications
joy.tsang@xinhuafinance.com
+86-21-6113-5999; +86-136-2179-1577

Thomson Financial

Alex Brog, Director External Communications - Europe
alexander.brog@thomson.com
+44 (0) 20 7324 6986; +44 (0) 7880 700 193

Sally Cates, Managing Director, Strategic Communications
sally.cates@thomson.com
+1-646-822-2076

About the companies

Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com

Thomson Financial

Thomson Financial, with 2006 revenues of US$2 billion, is a provider of information and technology solutions to the worldwide financial community. Through the widest range of products and services in the industry, Thomson Financial helps clients in more than 70 countries make better decisions, be more productive and achieve superior results. Thomson Financial is part of The Thomson Corporation (www.thomson.com), a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges.

中国上海市虹桥路1号港汇中心一座3905-09 邮编 200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话 Tel (8621) 6113 5900 传真 Fax (8621) 6448 4955 电邮 Email info@xinhuafinance.com 网址 Website www.xinhuafinance.com

SEC Mail Processing
JUN 0 2007
Washington DC
RECEIVED
2007 JUN 11 A 9:29

(22)

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	May 29, 2007
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands
【Name of the Attorney】	Attorney-in-law Toru Ishiguro
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6212-8318
【Name of Contacts】	Attorney-in-law, Toru Ishiguro, Kensuke Ambe;; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

The Company hereby files this report in accordance with of Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 14 of Cabinet Ordinance Concerning Disclosure of Companies, with respect to the filing of lawsuit against its consolidated-subsidiary at the United States District Court for the Southern District of New York as of May 22, 2007.

2 【Nature of Report】

1. Name, Address and Name of Representative of the Subsidiary

a. Name
Xinhua Finance Media Limited ("XFMedia")

b. Address
Room 701, Kun Tai International Mansion, 12B Chao Wai Street, Chao Yang District, Beijing 100020, People's Republic of China

c. Name of Representative
Fredy Bush

2. Date of Filing of Lawsuit
May 22, 2007

3. Name, Address and Name of Representative of the Person who Filed Lawsuit

a. Name
Israel Bollag
Note: The plaintiff described above seeks class action status.

b. Address
United States of America

c. Name of Representative *[in case of corporations]*
N/A

4. Description of Lawsuit and Amount of Damage to be Claimed

a. Description of Lawsuit

A lawsuit was filed against Xinhua Finance Media Limited, Ms. Fredy Bush, our CEO and the CEO of XFMedia and Mr. Shelly Singhal , our former director and the former CFO of XFMedia, JP Morgan Securities, UBS, CIBC World Markets and WR Hambrecht & Co. as

defendants. Xinhua Finance Limited is not a party to this lawsuit. The lawsuit was filed by a single plaintiff who seeks class action status.

The lawsuit alleges that material facts concerning the background of Mr. Shelly Singhal were omitted from the prospectus issued in connection with XFMedia's initial public offering of shares on March 8, 2007 on the Nasdaq Global Market (the "IPO").

b. Amount of Damage to be Claimed

It is uncertain how much the potential plaintiffs seek under the complaint at this moment.

PROCESSING
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WASH, DC
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SECTION

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RECEIVED
2007 JUL 11 A 9:27

新華財經
XINHUA FINANCE

xinhua finance media
新华财经媒体

Xinhua Finance CEO Says Management Team Remains Intensely Focused on Building Business

SHANGHAI, May 25, 2007 – Fredy Bush, Chief Executive Officer of Xinhua Finance Limited (symbol: 9399) (OTC ADRs: XHFNY) and Xinhua Finance Media Limited (NASDAQ: XFML) today issued the following statement:

"My management team and I are intensely focused on running and building our business. There have been numerous inaccurate and misleading statements made about our company in recent days, but we will not allow ourselves to be distracted from continuing to execute on our business plan by refuting every unfounded claim. The fundamental strengths of our business have not changed. We continue to see strong financial performance in our business, and are confident that our unique competitive position within China will allow us to deliver value to our shareholders."

End

For more information

Joy Tsang
joy.tsang@xinhuafinance.com
+86-136-2179-1577; +852-948-64364

About the companies

Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide. For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups,

Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.

Xinhua Finance Media Limited is a subsidiary of Xinhua Finance Limited. For more information, please visit www.xinhuafinancemedia.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in XFMedia's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

(20)

JUL 2007
209 SECTION
RECEIVED
2007 JUL 11 A 9:29

新華財經
XINHUA FINANCE

xinhua finance media
新华财经媒体

Xinhua Finance CEO issues a statement

SHANGHAI, May 21, 2007 – In response to the media coverage over the weekend, Xinhua Finance Chief Executive Fredy Bush issued the following statement:

Xinhua Finance Media listed on NASDAQ after complying fully with all disclosure and due diligence processes required in the United States. Furthermore, the Company engaged the most qualified independent advisers available to oversee this process. We have an internal committee co-chaired by John McLean, General Counsel of Xinhua Finance and Kevin Cameron, President and co-founder of Glass Lewis, who continually review the Group's corporate governance to make recommendations to the independent Corporate Governance Board Committee of Xinhua Finance Media and the Board of Xinhua Finance Limited. I look forward to keeping investors and followers informed of our progress and these ongoing initiatives.

End

For more information

Joy Tsang
joy.tsang@xinhuafinance.com
+86-136-2179-1577
+852-948-64364

About the companies

Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide.

For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.

Xinhua Finance Media Limited is a wholly owned subsidiary of Xinhua Finance Limited. For more information, please visit www.xinhuafinancemedia.com.

About Glass Lewis

Founded in 2003, Glass Lewis helps investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at public companies. Glass Lewis also facilitates proxy voting by institutional investors with the most advanced and reliable proxy voting platform in the industry. Headquartered in San Francisco, with offices in New York, London, Tokyo and Denver, Glass Lewis serves many of the world's largest and most respected institutional money managers, pension funds, mutual funds and hedge funds. Glass Lewis' clients collectively manage more than $11 trillion.

Glass Lewis is a wholly owned subsidiary of Xinhua Finance Limited.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in XFMedia's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

Biographies of the two new CFOs

Mr. David Wang, CFO, Xinhua Finance Limited

Mr. Wang joined Xinhua Finance Limited in October 2006 as Managing Director, Corporate Finance. Prior to that, Mr. Wang had served as a financial advisor to the Company since February 2006 and took a key role in leading a number of major financing transactions for the company, including its syndicated loan and high yield bond financing, as well as the NASDAQ IPO of its subsidiary Xinhua Finance Media Limited.

Prior to joining Xinhua Finance, Mr. Wang served as CFO and board member of Kentucky Electric Steel, Vice President of Libra Securities, and an Associate with the leveraged finance investment banking division of U.S Bancorp Investments, Inc.

Mr. Wang graduated from the Wharton School at the University of Pennsylvania.

Mr. Andrew Chang, CFO, Xinhua Finance Media Limited

Mr. Chang joined our parent Xinhua Finance Limited (XFL) in 2003 and had taken senior positions at Corporate Finance Department until November 2006 when he transferred to Xinhua Finance Media (XFMedia). He successfully managed and completed various acquisitions, fund raisings, and other strategic financial initiatives for both XFL and XFMedia, including their IPOs on the Tokyo Stock Exchange and the NASDAQ respectively.

Prior to joining Xinhua Finance, Mr. Chang had over 10 years of investment banking experience in the US, Hong Kong, China and Japan including working at such prestigious investment banks as GE Capital, ABN AMRO, and Nomura.

Mr. Chang graduated from University of California at Berkeley.

About the companies

Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide. For more information, please visit www.xinhuafinance.com.

About Xinhua Finance Media Limited

Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.

Xinhua Finance Media is a subsidiary of Xinhua Finance Limited ("XFL"; TSE Mothers: 9399), China's premier financial information and media service provider. XFL owns 36.9% of the equity and 85.4% of the voting rights of XFMedia through its holding of class B common shares, which have ten votes per share. The investing public, the company's China partners, executives and staff own class A common shares in the company with one vote per share. The dual-class common share structure was created to accommodate the regulatory landscape of China's media sector.

For more information, please visit www.xinhuafinancemedia.com.

For further information

Xinhua Finance

Japan: Mr. Sun Jiong, +81-3-3321-9500, jsun@xinhuafinance.com

China: Ms Joy Tsang, +8621-6113-5999, +86-136-2179-1577, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan: Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com
United States: Mr. John P. Dudzinsky, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

Andrew Chang has been appointed Chief Financial Officer of XFMedia. Andrew joined the finance department of XFL in 2003. He played a key role working closely with Shelly Singhal in the development of the XFMedia business as Managing Director of Finance. Zhu Shan remains in his position as Chief Operating Officer of XFMedia.

At XFL, David Wang assumes the role of Chief Financial Officer after serving as Managing Director, Corporate Finance since joining XFL in 2006. He replaces Gordon Lau, who is leaving XFL to pursue other interests. David will assume the role on July 1st and is working closely with Gordon to facilitate a smooth transition. During his tenure with XFL, David worked with Gordon on several financing transactions, including XFL's $100 million high yield bond financing. Dan Connell continues in his role as XFL Chief Operating Officer.

Fredy Bush added, "These changes in responsibility will better leverage our executive skill set and help build a management infrastructure strong enough to support our ambitious growth plans. Personally, I am very excited to be able to sharpen my focus on what I do best: strategic and tactical planning, leadership and China market development. John, Shelly, David, Dan, Andrew, and Zhu Shan have made valuable contributions to our success and these enhancements to our corporate structure will increase their opportunities to do so in the future. I extend my sincere appreciation to Gordon Lau for his invaluable contribution to the successful development of Xinhua Finance, and wish him the best in his future endeavors."

end

Notes to Editors

Xinhua Finance's streamlined structure


XINHUA FINANCE
Mr. Dan Connell
COO
Mr. David Wang
CFO
Shared
Services Unit
Ms. Fredy Bush
CEO
Mr. John McLean
General Counsel
Mr. Shelly Singhal
Corporate Development
Corporate Communicaitons
Investor Relations
Strategic Branding
Mr. Zhu Shan
Mr. Andrew Chang

May 15, 2007

Dear Sirs,

(Consolidated) Summary of Business Results for the three months ended March 31, 2007

Name of the Company:	Xinhua Finance Limited (URL www.xinhuafinance.com.)
Representative:	Chief Executive Officer, Fredy Bush (TSE Mothers, Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Shanghai 86-21-6113-5900)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Preparation of the Consolidated Quarterly Financial Statements

(a) Accounting standards for the consolidated quarterly financial statements:
Accounting standards for the interim consolidated financial statements

(b) Changes in accounting treatments since the most recent fiscal year:
Not Applicable.

(c) Changes in scope of consolidation and application of equity method:
Applicable.

Unconsolidated subsidiaries up to prior year such as Intelligence Asia Pty Ltd., LJS Global Information Services, Inc., Mergent Pricing & Evaluation Services, Inc. and Mergent (UK) Ltd. are consolidated from this period since materiality has increased.

(d) Participation of Accounting Auditor: Applicable.
With respect to the quarterly consolidated financial statements, the procedures for issuance of opinion have been carried out in accordance with "Standards for Issuance of Opinion for Quarterly Financial Statements" as attached to the TSE's "Guideline of Rules on Timely Disclosure of Corporate Information Issuer of Listed Security".

2. Consolidated Business Results

Consolidated Business Results for the three months year-to-date ended March 31, 2007 are provided below (consolidated business results for the three months year-to-date ended March 31, 2006 are also provided for reference).

Consolidated financial statements in accordance with Japan GAAP and International Financial Reporting Standards (IFRS) have been prepared for our investors in Japan and elsewhere in accordance with the Company's past practice. Significant differences between Japan GAAP and IFRS as applied to us include those relating to share based payment expenses and amortization of goodwill. Please refer to section "*2 Outline of Business Results*" below for detailed explanation. These items make our consolidated net income under Japan GAAP substantially lower than our consolidated net income under IFRS for the period ended March 31, 2007.

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2007 JUL 11 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

新華財經
XINHUA FINANCE

xinhua finance media
新华财经媒体

SEC Mail Processing Section
JUL 2007
Washington, DC

Xinhua Finance Announces Management Changes, Strengthened Executive Team and Streamlined Structure

SHANGHAI, May 15, 2007 - Xinhua Finance Limited (TSE: 9399) (OTC ADRs: XHFNY) ("XFL"), today announced the promotion of several executives in connection with the creation of a shared services group designed to consolidate and simplify certain operational and reporting structures between XFL and its subsidiary Xinhua Finance Media ("XFMedia") (NASDAQ:XFML).

The shared services group is made up of executives from both XFL and XFMedia, and centralizes support for strategy, investor relations, corporate communications, legal services and branding for XFL and XFMedia. This group reports to Fredy Bush, who is CEO of both companies.

XFL, founded in 1999, is a financial information company focusing on China which serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. XFMedia is a China based financial and entertainment media company. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process.

The two Xinhua Finance businesses operate with highly complementary objectives: XFL continually improves the quality and scope of its financial content, while XFMedia focuses on distributing that content to a target audience of high net worth individuals in China via television, radio, newspapers, magazines and other distribution channels.

Fredy Bush, Chief Executive commented, "We are keenly aware of the need for our corporate structure and executive team to stay one step ahead of the rapid development of our businesses. Our sharp focus and clear strategy allows us to think and plan ahead. The Xinhua Finance companies now have more than 10,000 investors globally, in excess of $1.5 billion in market capital and have completed $400 million in M&A transactions. The shared services group is important to the group's efficient expansion going forward and represents our commitment to sustainable growth."

John McLean, who has served as XFL General Counsel since 2004, will continue to head up the legal department for the group as part of the shared services team.

Given his in-depth knowledge of both XFL and XFMedia, Shelly Singhal has been appointed Executive Director, Corporate Development, and will serve as a part of the shared services group with responsibility for capital markets activities, transactions, and mergers and acquisitions.

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2007 JUL 11 A 9:2
RECEIVED JUL 2007 PROCESSING SECTION

新華財經
XINHUA FINANCE

xinhua finance media
新华财经媒体

Xinhua Finance Board Announcement

SHANGHAI, May 19, 2007 - Xinhua Finance Ltd. (TSE: 9399) (OTC ADRs: XHFNY) and Xinhua Finance Media (Nasdaq: XFML) announced today that Mr. Shelly Singhal has resigned from the Boards of both companies, as well as from all executive and managerial positions. His departure is immediate.

"Mr. Singhal provided important assistance throughout the development of Xinhua Finance Ltd. and Xinhua Finance Media," commented Chairman and CEO Fredy Bush, "He remains a strong supporter of both companies, and he has our thanks for his tireless efforts in contributing to our successes to date."

"It is a difficult decision to leave these two companies that I have helped to grow. Unfortunately, recent allegations against me in the press concerning my activities prior to joining Xinhua Finance have created a situation where my continued involvement with Xinhua Finance has become a distraction to management, so it is clearly the right thing to do now," Mr. Singhal commented. "There is a deep pool of entrepreneurial and managerial talent in place to insure continued progress. I remain a loyal and long-term follower and shareholder, and wish the two companies well."

Mr. Singhal is currently the subject of a civil suit which is unrelated to Xinhua Finance. Mr. Singhal has advised that he believes this claim to be without merit and that he intends to dispute it vigorously.

Fredy Bush added, "We wish Shelly the best and are grateful to him for his efforts on behalf of Xinhua Finance. During his time with Xinhua Finance, we believe Shelly has conducted himself with integrity and professionalism. In the meantime, we look forward to putting this matter behind us and focusing on what we do best—continuing to build our business in China and creating value for our shareholders".

End

For more information

Joy Tsang
joy.tsang@xinhuafinance.com
+86-136-2179-1577
+852-948-64364

About the companies

Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide.

For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited
Xinhua Finance Media ("XFMedia"; NASDAQ: XFML) is China's leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.

Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.

For more information, please visit www.xinhuafinancemedia.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in XFMedia's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release is as of May 19, 2007, and XFMedia undertakes no duty to update such information, except as required under applicable law.

Consolidated Business Results under Japan GAAP
(Units: USD thousand (Yen million))

	March, 2006 (3 Months YTD)	March, 2006 (3 Months YTD)	March, 2007 (3 Months YTD)	Variance (%)	December, 2006 (Full Year)
	(at past USD-Yen rate as of March 31, 2006)	(at current USD-Yen rate as of March 30, 2007)	(at current USD-Yen rate as of March 30, 2007)		(at current USD-Yen rate as of March 30, 2007)
Turnover	37,355 (4,388)	37,355 (4,410)	46,557 (5,496)	24.6%	174,963 (20,654)
Operating Profit /Loss (△)	1,159 (136)	1,159 (137)	△8,342 (△985)	△819.8%	1,134 (134)
Ordinary Profit /Loss (△)	1,923 (226)	1,923 (227)	△25,929 (△3,061)	△1,448.4%	63 (7)
Net Profit	860 (101)	860 (102)	82,374 (9,724)	9,478.4%	10,760 (1,270)
Basic EPS USD(JPY)	1.04 (122.17)	1.04 (122.77)	84.48 (9,972.86)	8,023.1%	12.23 (1,443.47)
Diluted EPS USD(JPY)	1.03 (120.99)	1.03 (121.59)	83.39 (9,844.19)	7996.1%	11.57 (1,366.42)
Proforma EBITDA	6,698 (787)	6,698 (791)	10,778 (1,272)	60.9%	32,604 (3,849)
EBITDA	5,640 (663)	5,640 (666)	2,215 (261)	△60.7%	24,672 (2,913)
Total Assets	480,422 (56,435)	480,422 (56,714)	1,079,802 (127,471)	124.8%	765,941 (90,419)
Total Net Assets	311,927 (36,642)	311,927 (36,823)	625,482 (73,838)	100.5%	382,758 (45,185)
% of Adjusted Shareholders' Equity/Total Assets	64.9%	64.9%	39.0%	-	39.8%
Net assets per share USD(JPY)	300.91 (35,347.90)	300.91 (35,522.43)	417.22 (49,252.82)	38.7%	326.93 (38,594.09)

(Notes)

1. For the three months year-to-date ended March 31, 2007 results and three months ended March 31, 2006 results at current U.S. dollar / Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥118.05, from the Tokyo Foreign Exchange Market as of March 30, 2007. For the three months ended March 31, 2006 results as reported on May 15, 2006, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.47, from the Tokyo Foreign Exchange Market as of March 31, 2006.
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. We define Proforma EBITDA as EBITDA plus non cash share based payments and recurrent non

operating income and excluding one time items.

3. Variance shows comparison between consolidated business results for the three months year-to-date ended March 31, 2006 and for the three months year-to-date ended March 31, 2007, both of which are at the current rate as of March 30, 2007.(as defined above in note 1)

Consolidated Business Results under IFRS (for reference only)
(Units: USD thousand (Yen million))

	March, 2006 (3 Months YTD)	March, 2006 (3 Months YTD)	March, 2007 (3 Months YTD)	Variance (%)
	(at past USD-Yen rate as of March 31, 2006)	(at current USD-Yen rate as of March 30, 2007)	(at current USD-Yen rate as of March 30, 2007)	
Turnover	37,355 (4,388)	37,355 (4,410)	46,557 (5,496)	24.6%
Proforma EBITDA	6,610 (776)	6,610 (780)	10,838 (1,279)	64.0%
EBITDA	5,756 (676)	5,756 (679)	3,044 (359)	△47.1%
Net Income	3,616 (425)	3,616 (427)	94,511 (11,157)	2,513.7%
Basic EPS USD(JPY)	4.36 (512.17)	4.36 (514.70)	96.93 (11,442.59)	2,123.2%
Diluted EPS USD(JPY)	4.33 (508.65)	4.33 (511.16)	95.68 (11,295.02)	2,109.7%

(Notes)

1. For the three months year-to-date ended March 31, 2007 results and the three months ended March 31, 2006 results at current US dollar / Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥118.05, from the Tokyo Foreign Exchange Market as of March 30, 2007. For the three months ended March 31, 2006 results as reported on May 15, 2006, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.47, from the Tokyo Foreign Exchange Market as of March 31, 2006.
2. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization. We define Profoma EBITDA as EBITDA plus non cash share based payments and excluding one time items.
3. Variance shows comparison between consolidated business results for the three months year-to-date ended March 31, 2006 and for the three months year-to-date ended March 31, 2007 both of which are at current rate as of March 30, 2007.

3. Outline of Consolidated Business Results (from January 1, 2007 to March 31, 2007)

Turnover

Turnover was US$46,557 thousand (¥5,496 million) for the three months year-to-date ended March 31, 2007, as compared to US$37,355 thousand (¥4,410 million) for the three months year-to-date ended March 31, 2006.

Higher turnover in 2007 is primarily due to:

- Consolidation of newly acquired subsidiaries, including Glass Lewis & Co. LLC, and Kinetic Information Systems Services Limited in the first three months of 2007 which accounted for 7.4% of our turnover for the three months ended March 31, 2007.
- Full period impact from subsidiaries, including Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd), Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd., that joined the group in 2006 as they accounted for 31.5% of our turnover in 2007.
- Increasing demand for China focused financial information and product line extensions such as the G7's China Service, MNI's China Bullet Points and China MainWire, China news services for the Japan markets, and two new personal wealth magazines (Funds Observer and China Venture)
- Increasing volume of press releases within China and the region in the IR/PR service line
- Realizing synergies among the group, including cross-selling group services and products, through a more streamlined sales and marketing approach of our global operations.

Cost of sales

Cost of sales was US$22,909 thousand (¥2,704 million) for the three months year-to-date ended March 31, 2007, as compared to US$16,110 thousand (¥1,902 million) for the three months year-to-date ended March 31, 2006. Cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges, data acquisition costs and media buying costs. Cost of sales represented 49.2% of turnover for the three months ended March 31, 2007 and 43.1% of turnover for the three months ended March 31, 2006. The increase of the amount of cost of sales is primarily due to consolidation of newly acquired subsidiaries that accounted for US$ 2,216 thousand (¥262 million) in the three months year-to-date ended March 31, 2007 and full period impact from subsidiaries which joined the group in 2006 which accounted for US$ 9,453 thousand (¥1,116 million) in the three months year-to-date ended March 31, 2007.

Gross Profit Margin

Gross profit margin was 50.8% for the three months ended March 31, 2007 versus 56.9% for the three months ended March 31, 2006.

Selling, general, and administrative expenses

Selling, general, and administrative expenses were US$31,989 thousand (¥3,776 million) for the three months year-to-date ended March 31, 2007, higher than the US$20,086 thousand (¥2,371 million) for the three months year-to-date ended March 31, 2006. Higher selling, general, and administrative expenses are mainly due to:

1) higher non-cash expenses such as depreciation, amortization and amortization of goodwill;
2) costs associated with expansion activities;
3) full period impact of selling, general and administrative expenses from subsidiaries acquired in 2006; and
4) selling, general and administrative expenses from subsidiaries acquired in 2007.

Our non-cash expenses for the three months ended March 31, 2007 include depreciation of US$1,231 thousand (￥145 million), amortization of US$3,805 thousand (￥449 million), amortization of goodwill of US$5,521 thousand (￥652 million) and amortization of non-cash share based payment expense of US$1,445 thousand (￥171 million). Since May 2006 when Japan GAAP instituted a new accounting standard for share based payment, we have recorded the above non-cash share based payment expense. Our depreciation and amortization expenses for the three months ended March 31, 2007 totaled US$10,557 thousand (￥1,246 million) compared to the depreciation and amortization expenses for the three months ended March 31, 2006 which totaled US$4,482 thousand (￥529 million)

Selling, general, and administrative expenses, inclusive of depreciation, amortization and non-cash share based payment expense, as a percentage of turnover was 68.7% for the three months ended March 31, 2007 versus 53.8% for the three months ended March 31, 2006. Excluding depreciation, amortization and non-cash share based payment expense, selling, general, and administrative expenses as a percentage of turnover was 42.9% for the three months ended March 31, 2007 and 41.8% for the three months ended March 31, 2006.

Operating profit/loss

As a result of the above, operating loss was US$8,342 thousand (￥985 million) for the three months year-to-date ended March 31, 2007, versus operating profit of US$1,159 thousand (￥137 million) for the three months year-to-date ended March 31, 2006.

Ordinary profit/loss

Primarily due to share issuance expenses of US$22,365 thousand (￥2,640 million) from the listing of our subsidiary, Xinhua Finance Media Limited on the Nasdaq market in March 2007, Ordinary loss was US$25,929 thousand (￥3,061 million) for the three months year-to-date ended March 31, 2007, versus ordinary profit of US$1,923 thousand (￥227 million) for the three months year-to-date ended March 31, 2006. Ordinary loss was arrived at after accounting for US$7,124 thousand (￥841 million) non-operating income which was offset by US$2,346 thousand (￥277 million) interest expense and others.

Net profit/loss

Net profit was US$82,374 thousand (￥9,724 million) for the three months year-to-date ended March 31, 2007, versus net profit of US$860 thousand (￥102 million) for the three months year-to-date ended March 31, 2006.

Net profit for the three months ended March 31, 2007 was arrived at after including:

1) taxation charge of US$87 thousand (￥10 million)

2) a gain of US$105,836 thousand (￥12,494 million) from the gain from changes in equity interests (being Xinhua Finance Media Limited)

3) minority interests of US$2,553 thousand (￥301 million).

Proforma net income of US$ 342 thousand (￥40 million), excludes a one time gain of US$105,836 thousand (￥12,494 million) from the gain from change in equity interest of a subsidiary, Xinhua Finance Media Limited, and related share issuance expenses of US$22,365 thousand (￥2,640 million) and non cash share based payment expense of S$1,445 thousand (￥171 million).

EBITDA

EBITDA was US$2,215 thousand (￥261 million) for the three months year-to-date ended March

31, 2007, versus US$5,640 thousand (¥666 million) for the three months year-to-date ended March 31, 2006. EBITDA is calculated by taking operating income (or loss) and adding back the following non-cash items: (1) depreciation; (2) amortization; and (3) amortization of goodwill. Proforma EBITDA for the three months ended March 31, 2007, was US$10,778 thousand (¥1,272 million) versus US$6,698 thousand (¥791 million) for the three months ended March 31, 2006.

Balance Sheet Analysis

(Units: USD thousand (Yen million))

	As of March 31, 2006	As of March 31, 2006	As of March 31, 2007	Variance (%)
	(at past USD-Yen rate as of March 31, 2006)	(at current USD-Yen rate as of March 30, 2007)	(at current USD-Yen rate as of March 30, 2007)	
Current Assets	163,481 (19,204)	163,481 (19,299)	397,919 (46,974)	143.4%
Non-current Assets	316,942 (37,231)	316,942 (37,415)	678,286 (80,072)	114.0%
Current Liabilities	72,688 (8,539)	72,688 (8,581)	125,069 (14,764)	72.1%
Non-current Liabilities	31,825 (3,738)	31,825 (3,757)	329,252 (38,868)	934.6%
Total Net Assets	311,927 (36,642)	311,927 (36,823)	625,482 (73,838)	100.5%

Cashflow Analysis

Operating activities
Net cash used in operating activities amounted to US$2,458 thousand (¥290 million) for the three months year-to-date ended March 31, 2007.

Investing activities
Net cash used in investing activities amounted to US$48,448 thousand (¥5,719 million) for the three months year-to-date ended March 31, 2007, mainly consisted of cash used for strategic acquisitions and investments such as Glass Lewis & Co., LLC., Kinetic Information Systems Services Limited and subsequent consideration payments for Xinhua Finance Advertising Limited that totaled to US$42,183 thousand (¥4,980 million), deposit for purchase of intangible assets of US$4,012 thousand (¥474 million) and capital expenditures US$2,796 thousand (¥330 million).

Financing Activities
Cashflow from financing activities amounted to US$205,757 thousand (¥24,290 million) for the three months year-to-date ended March 31, 2007. This amount mainly consisted of cash proceeds of US$202,659 thousand (¥23,924 million) from the issuance of shares in Xinhua Finance Media Limited due to its listing on the Nasdaq market in the US.

Cash Balance
Due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above, ending cash and cash equivalents was US$252,619 thousand (¥29,822 million) as at March 31, 2007, of which US$293,657 thousand (¥34,666 million) was cash and

bank balance, US$41,323 thousand (￥4,878 million) was deposits pledged as collateral (deducted from cash balance) and US$285 thousand (￥34 million) was marketable securities.

4. Financial Projection (from January 1, 2007 to December 31, 2007)

Our projections have been prepared in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill and share based expenses. These differences result in a material deviation between the net results projected under Japan GAAP and the net results projected under IFRS.

- *Goodwill on Consolidation*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and is projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share-based Payment Expense*

- Under IFRS, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP, there is no accounting impact for shares or options granted for compensation prior to May 1, 2006. However, shares and options granted after May 1, 2006 start to attract compensation expense under Japan GAAP.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of goodwill on consolidation. Goodwill on consolidation represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance. However, it is recommended that the investors should carefully take into account financial and non-financial information as well as EBITDA.

Qualitative Information Regarding Forecast

Adjustments in Financial Forecasts

Primarily due to improved business prospects for the Group and the listing of our consolidated subsidiary, Xinhua Finance Media Limited ("XFMedia"), which was listed on the NASDAQ Stock Exchange in the United States of America, we are adjusting our financial forecasts previously announced on 15 March 2007. The listing of XFMedia generated much worldwide publicity and awareness for the Group and our overall business profile has been raised. Furthermore, the listing generated cash proceeds which can be used for future developments and investments.

As a result, for the full year period, we are revising upwards our turnover, EBITDA, operating income and net income. We are revising downward our ordinary income due to high-than-expected share issuance costs with the listing of XFMedia in the amount of USD17,600 thousand and a reclassification of an assumed USD23,700 thousand gain due to the deemed disposition from XFMedia's fund raising activities previously assumed to be part of non operating income which is now reflected under extraordinary gains.

1. Adjustment in consolidated financial forecasts (Japanese GAAP) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: USD thousand (Yen million) except for %)

	Turnover	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income
Previous Projections[1] (A)	99,502 (10,945)	9,589 (1,055)	△5,905 (△650)	4,199 (462)	26,799 (2,948)
Revised Projections[2] (B)	101,891 (11,208)	7,311 (804)	△11,493 (△1,264)	△29,943 (△3,294)	33,497 (3,685)
Difference (B - A)	2,389 (263)	△2,278 (△251)	△5,588 (△615)	△34,141 (△3,756)	6,698 (737)
Percent Change (%)	2%	△24%	95%	△813%	25%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	75,026 (8,646)	11,089 (1,278)	2,261 (261)	3,442 (397)	2,012 (232)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. □Denotes loss
4. Exchange rate used for results of 6 months ended June 30, 2006: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

2. Adjustment in consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: USD thousand (Yen million) except for %)

	Turnover	EBITDA	Operating Income	Ordinary Income/ (Loss △)	Net Income
Previous Projections[1] (A)	228,680 (25,155)	32,281 (3,551)	964 (106)	16,527 (1,818)	27,999 (3,080)

Revised Projections[2] (B)	260,000 (28,600)	44,379 (4,882)	6,688 (736)	△13,447 △(1,479)	31,999 (3,520)
Difference (B - A)	31,320 (3,445)	12,099 (1,331)	5,724 (630)	△29,974 (△3,297)	4,000 (440)
Percent Change (%)	14%	37%	594%	△181%	14%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,840)	24,672 (2,939)	1,134 (135)	63 (7)	10,760 (1,282)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. □Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

<For Reference Only (IFRS)>

1. Adjustment in consolidated financial forecasts (IFRS) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: USD thousand (Yen million) except for %)

	Turnover	EBITDA	Net Income
Previous Projections[1] (A)	99,502 (10,945)	13,152 (1,447)	41,738 (4,591)
Revised Projections[2] (B)	101,891 (11,208)	8,568 (942)	49,274 (5,420)
Difference (B - A)	2,389 (263)	△4,584 (△504)	7,536 (829)
Percent Change (%)	2%	△35%	18%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	75,026 (8,646)	11,273 (1,299)	4,854 (559)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. □Denotes loss
4. Exchange rate used for previous year's 6 month results: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

2. Adjustment in consolidated financial forecasts (IFRS) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: USD thousand (Yen million) except for %)

	Turnover	EBITDA	Net Income
Previous Projections[1] (A)	228,680 (25,155)	37,422 (4,116)	53,253 (5,858)

Revised Projections[2] (B)	260,000 (28,600)	46,579 (5,124)	57,253 (6,298)
Difference (B - A)	31,320 (3,445)	9,157 (1,007)	4,000 (440)
Percent Change (%)	14%	24%	8%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	174,963 (20,840)	23,331 (2,781)	18,731 (2,233)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. □Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Forward looking statements in this report are based on information available to management at the time this report was prepared. As such, they carry risks and uncertainties and actual results and events may differ significantly from the forecast. Investors are advised not to rely solely on business forecasts in this report for making investment decisions. Forecasts of business results will also be revised as and when considered necessary, in accordance with disclosure rules.

May 15, 2007

Dear Sirs,

(Non-Consolidated) Summary of Business Results for the three months ended March 31, 2007

Name of the Company:	Xinhua Finance Limited (URL www.xinhuafinance.com.)
Representative:	Chief Executive Officer, Fredy Bush
	(TSE Mothers, Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Shanghai 86-21-6113-5900)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Preparation of the Quarterly Financial Statements

(a) Accounting standards for the quarterly financial statements:
Accounting standards for the interim financial statements

(b) Changes in accounting treatments since the most recent fiscal year: Not Applicable

(c) Participation of Accounting Auditor: Applicable.
With respect to the quarterly financial statements, the procedures for issuance of opinion have been carried out in accordance with "Standards for Issuance of Opinion for Quarterly Financial Statements" as attached to the TSE's "Guidelines of Rules on Timely Disclosure of Corporate Information Issuer of Listed Security".

2. Summary of Business Results

Non-consolidated Business Results for the three months year-to-date ended March 31, 2007 are provided below (the non-consolidated business results for the three months year-to-date ended March 31, 2006 are also provided for reference).

Non-consolidated Business Results under Japan GAAP

(Units: USD thousand (Yen million))

	March, 2006 (3 Months YTD)	March, 2006 (3 Months YTD)	March, 2007 (3 Months to YTD)	Variance (%)	December, 2006 (Full Year)
	(at past USD-Yen rate as of March 31, 2006)	(at current USD-Yen rate as of March 30, 2007)	(at current USD-Yen rate as of March 30, 2007)		(at current USD-Yen rate as of March 30, 2007)
Turnover	6,113 (718)	6,113 (722)	704 (83)	△88.5%	9,371 (1,106)
Operating Profit/ Loss (△)	2,331 (274)	2,331 (275)	△1,787 (△211)	△176.7%	△2,802 (△331)

Ordinary Profit/Loss (△)	2,252 (265)	2,252 (266)	339 (40)	△84.9%	△6,019 (△711)
Net Profit	2,252 (265)	2,252 (266)	339 (40)	△84.9%	△6,019 (△711)
EBITDA	2,331 (274)	2,331 (275)	△1,787 (△211)	△176.7%	△2,802 (△331)
Total Assets	359,925 (42,280)	359,925 (42,489)	484,656 (57,214)	34.7%	464,206 (54,800)
Total Net Assets	314,564 (36,952)	314,564 (37,134)	323,324 (38,168)	2.8%	288,053 (34,005)
% of Adjusted Shareholder's Equity / Total Assets	87.4%	87.4%	66.7%	-	62.0%
Net Assets per share USD (JPY)	365.13 (42,891.43)	365.13 (43,103.20)	320.08 (37,785.44)	△12.3%	309.17 (36,497.52)

(Notes)

1. For three months year-to-date ended March 31, 2007 results and three months ended March 31, 2006 results at current U.S. dollar and Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥118.05, from the Tokyo Foreign Exchange Market as of March 30, 2007. For the three months ended March 31, 2006 results as reported on May 15, 2006, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.47, from the Tokyo Foreign Exchange Market as of March 31, 2006.
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Variance shows comparison between business results for three months year-to-date ended March 31, 2006 and for the three months year-to-date ended March 31, 2007 both of which are at the current rate as of March 30, 2007.

3. Non-consolidated Financial Projection (from January 1, 2007 to December 31, 2007)

Adjustment in Financial Forecast

We are adjusting our forecast for ordinary income and net income downwards by US$ 19,900 thousand primarily because we have removed a gain from the assumed gain from changes in equity interests of US$ 23,700 thousand which should only be reflected in the Company's consolidated forecast. In addition, we are expecting higher interest and other income offset with lower share based payment expenses resulting in an amount of US$ 3,800 thousand.

The results of the non-consolidated company are not reflective of the whole group. The non-consolidated company acts as a holding company and substantial amounts of operations are at the subsidiary level. As a result, only consolidated results are a good reflection of our operations.

The re-forecasted financial outlook (non-consolidated) for the fiscal year ending December 2007 under Japan GAAP is as follows:

1. Adjustment in financial forecasts (Japanese GAAP) for the 6 months ending June 30, 2007 (January 1, 2007 – June 30, 2007)

(units: USD thousand (Yen million) except for %)

	Turnover	**Ordinary Income/ (Loss △)**	**Net Income/ (Loss △)**
Previous Projections[1] (A)	2,261 (249)	9,399 (1,034)	9,399 (1,034)
Revised Projections[2] (B)	2,261 (249)	△2,019 (△222)	△2,019 (△222)
Difference (B - A)	-	△11,418 (△1,256)	△11,418 (△1,256)
Percent Change (%)	0%	△121%	△121%
(for reference only) Previous Year's Results[4] (6 months ended June 30, 2006)	6,067 (699)	△1,012 (△117)	△1,012 (△117)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for results of 6 months ended June 30, 2006: USD1 = ¥115.24, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of June 30, 2006.

2. Adjustment in financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2007 (January 1, 2007 – December 31, 2007)

(units: US thousand (Yen million) except for %)

	Turnover	**Ordinary Income/ (Loss △)**	**Net Income/ (Loss △)**
Previous Projections[1] (A)	4,522 (497)	9,114 (1,003)	9,114 (1,003)
Revised Projections[2] (B)	4,522 (497)	△10,750 (△1,182)	△10,750 (△1,182)
Difference (B - A)	-	△19,864 (△2,185)	△19,864 (△2,185)
Percent Change (%)	0%	△218%	△218%
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2006)	9,371 (1,116)	△6,019 (△717)	△6,019 (△717)

1. Exchange rate used for previous projections: USD1 = ¥110.00
2. Exchange rate used for adjusted projections: USD1 = ¥110.00
3. △Denotes loss
4. Exchange rate used for previous year's results: USD1 = ¥119.11, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 29, 2006.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Forward looking statements in this report are based on information available to management at the time this report was prepared. As such, they carry risks and uncertainties and actual results and events may differ significantly from the forecast. Investors are advised not to rely solely on business forecasts in this report for making investment decisions. Forecasts of business results will also be revised as and when considered necessary, in accordance with disclosure rules.

新华财经
XINHUA FINANCE

Xinhua Finance reports strong results for Q1 and revises the full year forecasts upward

SHANGHAI, May 15, 2007 - Xinhua Finance (TSE Mothers: 9399, OTC ADR: XHFNY), China's premier financial information and media provider, today reported total revenue for the three months ended March 31, 2007, under International Financial Reporting Standards ("IFRS"), of US$46.6 million, a 25% increase over the first quarter of 2006. Net income was US$94.5 million for the first quarter of 2007, compared to US$3.6 million for the first quarter 2006. Fully diluted earnings-per-share (EPS) reached US$95.68, up from US$4.33 in 2006.

Proforma EBITDA, adjusted to exclude non-cash ESOP expenses and one-time items, was US$10.8 million, an increase of 64% over US$6.6 million in the same period last year. Proforma Net Income was US$4.8 million, adjusted to exclude a one-time gain of $97.5 million from the initial public offering of its consolidated subsidiary, Xinhua Finance Media (NASDAQ: XFML), on the NASDAQ Global Market in March 2007 and other non-cash expenses. Xinhua Finance provides proforma results to help investors better understand the Company's underlying operating and financial trends.

Based on the Company's strong performance in the first quarter, the IPO of Xinhua Finance Media (XFMedia), and the improved business prospects across services lines, management is revising its full year revenue and EBITDA forecasts upward.

Fredy Bush, CEO of Xinhua Finance, commented, "We continued to invest in our business during the quarter as a long term growth strategy of the Company. While the content business of the four core services lines continued to achieve their expected milestones, the IPO of XFMedia, our media distribution subsidiary, has unlocked value for the Company and significantly enhanced our brand awareness and reputation. XFMedia makes a positive contribution to the Company, adding significant value for our shareholders, and its listing provides additional resources to support the Company's future acquisitions and business development."

The market cap of XFMedia was US$984 million at its IPO of which Xinhua Finance's shareholding was valued at US$325 million.

新华财经
XINHUA FINANCE

Ms. Bush added, "The Company is further enhanced by the progress of our media distribution business, which enables us to gain greater value from our unique and proprietary content offerings that we create within our core service lines. Through distribution across various China media channels, we are able to leverage our content, brand name, and client base to capture additional revenue streams, such as advertising income."

CFO Gordon Lau added, "We continue to capitalize on the synergies and cross-selling opportunities across our business lines. At the same time we continue to explore new opportunities to add value to the Company and our footprint in the Chinese market which is the strongest it has ever been. With our upwardly revised forecast for full year 2007, we continue to maintain a strict focus on cost control, and are confident in our ability to continue our trend of profitable growth."

ends

First Quarter 2007(1) vs. First Quarter 2006(1) – unit: million USD

	Q1 2007	Q1 2006	Variance
Revenue	46.6	37.4	25%
Proforma EBITDA(2)	10.8	6.6	64%
EBITDA(3)	3.0	5.8	-47%
Proforma Net Income(4)	4.8	4.1	16%
Net Income	94.5	3.6	2,614%

Full Year 2007 previous forecast(5) vs. reforecast – unit: million USD

	Previous forecast	Reforecast	Variance
Revenue	**228.7**	**260.0**	**14%**
Proforma EBITDA(2)	**45.7**	**60.5**	**33%**
EBITDA	**37.4**	**46.6**	**24%**
Net Income	**53.3**	**57.3**	**8%**

新华财经
XINHUA FINANCE

First Quarter 2007 results (Japan GAAP(6)) – unit: million USD

	Q1 2007	Q1 2006	% change
Revenue	46.6	37.4	25%
Proforma EBITDA(2)	10.8	6.7	61%
EBITDA (3)	2.2	5.6	-61%
Proforma Net Income(4)	0.3	0.2	63%
Net Income	82.4	0.9	9,478%

(1) For three months period-to-date ended March 31, 2007 results and three months ended March 31, 2006 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥118.05, from the Tokyo Foreign Exchange Market as of March 30, 2007.

(2) Proforma EBITDA under IFRS is EBITDA plus non-cash ESOP expenses and excluding one time items. Proforma EBITDA under JGAAP is EBITDA plus non-cash ESOP expenses and recurring non operating income and excluding one time items.

(3) Under IFRS, EBITDA for the quarter ended March 31, 2007 includes non-cash one time charge of US$5.7m from the revaluation of a convertible loan and non-cash ESOP expenses of US$2.1m. For the quarter ended March 31, 2006, EBITDA includes non-cash ESOP expenses of US$0.9m. Under JGAAP, EBITDA for the quarter ended March 31, 2007 includes non-cash ESOP expenses of US$1.4m. For the quarter ended March 31, 2006 there was no ESOP expense.

(4) Under IFRS, Proforma net income for three months period-to-date ended March 31, 2007 excludes a one-time gain of US$97.5m from the deemed disposal of a subsidiary, a non-cash one time charge of US$ 5.7m from the revaluation of a convertible loan and non-cash ESOP expenses of US$2.1m . Under JGAAP, Proforma Net income for three months period-to-date ended March 31, 2007 excludes a one-time gain of US$105.8m from the deemed disposal of a subsidiary and related share issuance expenses of US$22.4m and non cash ESOP expenses of US$1.4m.

(5) The previous forecast was made on March 15, 2007.

(6) The main reason for the differences between IFRS and Japan GAAP as applied to us is that Japanese accounting standards take a different approach to accounting for amortization of goodwill from acquisitions.

(Notes)

A. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
B. We define EBITDA in relation to our JGAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
C. Forecasts for fiscal 2007 are management estimates only; figures have not been audited or reviewed.
D. Performance estimates are determined based on information currently available. Due to unforeseen factors, actual performance may differ from estimates.

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide. For more information, please visit www.xinhuafinance.com.

新华财经
XINHUA FINANCE

For further information

Xinhua Finance
Japan: Mr. Sun Jiong, +81-3-3321-9500, jsun@xinhuafinance.com
China: Ms Joy Tsang, +8621-6113-5999, +86-136-2179-1577, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan: Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com
United States: Mr. John P. Dudzinsky, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

15

RECEIVED
2007 JUL 11 A 9:20

JUL 2007

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	May 7, 2007
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Washington Analysis, LLC.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
4,345 shares

(2) Issue Price
approximately USD600.78 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD2,610,515

(5) Total amount to be capitalized
HKD86,900

c. Method of Issuance
Allocation of new shares to third parties

d. Area of Issuance
United States of America

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Washington Analysis, LLC

g. Date of Issue
April 27, 2007

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of March 31, 2007)
HKD20,201,655.80 YEN305,247,019.14

Note: Capital amount means the stated capital excluding share premium.
The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of March 30, 2007, which is HKD1.00 = ¥15.11

RECEIVED
2007 JUL 11 A 9:2?
RECEIVED JUL 2007 WASH. D.C. 209 SECTION PROCESSING

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance makes third payment for acquisition of leading institutional research firm, Washington Analysis

SHANGHAI, April 27, 2007 - Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the third consideration payment to be made to the original shareholders of Washington Analysis pursuant to the agreement and plan of merger ("Agreement") signed in July 2005.

Pursuant to the Agreement, further purchase consideration for Washington Analysis will be payable depending on Washington Analysis' financial performance during 2005, 2006 and 2007.

Xinhua Finance is pleased to announce that Washington Analysis has reported EBITDA for 2006 of approximately US$2.98 million. Accordingly, the original shareholders of Washington Analysis will be entitled to additional cash consideration of approximately US$2.61 million and will be issued 4,345 of Xinhua Finance shares pursuant to the Agreement.

Details of the issuance:

1. No. of shares issued: 4,345 shares
2. Issue price per share: approximately US$600.78 (JPY 71,273). Price is based on average closing share price for fifteen trading days up to and including April 24, 2007.
3. Total amount of the issue price: US$2,610,515
4. Amount to be added to share capital: HK$20 per share
5. Date of issuance: April 27, 2007
6. Use of proceeds: The shares are part of consideration of the shares of Washington Analysis that were acquired in July 2005.

End

新華財經有限公司 Xinhua Finance Limited
Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
Tel (852) 3196 3939 Fax (852) 2541 8266 Email info@xinhuafinance.com Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

More information:

Xinhua Finance

Hong Kong / Shanghai

Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan

Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan

Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States

Mr. John Dudzinsky, +1 212 889 4350, John.Dudzinsky@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

(13)

RECEIVED
2007 JUL 11 A 9:2?

新华财经
XINHUA FINANCE

[For Immediate Release]

Moody's Upgrades Xinhua Finance's Ratings to B1

SHANGHAI, April 25, 2007 – Xinhua Finance Limited ("XFL", TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media service provider, today announced that Moody's Investors Service has upgraded its corporate family rating and senior unsecured bond rating to B1 from B2. The outlook for both ratings is stable.

Moody's said in its statement that the upgrade was based upon the IPO of XFL's subsidiary, Xinhua Finance Media's (XFMedia), as well as XFL's better-than-expected financial results for the full year 2006.

Moody's commented that "the proceeds raised from the IPO of XFMedia had strengthened the group's liquidity. The automatic conversion of all of the outstanding convertible preferred shares and convertible loans into Class A common shares under XFM has also improved the group's adjusted leverage."

Xinhua Finance Media is China's leading diversified financial and entertainment media company targeting high net-worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process. It raised $300 million at its IPO on NASDAQ and debuted on March 9, 2007 under the ticker XFML. XFL owns 36.9% of the Company following the IPO.

Moody's also acknowledged the ongoing positive developments in XFL's operational performance with FY06 operating results slightly ahead of expectations.

In February, XFL reported, under International Financial Reporting Standards ("IFRS"), 2006 full year consolidated revenue of US$175.0 million and net income of US$18.7 million, which represented gains of 59% and 82% respectively over those of the last fiscal year and came in ahead of forecasts of US$166.0 million and US$18.5 million, respectively.

Xinhua Finance CEO Fredy Bush said, "we're pleased to have received this upgrade, which represents Moody's' recognition of our strategy for long-term profitable growth and the strides

新华财经
XINHUA FINANCE

we've made across all of our service lines, especially the milestone in our distribution business with Xinhua Finance Media successfully listed on NASDAQ."

"We're well positioned to deliver on our strategic plans to maintain our market leadership in our content service, and meanwhile profit from our unique distribution platform targeting the increasing high-net-worth demographics in China," she added.

According to Moody's, the stable outlook reflects its expectation that XFL would execute its business plan as planned and maintain its competitiveness in the near to medium term.

End

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Mr. John Dudzinsky, +1 212 889 4350, John.Dudzinsky@taylor-rafferty.com

Europe
Faisal Kanth, +44 20 7614 2900, Faisal.Kanth@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

新华财经
XINHUA FINANCE

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied on as information to make an investment decision by any investor. Investors should read the Company's Securities Report filed to Tokyo Stock Exchange and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

(10)

The Amendment to the Report of Listed Shares

(addition)

12 April, 2007

To: Mr. Taizo Nishimuro
President &CEO
Tokyo Stock Exchange, Inc.

SEC MAIL RECEIVED PROCESSING SECTION
JUL 0 9 2007
WASH. D.C. 209

Name of Issuer: Xinhua Finance Limited
(Stock Code: 9399)

Name and Title of Duly
Authorized Officer of Issuer: Fredy Bush, Chief Executive Officer

Name of Proxy, Etc. (Note 1): Kensuke Ambe

Signature or Seal of Proxy, Etc.:

Address or Location of Proxy, Etc: Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku, Tokyo
(tel: +81 3 6266 8538)

We report as follows.

Issuer name	Xinhua Finance Limited
Number of newly issued shares	3,936 shares
Number of shares listed after the issue	931,637.79 shares

Outline of the amendment

Date	20 January, 2006
Exercise of options by an option holder of 36 shares (total amount of USD8,640)	
Date	23 February, 2006
Exercise of warrants of 3,900 shares (total amount of USD1,029,600)	

(11)

RECEIVED
2007 JUL 11 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

<u>Report of Status of Conversion of Securities</u>
<u>and Issuance of New Shares, etc.</u>
(For foreign company whose main market is TSE)

Date of Filing: April 13, 2007

To: Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

Name of Issuer: Xinhua Finance Limited
(Stock Code: 9399)

Name and Title of Duly
Authorized Officer of Issuer: Fredy Bush, Chief Executive Officer

Name of Proxy, Etc. (Note 1): Kensuke Ambe

Signature or Seal of Proxy, Etc.:

Address or Location of Proxy, Etc: Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku, Tokyo

In connection with the status of the conversion, if any, of convertible bonds and convertible stock into listed shares, exercise of share purchase warrants, issuance of new shares, and acquisition of the Company's own shares, during the year ended on 12/31/2006, we hereby report the following:

(Note 1)
In this report, "Proxy, Etc." shall mean a proxy, etc. as provided for under Rule 20 of the Rules on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like.

1. Status of conversion of convertible stock into listed shares or exercise of share purchase warrants (Report based on Rule 8 of the Rule on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like) (Note 2)

Cause	Number of Shares Issued upon Conversion or Exercise(1)	Total Amount of (Conversion Price or Exercise Price×Number of Issued Shares)
	shares	
	shares	
	shares	
	shares	
Total	shares	

(Note 2)

Please break down the cause of issuance into "Conversion of Preferred Shares", "Exercise of Convertible Bonds with Share Purchase Warrants" and other categories, and complete column (1) according to each cause separately (please exclude the number of shares appropriated from the company's own shares).

2. Status of issuance of new shares resulting from the exercise of warrants, stock options or other rights similar thereto (report based on Rule 9 of the Rule on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like) (Note 3)

(USD1=119.11 yen)

Cause	Number of Shares Issued upon Exercise (1)	Total Amount of (Exercise Price×Number of Issued Shares)
Exercise of options by an option holder	36 shares	USD8,640 (1,029,119 yen)
Exercise of warrants	3,900 shares	USD1,029,600 (122,635,656 yen)
Exercise of share options by employees	1,138 shares	USD473,372 (56,383,339 yen)
	shares	
Total	5,074 shares	USD1,511,612 (180,048,105 yen)

(Note 3)

Please break down the cause of issuance into "Exercise of Stock Options", "Exercise of Warrants", and other categories, and complete column (1) according to each cause separately (please exclude the number of shares appropriated from the company's own shares)..

3. Status of issuance of new shares for other reasons (Note 4)

(USD1=119.11yen)

Cause	Number of Shares(1)	Total Amount Received (2)
Share issuance to senior executives and employees	39,722.50 shares	USD19,317,937 (2,300,959,483 yen)
Share issuance to third parties	3,500 shares	USD1,920,433 (228,742,806 yen)
Share issuance to a consultant	4,650 shares	USD3,828,684 (456,034,545 yen)
Share issuance in connection with acquisition (Century Media)	14,629 shares	USD8,374,613 (997,500,109 yen)
Share issuance in connection with acquisition (Washington Analysis)	3,543 shares	USD3,182,503 (379,067,990 yen)
Share issuance in connection with acquisition (Ming Shing)	18,105 shares	USD11,665,902 (1,389,525,550 yen)
Share issuance in connection with acquisition (Jingguan Xincheng)	6,602 shares	USD4,253,979 (506,691,393 yen)
Share issuance in connection with acquisition (Stone & McCarthy)	4,299 shares	USD1,800,000 (214,398,000 yen)
Share issuance in connection with acquisition (Taylor Rafferty)	16,036 shares	USD5,948,071 (708,474,763 yen)
Total	111,086.50 shares	USD60,292,122 (7,181,394,639 yen)

(Note 4)

1. Please describe the cause(s) of issuance (such as public offering, stock splits, stock dividends, and shareholder investment plans), and indicate the number of shares issued according to each cause (please exclude the number of shares appropriated from the company's own shares). If the number of shares has decreased due to cancellation or any other reason, then please indicate the

number of shares decreased(write"−" or "△" [either symbol indicating a decrease] before each number) according to each cause (you need not fill in column(2)).

2. With regard to "Total Amount Received" by issuance of new shares in conjunction with the acquisition of other companies, please indicate the increased amount of shareholders' equity (total of share capital and surplus).

Changes in the total number of listed shares during the year are as follows:

Listed Shares	
As of the end of the previous business year	815,477.29 shares
Increase/decrease during this business year as a result of causes set forth in Items 1.through 3. above	116,160.50 shares
Total number of listed shares as of the end of this business year.	931,637.79 shares

4.. Status of acquisition of the company's own shares (Report based on Rule 9 of the Rules on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like)

Common Shares		
Number of shares held by the Company as of the end of the previous business year		shares
Increase/ decrease in the number of such shares during this business year	Shares acquired	shares
	Shares sold	shares
	Shares redeemed or cancelled	shares
	Other (exercise of stock options, shares issued in connection with acquisitions, etc.)	shares
Number of shares held by the Company as of the end of this business year.		shares

# # #

(12)

RECEIVED
2007 JUL 11 A 9:27

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance among first foreign qualifiers for TSE margin trading

SHANGHAI & TOKYO, April 16, 2007 – Xinhua Finance, China's premier financial information and media service provider, today announced that its stock, listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399), becomes eligible for standardized margin trading as of April 16, 2007. Of the 25 foreign corporations listed in Japan, Xinhua Finance is one of the first five whose stock will be able to be traded on margin under new regulations of Tokyo Stock Exchange (TSE).

Last November, the TSE announced the introduction of margin trading on stock issued by foreign companies "in order to strengthen market functions and provide diverse investment methods." Margin trading is believed to contribute to enhanced turnover, especially for foreign stocks solely listed on the TSE. A recent study reported findings that standardized margin trading, which accounts for 90% of margin trading, increases the trading volume of stocks by 10-15% on average, to as high as 100% for certain individual stocks within two months of launch.

Xinhua Finance CEO Fredy Bush commented, "We are delighted to be among the first five foreign companies selected for margin trading. We also applaud TSE's efforts to expand the investability in equity issued by foreign corporations. Xinhua Finance has been listed on the Japanese market for about three years and has seen the rapid expansion of our investor base as a result of our consistent efforts to generate value for our shareholders. This qualification is another reflection of our efforts."

"This is exciting news to the company as a whole and to investors with interest in Xinhua Finance as it allows more flexibility when investing in Xinhua Finance stock and we expect that it will allow for increases in trading volume and liquidity for our investor base," she added.

Mr. Michio Matsui, President and CEO of Mastui Securities Ltd said, "The introduction of margin trading is expected to bring more convenience to individual investors and establish a stronger market through the increased trading volume." Matsui Securities is the first major online trading securities company in Japan and will introduce standardized margin trading on April 16. The criteria for standardized margin trading are based on those of Japanese domestic issues, including number of listed shares, number of shareholders, average monthly trading volume, net income, and so forth.

新华财经
XINHUA FINANCE

Xinhua Finance listed on the Mothers Board of the Tokyo Stock Exchange in October 2004. It was the first Chinese corporation and the first foreign corporation with a primary listing on the Japanese market.

end

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, john.dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied on as information to make an investment decision by any investor. Investors should read the Company's Securities Report filed to Tokyo Stock Exchange and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of

新华财经
XINHUA FINANCE

factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新华财经
XINHUA FINANCE

eziData.com

[For immediate release]

Xinhua Finance Launches China Consumer Confidence Index

SHANGHAI, June 27, 2007 -- Xinhua Finance Limited ("XFL"; TSE Mothers: 9399; OTC ADRs: XHFNY), China's premier financial information and media provider, today announced the launch of the Xinhua Finance eziData China Consumer Confidence Index (CCCI), a new barometer of Chinese consumers' changing outlook toward the macro-economy, pricing and living conditions.

The CCCI is produced in conjunction with Dr. Richard Curtin, Research Professor and Director at the Institute of Social Research of the University of Michigan, a globally recognized authority on consumer sentiment research, who also conducts the well-known University of Michigan Consumer Sentiment Index. Dr. Curtin has conducted or been involved in many consumer confidence surveys in the United States and other parts of the world, and is providing guidance to ensure the new China index meets international standards.

The monthly updated China Consumer Confidence Index is designed to be the most frequently released consumer confidence index by an independent third party research operation in China. The CCCI is composed of two sub-indexes, namely, the current index and expectations index, covers four key sectors (real estate, durables, automobiles and stock investment) and offers detailed demographic data on age, income level and geography.

An effective measurement of consumer behavior, the index is intended to enable financial professionals, analysts, and strategy and policy makers to keep closer track of trends in the Chinese consumer market and to understand the market directly from the consumers.

"The launch of this new product represents our continued efforts to bring international standards and best practices to China and enhance the transparency of the market," said Ms. Fredy Bush, CEO of XFL.

"Over the last two years, we have been expanding our capability from serving financial institutions to professionals in China who require market intelligence and investment information. We are glad to be able to utilize our expanded capabilities and integrate our subsidiary's research expertise in providing a new tool for understanding China's consumer market," she added.

The index has been developed through a partnership between eziData and XFL subsidiary Xinhua Finance Media (NASDAQ: XFML), leveraging Xinhua Finance Media's market research capabilities and Xinhua Finance's well-established brand reputation and distribution channels. eziData is a local provider of China consumer data, serving both financial and consumer market participants.

"We are proud to work with Dr. Curtin of the University of Michigan with the support of Xinhua Finance family," said Ms. Kathy Chen, President of eziData. "I am confident that the University's highly recognized methodology in consumer confidence indexing and Xinhua Finance Media's expertise in China's consumer market can be effectively combined in the customization of a tool that reflects the real situation within China and fulfills the requirements of sophisticated users."

The survey for the index is conducted in 50 top cities across mainland China, targeting demographics with strong consumption capacity. The index results are released on the last Wednesday of each month.

The results of the latest June survey indicate that Chinese consumers showed a slight confidence decline due to growing concerns over recent price increases, including the spike in pork and egg prices during the month. A summary of the first survey results is attached.

For more information about Xinhua Finance eziData China Consumer Confidence Index or to subscribe to the latest monthly survey report, please contact us via info@eziData.com

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Methodology
Xinhua Finance eziData China Consumer Confidence Index is produced in association with Dr. Richard Curtin, Research Professor and Director of the Consumer Sentiment Surveys at the Institute of Social Research, University of Michigan. The index is based on a monthly survey of 1,500 Chinese households via stratified random sampling in 50 representative cities across the eastern, middle and western parts of China using the well-established methodology of the University of Michigan. All data is collected via computer assisted telephone interviewing (CATI). Index of April 2007 survey is set as the benchmark (100).

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For further information
Xinhua Finance
China: Ms Joy Tsang, +8621-6113-5999, +86-136-2179-1577,
joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan: Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com
United States: Mr. John P. Dudzinsky, +1 212 889 4350,
xinhuafinance@taylor-rafferty.com

Notes to editors:
About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 11 countries worldwide. For more information, please visit www.xinhuafinance.com.

About eziData

eziData is a local provider of China consumer data, serving both financial and consumer market participants. It aims to serve global and local business professionals with decision-making tools that relate to consumption in China and conform to international standards. eziData's comprehensive portfolio of high-quality consumer data products, which includes a structured real-time databank, delivers a broader and more insightful view of the market. For more information, please visit www.eziData.com

Appendix

Xinhua Finance eziData China Consumer Confidence Index
Survey Summary in June 2007

Xinhua Finance eziData China Consumer Confidence Index fell to 101.6 in June from 102.2 in May, but remained well above the 100.0 reading in April. The April survey was the initial survey and represents the base month for calculation of the indexes.

Overall current conditions fell to 101.4 in June from 103.1 in May, with sentiment on both family finances and buying conditions declining.

Overall sentiment on future conditions inched down 0.1 point to 101.6 in June, as a 1.5-point drop in the expected personal financial situation more than offset a 1.2-point improvement in the outlook for business conditions in five years. The one-year business outlook was virtually unchanged during the latest month.

Consumer Sentiment Index



Index Value (All China 4/2007=100)
110
108
106
104
102
100
98
96
94
92
90
Total Index
Current Index
Expectations Index
A M J
2007
A M J
2007
A M J
2007

Consumer sentiment for those making less than RMB 48,000 per year fell 1.3 points in June, reversing most of the 1.6 point gain seen the month before, while sentiment of those making more rose modestly for the second month in a row (+ 0.4 point after +0.8 point).

Consumer confidence fell a sharp 2.2 points in June for older Chinese (aged 55 or older), more than erasing the gain made the previous month. Sentiment fell a more modest 0.9 point for middle-aged consumers (35-54) and was stable for the youngest surveyed (20-34).

	Apr. 2007	May 2007	Jun. 2007
INDEX OF CONSUMER SENTIMENT			
ALL CHINA	100.0	102.2	101.6
EAST CHINA	99.8	102.0	102.1
EAST CHINA: NORTH	100.2	101.1	102.1
EAST CHINA: CENTRAL	100.0	101.5	102.1
EAST CHINA: SOUTH	99.4	103.2	102.0
MIDDLE & WEST CHINA	100.6	102.8	100.2
INDEX OF CONSUMER SENTIMENT WITHIN INCOME SUBGROUPS (ANNUAL HOUSEHOLD)			
Under RMB 48,000	95.5	97.1	95.8
Over RMB 48,000	105.2	106.0	106.4
INDEX OF CONSUMER SENTIMENT WITHIN AGE SUBGROUPS			
20-34	104.2	105.9	105.9
35-54	96.4	99.2	98.3
55-64	95.8	97.7	95.5
COMPONENTS OF THE INDEX OF CONSUMER SENTIMENT			
Current Index	100.0	103.1	101.4
Expectations Index	100.0	101.7	101.6
Personal Finance: Current	123.8	129.2	126.8
Personal Finance: Expected	128.9	131.9	130.4
Business Condition: 1 Year	135.1	134.8	134.7
Business Condition: 5 Years	149.0	153.4	154.6
Durable Buying Conditions	103.4	105.1	103.4
INDEX OF SECTORS			
Index of Stock Investment	100.0	99.8	100.1
Index of Real Estate	100.0	97.8	99.9
Index of Car Purchase	100.0	104.1	100.3

Chinese consumers were a bit less confident in the June survey due to growing concerns about recent price increases following the sharp rise in pork and egg prices during the month. However, the decline in sentiment was concentrated in lower-income and older Chinese in the southern, middle and western portions of the

country. Sentiment in and around Beijing and Shanghai improved during the month, particularly among the young and higher paid.

Surprisingly, the sharp early-month drop in the stock market following the government's move to tame soaring share prices had little net negative impact on sentiment for the month as a whole, as a sharp rise in expectations for the stock market in the next year more than offset a drop in investment returns in June. Moreover, a noticeable decrease in the willingness to buy a car in the period ahead, along with a drop in the intention to save more, appeared to be related in large part to consumers' intentions to invest further in the stock and property markets. Sentiment on the real estate market improved in June, as higher prices suggested to consumers that property was a good investment.

The survey was conducted between June 1 and June 17, 2007, with a total sample size of 1,585.

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